UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F

[ X ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number
                       --------------

                           CAPITAL ALLIANCE GROUP INC.
                           ---------------------------
             (Exact name of Registrant as specified in its charter)

                            BRITISH COLUMBIA, CANADA
                            ------------------------
                         (Jurisdiction of Incorporation)

                          SUITE 1200, 777 WEST BROADWAY
                  VANCOUVER, BRITISH COLUMBIA, CANADA  V5Z 4J7
                  --------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Not Applicable

Securities registered or to be registered pursuant to Section 12(g): Common Shares Without Par Value

Securities for which there is a reporting obligation pursuant Section 15(d) of the Act: None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as of August 31, 2000: 13,338,702 Common Shares Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Not Applicable

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item  17  X  Item  18
         ---          ---

                                TABLE OF CONTENTS

CURRENCY EXCHANGE RATES                                                       3
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS                             3
GLOSSARY                                                                      4

ITEM 1.     DESCRIPTION OF BUSINESS                                           6
A.  Formation of the Registrant                                               6
      Subsidiaries                                                            6
B.  Business of the Registrant                                                6
      CIBT                                                                   10
        Strategic Alliances                                                  11
        Products & Services                                                  12
          CIBT West Beijing                                                  12
          Hanwei Satellite Campus                                            13
          CIBT East Beijing                                                  13
          Beijing Haiding Tourism School                                     13
        Registrations and Operating Permits                                  14
        Operations                                                           14
        Market and Competition                                               15
      SEG                                                                    16
        Business Model                                                       18
        Services                                                             19
        Alliance Brokers                                                     20
          ABN Amro Securities Asia - Thailand (MOU only)                     20
          Arab-Malaysian Securities - Indonesia and Malaysia                 20
          China Securities - China (Shanghai and Shenzhen Exchanges)
           (MOU only)                                                        20
          HDI Securities - Philippines                                       20
          Consortium Securities - India (National and Mumbai
            Stock Exchanges) (MOU Only)                                      21
          Kim Eng Securities - Singapore (MOU only)                          21
          Kadim Ali Shah Bukhari - Pakistan                                  21
          Asian Capital Equities - Philippines                               21
          Tai Fook Securities - Hong Kong (MOU only)                         22
          NDBS Stock Brokers - Sri Lanka                                     22
          Vanik Bangladesh Securities - Bangladesh                           22
          Moritz & Tuchler - Israel                                          22
          CIP Brokers - Portugal                                             23
        Registration and Operating Permits                                   23
        Operations                                                           23
        E-Commerce and Online Trading                                        24
        Market and Competition                                               24
      Research and Development Expenditures                                  25
        CIBT                                                                 25
        SEG                                                                  25
      Sales and Revenue                                                      25
      Risk Factors                                                           26
        Political Environment                                                26
        Difficulty in Enforcing Contracts                                    26
        Growth Fluctuations in China                                         26
        Lack of Liquidity                                                    26
        Currency Fluctuations                                                26
        Requirements for Licenses and Permits and Approvals                  26
        Competition, Markets and Regulations                                 27

                                TABLE OF CONTENTS

        Uninsured Risks                                                      27
        Dependence on Third Parties                                          27
        No Operating History                                                 27
        Acceptance of Business                                               27

ITEM 2.     DESCRIPTION OF PROPERTY                                          27
CIBT                                                                         27
SEG                                                                          28

ITEM 3.     LEGAL PROCEEDINGS                                                28

ITEM 4.     CONTROL OF REGISTRANT                                            28

ITEM 5.     NATURE OF TRADING MARKET                                         29

ITEM 6.     EXCHANGE CONTROLS AND
            OTHER LIMITATIONS AFFECTING SECURITY HOLDERS                     29

ITEM 7.     TAXATION                                                         30

ITEM 8.     SELECTED FINANCIAL DATA                                          31

      Statement of Income (Loss)                                             34
      Balance Sheet                                                          34
      Statements of Cash Flows                                               34
      Stock-based Compensation                                               35

ITEM 9.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATIONS                                            35
GENERAL                                                                      35
LIQUIDITY AND CAPITAL RESOURCES                                              35
      Three Months Ended April 30, 2000 (First Quarter of Fiscal 2000)       35
      Year Ended January 31, 2000 (Fiscal 2000)                              36
      Year Ended January 31, 1999 (Fiscal 1999)                              37
      Year Ended January 31, 1998 (Fiscal 1998)                              39
RESULTS OF OPERATIONS                                                        39
      Continuing Operations                                                  39
        Three Months Ended April 30, 2000 (First Quarter of Fiscal 2001)     39
          CIBT                                                               39
          SEG                                                                40
          Corporate                                                          41
        Year Ended January 31, 2000 (Fiscal 2000)                            41
          CIBT                                                               41
          SEG                                                                42
          Corporate                                                          43
        Year Ended January 31, 1999 (Fiscal 1999)                            44
          CIBT                                                               44
          Corporate                                                          45
        Year Ended January 31, 1998 (Fiscal 1998)                            46
          CIBT                                                               46
          Corporate                                                          47
          ANO and Excel                                                      47
        Discontinued Operations                                              48

                                TABLE OF CONTENTS


        Year Ended January 31, 2000 (Fiscal 2000)                            48
        Year Ended January 31, 1999 (Fiscal 1999)                            48
          ANO                                                                48
          Excel                                                              48

ITEM 10.    DIRECTORS AND OFFICERS OF REGISTRANT                             48

ITEM 11.    COMPENSATION OF DIRECTORS AND OFFICERS                           49

ITEM 12.    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES   49
Stock Options                                                                49
Share Purchase Warrants                                                      50

ITEM 13.    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS                   51

ITEM 14.    DESCRIPTION OF SECURITIES TO BE REGISTERED                       51
Shares                                                                       51

ITEM 15.    DEFAULTS UPON SENIOR SECURITIES                                  52

ITEM 16.    CHANGES IN SECURITIES AND
            CHANGES IN SECURITY FOR REGISTERED SECURITIES                    52

ITEM 17.    FINANCIAL STATEMENTS                                             52

ITEM 18.    FINANCIAL STATEMENTS                                             52

ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS                                52

                            CURRENCY EXCHANGE RATES

The accounts of Capital Alliance Group Inc. (the "Registrant") are maintained in Canadian dollars. In this Registration Statement, all currency references are expressed in Canadian dollars unless otherwise indicated. As of August 31, 2000, the exchange rate for conversion from U.S. dollars to Canadian dollars was US$1.00 = CDN$1.4720. The following table sets forth the exchange rates for one U.S. dollar expressed in terms of Canadian dollars for the past five calendar years and the interim period ended August 31, 2000.

--------------------------------------------------------------------------------
Canadian Dollars    2000(1)   1999     1998     1997     1996     1995     1994
per One U.S.
Dollar                $         $        $        $        $        $        $
--------------------------------------------------------------------------------
High                 1.5085   1.5095   1.5745   1.4288   1.3747   1.4092  1.4030
--------------------------------------------------------------------------------
Low                  1.4350   1.4578   1.4225   1.3474   1.3409   1.3401  1.3270
--------------------------------------------------------------------------------
Average for Period   1.4708   1.4894   1.4898   1.3894   1.3646   1.3689  1.3685
--------------------------------------------------------------------------------
End of Period        1.4720   1.4695   1.5375   1.4288   1.3697   1.3655  1.4030
--------------------------------------------------------------------------------

(1)     Covers the period from January 1, 2000 though August 31, 2000

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this Registration Statement constitute "forward looking statements". Such forward looking statements involve known achievements of the Registrant, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Information concerning risks and uncertainties is included under Risk Factors (page 26). These risks and uncertainties should be considered when evaluating forward looking statements, and undue reliance should not be placed upon forward looking statements.

The information in this Registration Statement is as at August 31, 2000 unless otherwise stated.

                                   GLOSSARY

The following are abbreviations and definitions of terms used in this Registration Statement.

Annova Financial    Annova Financial Corporation, an inactive subsidiary of the
                    Registrant.

CDNX The Canadian Venture Exchange, formed upon the merger of the VSE and the Alberta Stock Exchange.

CIBT CIBT Canadian Institute of Business & Technology Corp., doing business as CIBT School of Business, a subsidiary of the Registrant.

CIBT Beijing        CIBT School of Business, a Chinese entity wholly-owned by
                    CIBT.

CIBT HK             CIBT (HK) Limited, a Hong Kong corporation wholly-owned by
                    CIBT.

CPI Career Post (Internet Services) Inc., doing business as Career Post International, an inactive subsidiary of the Registrant.

Excel Copier or
 Excel The trade name under which 525381 B.C. Ltd., an inactive subsidiary of the Registrant, conducted business.

Fiscal 2001         The Registrant's financial year covering the 12 months
                    ending January 31, 2001.

Fiscal 2000         The Registrant's financial year covering the 12 months
                    ending January 31, 2000.

Fiscal 1999         The Registrant's financial year covering the 12 months
                    ending January 31, 1999.

Fiscal 1998         The Registrant's financial year covering the 12 months
                    ending January 31, 1998.

Interim Financial   The Registrant's consolidated financial statements as at
Statements          April 30, 2000 and April 30, 1999, prepared by management
                    and unaudited.

NewANO or ANO       483920 B.C. Ltd., an inactive a subsidiary of the Registrant which carried on business as ANO Office Automation.

OldANO ANO Automation (Vancouver) Ltd., formerly a subsidiary of the Registrant.

Registrant          Capital Alliance Group Inc.

SEG SE Global Equities Company Limited (formerly SE Asia Capital Company Limited), a Hong Kong corporation wholly-owned by the Registrant.

Shares              The Registrant's common shares without par value.

VSE The Vancouver Stock Exchange, which ceased to exist upon the creation of CDNX.

Year End Financial  The Registrant's consolidated financial statements as at
Statements          January 31, 2000, January 31, 1999, and January 31, 1998,
                    together with auditor's report thereon.

ITEM  1.     DESCRIPTION OF BUSINESS

A.     Formation of the Registrant

The Registrant was incorporated on November 17, 1986 under the Company Act (British Columbia) under the name Moneywise Resources Inc. The Registrant changed its name to Stealth Ventures Inc. on October 1, 1992 and to Annova International Holdings Corp. on May 10, 1994. The Registrant changed its name to Annova Business Group Inc. and consolidated its share capital on a 1:4 basis on April 27, 1995. Effective November 27, 1998, the Registrant changed its name to Capital Alliance Group Inc. and consolidated its share capital on a 1:2 basis.

Subsidiaries
------------
The following table lists the percentage of equity interest held by the Registrant in its subsidiaries:

                            ---------------------------
                            CAPITAL ALLIANCE GROUP INC.
                            ---------------------------

                100%                                      56%


       SE Global Equities               CIBT Canadian Institute of Business &
       Company Limited                  Technology Corp.
   (incorporated in Hong Kong)          (incorporated in British Columbia)

                                        100%                      100%


                                   CIBT School of Business      CIBT (HK)
                                   (registered in Beijing)      Limited
                                                                (incorporated
                                                                 in Hong Kong)

SEG was incorporated under the laws of Hong Kong.

CIBT was incorporated under the Company Act (British Columbia). CIBT Beijing was formed under the laws of China and is registered in Beijing. CIBT HK was incorporated under the laws of Hong Kong.

References to the Registrant sometimes also include CIBT and SEG. CIBT Beijing and CIBT HK are herein included by reference to CIBT.

B.     Business of the Registrant

The Registrant is an emerging global technology, investment and marketing organization headquartered in Vancouver, British Columbia, Canada. The Registrant's business activities presently include technical education and training and an Internet financial portal. The Registrant currently has two principal business units, being CIBT (page 10) and SEG (page 16).

During the past five years, the general development of the Registrant has been as follows:

- CIBT entered into a formal agreement dated February 28, 1995 with International Business Schools Inc. whereby CIBT acquired the master franchise rights for IBS's career training curriculum for China.

- CIBT entered into an agreement dated April 8, 1995 with Beijing Computer Institute, a division of Beijing Polytechnic University, under which a joint venture was created which lead to the establishment of CIBT's first campus in China.

- The Registrant entered into a management contract dated May 26, 1995 with New Technology (Computer) Limited, of Bangkok, Thailand, to provide management expertise and servicing in all areas of the development of a joint venture with Datamat Public Company Ltd. ("Datamat"), a company listed on the Thailand Stock Exchange. This management agreement commenced in the second quarter of Fiscal 1996 and terminated at the end of the first quarter of Fiscal 1997.

- CIBT began recruitment of students in late 1995 and commenced operations in December 1995 at its West Beijing campus, pursuant to a joint venture with Beijing Computer Institute, with Business English and Computer Applications classes initially offered.

- CIBT signed a letter of intent dated March 12, 1996 with Beijing Haidian Tourism School, of Beijing, China, to establish a cooperative program by which Business English and Business Administration programs are organized for the tourism school.

- On March 22, 1996, the Registrant's former subsidiary, OldANO, filed a voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada).

- As part of a restructuring strategy, the Registrant formed an investment group, negotiated a settlement with its lending bank and acquired all the assets from the bank. NewAno was formed to provide computer systems integration and consulting repair and training services through corporate and franchise operations.

- In September 1996, CIBT commenced a cooperative program with Beijing Haidian Tourism School offering Business English and Computer Applications programs.

- CIBT entered into an agreement of understanding dated October 1, 1996, as amended December 1, 1997 and June 1, 1998, with City University, of Bellevue, Washington, U.S.A. to deliver City University's curriculum and to facilitate degree programs in Beijing, China.

- In January 1997, CIBT completed a private placement of its common shares at $0.25 per share, raising $307,500 and reducing the Registrant's holdings of CIBT's issued common shares to approximately 70%.

- In May 1997, CIBT commenced negotiations with Beijing Polytechnic University to establish a second corporate-owned campus in East Beijing.

- In June 1997, the Registrant completed its acquisition of a 53% equity interest of CPI, an Internet personnel service.

- In September 1997, the Registrant completed its acquisition of a 60% interest in 525381 B.C. Ltd., doing business as Excel Copier.

- In September 1997, the Registrant completed its acquisition of a further 25% equity interest in NewANO.

- In January 1998, CIBT completed a private placement of its common shares at $0.50 per share, raising $302,500 and reducing the Registrant's holdings of CIBT's issued common shares to approximately 61%.

- The Registrant entered into a letter of intent, dated February 13, 1998, with Datamat whereby the Registrant agreed to assist Datamat in a reorganization and restructuring of its debt and business activities.

- In July 1998, the Registrant's inactive subsidiary, 483920 B.C. Ltd., closed the sale of the operating assets of NewANO for an aggregate amount of approximately $536,000 (excluding trade receivables of $250,000 which were retained by 483920 B.C. Ltd.).

- CIBT entered into an agreement, dated September 7, 1998, with Beijing Polytechnic University to renew its agreement of April 8, 1995 and expand the joint venture to include a new campus, CIBT East Beijing.

- In October 1998, CIBT completed a private placement of its common shares at $0.50 each, raising $80,000 and reducing the Registrant's holdings of CIBT's issued common shares to approximately 56%.

- In December 1998, degree status was approved by the Academic Degree Committee of the State Council in China for the City University MBA program being offered at Beijing Polytechnic University and managed by CIBT.

- On February 26, 1999, CIBT's common shares were conditionally listed on the VSE. However, due to market conditions, CIBT was unable to complete its public offering of shares and did not satisfy the VSE's listing conditions.

- In March 1999, CIBT commenced full operations at the Hanwei Satellite Campus in Central Beijing.

- In March 1999, CIBT entered into a new lease agreement for the relocation of the West Beijing Campus to the Zhongdian Plaza, West Beijing.

- In April 1999, the Registrant completed the sale of the operating assets of the Excel Copier business for approximately $80,000.

- In August 1999, CIBT commenced full operations at the new location of its West Beijing Campus.

- In October 1999, the Registrant incorporated its wholly-owned subsidiary, SEG, whose business is to develop and operate an Internet financial portal service with the Internet web address of www.stockexchangeglobal.com and www.seglobal.com.

- In October 1999, CIBT officially opened its third campus and new headquarters in East Beijing.

- In November 1999, SEG entered into a binding memorandum of understanding with six operation licensed brokers (see Alliance Brokers (page 20) in connection with the development of its StockExchangeGlobal.com ("SEG.com") project. The SEG.com web site will display real-time securities quotations as well as global stock exchanges and public company information, and will provide a portal to execute securities transactions.

- During Fiscal 2000, the Registrant assisted in the restructuring of the debts and business organization of Datamat, but did not exercise its right to acquire an approximate 60% equity interest in Datamat.

- In February 2000, Goodwill Capital Ltd. was appointed as a financial advisor for SEG. The appointment of Goodwill Capital Ltd. expired on July 31, 2000 and was exclusive except for the appointment of Guangdong Capital Company Limited, which appointment expired on June 30, 2000. The appointed advisors were to assist SEG in completing two levels of financing and a corporate exercise in preparation of public financing through the Hong Kong equity markets.

- During the period from January 2000 through April 2000, the Registrant completed equity private placements raising a total of approximately $4.5 million.

- In March 2000, SEG entered into a sponsorship agreement with two leading brokerage firms from Hong Kong regarding SEG's intended application to list on the Growth Enterprise Market ("GEM") in Hong Kong. The sponsorship agreement appoints ICEA Capital Limited ("ICEA") and Tai Fook Capital Limited ("Tai Fook") as SEG's sponsors for its intended GEM listing. ICEA and Tai Fook will: coordinate and underwrite SEG's equity financing; advise SEG on its corporate structure for listing on the GEM; and assist SEG in meeting all regulatory requirements to list on the GEM.

- In May 2000, SEG closed a private placement of approximately 6% of its common shares, raising US$2.4 million at US$0.13 per share, and reducing the Registrant's holdings of SEG's issued common shares to approximately 94%.

- In June 2000, CIBT launched a web site, www.wangu21.com, that provides education services throughout China in both Chinese and English via the Internet. CIBT also established another web site, www.cyberu.edu, for a later launch, which will provide additional information about CIBT's programs to English speaking corporations.

- In June 2000, SEG launched a beta version of the web site, www.seglobal.com, to test the trading platform's functionality. This beta version enables SEG's development team to work with the Alliance Brokers who are familiarizing themselves with the process and procedures.

- In July 2000, the Registrant signed a letter of intent with Village III Acquisition Corp. ("VAC"), a private development stage company in the United States, whereby the terms and conditions are set out for a proposed merger between CIBT and VAC. The letter of intent states that: VAC, Jack Augsback & Company Inc., or its agents are required to complete two levels of private placement financing; common shares currently outstanding in VAC are to be escrowed and released in accordance with a performance based formula; and prior to the merger with VAC, the Registrant is required to hold no less than a 90% interest in CIBT. To achieve the no less than 90% holding requirement, the Registrant plans to acquire the outstanding shares in CIBT from existing shareholders through a share-swap arrangement.

- In July 2000, the Registrant signed a letter of intent with Irix Design Group Inc. ("Irix") whereby the Registrant will acquire 51% of Irix. Irix is a full service multimedia and advertising agency headquartered in Vancouver, British Columbia, Canada. The terms of the letter of intent state that: the purchase price will be $250,000, of which $150,000 will be paid by cash upon closing and $100,000 will be paid by the issuance of common shares of the Registrant; the Registrant will provide a line of credit of up to $100,000 to

Irix; and the Registrant will hold a majority of the seats on Irix's board of directors.

The following table sets out the number of full and part-time employees or consultants in each department of the Registrant as at the end of Fiscal 2000.

------------------------------------------------------------------------------
                       Current Employees / Consultants
------------------------------------------------------------------------------
                     Full-Time     Part-Time     Consultant     Total
------------------------------------------------------------------------------
The Registrant(1)        3            Nil             1           4
------------------------------------------------------------------------------
CIBT                     32           70              Nil        102
------------------------------------------------------------------------------
SEG                      2            Nil             1           3
------------------------------------------------------------------------------

(1) Excluding employees or consultants employed by the Registrant's subsidiaries.

ANO, Excel, CPI and Annova Financial are no longer operating subsidiaries of the Registrant.

The Registrant's executive offices are located at Suite 1200, 777 West Broadway, Vancouver, British Columbia, V5Z 4J7. For information on the premises occupied by CIBT, reference should be made to disclosure under the subheading CIBT (page
10).

CIBT
----

The Registrant conducts its technical training and business activities through CIBT and its subsidiaries. CIBT School of Business was established for the purpose of entering into a cooperative joint venture with Beijing Computer Institute ("BCI"), a division of Beijing Polytechnic University in Beijing. CIBT HK was formed solely for the purpose of conducting CIBT's financial transactions in China.

CIBT is a technical education and training organization offering a variety of technical and business administration courses. CIBT has established three campuses in China and intends to establish a network of campuses in Southeast Asia, with the initial focus on China. In China, CIBT intends to typically operate in cooperative ventures with Chinese partners. CIBT's business activities will be undertaken either directly or through wholly-owned subsidiaries, as deemed appropriate by management.

CIBT currently operates the "Sino-Canada International Business Institute" in West Beijing pursuant to a cooperative venture with BCI (see CIBT West Beijing (page 12). Operations at CIBT's West Beijing campus commenced in December 1995 with an initial course offering of Business English and Office Skills classes. During Fiscal 1997, the course offerings were expanded, including the commencement of the City University ("CU") Master degree program, and enrolment at the West Beijing facility increased to approximately 300 students. At the end of Fiscal 1998, a total of 426 students were enrolled in CIBT's programs. At the end of Fiscal 1999, a total of 472 students were enrolled in CIBT's programs.

In addition to its campus in West Beijing, in March 1999 CIBT opened a satellite campus in Central Beijing (the Hanwei Satellite Campus) and in October 1999, opened a third campus in East Beijing. CIBT offers a business career development program and an academic business degree curriculum at all three campuses (see CIBT West Beijing (page 12); Hanwei Satellite Campus (page 13); and CIBT East Beijing (page 13). At the end of Fiscal 2000, a total of 542 students were enrolled in CIBT's programs.

CIBT offers an academic business curriculum through an alliance with CU (see Strategic Alliances (page 11) to deliver CU's curriculum of Bachelor and Master degree programs in Beijing, China. The CU courses are delivered under CIBT's name in cooperation with CU. CIBT currently offers and delivers a balance of practical career development training and degree facilitation through the delivery of its programs.

CIBT's alliance with International Business Schools Inc. ("IBS") (see Strategic Alliances (page 11) makes available business education and computer training based on IBS's career development curriculum currently used successfully across Canada. The curriculum is based upon technical business courses (such as accounting, bookkeeping and administration), technical computer courses (ranging from software application to hardware repair), and Business English. A business diploma will be conferred upon the successful completion of a program. No IBS courses have yet been delivered in Beijing by CIBT as the market in Beijing is more receptive to CU's MBA programs. CIBT and IBS continue to work together to review, develop and maintain a curriculum in accordance with North American standards that meets the needs of China. As noted below, CIBT plans to expand into Southern China where the demand may be higher for IBS programs.

In addition to programs and courses developed through CIBT's alliance with CU and IBS, CIBT offers internally generated courses (see CIBT West Beijing (page
12). CIBT also designs and organizes Business English and Computer Applications programs under a cooperative program with Beijing Haiding Tourism School. (see Beijing Haiding Tourism School (page 13).

In addition to offering its current business programs, CIBT is developing a series of online business education programs to benefit students by enabling them to enhance their qualifications at the lowest possible cost.

As part of CIBT's plans to become a leading provider of education services throughout China, CIBT launched a web site, www.wangu21.com, that provides education services throughout China in both Chinese and English via the Internet. CIBT also established another web site, www.cyberu.edu, for a later launch, which will provide additional information about CIBT's programs to English speaking corporations. The expansion onto the Internet will allow CIBT to rapidly widen its audience and tap into the very large market of post-secondary graduates in China who are searching for easy-to-access, affordable, and high quality education and skills training programs.

With the launch of the web site, CIBT is poised to take full advantage of the pending Chinese Education Commission ruling to allow the granting of academic degrees online. The www.wangu21.com online service will complement the existing CIBT programs provided through its physical campuses. The online learning format will allow students to learn at heir own pace regardless of their location. The students will also have the ability to join online discussion groups with their instructor and other students in a "virtual classroom".

Strategic  Alliances

CIBT has formed strategic alliances with the following education institutes in North America and China to establish campuses in major cities in China:

- City University - CU, an academic institution headquartered in Bellevue, Washington, U.S.A. and accredited by the Northwest Association of Schools and Colleges, granted CIBT the right to deliver and facilitate CU's curriculum of Bachelor and Master career programs in five identified cities in China (Beijing, Guangzhou, Shanghai, Shenzhen and Zhuhai) and in Thailand. CIBT is required to pay CU an amount equal to 50% of tuition revenues relating to enrolment in the MBA programs. CIBT has commenced the MBA program but not the Bachelor degree program. Although CIBT has not met the recruitment goals set for Beijing, Guangzhou, Shenzhen and Zhuhai, CIBT has received written confirmation from CU that it does not intend to terminate its agreement and that it is satisfied with the performance of CIBT under the Agreement of Understanding. Founded in 1973, CU has been a leader in business education at the graduate and undergraduate levels for more than 20 years. CU's business, management and public administration programs are created with input from such industry leaders as The Boeing Company, US West Communications Inc. and Microsoft Corporation, and serve to prepare management professionals for leadership roles at local, national and international levels. CU has 28 teaching locations in Canada, Germany, Austria, Slovakia, Switzerland and the United States.

- International Business Schools Inc. - IBS, a Canadian career development institute based in Toronto, Ontario, has granted CIBT the exclusive master franchise rights to deliver, in China, Hong Kong and Macau, IBS's career development curriculum currently used successfully across Canada (under the name "CompuCollege School of Business" in Western Canada, and the "Toronto School of Business" in Central/Eastern Canada). The curriculum is based upon technical business courses (such as accounting, bookkeeping and administration), technical computer courses (ranging from software application to hardware repair), and Business English. A business diploma will be conferred upon the successful completion of a program. Although no IBS programs have yet been delivered by CIBT, CIBT and IBS continue to work together to review, develop and maintain a curriculum in accordance with North American standards that meets the needs of China.

- Beijing Computer Institute - BCI, a division of Beijing Polytechnic University, based in Beijing, China, has entered into a joint venture with CIBT to establish CIBT's first career school in China named the "Sino-Canada International Business Institute" (see CIBT West Beijing (page 12).

Products & Services

CIBT West Beijing

A joint venture was created to establish CIBT's first campus in West Beijing. CIBT began offering CU MBA courses at its West Beijing campus in December 1996 and the initial intake of students resulted in full enrolment of the 24 month program. Subsequent MBA courses offered were also fully enrolled and new programs commence every other month. Students must attend for approximately eight quarters to complete all courses. CIBT offered and delivered ten fully enrolled sessions of the MBA programs during Fiscal 1999. CIBT offered 11 sessions of the MBA program during Fiscal 2000 which were fully enrolled. Reference should be made to Operations (page 14) for disclosure of CIBT's payment and refund policies.

CIBT relocated its West Beijing campus to a smaller facility at the Zhongdian Plaza, West Beijing in July 1999 in order to focus on better serving students in the west side of Beijing. The relocated West Beijing campus contains three classrooms capable of accommodating a total of 200 students, with three classes scheduled to be held each day. The balance of students enrolled at the previous West Beijing campus were relocated to the East Beijing campus.

CIBT manages post-secondary Bachelor business courses offered at the new West Beijing campus. In addition, CIBT offers the following in-house programs at this facility:

------------------------------------------------------------------
                          Certificate Programs
------------------------------------------------------------------
Business Communications         (2 months, 3 times per week)
------------------------------------------------------------------
Verbal English I                (2 months, 3 times per week)
------------------------------------------------------------------
Verbal English II               (2 months, 3 times per week)
------------------------------------------------------------------
Verbal Business English         (2 months, 3 times per week)
------------------------------------------------------------------

------------------------------------------------------------------
                          Certificate Programs
------------------------------------------------------------------
MS Word                         (3 months, 8 hours per week)
------------------------------------------------------------------
MS Excel                        (3 months, 8 hours per week)
------------------------------------------------------------------
Business Basics                 (2 months, 3 hours per week)
------------------------------------------------------------------
Business English I              (4 months, 20 hours per week
------------------------------------------------------------------
Business English II             (4 months, 20 hours per week)
------------------------------------------------------------------
Business English III            (4 months, 20 hours per week)
------------------------------------------------------------------

Companies such as Asea Brown Boveri Ltd., IBM China Corp., GE China, Motorola China and Shell continue to enroll their employees in CIBT's programs.

Reference should be made to disclosure under Operations (page 14) regarding the development and availability of course materials.

Hanwei Satellite Campus

CIBT has entered into a two year renewable lease, dated December 23, 1998 (the "Hanwei Lease"), of additional premises (the "Hanwei Satellite Campus") which were opened in March 1999. Rent under the Hanwei Lease is RMB249,000 (CDN$44,500) per year. CIBT expended the sum of $20,000 towards leasehold improvements and capital expenditures required in order to open this facility. Administrative personnel required for the operation of this facility have been transferred from the CIBT West Beijing campus. Reference should be made to CIBT (page 27) for a description of the satellite campus.

CIBT utilizes the Hanwei Satellite Campus for a number of purposes. The Hanwei Satellite Campus is used by approximately 100 to 150 MBA students per week. The Hanwei Satellite Campus is also available for CIBT's other educational programs. In addition, CIBT has designated the Hanwei Satellite Campus as its main corporate account recruitment centre.

CIBT East Beijing

CIBT officially opened a third campus in East Beijing in October 1999. This facility offers CU courses and programs, including MBA courses, and in-house programs (see CIBT West Beijing (page 12). Enrollment for the East Beijing facility commenced in May 1999, with classes operating in September 1999. Beijing Polytechnic University has provided the sixth floor, comprised of approximately 20,000 square feet, in its new building for the East Beijing facility. Effective October 1999, CIBT relocated its head office to the East Beijing facility.

Beijing Haiding Tourism School

Pursuant to a letter of intent dated March 12, 1996 (the "BHTS Letter of Intent") between CIBT and Beijing Haiding Tourism School ("BHTS"), a cooperative program commenced in September 1996 offering Business English and Computer Applications programs. BHTS is a state-owned career training school specializing in hotel management training. It is also one of the largest tourism schools in northern China, with over 1,200 students and 90 teaching staff. A large number of BHTS graduates have been employed by international hotel chains including Hilton International and Sheraton Hotel. CIBT is responsible for designing and organizing Business English and Computer Applications programs, which comprise 1,280 academic hours to be completed over three years. Pursuant to the BHTS Letter of Intent, CIBT provides third year facilities at its East Beijing campus for students registered in the BHTS programs. CIBT receives an aggregate tuition fee of RMB5,000 per student over the three year curriculum. A total of 247 students are currently registered with the cooperative programs.

Registrations and Operating Permits

CIBT owns all of the equity of CIBT Beijing, a Chinese entity currently operating the CIBT campuses in Beijing. CIBT Beijing has been issued an approval by the Beijing Adult Education Bureau (subsequently merged with other commissions to form the Beijing Education Commission). This approval permits CIBT Beijing to offer CU MBA programs and also allows CIBT Beijing to offer IBS programs. In October 1997, CIBT Beijing received approval from Beijing Education Commission to deliver MBA program courses from its West Beijing campus. This approval extends to course offerings at the CIBT East Beijing campus.

In December 1998, degree status was approved by the Academic Degree Committee of the State Council, the highest authority of the Chinese Government concerning the conferral of degrees and certificates, for the CU MBA program being managed by CIBT Beijing at Beijing Polytechnic University. This official approval means that CIBT Beijing is authorized to issue the CU MBA degree to its students and that this MBA degree is recognized on an equivalent basis as those with a Masters degree granted by any other state-owned universities in China.

CIBT Beijing has received the following approvals, certifications and licenses in China:

(a) official approval from the Beijing Education Commission to deliver MBA program courses in Beijing;

(b) authorized license to teach issued by the Beijing Higher Education Bureau (now Beijing Education Commission);

(c) education license by the Beijing Adult Education Bureau (now Beijing Education Commission);
(d)     Microsoft authorized training centre certification;

(e) London Chamber of Commerce and Industry (LCCI) registered examination centre certification; and

(f) Academic Degree Committee of the State Council approval for the CU MBA program.

CIBT will seek training contracts and apply for the requisite certification, licenses and approvals in other locations as it expands its operations to different locations.

Operations

Students are required to pay a non-refundable US$75 application fee upon enrollment in CIBT's courses. Full payment of tuition is due three weeks prior to commencement of the certificate and MBA programs. CIBT's refund policy allows for a full refund of tuition fees to students within the first week of its programs, a 50% refund within the second week of its programs, and no refunds thereafter. The exception to the foregoing is with respect to student registration in BHTS cooperative programs (see Beijing Haiding Tourism School (page 13). As the BHTS programs are delivered on a joint venture basis, CIBT receives 20% of gross tuition fees from BHTS after commencement of the classes.

CIBT is currently delivering and generating revenues from the CU MBA programs and CIBT's in-house technical programs. No revenues have been generated from the IBS programs as no IBS programs have been delivered to date. Course materials for CU programs and IBS programs are available in English. If course materials are required in Chinese, CIBT prepares them or translates them from English as required. CIBT has prepared marketing and promotion materials for the Chinese market with the help of its largely local staff. CIBT's development costs relating to the development of CIBT's in-house courses and certain IBS courses to date total $18,125.

CIBT's growth to date has been driven by the CU MBA programs and CIBT is currently dependent on CU's MBA programs for continued growth. CU, however, is dependent upon CIBT for its growth in China because CIBT has been able to obtain the requisite official approval from the Beijing Education Commission to deliver Master degree programs in Beijing (see Registrations and Operating Permits (page
14). Management believes that CIBT and CU have developed a strong alliance where it is in both parties' best interest to work together. CIBT has been successful in increasing its percentage of the tuition revenues relating to enrolment in the MBA programs (see Strategic Alliances (page 11).

Although CIBT is dependent upon the curriculum of CU and, for future expansion, IBS, both parties are presently dependent upon CIBT for their access to the Chinese market and growth of market share in China.

CIBT is currently assessing markets in other locations in China and other parts of Southeast Asia. While several letters of intent have been signed by CIBT, the contemplated transactions have not yet resulted in binding agreements and there can be no assurance that any binding agreements resulting from these letter of intent will be concluded. In China, letters of intent are typically brief documents expressing the general intent of the proposed relationship without including a substantial amount of detail. No funds have been allocated at this time towards the development of other facilities.

Market and Competition

The growth of the Chinese economy has resulted in a corresponding demand for office workers with Western-based business skills. Many foreign interest companies are investing large sums of capital into China, and it is specifically these entities that require North American standard trained personnel. A general observation of CIBT's management is that Chinese workers have the potential to earn about triple the income by working for foreign interest companies instead of Chinese state-owned companies.

In early 1996, the Chinese Ministry of Labour changed some of its employment policies. University graduates no longer receive the automatic job allocations they used to get under the old Communist system. Every university or college graduate must compete for job placements based upon their knowledge and employment skills. CIBT capitalizes upon this change by training these graduates with practical business skills based on North American standards.

The education market in China has become competitive with the recent influx of education institutions. A key element in conducting business in China is developing relationships with key officials. Prior to opening its first facility, CIBT's management devoted three years to the development of the CIBT Beijing concept in China. Competitors must be prepared to devote sufficient resources to develop the relationships with key people in China in order to establish a similar operation to that of CIBT. This creates a certain barrier to entry into the private education marketplace. In addition, private education providers must obtain the requisite government approvals, which CIBT has obtained (see Registrations and Operating Permits (page 14). Also, tuition fees must be found acceptable by the regulators; otherwise, the requisite operating license may not be renewed.

Market demand for CIBT's courses is greatest in September, which is the largest enrollment period. Classes are not held during Chinese New Year celebrations which run for approximately two weeks during January and/or February, dependent upon the Chinese lunar calendar.

CIBT's primary emphasis is presently on the Beijing market. CIBT's target market includes:

(a) high school graduates that cannot gain admission into university or choose not to go to university;

(b) working adults that want to further their education or to keep up with new technical applications; and

(c) corporations that pay for their employees to further their education or to keep up with new technical applications.

CIBT has signed agreements with companies such as Motorola China Inc., IBM China Co. Ltd., and General Electric China Inc. to provide ongoing computer applications, Business English, and other office skills training to their employees.

CIBT's personnel hold hotel seminars and conduct telemarketing on a regular basis to market CIBT's courses. Market acceptance of CIBT's programs and courses is evidenced by student enrollment in the various programs offered by CIBT, particularly the MBA program.

CIBT's competition is from private and public education institutions. There are seven Sino-Foreign cooperative colleges in the Beijing area including Beijing/U.S.A. College of English, Beijing/Sanyu International Language Institute and Beijing Inti Management College. A number of cooperative programs have been conducted at universities in the Beijing area, such as a Canadian Certified General Accountants program at Tsinghau University and an American sponsored Masters of Business Administration program at Beijing University.

The cooperative colleges are Chinese parties who are either colleges of informal education or government agencies, enrolling approximately 150 to 250 full-time students in courses mostly of a career training nature. Other features of the cooperative colleges are that part-time programs are offered and run in conjunction with full-time programs which are conducted in English. In addition, the faculties are comprised of expatriates and fees per teaching hour range from RMB50 (CDN$9) to RMB200 (CDN$36). These colleges have the resources to conduct major advertising campaigns, particularly through newspapers.

SEG
----

The Registrant will conduct its Internet financial portal services through SEG and its subsidiaries to be formed in the various regions in which operations are undertaken. SEG functions as the corporate head office and provides necessary technical support.

SEG intends to provide Internet financial portal services by linking existing brokerages around the world to provide a fast, easy and inexpensive way to trade public securities. SEG will create a one-stop web portal which can access any of over 40 Asian, European, North and South American, Middle Eastern and African stock exchanges. SEG will not be a broker; its business will operate by establishing electronic links with brokers from each exchange, directing investors to these brokers and then receiving a fixed Internet portal fee from the brokers as compensation.

As of the date of this Registration Statement, SEG is still in its developmental phase. SEG intends to launch its business in five stages. After first establishing itself in the Asian market, SEG plans to forthwith enter the markets in Eastern Europe, South America, Middle East and Africa. If feasible, the same business model will be utilized to expand globally (see Business Model (page 18). The first phase includes the establishment of the web portal and business operations servicing the following countries/stock exchanges: Hong Kong, the Peoples Republic of China (in Shenzhen and Shanghai), India, Malaysia, Indonesia, Philippines and Thailand.

As part of Phase 1, an Application Services and Co-Marketing Agreement is executed between SEG and each alliance broker. The basic terms and conditions of the Application Services and Co-Marketing Agreement are as follows:

(1) SEG provides application and marketing services to the broker, and the broker provides brokerage services to users of SEG's web site.

(2)     SEG designs, hosts and manages the web site.

(3) The web site will allow users to: open and maintain accounts with the broker directly; enter and execute securities transactions in the accounts at the Broker's website; and to ask questions of the broker.

(4) SEG grants the broker a non-exclusive license to use its proprietary software.

(5) The broker may use SEG's logos, trademarks and tradenames in marketing and promotional materials, and SEG may use the broker's logos, trademarks and tradenames in marketing and promotional materials.

(6) SEG will be responsible for and pay all marketing expenditures incurred by SEG to promote and market the web site.

(7) The broker will pay SEG a service fee ranging from US$15 to US$25 for each transaction executed via the web site.

(8) All advertising revenue derived from the web site will belong solely to SEG.

(9) The term of the Application Services and Co-Marketing Agreement is for a period of three years.

An Application Services and Co-Marketing Agreement or a Memorandum of Understanding ("MOU") has been reached with the following brokers covering the following regions/markets (see Alliance Brokers (page 20)):

--------------------------------------------------------------------------------
Broker                               Region/Market            MOU or Agreement
--------------------------------------------------------------------------------
ABN Amro Securities Asia              Thailand                      MOU
--------------------------------------------------------------------------------
Arab-Malaysian Securities             Indonesia and Malaysia      Agreement
--------------------------------------------------------------------------------
China Securities                      China                         MOU
--------------------------------------------------------------------------------
Consortium Securities                 India                         MOU
--------------------------------------------------------------------------------
HDI Securities                        Philippines                 Agreement
--------------------------------------------------------------------------------
Tai Fook Securities                   Hong Kong                     MOU
--------------------------------------------------------------------------------
Kim Eng Securities                    Singapore                     MOU
--------------------------------------------------------------------------------
Asian Capital Equities                Philippines                 Agreement
--------------------------------------------------------------------------------
Kadim Ali Shah Bukhari                Pakistan                    Agreement
--------------------------------------------------------------------------------
NDBS Stock Brokers                    Sri Lanka                   Agreement
--------------------------------------------------------------------------------
Vanik Bangladesh Securities           Bangladesh                  Agreement
--------------------------------------------------------------------------------
Moritz & Tuchler                      Israel                      Agreement
--------------------------------------------------------------------------------
CIP Brokers                           Portugal                    Agreement
--------------------------------------------------------------------------------

(1)     Shenzhen and Shanghai Exchanges

(2)     National and Mumbai Stock Exchanges

Discussions have been held with leading brokers in the following countries and management has received expressions of interest to participate in both the investment and development side:

-     Asia Pacific - Australia, New Zealand, Japan, South Korea, Taiwan, and
      Indonesia
-     Middle East - Dubai, Bahrain, Egypt, Saudi Arabia, Oman, Kuwait, and Qatar
- Europe - Greece, Austria, the Netherlands, Spain, France, Switzerland, Brussels, France, Switzerland, Germany, United Kingdom, South Africa, Cyprus, and Turkey
-     Latin America - Argentina, Brazil, Costa Rica, Panama, and Mexico

The software engine for SEG's web site is currently being developed. The contracts for development, enhancement and launching were started in December 1999. SEG is now in the design, construction, and testing phase.

Business Model

SEG is not an Internet brokerage firm, nor does it execute securities transactions. Instead, SEG will provide a compilation of financial information and services from all around the globe to provide investors with a one-stop venue and 24-hour access to investment opportunities no matter where the investor is located in the world. SEG will form strategic alliances with up to two brokerage firms at each securities exchange listed on SEG.com. Therefore, all market entry cost, set-up cost, brokerage overhead, regulation, license fees, and complexities are the responsibility of the said brokerage houses. SEG intends to generate revenues from the following sectors:

(a)     transaction fees from collaborating brokerage firms;

(b) advertising revenues from selling marketing space on SEG's web site (including corporate profiles from public companies);

(c)     subscription fees from users of the system; and

(d) licensing fees from licensing of SEG's tradename and its business strategies to potential investors and entrepreneurs who wish to establish an Internet financial portal service business in their own native countries or regions.

Management intends to allocate a large portion of revenues generated to future research and development, aggressive marketing, name branding, and rapid market expansion through diverse mediums that include television, publication, in-flight video on regional and international airlines, and collaboration with other high traffic Internet portal sites.

SEG's goal is to allow fast market entry into emerging markets whether or not online trading is available. Traditional online brokers enter into each market dependent on the local exchanges to provide a direct link to these online brokers' trade servers. SEG will lease to the alliance brokers a terminal off-line from the local stock exchange. When international investors place their sale or purchase order via the Internet through SEG's specialized software, it will deliver the order directly to the broker's workstation. The broker will then enter the order into the local stock exchange terminal. This business model allows SEG and its Alliance Brokers to capture international business opportunities from abroad via the Internet without requiring the local stock exchange to be Internet capable. A large number of worldwide stock markets are not capable of Internet trading and thus, online brokers cannot enter into these emerging markets because their targeted markets must be Internet capable in order for them to participate. Therefore, opportunities exist from the significant amount of overseas immigrants, travelling executives, expatriates, day traders, speculators, and other investors who are keen in discovering or keeping themselves up to date on global financial activities.

With the assistance of its unique business alliances, SEG intends to unite the global financial community by allowing investors to have the opportunity to discover new opportunities from emerging markets that were previously unavailable. In addition, SEG intends to provide information about these countries, their local cultures, business customs and news articles.
Services

SEG's Internet web portal and business operations will provide the following services to consumers:

- Global gateway for member investors to conduct business with Alliance Brokers worldwide.

-     Direct and secure transactions.

-     Research analyst reports from the alliance brokers.

-     Public company news releases.

-     Financial reports.

-     Corporate background and history.

-     Regional and international financial news.

-     Delayed quotes or optional live data feed.

-     24-hour customer support hot line available in various languages.

-     Membership loyalty award program.

-     Portfolio management tracking capabilities.

-     Membership email account.

-     Discussion forums.

-     Currency translator.

In addition to the consumer services, business customers will also be able to benefit from the following enhanced services:

-     Institutional account program for large volume transactions.

- Advertising space for companies wishing to promote their products and services.

-     Live data feed at discount price.

- Digest of securities acts and regulations from stock exchanges around the world.

-     Immediate notification of pre-selected news releases via email or pager.

- Business and investment opportunity referral service between partnering brokers.

SEG's plan of operations is to enter the markets in Asia, Eastern Europe, South America, Middle East and Africa, with the intention to capture mature markets such as North America and Western Europe in its final phase of implementation. Financial products such as futures, options and currency exchange from these markets are strong and are intended to be added to SEG's product list. Companies interested in going public can evaluate countries where the survey results are strong and have generated sufficient interest to warrant market entry. This portal should establish a competitive advantage for upstart companies wishing to "go global" as they will have a friendly financial partner in the target countries.

SEG also intends to form a global financial community on its web site and bring together various information about cultures and countries from around the world. Investors will have the opportunity to discover new opportunities in new countries that, for most investors, were previously unavailable to them. This community will go beyond offering pure financial research and give site visitors access to information such as local newspapers, travel information, local customs and entertainment. Also, links will be provided to companies offering local services should the investor decide to visit the foreign country/city.

Alliance Brokers

By executing an Application Services and Co-Marketing Agreement or a Memorandum of Understanding ("MOU") (as indicated), SEG has entered into strategic alliances with the following parties:

ABN Amro Securities Asia - Thailand (MOU only)

ABN Amro Securities Asia is covering the Stock Exchange of Thailand and is owned by ABN Amro Bank ("ABN"), a 150 year old bank with 200,000 employees and 400 branches. ABN is a full-service banking corporation with a strong capital base, a major position in international markets, a wide variety of clients and a large pool of highly qualified professional staff. ABN distinguishes itself through its large international network with more than 3,500 offices in 76 countries.

Arab-Malaysian Securities - Indonesia and Malaysia

Since its establishment in 1975, the Arab-Malaysian Banking Group ("AMBG") has emerged as one of the largest banking groups in Malaysia offering an extensive range of financial services. AMBG offers a wide range of services which include merchant banking, commercial banking, retail financing, leasing, stock brokering, life and general insurance, assets and fund management, futures and options trading and offshore banking. The holding company, AMMB Holdings Berhad, is listed on the Kuala Lumpur Stock Exchange. The AMBG group employs over 5,600 people with 184 branches located throughout the Peninsular Malaysia, Sabah and Sarawak.

China Securities - China (Shanghai and Shenzhen Exchanges) (MOU only)

China Securities ("CS") is one of the three original national securities houses headquartered in Beijing. CS has 95 branches and outlets in Mainland China and in Hong Kong, and over 3,000 employees. CS is the first firm in China to establish a computer network covering the whole country. CS engages in the underwriting of domestic and international securities, brokerage and proprietary trading of both domestic and overseas securities, fund management and foreign exchange and foreign investment.

HDI Securities - Philippines

HDI Securities ("HDI") is a medium-sized brokerage firm in the Philippines with more than 50 brokers. It is the securities trading arm of the High Desert Group of Companies. HDI has experienced rapid growth and development from 1992 to the present. It caters mostly to retail clients and was one of the first to invest in modern IT technology to further enhance its operations.

Consortium Securities - India (National and Mumbai Stock Exchanges) (MOU Only)

Consortium Securities ("Consortium") is one of the larger brokerage firms in India. It was incorporated in 1994 with the main objectives of stock brokering, portfolio management and acting as financial management and investment consultants. Consortium focuses on the fee based financial services sector since inception. It offers its clients screen based trading facilities and arbitrage opportunities on multiple exchanges. Other than the multiple trading options, it also has access to the retail investor in affluent rural areas of North India through its branch network. Consortium possesses an adequate infrastructure and trained manpower for trading and back room operations and it has a skilled equity research team to maintain a resourceful in-house database.

Kim Eng Securities - Singapore (MOU only)

Kim Eng Securities ("KES") was formed in 1972 to undertake stock brokerage activities. It was formed as a member of the then combined Malaysia and Singapore stock exchange, and in September 1973, became a member of the Stock Exchange of Singapore. KES has since gone public and was the first stock broker to list on the Stock Exchange of Singapore in 1990 under the name of Kim Eng Holdings Limited. Other activities of the group include acting as nominees for beneficial shareholders, investment holding, investment advisers, property investment, and management of internal funds. The group has 200 dealers and operates its business in Singapore, Hong Kong, Thailand, Indonesia, Malaysia, Philippines, New York, and London.

Kadim Ali Shah Bukhari - Pakistan

Kadim Ali Shah Bukhari ("KASB") is a leading securities firm in Pakistan and a corporate member of the Karachi Stock Exchange. Headquartered in Karachi, the firm has branches in Lahore and Islamabad. KASB is affiliated with Merrill Lynch and received its ISO 9002 certification in 1999. It has been the recipient of Euromoney's Award of Excellence for "Best Domestic Securities Firm" for four consecutive years, 1994 to 1997. Areas of expertise include privatization, mergers and acquisitions, private placements, and underwriting of securities including IPOs. Since 1992, KASB has managed over 36 advisory and capital market transactions with an aggregate value in excess of PKR 20 billion. KASB additionally offers extensive capabilities in the areas of investment advisory, fixed income, money markets, and foreign exchange.

Asian Capital Equities - Philippines

Asian Capital Equities ("ACE"), an early pioneer of online investing, is a joint venture partnership between the Hong Kong-based Bank of East Asia Ltd., the Philippine investment banking pioneer East Asia (AEA) Capital Corporation, the Malaysian conglomerate affiliate MUI Philippines, Inc. and individual Filipino investors led by Frank O. Borromeo. Incorporated in 1989, ACE's primary focus is in the business of executing transactions relative to stocks, bonds and other securities; undertaking the sale, distribution or solicitation of offers for the purchase or sale of any securities; purchasing or selling, and otherwise dealing in options relating to stocks, bonds and other securities, in accordance with applicable laws. ACE is a member of the Philippine Stock Exchange, the Philippine Association of Securities Brokers and Dealers, the Philippine Central Depository, the Securities Clearing Corporation of the Philippines, the Securities Investment Protection Fund, and the Association of Securities Analysts of the Philippines. ACE is licensed by the Philippine Securities and Exchange Commission as a Broker and Dealer and is registered with the Bangko Sentral ng Pilipinas (Central Bank of the Philippines) as a non-bank financial intermediary with non-quasi banking functions.

Tai Fook Securities - Hong Kong (MOU only)

Tai Fook Securities ("Tai Fook"), a publicly listed company on The Stock Exchange of Hong Kong, is a comprehensive and dynamic group of specialized companies with expertise in securities margin financing, futures, options asset and fund management, rolling forex, share financing, corporate finance, nominee services, and insurance services. Tai Fook is backed by the resources of Chow Tai Fook Enterprises Limited, an investment holding company with diversified interests, and the principal shareholder of New World Development Company Limited. Established in 1973, Tai Fook is now one of the leading and most respected Hong Kong financial services firms. Tai Fook has a client base that extends from high net worth individuals and corporate clients to financial institutions. In addition to the strong base in Hong Kong, offices have been opened in the Chinese, US, and European markets.

NDBS Stock Brokers - Sri Lanka

Incorporated in 1992, NDBS Stock Brokers ("NDBS") is one of fifteen brokers licensed to trade on the Colombo Stock Exchange. It was recently ranked as the top local broker in a Reuters poll of fund managers in Sri Lanka. NDBS is wholly owned by the National Development Bank ("NDB"), Sri Lanka's leading development finance institution. The NDB group offers the synergy of multinational partners like Citi Group, the Commonwealth Development Corporation UK, the Templeton Fund, and the International Finance Corporation. Its latest partnership with Zurich Financial Services has allowed NDB to access the lucrative insurance industry. These strategic alliances help NDB to maintain benchmark international standards and offer services from fund management, venture capital, investment banking, and stock broking to environmental constancy and property development. Based on the Securities and Exchange Commission annual reports, NDBS is regularly ranked as one of the top three brokers on the Colombo Stock Exchange.

Vanik Bangladesh Securities - Bangladesh

Vanik Bangladesh Securities ("VBS"), a wholly-owned subsidiary of Vanik Bangladesh Limited, is the only brokerage firm in Bangladesh with foreign collaboration. In 1997, VBS began its commercial operations in Chittagong, Bangladesh, and in April 1998, VBS Dhaka was licensed by both the Dhaka Stock Exchange (DSE) and the Chittagong Stock Exchange (CSE), where it is currently the number one broker. VBS is also associated with many international brokers through whom they have access to all leading financial centres around the globe.

Moritz & Tuchler - Israel

Moritz & Tuchler is one of the oldest institutions in the Israeli capital market. Moritz & Tuchler was established in 1933 and participated in the formation of the Tel Aviv Stock Exchange (TASE) in 1950. Since then Moritz & Tuchler has been a member firm of the TASE. Moritz & Tuchler represents clients from publicly traded companies to large institutional investors alike. In recent years, mutual fund assets have climbed close to the one billion Shekel watermark. Additionally over 1,000 clients presently enjoy portfolio management services. As a member firm of the TASE, Moritz & Tuchler offers brokerage services in the Israeli market via its seat on the exchange. Moritz & Tuchler, through a subsidiary, has acted as an underwriter in several public offerings in Tel Aviv. Additionally, Moritz & Tuchler have also been active in raising capital for private ventures.

CIP Brokers - Portugal

CIP Brokers ("CIP") was founded in July 1998 and began operating on the Lisbon stock exchange in May 1999. A large percentage of the company is held by its employees with Rafael Joanes (president) and Manuela Domingos (managing director) as its main two shareholders. CIP's principal areas of business include securities brokerage for institutional clients (domestic and foreign) and private clients, investment advisory services, and portfolio management.

Registration and Operating Permits

SEG will not carry on business as an Internet broker nor will it execute securities transactions and therefore, it will not need to comply with the regulatory requirements applicable to such activities. SEG is an Internet financial portal that links up with Alliance Brokers in various countries/stock exchanges. The alliance broker must comply with all regulatory matters in the jurisdiction in which it operates. All market entry cost, set-up cost, brokerage overhead, regulation, license and permit fees are the responsibility of the Alliance Brokers.

Operations

SEG launched a beta version ("version 1a") of the web site, www.seglobal.com, in June 2000 to test the trading platform's functionality. Version 1a enables SEG's development team to work with the Alliance Brokers who are familiarizing themselves with the processes and procedures. Since the launch of version 1a the development team has also put in considerable effort into the design and construction of a new version ("version 1b") of the web site. Version 1b incorporates the latest web design technology while allowing for the constraints and limitations imposed by the different levels of technology readiness around the world. SEG has also implemented 128 bit encryption security in its web site. This will allow users of SEG's web site to enjoy the highest level of encryption security currently available over the Internet. SEG intends to launch version 1b in September 2000.

Each country will have one:

(a) marketing manager in charge of advertising SEG services to the investment community;

(b)     bilingual customer service representative; and
(c) business development manager to solicit financial institutions to advertise their financial products on SEG's web site and to recruit institutional accounts.

An administration office will be located at the Registrant's head office in Vancouver, Canada where legal and financial reporting will be performed more cost effectively. SEG will establish an operations call centre office in Hong Kong. It will contain a call centre help line with various languages. There will also be satellite offices in different regions and countries. The corporate finance head office will be based out of Hong Kong. Business development and marketing personnel will operate out of packaged offices in their respective countries and report to their respective vice-presidents in order to keep the overhead costs low and flexible.

The web server will be based in Hong Kong for technology reasons. The trading server will also be based in Hong Kong since it is the most central location to obtain line feeds from various stock exchanges in Asia. All offices will be linked using video conferencing technology to minimize travel and communication costs. Additional mirror servers will be acquired and placed in different regions of the world as SEG's business develops.

<PAGE
Page 24

E-Commerce and Online Trading

The worldwide e-commerce market is estimated to grow from $5 billion in 1998 to more than $200 billion in 2001, a compounded annual growth rate of 242% (International Data Corporation). Revenue from e-commerce is projected to increase from 12% of a typical company's revenue to 42%. Three main forces driving e-commerce growth are: (1) corporations moving from private to public networks, (2) advances in Internet security, and (3) rapidly increasing interest by consumers in online shopping and other Internet activities. Online trading is the fastest growing medium for financial transactions. New online brokerages are launching at an increasing rate as a result of a wave of deregulations of brokerage commissions.

In Asia, Europe and South America, online trading is in its infancy compared with the mature North American market and there is a huge market potential. Online trading has just opened up in countries such as India and Japan. SEG expects this largely untapped market to be flooded by a wave of investors and institutions that are waiting to enter this market.

Market and Competition

SEG's business approach creates an advantage for SEG by eliminating traditional brokerage operating costs and complexities, thus enabling SEG to focus on generating revenue through aggressive marketing, name branding and business development. SEG's unique business model will enable it to expand into markets around the globe, thus increasing its ability to achieve a substantial market share of this industry. SEG's business model also allows SEG to enter emerging markets where online trading is not yet available (see Business Model (page 18).

There are a number of Internet trading companies in Asia today. They include the following:

(a)     Celestial Asia Securities;
(b)     Fortitude Securities;
(c)     Overseas Union Bank;
(d)     UAC Stock Exchange Online; and
(e)     Boom Securities.

There are a number of Internet trading companies available in Asia but due to delays in receiving regulatory acceptance and delays in acquiring all the necessary licenses to operate in each respective jurisdiction, the growth is slower in Asia than in North America. Despite the regulatory processes and delays, many companies in Asia are developing online trading operations that will eventually become commonplace as in North America. Instead of expending considerable effort to become a licensed Internet broker, SEG's corporate objective is to focus its efforts in marketing and promotion of its web site. Onerous and costly procedures such as requisite licenses, operational offices, transaction clearing, administration, money collecting, accounting and trade executions will be conducted by licensed alliance brokerage firms. SEG's business model allows it to expand its corporate presence into new territories at a rapid pace as compared to Internet brokers.

In terms of traditional competition to SEG, online brokers such as TD Waterhouse, E*Trade, and Charles Schwab are partnering with local brokers in foreign countries/markets in joint venture relationships. These joint ventures function as brokerage firms and, therefore, are subject to obtaining local regulatory approvals and meeting local regulatory requirements.

Competitors that are similar in concept to SEG include the following:

- Globeshare.com - Globeshare.com provides global execution, clearance, and financial data in stock markets worldwide through a network of strategic alliances with providers of financial services that are member firms of their respective local stock exchanges.

- GlobalNetFinancial.com - GlobalNetFinancial.com is an international financial portal providing online financial news, investment tools, and transaction services, and is developing a global network of country-centric financial content web sites in local market language as well as a network of transaction execution platforms.

- Swiftrade.com - Swiftrade.com is an online portal providing investment tools and financial information for international investors, giving them access to brokerage services worldwide.

- Brunswickdirect.com - Brunswickdirect.com is an online brokerage firm, with a global network of premier brokerage firms and information providers, that has a comprehensive focus on emerging markets throughout the world.

Research and Development Expenditures
-------------------------------------

CIBT

A total of $18,125 was expended towards research and development of the CIBT in-house courses as follows:

     Fiscal 2000      $3,500
     Fiscal 1999      $3,100
     Fiscal 1998     $11,525

SEG

From the inception of SEG to January 31, 2000, $407,094 was expended towards research and development activities relating to the development of the SEG business unit.

All costs were expensed to the operating statement when incurred.

Sales and Revenue
-----------------

--------------------------------------------------------------------------------
Revenues                  Year Ended         Year Ended          Year Ended
                       January 31, 2000   January 31, 1999     January 31, 1998
                              ($)                ($)                  ($)
--------------------------------------------------------------------------------
Corporate - Canada (1)      113,426            106,233              26,850
--------------------------------------------------------------------------------
CIBT - China (2)          2,255,156          1,463,594             709,441
--------------------------------------------------------------------------------
ANO - Canada (3)                Nil          1,426,638           4,298,659
--------------------------------------------------------------------------------
Excel - Canada (4)              Nil            589,579             373,903
--------------------------------------------------------------------------------
Total                     2,368,582          3,586,044           5,408,853
--------------------------------------------------------------------------------

(1) Year ended January 31, 2000 - management and consulting fees. Year ended January 31, 1999 - computer classroom rentals.
        Year ended January 31, 1998 - management and consulting fees.
(2)     Education and training tuition fees.
(3)     Computer sales and service.

(4)     Photocopier sales and service.

Risk Factors
------------

The following risk factors are associated with the foreign operations of the
Registrant:

Political Environment

The political environment in China and some of the other countries in which the Registrant's subsidiaries intend to operate remains uncertain by Western standards. Although the governments of such countries endorse a free market system, changes may threaten the political stability and the business environment. Adverse changes may include problems regarding repatriation of profits.

Difficulty in Enforcing Contracts

Commercial law in China and some of the other countries in which the Registrant's subsidiaries intend to operate is under further development. Contracts that are normally binding and enforceable Canada can be unenforceable or impossible to implement in these other countries due to local laws, legal system or for political or other reasons. Government and state-owned enterprises often inhibit efficient business dealings.

Growth Fluctuations in China

China's rapid economic growth has led to periodic cycles of high inflation causing the Chinese government to implement austerity measures to control inflation. Such austerity programs may affect the rate of economic growth in China. This concern may also apply to other countries in which the Registrant's subsidiaries intend to operate.

Lack of Liquidity

Investments in China and some other countries in which the Registrant's subsidiaries intend to operate must be viewed as long term investments and often require time to develop into a profitable venture. The currency of such countries is not always readily convertible or freely traded in the international money markets. Certain restrictions on the repatriation of capital and profits may apply.

Currency Fluctuations

CIBT sets its tuition fee in U.S. dollars, but receives and will continue to receive most of its income from Chinese currency. CIBT is subject to currency fluctuations relative to the Canadian dollar, the U.S. dollar, and the Chinese Renminbi (RMB). The effect of currency fluctuations on CIBT's revenues cannot be accurately predicted. Additionally, SEG will, once business operations commence, also be subject to currency fluctuations relative to both the Canadian and U.S. dollars.

Requirements for Licenses and Permits and Approvals

Management believes that its subsidiaries hold or have applied for all necessary licenses, permits and approvals to carry on the activities which are currently conducted and those which are proposed under applicable laws and regulations in respect of its currently operated campuses, and also believes that its subsidiaries are presently complying in all material respects with the terms of such licenses, permits and approvals. There can be no assurance that the Registrant's subsidiaries will be able to obtain or maintain in force all necessary licenses, permits and approvals that may be required to open new campuses or to maintain continued operations at economically justifiable costs. In addition, when operational, there is no assurance that SEG will meet or continue to meet all of the regulatory requirements of the various countries in which SEG wishes to operate.

Competition, Markets and Regulations

The education industry in China is competitive. In addition, the competitive price for education offerings of CIBT is subject to variables and may fluctuate widely, depending upon supply and demand and on national, economic and political policies. CIBT may have to change its course prices from time to time and no assurance can be made that such prices will always be sufficient to warrant commencement of new programs.

Uninsured Risks

While CIBT has obtained insurance coverage against its assets due to occurrences such as fire and earthquakes, CIBT is not insured against any losses or liabilities that could arise from its operations either because insurance is unavailable or because the premium cost is excessive. In addition, CIBT operates a cash business and employees are not bonded because such protection is unavailable in China. CIBT has implemented controls to reduce the risk of theft or fraud by its employees. If CIBT incurs uninsured losses or liabilities, the funds available for operation and expansion will be reduced and CIBT's assets may be jeopardized. The payment of such liabilities or occurrence of uninsured events may have a material adverse effect on CIBT's financial position.

Dependence on Third Parties

CIBT is dependent on continued cooperation and interest of its Canadian and United States associates to enable CIBT to succeed. SEG will, once business operations commence, also be dependent on cooperation and interest of their Alliance Brokers to enable SEG to succeed.

No Operating History

SEG's business is in the developmental stage and has not yet commenced operations. The ability of SEG to establish sustainable profitable long-term operations with sufficient liquidity to provide for reinvestment and expansion cannot be assured.

Acceptance of Business

SEG's business, when operational, will be an innovative concept that may need time to be fully accepted in the respective jurisdictions. Marketing and promotion will be required to sell SEG's concept to Internet users. SEG will need to distinguish itself from its competitors, some of whom will have the benefit of a known brand name and more funds than SEG.

ITEM 2.     DESCRIPTION OF PROPERTY

CIBT

CIBT's international head office is located at Suite 1200, 777 West Broadway, Vancouver, British Columbia, V5Z 4J7. These premises are subject to the terms of an arm's length lease agreement dated February 16, 1999, entered into with 3170497 Canada Inc. (the "Head Office Lease"), pursuant to which CIBT has leased approximately 2,000 square feet of office space for a period of five years, expiring May 31, 2004. Annual basic rent ranges from $34,468 to $38,646 over the term of the Head Office Lease.

CIBT's head office in China is located at the East Beijing facility, in BPU's building located at Beijing Polytechnic University, 100 Pingleyuan, Chao Yang District, Beijing, China, 100022. As disclosed under CIBT East Beijing (page
13), classrooms and related facilities are provided to CIBT for career training courses and programs in exchange for a percentage of the gross tuition revenue received by CIBT. The CIBT East Beijing facility occupies the entire floor of a new building with over 20,000 square feet, featuring air conditioning, fiber optic lines and Internet access. This facility is comprised of five classrooms with a combined capacity of 500 students. There are currently 347 students enrolled.

In October 1999, CIBT's West Beijing facility was relocated to the Zhongdian Plaza, 603 Zhongdian Xin Xi Building, Number 18 Bai Shi Qiao Road, Beijing, China, 100086. This facility, located in an area known as "Chinese Silicon Valley", is close to numerous universities and has a convenient transportation network. These premises are subject to the terms of an arm's length lease agreement dated March 16, 1999 (the "Zhongdian Lease") entered into with China Electronic Information Industry Group, pursuant to which CIBT has leased approximately 2,400 square feet of space in the Zhongdian Information Building for 25 months expiring August 31, 2001, with rent payable ranging from $27,885 to $28,500 bi-annually. This facility is comprised of three classrooms with a combined capacity of 100 students. There are currently 100 students enrolled.

The Hanwei Satellite Campus, opened in March 1999, houses approximately 2,600 square feet of space at the Hanwei Centre, 5/F West Wing Plaza, Guanghua Road, Beijing, China, 100044 in the centre of the International Business Centre. This facility is comprised of one classroom for 35 students, one computer lab with 20 personal computers, two meeting rooms, display and office areas.

CIBT sources Chinese partners who generally will provide physical facilities and assist CIBT to obtain all necessary licenses. CIBT is responsible for the day-to-day management and delivery of its own programs, management of the CU Bachelor and Master of Business Administration courses, and management and possible future delivery of the IBS curriculum (see CIBT (page 14). The CU courses are delivered under CIBT's name in cooperation with CU. Chinese partners earn a revenue sharing percentage from the gross tuition as rent and compensation for the cost of the facilities; 20% for the CIBT East Beijing campus, 5% for the CIBT West Beijing campus and 5% for the CIBT Hanwei campus. With respect to future campuses, CIBT will attempt to operate through foreign subsidiaries if it deems it appropriate to do so.

SEG

SEG's head office in Hong Kong is located at 55/F - 5507, The Center, 99 Queen's Road, Hong Kong. The premises, consisting of 2,500 square feet, is subject to a lease agreement dated March 1, 2000 for a term of three years expiring February 28, 2003. Annual lease payments total CDN$198,925.

ITEM 3.     LEGAL PROCEEDINGS

The Registrant is not a party to any pending material legal proceedings and is not aware of any contemplated legal proceedings to which it may be a party.

ITEM 4.     CONTROL OF REGISTRANT

As far as known to the Registrant, the Registrant is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information, as at August 31, 2000, concerning: (i) persons that are the registered owners of, or are known by the Registrant to own beneficially, directly or indirectly, more than 10% of the outstanding Shares; and (ii) beneficial ownership of Shares by all directors and officers of the Registrant, as a group:

-------------------------------------------------------------------------------
Identity of Holder           Number of Common Shares     Percentage of Class
-------------------------------------------------------------------------------
CDS & Co.(1)                       9,325,599                  69.91 %
-------------------------------------------------------------------------------
Toby Chu                             742,312                   5.57 %
-------------------------------------------------------------------------------
Directors & Officers as a Group(2) 1,262,677                   9.47 %
-------------------------------------------------------------------------------

(1)     The Registrant is unaware of the beneficial owner of these Shares.

(2)     Includes 335,000 Shares subject to escrow restrictions.  See Shares
        (page 51).

ITEM 5.     NATURE OF TRADING MARKET

The Shares are traded in Canada on the Canadian Venture Exchange under the symbol "CPT". The following table sets out for each of the periods indicated the market price range and the trading volume on the Canadian Venture Exchange (or, if prior to November 29, 1999, its predecessor, the Vancouver Stock Exchange) of the Shares for each quarterly period since January 30, 1998.

-------------------------------------------------------------------------------
Year     Quarterly Summary     High ($)     Low ($)     Volume (Common Shares)
-------------------------------------------------------------------------------
2000     Second Quarter         2.80         1.10            3,517,879
-------------------------------------------------------------------------------
         First Quarter          4.26         1.35            5,360,548
-------------------------------------------------------------------------------
1999     Fourth Quarter         2.40         0.51            3,894,223
-------------------------------------------------------------------------------
         Third Quarter          0.83         0.50              344,536
-------------------------------------------------------------------------------
         Second Quarter         0.82         0.56              344,452
-------------------------------------------------------------------------------
         First Quarter          0.95         0.51              451,000
-------------------------------------------------------------------------------
1998     Fourth Quarter         1.00         0.60            1,108,988
-------------------------------------------------------------------------------
         Third Quarter          0.50         0.30              845,140
-------------------------------------------------------------------------------
         Second Quarter         0.47         0.26            2,222,328
-------------------------------------------------------------------------------
         First Quarter          0.59         0.37            1,234,485
-------------------------------------------------------------------------------

The closing price of the Shares on the Canadian Venture Exchange on August 31, 2000 was $1.50.

There is no active trading market for the Shares in the United States, although United States residents may purchase Shares. The following table indicates the approximate number of record holders of Shares at July 26, 2000, the number of record holders of Shares with United States addresses and the portion and percentage of Shares so held in the United States. On such date, 13,338,702 Shares were outstanding.

-------------------------------------------------------------------------------
Total Number     Number of       Shares Held      Percentage of Shares
of Holders       U.S. Holders    in the U.S.
-------------------------------------------------------------------------------
     96              4             367,937               2.76%
-------------------------------------------------------------------------------

Depositaries, brokerage firms and financial institutions hold Shares in "street names". Based upon enquiries made by the Registrant, management of the Registrant estimates that the total number of Shares beneficially owned by U.S. persons (inclusive of the shares held by registered holders described above) is approximately 387,015, representing approximately 2.90% of the total issued and outstanding Shares.

ITEM  6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See Item 7 - Taxation (page 30).

There is no limitation imposed by Canadian law or by the constituent documents of the Registrant on the right of a non-resident to hold or vote Shares (the "Voting Shares"), other than as provide in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Voting Shares of the Registrant by a non-Canadian (other than a "WTO Investor", as defined below) would be reviewable under the Investment Act if it were an investment to acquire control of the Registrant and the Registrant was not, immediately prior to the implementation of the investment, controlled by a WTO investor, and the value of the assets of the Registrant were $5.0 million or more. An investment in Voting Shares of the Registrant by a WTO investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Registrant, and the value of the assets of the Registrant equaled or exceeded $184 million (threshold amount for 1999). A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Registrant for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Registrant. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Registrant, would be presumed to be an acquisition of control of the Registrant unless it could be established that the Registrant was not controlled in fact by the acquirer through the ownership of the Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO Investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

Certain transactions involving Voting Shares of the Registrant would be exempt from the Investment Act, including:

(a) an acquisition of Voting Shares of the Registrant if the acquisition were made in connection with the person's business as a trader or dealer in securities;

(b) an acquisition or control of the Registrant in connection with the realization of a security interest granted for a loan or other financial assistance and not for the purpose related to the provisions of the Investment Act; and

(c) an acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Registrant, through the ownership of voting interests, remains unchanged.

ITEM 7.     TAXATION

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of income taxes, including withholding provisions to which United States security holders who are non-residents of Canada are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered. Security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own taxes. The Registrant has not paid dividends on the Shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future. For additional particulars, see Item 8 - Selected Financial Data (page 31).

Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Registrant's non-resident shareholders. However, a Registrant resident in the United States that beneficially owns at least 10% of the voting stock of the Registrant would have this rate reduced to 5% through the tax treaty between Canada and the United States. The rate of Canadian non-resident withholding may not exceed 15% of the dividend in the case of United States shareholders other than as described above. The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would be equal to the amount by which the stated capital of the Registrant had increased by reason of the payment of such a dividend. Interest paid or deemed to be paid on the Registrant's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

A non-resident holder is not subject to tax in Canada in respect of a capital gain realized upon the disposition of a Share unless the Share represents "taxable Canadian property" to the holder thereof. The Shares will be considered taxable Canadian property to a non-resident holder only if:

(a)     the non-resident holder;

(b)     persons with whom the non-resident holder did not deal at arm's length;
        or

(c) the non-resident holder and persons with whom he did not deal at arm's length, owned not less than 25% of the issued shares of any class or series of the Registrant at any time during the five year period preceding the disposition.

In the case of a non-resident holder to whom Shares represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such Shares by reason of the Treaty unless:

(a) the value of such Shares is derived principally from real property (including resource property) situated in Canada,

(b) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(c)     the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of distribution exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to three quarters of the capital gain.

This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Shares and no opinion or representation with respect to the United Sates federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders are urged to consult their own tax advisors with respect to their particular circumstances.

ITEM 8.     SELECTED FINANCIAL DATA

The following tables set forth selected financial data for the Registrant which have been derived from the audited and unaudited financial statements of the Registrant. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Registrant. This information should be read in conjunction with the Registrant's Year End and Interim Financial Statements and Item 9 - Management's

Discussion and Analysis of Financial Condition and Results of Operations (page
35) herein for a discussion of those factors affecting comparability of the data in the following table.

The following financial data is expressed in Canadian dollars as used in the Registrant's financial statements. The exchange rate for conversion to US dollars is detailed in Currency Exchange Rates (page 4).

----------------------------------------------------------------------------------------------------
                                             Year Ended          Year Ended           Year Ended
                                          January 31, 2000     January 31, 1999     January 31, 1998
                                                 ($)                 ($)                  ($)
----------------------------------------------------------------------------------------------------
Continuing Operations (1)
----------------------------------------------------------------------------------------------------
  Gross Educational Revenues                  2,255,156           1,463,594              709,441
----------------------------------------------------------------------------------------------------
  Net Educational Revenues                    1,121,049             574,990              263,550
----------------------------------------------------------------------------------------------------
  Other Income                                  113,426             106,233               26,850
----------------------------------------------------------------------------------------------------
  General and Administrative Expenses         1,221,801           1,070,829            1,071,627
----------------------------------------------------------------------------------------------------
  SEG Business Development Costs                407,094                 Nil                  Nil
----------------------------------------------------------------------------------------------------
  Write-off of Deferred Share Offering Costs    129,712                 Nil                  Nil
----------------------------------------------------------------------------------------------------
  Write-off of Leasehold Improvements            41,490                 Nil                  Nil
----------------------------------------------------------------------------------------------------
  Gain from Issuance of Shares by Subsidiary        Nil              44,320              237,025
----------------------------------------------------------------------------------------------------
  Net Income (Loss) - Continuing               (642,420)           (370,891)            (567,471)
----------------------------------------------------------------------------------------------------
Discontinued  Operations  (2)
----------------------------------------------------------------------------------------------------
  Income (Loss) - Discontinued Operations           Nil            (620,840)            (269,675)
----------------------------------------------------------------------------------------------------
  Gain(Loss) on Sale of Discontinued
   Operations                                       Nil             374,854                  Nil
----------------------------------------------------------------------------------------------------
Net Income (Loss) - Discontinued Operations         Nil            (245,986)            (269,675)
----------------------------------------------------------------------------------------------------
Net Income (Loss)                              (642,420)           (616,877)            (837,146)
----------------------------------------------------------------------------------------------------
Net Income (Loss) Per Share (3)                   (0.11)              (0.14)               (0.23)
----------------------------------------------------------------------------------------------------
Working Capital Surplus (Deficiency)            642,038            (504,974)            (344,574)
----------------------------------------------------------------------------------------------------
Capital Assets                                  413,811             239,636              360,242
----------------------------------------------------------------------------------------------------
Deferred Share Offering Costs                    50,000             147,037                  Nil
----------------------------------------------------------------------------------------------------
Total Assets                                  1,906,524             928,583            1,377,623
----------------------------------------------------------------------------------------------------
Long Term Liabilities                               Nil                 Nil                  Nil
----------------------------------------------------------------------------------------------------
Shareholders'  Equity  (Deficiency)
----------------------------------------------------------------------------------------------------
  Dollar Amount                                 937,460            (285,461)            (114,436)
----------------------------------------------------------------------------------------------------
Number of Shares Issued and Outstanding       6,158,674           5,067,406            7,255,506
----------------------------------------------------------------------------------------------------

(1) Continuing operations are primarily comprised of CIBT's operations in China.

(2) Discontinued operations are comprised of ANO and Excel. During the year ended January 31, 1999 the Registrant sold ANO and Excel. The results of operations of these businesses have been classified and disclosed as discontinued operations.

(3) Income (loss) per share is on a non-fully diluted basis. Fully diluted loss per share has not been presented as it would be anti-dilutive.

--------------------------------------------------------------------------------
                                     Three Months Ended     Three Months Ended
                                       April 30, 2000        April 30, 1999
                                             ($)                   ($)
--------------------------------------------------------------------------------
Gross Educational Revenues                 591,076               411,129
--------------------------------------------------------------------------------
Net Educational Revenues                   368,471               160,021
--------------------------------------------------------------------------------
Other Income                                 8,667               116,807
--------------------------------------------------------------------------------
General and Administrative Expenses        361,252               324,815
--------------------------------------------------------------------------------
SEG Business Development Costs             681,340                     -
--------------------------------------------------------------------------------
Net Income (Loss)                         (697,320)              (62,645)
--------------------------------------------------------------------------------
Net Income (Loss) Per Share (1)              (0.10)                (0.01)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     Three Months Ended     Three Months Ended
                                       April 30, 2000        April 30, 1999
                                             ($)                   ($)
--------------------------------------------------------------------------------
Working Capital Surplus (Deficiency)      6,643,979              (103,449)
--------------------------------------------------------------------------------
Capital Assets                              523,108               231,252
--------------------------------------------------------------------------------
Deferred Share Offering Costs                50,000               150,308
--------------------------------------------------------------------------------
Total Assets                              7,911,551             1,101,937
--------------------------------------------------------------------------------
Long Term Liabilities                           Nil                   Nil
--------------------------------------------------------------------------------
Shareholders' Equity (Deficiency)
--------------------------------------------------------------------------------
 Dollar Amount                            7,045,797               144,566
--------------------------------------------------------------------------------
Number of Shares Issued and Outstanding   7,234,957             5,778,038
--------------------------------------------------------------------------------

(1) Income (loss) per share is on a non-fully diluted basis. Fully diluted loss per share has not been presented as it would be anti-dilutive.

Under accounting principles generally accepted in the United States ("U.S. GAAP"), stock based compensation to non-employees must be recorded at the fair market value of the options granted. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option grant. For the purposes of reconciliation to U.S. GAAP, the Registrant would record additional compensation expense of $137,986 in Fiscal 2000, $102,925 in Fiscal 1999 and $83,344 in Fiscal 1998, in respect of options granted to non-employees.

U.S. GAAP also requires escrow shares to be treated as contingent shares and as such they are not included as outstanding shares for the purpose of calculating basic earnings per share, but are included in the calculation of diluted earnings per share if dilutive. When released from escrow, the fair market value of these shares will be recognized as compensatory benefit and will be charged to income.

As at April 30, 2000 there were 901,786 Shares held in escrow pursuant to the terms of an escrow agreement dated April 13, 1994 among the Registrant, Pacific Corporate Trust Company, as escrow agent, and the holders of the Shares. The Shares may be released from escrow on a pro rata basis in accordance with a prescribed formula based upon cumulative cash flow. No escrow Shares have been released to date. Reference should be made to Item 14 - Description of Shares to be Registered (page 51).

To date, the Registrant has not paid any dividends on the Shares and it does not expect to pay dividends in the foreseeable future.

The Year End Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Registrant, conform in all material respects to U.S. GAAP, except as disclosed in Note 10 to the Year End Financial Statements. For a comparison of these differences between Canadian GAAP and U.S. GAAP, see
Note 10 to the Year End Financial Statements.

Reconciliation of Canadian GAAP to US GAAP - Interim Financial Statements

The Interim Financial Statements included in this Registration Statement are prepared in accordance with Canadian GAAP. The following are the areas of difference between Canadian GAAP and US GAAP and their impact on the Interim Financial Statements of the Registrant:

1.     Stock-based compensation

Under Canadian GAAP, no compensation expense is recorded in connection with the granting of stock options. Using US GAAP, a compensation expense is recorded in the period in connection with stock options granted to non-employees pursuant to SFAS No. 123 (see below).

2.     Weighted average number of shares outstanding

Under Canadian GAAP, shares held in escrow are included in the determination of weighted average number of shares outstanding. In making this determination using US GAAP, the shares held in escrow are excluded. The weighted average number of shares outstanding in accordance with US GAAP is as follows:

                                Three Months Ended          Three Months Ended
                                  April 30, 2000             April 30, 1999
                                        ($)                        ($)
                                ------------------------------------------------
Weighted average number of
shares outstanding using
Canadian GAAP                         6,696,816                 5,422,722
                                ------------------------------------------------
Less: shares held in escrow            (901,786)                 (901,786)

Weighted average number of
shares outstanding using
US GAAP                               5,795,030                 4,520,936
                                ------------------------------------------------

Statement of Income (Loss)
--------------------------
                                Three Months Ended          Three Months Ended
                                  April 30, 2000             April 30, 1999
                                        ($)                        ($)
                                ------------------------------------------------
Net income (loss) using
 Canadian GAAP                         (697,320)                  (62,645)
Add (deduct) adjustments for:
Stock-based compensation (1)         (1,095,202)                  (40,675)
                                ------------------------------------------------
Net loss using US GAAP               (1,792,522)                 (103,320)
                                ------------------------------------------------
Net loss per share using US GAAP          (0.31)                    (0.02)
                                ------------------------------------------------

Balance Sheet
--------------

There is no impact on the consolidated balance sheets of the Registrant as a result of the differences between Canadian GAAP and US GAAP as described below.

Statements of Cash Flows
------------------------

Under US GAAP, the effect of exchange rate changes on cash, which result from foreign currency translations, is shown on a separate line in the statement of cash flows. Under Canadian GAAP, this amount is not disclosed separately as it is used in the determination of net income for the period.

Stock-based Compensation
------------------------

Under US GAAP, the Registrant accounts for stock-based compensation in respect to stock options granted to employees (and officers) using the intrinsic value based method in accordance with APB 25. Stock options granted to non-employees are accounted for using the fair value method in accordance with SFAS No. 123. In addition, with respect to stock options granted to employees, the following pro-forma information is provided as required by SFAS No. 123 showing the results of applying the fair value method using the Black-Scholes option pricing model assuming a dividend yield of 0%, a risk-free interest rate of 5%, an expected life of five years and an expected volatility of 174%.

                                Three Months Ended          Three Months Ended
                                  April 30, 2000             April 30, 1999
                                        ($)                        ($)
                                ------------------------------------------------
Net loss using US GAAP               (1,792,522)                (103,320)

Pro-forma stock-based compensation     (283,035)                 (56,493)
                                ------------------------------------------------
Pro-forma net loss using US GAAP     (2,075,557)                (159,813)
                                ------------------------------------------------
Pro-forma net loss per share
 using US GAAP                            (0.36)                   (0.04)
                                ------------------------------------------------

ITEM 9.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following discussion and analysis should be read in conjunction with the Year End and Interim Financial Statements and related notes. The Year End and Interim Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. A discussion of differences between Canadian and United States generally accepted accounting principles is provided in Note 10 to the Year End Financial Statements.

Since 1994, the Registrant has been involved in computer and photocopier equipment businesses in Canada (ANO and Excel) and education and training businesses in China (CIBT). ANO and Excel were not profitable and were sold in 1998. After a few years of losses due to start-up and developmental costs, CIBT generated a profit for the first time in 1999. CIBT has achieved the critical mass and economies of scale to generate profits from its operations in China. Since 1999, the Registrant has been developing an Internet financial portal business (SEG). Currently, SEG is still in the developmental stage with resources being allocated to building the web site and establishing broker alliances in Asia.

LIQUIDITY  AND  CAPITAL  RESOURCES

The Registrant's operations have been financed through internal cash flow and equity financing in the form of private placements, warrant exercises, and option exercises.

Three  Months  Ended  April  30,  2000  (  First  Quarter  of  Fiscal  2000)
----------------------------------------------------------------------------
As at April 30, 2000, the Registrant had a working capital surplus of $6,643,979, and a capital surplus of $7,045,797.

In the first quarter of Fiscal 2000, the following activities affected cash:

-     operations that consumed $727,994 in cash;
-     acquisition of capital assets for $133,663;
-     acquisition of various assets for $14,587;
-     changes in non-controlling interests of $17,488;
-     issuance of shares for proceeds of $754,066;
-     receipts from special warrants financing of $4,341,731; and
-     receipts from private placement subscriptions of $1,709,860.

The Registrant's overall cash position increased by $5,946,901 in the first quarter of Fiscal 2000 bringing the cash balance as at April 30, 2000 to $7,215,228.

During the first quarter of Fiscal 2000, the Registrant completed three non-brokered special warrant private placements:

- 2,945,251 special warrants at a price of $0.56 each for net proceeds of $1,649,340;
- 400,000 special warrants at a price of $1.20 each for net proceeds of $480,000; and
- 2,133,333 special warrants at a price of US$0.75 each for net proceeds of US$1,525,786 (net of a cash finder's fee of US$74,214).

The proceeds from these private placements will be used to develop and market SEG's business model and for working capital purposes of the Registrant.

As at April 30, 2000, SEG received proceeds of US$1,941,932 in pre-IPO financing. As at the date of this Registration Statement, an additional US$451,163 was received bringing the total pre-IPO financing to US$2,393,095. The proceeds from this financing will be used to develop and market SEG's business model and for SEG's working capital purposes.

During the first quarter of Fiscal 2001, a total of 125,000 stock options were exercised at $0.56 per share to net the Registrant proceeds of $70,000. Also, a total of 951,283 share purchase warrants were exercised at prices ranging from $0.41 per share to $0.90 per share to net the Registrant proceeds of $684,066. The proceeds from these option and warrant exercises will be used for working capital purposes of the Registrant.

Year Ended January 31, 2000 (Fiscal 2000)
-----------------------------------------

As at January 31, 2000, the Registrant had a working capital surplus of $642,038 and a capital surplus of $937,460.

In Fiscal 2000, the following activities affected cash:

-     operations that consumed $654,730 in cash;
-     acquisition of capital assets for $315,230;
-     payments of $32,675 relating to CIBT's IPO;
-     receipts from note receivable of $52,790;
-     issuance of shares for proceeds of $662,303;
-     receipts from private placements of $1,203,038; and
-     payments relating to loans, arm's length and non-arm's length, of $55,417.

The Registrant's overall cash position increased by $860,079 in Fiscal 2000 bringing the cash balance as at January 31, 2000 to $1,268,327.

The $315,230 expenditure on capital assets relate to CIBT's expansion to its new facilities at the East Beijing campus and the Central Beijing campus as well as the relocation of the West Beijing campus.

On March 4, 1999, share purchase warrants totalling 53,913 shares were exercised at a price of $0.76 per share to net the Registrant proceeds of $40,974.

On March 9, 1999, the Registrant completed a non-brokered private placement of 600,000 units at a price of $0.64 per unit to net the Registrant proceeds of $384,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Registrant at a price of $0.64 per share for the year ended March 9, 2000 and at a price of $0.74 per share for the year ended March 9, 2001. The proceeds from this private placement were used for working capital purposes of the Registrant and its subsidiaries. A finder's fee of 56,719 shares was issued at a deemed price of $0.64 per share in connection with this private placement.

On June 11, 1999, the Registrant completed a non-brokered private placement of 170,731 units at a price of $0.41 per unit to net the Registrant proceeds of $70,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Registrant at a price of $0.41 per share for the year ended June 11, 2000 and at a price of $0.47 per share for the year ended June 11, 2001. The proceeds from this private placement were used for working capital purposes of the Registrant.

On August 19, 1999, share purchase warrants totalling 83,334 shares were exercised at a price of $0.60 per share to net the Registrant proceeds of $50,000.

On September 15, 1999, share purchase warrants totalling 48,781 shares were exercised at a price of $0.41 per share to net the Registrant proceeds of $20,000. Also, on September 15, 1999, stock options totalling 12,000 shares were exercised at a price of $0.56 per share to net the Registrant proceeds of $6,720.

On January 28, 2000, share purchase warrants totalling 65,790 shares were exercised at a price of $0.90 per share to net the Registrant proceeds of $59,211.

Total proceeds received by the Registrant from the private placements, warrant exercises, and option exercises during Fiscal 2000 totalled $662,303.

In January 2000, the Registrant received proceeds of $1,203,038 relating to a non-brokered private placement of special warrants that was completed subsequent to January 31, 2000.


Year Ended January 31, 1999 (Fiscal 1999)
-----------------------------------------

As at January 31, 1999, the Registrant had a working capital deficiency of $504,974 and a capital deficiency of $285,461.

In Fiscal 1999, the following activities affected cash:

-     operations, continuing and discontinued, that generated $370,441 in cash;
-     acquisition of capital assets for $52,831;
-     payments of $147,037 relating to CIBT's IPO;

-     disposal of various assets for proceeds of $50,163;
-     issuance of shares for proceeds of $445,852;
-     issuance of shares for deemed proceeds of $89,200; and
-     payments relating to loans, arms length and non-arms length, of $476,612.

The Registrant's overall cash position increased by $279,176 in Fiscal 1999 bringing the cash balance as at January 31, 1999 to $408,248.

The $147,037 IPO expenditure relates to CIBT's attempt at a public offering of shares on the VSE. The amounts were for brokerage sponsorship fees and professional fees such as audit services and legal services. On June 23, 1998, CIBT signed a letter of intent with Canaccord Capital Corporation with respect to appointing Canaccord as CIBT's agent for the IPO. On October 29, 1998, CIBT and Canaccord entered into an agency agreement which was subsequently amended on May 27, 1999.

On November 3, 1998, CIBT filed a preliminary prospectus with the regulatory bodies in British Columbia, and on November 17, 1998, CIBT received a receipt for the preliminary prospectus. On February 26, 1999, CIBT filed a final prospectus for the IPO and received a conditional listing status for its shares on the VSE. The final prospectus, which expired on May 27, 1999, offered 600,000 shares at $0.80 per share. CIBT filed an amended prospectus on June 28, 1999 to extend the offering period. The amended prospectus offered 600,000 shares at $0.70 per share. CIBT was unable to complete its public offering of shares on the VSE due to unfavorable market conditions.

Payments of $476,612 relate to loans provided by arms length and non-arms length parties that were used to finance the operations of ANO and Excel. ANO and Excel were sold in Fiscal 1999 with proceeds from the sales used to repay the loans.

On February 19, 1998, stock options totalling 7,500 (post 1:2 share consolidation) shares were exercised at a price of $0.94 (post 1:2 share consolidation) per share to net the Registrant proceeds of $7,050.

On May 7, 1998, the Registrant completed a non-brokered private placement of 267,369 (post 1:2 share consolidation) units at a price of $0.76 (post 1:2 share consolidation) per unit to net the Registrant proceeds of $203,200. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Registrant at a price of $0.76 (post 1:2 share consolidation) per share for the year ended May 7, 1999 and at a price of $0.90 (post 1:2 share consolidation) per share for the year ended May 7, 2000. The proceeds from this private placement were used for working capital purposes of the Registrant and its subsidiaries.

On August 20, 1998, the Registrant completed a non-brokered private placement of 445,000 (post 1:2 share consolidation) units at a price of $0.60 (post 1:2 share consolidation) per unit to net the Registrant proceeds of $267,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Registrant at a price of $0.60 (post 1:2 share consolidation) per share for the year ended August 20, 1999 and at a price of $0.70 (post 1:2 share consolidation) per share for the year ended August 20, 2000. The proceeds from this private placement were used for working capital purposes of the Registrant and its subsidiaries.

Total proceeds received by the Registrant from the private placements, warrant exercises, and option exercises during Fiscal 1999 totalled $445,852.

On November 27, 1998, the Registrant consolidated its share capital on a 1:2 basis and changed its name from Annova Business Group Inc. to Capital Alliance Group Inc.

Year Ended January 31, 1998 (Fiscal 1998)
-----------------------------------------

As at January 31, 1998, the Registrant had a working capital deficiency of $344,574 and a capital deficiency of $114,436.

In Fiscal 1998, the following activities affected cash:

-     operations that consumed $888,915 in cash;
-     acquisition of capital assets for $106,503;
-     acquisition of various assets for $33,028;
-     issuance of shares and special warrants for proceeds of $808,491;
-     issuance of shares for deemed proceeds of $18,260;
-     changes in non-controlling interests of $140,475; and
-     receipts relating to loans, arms length and non-arms length, of $184,996.

The Registrant's overall cash position increased by $123,776 in Fiscal 1998 bringing the cash balance as at January 31, 1998 to $129,072.

On May 22, 1997, the Registrant completed a brokered private placement of 1,081,425 special warrants at a price of $0.59 per special warrant to net the Registrant proceeds of $552,855 after commission expenses and other expenses directly involved in the issuance of the special warrants. Each special warrant entitled the holder to acquire one unit of the Registrant at no additional cost. Each unit consisted of one common share of the Registrant and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Registrant at a price of $0.59 for the year ended May 22, 1998 and at a price of $0.75 for the year ended May 22, 1999. The net proceeds raised from this private placement were used towards the Registrant's acquisition, for $53,000, of a 53% interest in CPI and to provide CPI with working capital. The balance of the proceeds was allocated to ANO, CIBT, and to general working capital of the Registrant.

On September 5, 1997, the Registrant completed a non-brokered private placement of 250,000 special warrants at a price of $0.48 per special warrant to net the Registrant proceeds of $120,000. Each special warrant entitled the holder to acquire one unit of the Registrant at no additional cost. Each unit consisted of one common share of the Registrant and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Registrant at a price of $0.48 for the year ended September 5, 1998 and at a price of $0.55 for the year ended September 5, 1999. The proceeds from this private placement were used to finance the acquisition and operations of Excel. A total of $135,636 was received by the Registrant by way of stock option and share purchase warrant exercises. The proceeds were used for working capital purposes of the Registrant.


RESULTS OF OPERATIONS


Continuing Operations
---------------------

Three Months Ended April 30, 2000 (First Quarter of Fiscal 2001)

CIBT

CIBT generated gross educational revenues of $591,076 for the first quarter of Fiscal 2001 compared to $411,129 for the first quarter of Fiscal 2000, an increase of 44%. Direct educational costs, which include costs relating to curriculum usage, instructors, and teaching materials, totalled $222,605 in the first quarter of Fiscal 2001 and $251,108 in the first quarter of Fiscal 2000. Direct educational costs decreased by 11% from the first quarter of Fiscal 2000 to the first quarter of Fiscal 2001. Net educational revenues averaged 62% of gross educational revenues in the first quarter of Fiscal 2001 and 39% in the first quarter of Fiscal 2000. The margins improved as a result of the increase in gross educational revenues from the CIBT in-house technical programs. The CIBT in-house technical programs generate an average profit margin of 50%.

The revenue mix for the first quarter of Fiscal 2001 was comprised of $396,021 (67% of gross educational revenues) from the CU MBA programs and $195,055 (33% of gross educational revenues) from the CIBT in-house technical programs. The revenue mix for the first quarter of Fiscal 2000 was comprised of $320,681 (78% of gross educational revenues) from the CU MBA programs and $90,448 (22% of gross educational revenues) from the CIBT in-house technical programs. As at April 30, 2000 there were 551 students enrolled in CIBT programs, including 261 MBA program students. As at April 30, 1999 there were 433 students enrolled in CIBT programs with 243 MBA program students.

Gross educational revenues from the CU MBA programs increased by 23% from $320,681 in the first quarter of Fiscal 2000 to $396,021 in the first quarter of Fiscal 2001. Gross educational revenues from the CIBT in-house technical programs increased by 116% from $90,448 in the first quarter of Fiscal 2000 to $195,055 in the first quarter of Fiscal 2001. No IBS technical programs were delivered in the first quarter of Fiscal 2000 or the first quarter of Fiscal 2001. In the first quarter of Fiscal 2001, CIBT continued to advertise and market the CU MBA programs but additional advertising and marketing efforts were devoted to promoting the CIBT in-house technical programs, in particular corporate training programs. The increase in gross educational revenues from the CIBT in-house technical programs during the first quarter of Fiscal 2001 was a result of the awareness campaign.

Advertising and marketing costs increased from $56,563 in the first quarter of Fiscal 2000 to $116,147 in. The increase was a result of the additional marketing efforts to promote the CIBT in-house technical programs. Advertising and marketing costs in the first quarter of Fiscal 2001 represented 20% of gross educational revenues. By comparison, advertising and marketing costs in the first quarter of Fiscal 2000 represented 14% of gross educational revenues.

Salaries and benefits relating to CIBT operations totalled $110,572 in the first quarter of Fiscal 2001 compared to $70,337 in the first quarter of Fiscal 2000, an increase of 57%. The increase was caused by an increase in the number of staff in CIBT operations. There were 47 full and part-time management and administrative staff during the first quarter of Fiscal 2001 compared to 30 during the first quarter of Fiscal 2000. In the first quarter of Fiscal 2001, CIBT's salaries and benefits represented 19% of gross educational revenues whereas salaries and benefits in the first quarter of Fiscal 2000 represented 17% of gross educational revenues.

SEG

SEG is currently in the developmental stage with resources being allocated to building the web site and establishing broker alliances in Asia. Funds raised from the private placements and the pre-IPO financing will be used to develop and market SEG's business model. In the first quarter of Fiscal 2001, expenditures of $681,340 relating to developing the SEG operations have been written off as business development costs. The $681,340 expenditure was comprised of the following:

-     consulting fees of $183,244;
-     web site development of $388,562;
-     travel and promotion of $94,333; and
-     professional fees of $15,201.

Corporate

Corporate operations generated other income of $8,667 in the first quarter of Fiscal 2001 compared to $116,807 in the first quarter of Fiscal 2000. The composition of other income in the first quarter of Fiscal 2000 and the first quarter of Fiscal 2001 was different. In the first quarter of Fiscal 2000, other income was comprised of management fees charged to Datamat whereas in the first quarter of Fiscal 2001 other income was comprised of interest. The agreement between the Registrant and Datamat expired on October 31, 1999 and was not renewed.

Consulting fees in the first quarter of Fiscal 2001 amounted to $30,689 compared to $40,829 in the first quarter of Fiscal 2000, a decrease of 25%. However, consulting fees that relate to the development of SEG's business model were allocated to that business segment and expensed as SEG business development costs. A total of $183,244 in consulting fees was allocated to the SEG business segment. Total consulting fees, including amounts allocated to SEG, amounted to $213,933 in the first quarter of Fiscal 2001 of which $27,000 was paid to certain directors and officers and their private companies (i.e. related parties) whereas in the first quarter of Fiscal 2000, a total of $36,000 in consulting fees was paid to these parties.

General and administrative expenses for the first quarter of Fiscal 2001 totalled $361,252 compared to $324,815 for the first quarter of Fiscal 2000, an increase of 11%. General and administrative expenses in the first quarter of Fiscal 2001 represented 60% of total revenues ($599,743) whereas general and administrative expenses in the first quarter of Fiscal 2000 represented 62% of total revenues ($527,936).


Year Ended January 31, 2000 (Fiscal 2000)

CIBT

Gross educational revenues of $2,255,156 have been generated for Fiscal 2000 compared to $1,463,594 for Fiscal 1999, an increase of 54%. Direct educational costs of $1,134,107 in Fiscal 2000 and $888,604 in Fiscal 1999 includes costs relating to curriculum usage, instructors, and teaching materials. Direct educational costs increased by 28% from Fiscal 1999 to Fiscal 2000. Net educational revenues averaged 50% of gross educational revenues in Fiscal 2000 and 39% in Fiscal 1999.

CIBT offers CU MBA programs, IBS technical programs, and CIBT in-house technical programs. The revenue mix for Fiscal 2000 was comprised of $1,510,186 (67% of gross educational revenues) from the CU MBA programs and $744,970 (33% of gross educational revenues) from the CIBT in-house technical programs. The revenue mix for Fiscal 1999 was comprised of $1,148,612 (78% of gross educational revenues) from the CU MBA programs and $314,982 (22% of gross educational revenues) from the CIBT in-house technical programs. In Fiscal 2000, there were 542 students enrolled in CIBT programs, including 291 MBA program students whereas in Fiscal 1999, there were 472 students enrolled in CIBT programs with 252 MBA program students.

Gross educational revenues from the CU MBA programs increased by 31% from $1,148,612 in Fiscal 1999 to $1,510,186 in Fiscal 2000. Gross educational revenues from the CIBT in-house technical programs increased by 137% from $314,982 in Fiscal 1999 to $744,970 in Fiscal 2000. No IBS technical programs were delivered in Fiscal 1999 or Fiscal 2000. In Fiscal 2000, CIBT continued to advertise and market the CU MBA programs but additional advertising and marketing efforts were devoted to promoting the CIBT in-house technical programs, in particular corporate training programs. The increase in gross educational revenues from the CIBT in-house technical programs is a result of the awareness campaign in Fiscal 2000.

The margins improved from 39% of gross educational revenues in Fiscal 1999 to 50% of gross educational revenues in Fiscal 2000 as a result of two factors: (1) the increase in gross educational revenues from the CIBT in-house technical programs, and (2) successful negotiations in 1998 that entitled CIBT to a higher percentage of the profit margin to be earned from each MBA course and program. The CIBT in-house technical programs generate an average profit margin of 50%. Effective June 1, 1998, CIBT is entitled to 50% of the gross tuition fee from each MBA course and program. This higher percentage is reflected for the full twelve month period in Fiscal 2000 whereas the higher percentage is reflected for only an eight month period in Fiscal 1999.

Advertising and marketing costs increased from $175,706 in Fiscal 1999 to $195,273 in Fiscal 2000. The increase was a result of the additional marketing efforts to promote the CIBT in-house technical programs. Advertising and marketing costs in Fiscal 2000 represented 9% of gross educational revenues. By comparison, advertising and marketing costs in Fiscal 1999 represented 12% of gross educational revenues.

Salaries and benefits relating to CIBT operations totalled $308,171 in Fiscal 2000 compared to $257,913 in Fiscal 1999, an increase of 19%. The increase was caused by an increase in the number of staff in CIBT operations. There were 42 full and part-time management and administrative staff during Fiscal 2000 compared to 33 during Fiscal 1999. In Fiscal 2000, CIBT's salaries and benefits represented 14% of gross educational revenues whereas salaries and benefits in Fiscal 1999 represented 18% of gross educational revenues.

Office and general expenses relating to CIBT operations increased from $66,225 in Fiscal 1999 to $205,199 in Fiscal 2000. The increase was a result of an increase in printing materials for the various CIBT in-house technical courses and the cost, including start-up costs, of administering two additional campuses. The additional cost of printing the course materials amounted to $77,872 and the additional cost of administering two additional campuses amounted to $61,102. Office and general expenses in Fiscal 2000 represented 9% of gross educational revenues. By comparison, office and general expenses in Fiscal 1999 represented 5% of gross educational revenues.

As at January 31, 2000, deferred share offering costs associated with CIBT's proposed IPO on the VSE totalled $179,712. As a result of the inability to complete its public offering of shares on the VSE due to unfavorable market conditions, $129,712 of the deferred share offering costs was written off. A balance of $50,000 in deferred share offering costs were not written off as management intends to seek a listing on another stock exchange.

CIBT relocated its West Beijing campus to the Zhongdian Plaza and relocated its China head office to the East Beijing campus. As a result, leasehold improvements of $41,490 relating to CIBT's head office/West Beijing campus in China were written off.

SEG

SEG is currently in the developmental stage with resources being allocated to building the web site and establishing broker alliances in Asia. Funds raised from the private placements and the pre-IPO financing will be used to develop and market SEG's business model. In Fiscal 2000, expenditures of $407,094 relating to developing the SEG operations have been written off as business development costs. The $407,094 expenditure was comprised of the following:

     consulting fees          $143,459
     website development      $139,986
     travel and promotion      $93,406
     professional fees         $30,243

Corporate

Corporate operations generated other income of $113,426 in Fiscal 2000 compared to $106,233 in Fiscal 1999, an increase of 7%. The composition of other income in Fiscal 1999 and Fiscal 2000 was different. In Fiscal 1999, other income was comprised of ANO's computer classroom rentals whereas in Fiscal 2000, other income was comprised of management fees charged to Datamat. The Registrant did not maintain and conduct the computer classroom rentals business in Fiscal 2000.

On March 7, 1999, an Agreement was approved and executed between the Registrant and Datamat. Under the Agreement, the Registrant had the exclusive right to assist Datamat in reorganizing its business and finance matters, restructuring of its debts, and seeking investment opportunities. Also under the Agreement, the Registrant had the right to acquire a 60% equity interest in Datamat. The Agreement expired on October 31, 1999 and was not renewed. The $113,426 management fees earned by the Registrant represent the amount collected, net of unrecoverable amounts, from Datamat. The ability of Datamat to continue as a going concern was questionable and consequently, the Registrant did not exercise its right to acquire the 60% equity interest in Datamat.

Consulting fees in Fiscal 2000 amounted to $148,798 compared to $242,030 in Fiscal 1999, a decrease of 39%. However, a portion of consulting fees that relates to the development of SEG's business model were allocated to that business segment and expensed as SEG business development costs. A total of $143,459 in consulting fees was allocated to the SEG business segment. Total consulting fees, including amounts allocated to SEG, amounted to $292,257 in Fiscal 2000 of which $171,200 was paid to certain directors and officers and their private companies (i.e. related parties) whereas in Fiscal 1999, a total of $164,000 in consulting fees was paid to these parties.

Professional fees increased from $108,407 in Fiscal 1999 to $149,244 in Fiscal 2000, an increase of 38%. The increase was caused by additional legal work for:
(1) CIBT's three new premises/campuses in Beijing, (2) establishing SEG in Hong Kong, and (3) equity financing in the form of private placements for the Registrant and its subsidiaries.

Corporate operations accounted for $54,848 or 21% of the total $260,047 office and general expenses in Fiscal 2000. CIBT operations accounted for $205,199 or 79% of the total in Fiscal 2000. In Fiscal 1999, Corporate operations accounted for $22,075 or 25% of the total $88,300 office and general expenses. CIBT operations accounted for $66,225 or 75% of the total in Fiscal 1999. The increase in office and general expenses relating to Corporate operations was a result of the Registrant being responsible for the overhead since its sale of ANO and Excel. In Fiscal 1999, ANO and Excel absorbed most of the overhead whereas in Fiscal 2000, the Registrant bore the cost of the overhead. Also, Fiscal 1999 was a transitional year for the Registrant as it sold the computer and photocopier businesses in Canada and repositioned itself for new business opportunities in Asia. In Fiscal 1999, there were fewer Corporate activities which translated to less overhead. When comparing Fiscal 1998 to Fiscal 2000, Corporate operations accounted for $58,597 in office and general expenses in Fiscal 1998 compared to $54,848 in Fiscal 2000.

Corporate operations accounted for $39,643 or 11% of the total $347,814 salaries and benefits in Fiscal 2000. CIBT operations accounted for $308,171 or 89% of the total in Fiscal 2000. In Fiscal 1999, Corporate operations accounted for $14,003 or 5% of the total $271,916 salaries and benefits. CIBT operations accounted for $257,913 or 95% of the total in Fiscal 1999. The increase in salaries and benefits relating to Corporate operations was caused by an increase in the number of staff in Corporate operations. There were two employees during Fiscal 2000 compared to one during Fiscal 1999.

General and administrative expenses for Fiscal 2000 totalled $1,221,801 compared to $1,070,829 for Fiscal 1999, an increase of 14%. General and administrative expenses in Fiscal 2000 represented 52% of revenues from continuing operations ($2,368,582) whereas general and administrative expenses in Fiscal 1999 represented 68% of revenues from continuing operations ($1,569,827).

Year Ended January 31, 1999 (Fiscal 1999)

CIBT

Gross educational revenues of $1,463,594 have been generated for Fiscal 1999 compared to $709,441 for Fiscal 1998, an increase of 106%. Direct educational costs of $888,604 in Fiscal 1999 and $445,891 in Fiscal 1998 includes costs relating to curriculum usage, instructors, and teaching materials. Direct educational costs increased by 99% from Fiscal 1998 to Fiscal 1999. Net educational revenues averaged 39% of gross educational revenues in Fiscal 1999 and 37% in Fiscal 1998.

CIBT offers CU MBA programs, IBS technical programs, and CIBT in-house technical programs. The revenue mix for Fiscal 1999 was comprised of $1,148,612 (78% of gross educational revenues) from the CU MBA programs and $314,982 (22% of gross educational revenues) from the CIBT in-house technical programs. The revenue mix for Fiscal 1998 was comprised of $517,892 (73% of gross educational revenues) from the CU MBA programs and $191,549 (27% of gross educational revenues) from the CIBT in-house technical programs. In Fiscal 1999, there were 472 students enrolled in CIBT programs, including 252 MBA program students whereas in Fiscal 1998, there were 426 students enrolled in CIBT programs with 114 MBA program students.

Gross educational revenues from the CU MBA programs increased by 122% from $517,892 in Fiscal 1998 to $1,148,612 in Fiscal 1999. Gross educational revenues from the CIBT in-house technical programs increased by 64% from $191,549 in Fiscal 1998 to $314,982 in Fiscal 1999. No IBS technical programs were delivered in Fiscal 1998 or Fiscal 1999. In Fiscal 1999, CIBT continued to aggressively advertise and market the CU MBA programs and the CIBT in-house technical programs. The overall increase in gross educational revenues from the CU MBA programs and the CIBT in-house technical programs is a result of the aggressive marketing campaign in Fiscal 1999.

The margins improved slightly from 37% of gross educational revenues in Fiscal 1998 to 39% of gross educational revenues in Fiscal 1999 as a result of successful negotiations in 1998 that entitled CIBT to a higher percentage of the profit margin to be earned from each MBA course and program. Effective June 1, 1998, CIBT is entitled to 50% of the gross tuition fee from each MBA course and program. This higher percentage is reflected for an eight month period in Fiscal 1999.

Advertising and marketing costs increased from $86,792 in Fiscal 1998 to $175,706 in Fiscal 1999. The increase was a result of the aggressive marketing efforts to promote the CU MBA programs and the CIBT in-house technical programs. Advertising and marketing costs in Fiscal 1999 represented 12% of gross educational revenues. By comparison, advertising and marketing costs in Fiscal 1998 represented 12% of gross educational revenues.

Salaries and benefits relating to CIBT operations totalled $257,913 in Fiscal 1999 compared to $85,043 in Fiscal 1998, an increase of 203%. The increase was caused by an increase in the number of staff in CIBT operations. There were 33 full and part-time management and administrative staff during Fiscal 1999 compared to 12 during Fiscal 1998. In Fiscal 1999, CIBT's salaries and benefits represented 18% of gross educational revenues whereas salaries and benefits in

Fiscal 1998 represented 12% of gross educational revenues.

Office and general expenses relating to CIBT operations decreased from $80,446 in Fiscal 1998 to $66,225 in Fiscal 1999. In Fiscal 1998, costs were incurred to obtain certifications, licenses, and permits for the School. In Fiscal 1999, these costs were not incurred which accounted for the decrease in office and general expenses. Office and general expenses in Fiscal 1999 represented 5% of gross educational revenues. By comparison, office and general expenses in Fiscal 1998 represented 11% of gross educational revenues.

Corporate

Corporate operations generated other income of $106,233 in Fiscal 1999 compared to $26,850 in Fiscal 1998, an increase of 296%. The composition of other income in Fiscal 1998 and Fiscal 1999 was different. In Fiscal 1999, other income was comprised of ANO's computer classroom rentals whereas in Fiscal 1998, other income was comprised of miscellaneous management fees.

The Registrant sold the computer business assets of ANO on July 27, 1998. The asset sale included certain accounts receivable, inventory, capital assets, and goodwill of ANO, but did not include ANO's computer classroom rentals business. The Registrant maintained the computer classroom rentals business and generated $106,233 of income. The computer classroom rentals business was not carried on after Fiscal 1999.

Consulting fees in Fiscal 1999 amounted to $242,030 compared to $277,005 in Fiscal 1998, a decrease of 13%. In Fiscal 1999, a total of $164,000 in consulting fees was paid to certain directors and officers and their private companies (i.e. related parties) whereas in Fiscal 1998, a total of $162,600 in consulting fees was paid to these parties. Consulting fees paid to non-related parties in Fiscal 1999 amounted to $78,030 compared to $114,405 in Fiscal 1998, a decrease of 32%. Fiscal 1999 was a transitional year for the Registrant as it sold the computer and photocopier businesses in Canada and repositioned itself for new business opportunities in Asia. As a result, fewer consultants were engaged in Fiscal 1999 when compared to Fiscal 1998.

Professional fees decreased from $116,877 in Fiscal 1998 to $108,407 in Fiscal 1999. Less legal and other professional services were required in Fiscal 1999 due to the transitional year and repositioning of the Registrant.

Corporate operations accounted for $22,075 or 25% of the total $88,300 office and general expenses in Fiscal 1999. CIBT operations accounted for $66,225 or 75% of the total in Fiscal 1999. In Fiscal 1998, Corporate operations accounted for $58,597 or 42% of the total $139,043 office and general expenses. CIBT operations accounted for $80,446 or 58% of the total in Fiscal 1998. The decrease in office and general expenses relating to Corporate operations was a result of the transitional year of the Registrant as well as ANO and Excel absorbing more of the overhead.

Corporate operations accounted for $14,003 or 5% of the total $271,916 salaries and benefits in Fiscal 1999. CIBT operations accounted for $257,913 or 95% of the total in Fiscal 1999. In Fiscal 1998, Corporate operations accounted for $28,064 or 25% of the total $113,107 salaries and benefits. CIBT operations accounted for $85,043 or 75% of the total in Fiscal 1998. The decrease in salaries and benefits relating to Corporate operations was caused by a decrease in the number of staff in Corporate operations. There was one employee during Fiscal 1999 compared to two during Fiscal 1998.

The Registrant incurred office rent charges of $92,357 in Fiscal 1999. The $92,357 represented six months of office rent. Prior to the sale of ANO during Fiscal 1999, ANO was responsible for the office rent charges. In Fiscal 1999, ANO paid six months of office rent totalling $117,104 and in Fiscal 1998, ANO paid twelve months of office rent totalling $245,700. As a result of the sale of ANO, the operations of ANO have been classified as "discontinued operations" on the financial statements. The office rent charges paid by ANO in Fiscal 1998 and Fiscal 1999 have been included as part of ANO's discontinued operating results.

In Fiscal 1998, $54,260 of research and development costs relating to CPI was expensed. The development of CPI was abandoned in Fiscal 1999.

General and administrative expenses for Fiscal 1999 totalled $1,070,829 compared to $1,071,627 for Fiscal 1998. General and administrative expenses in Fiscal 1999 represented 68% of revenues from continuing operations ($1,569,827) whereas general and administrative expenses in Fiscal 1998 represented 146% of revenues from continuing operations ($736,291).

During Fiscal 1997, management reorganized the Registrant's affairs by decreasing its equity ownership interest in CIBT. CIBT sold to third-party investors 1,230,000 shares at $0.25 per share for proceeds of $307,500. In Fiscal 1997, the Registrant realized a gain of $159,950 from the sale of the shares and receipt of funds by CIBT. On July 14, 1997, the VSE (CDNX) approved a private placement of CIBT shares at a price of $0.50 per share. CIBT sold to third-party investors 605,000 shares at $0.50 per share for proceeds of $302,500. In Fiscal 1998, the Registrant realized a gain of $237,025 from the sale of the shares and receipt of funds by CIBT. During Fiscal 1999, CIBT sold to third-party investors 160,000 shares at $0.50 per share for proceeds of $80,000. In Fiscal 1999, the Registrant realized a gain of $44,320 from the sale of the shares and receipt of funds by CIBT.

Year Ended January 31, 1998 (Fiscal 1998)

CIBT

Gross educational revenues of $709,441 have been generated for Fiscal 1998 compared to $82,632 for Fiscal 1997, an increase of 759%. Direct educational costs of $445,891 in Fiscal 1998 and $29,668 in Fiscal 1997 includes costs relating to curriculum usage, instructors, and teaching materials. Direct educational costs increased by 1,403% from Fiscal 1997 to Fiscal 1998. Net educational revenues averaged 37% of gross educational revenues in Fiscal 1998 and 64% in Fiscal 1997.

CIBT offers CU MBA programs, IBS technical programs, and CIBT in-house technical programs. The revenue mix for Fiscal 1998 was comprised of $517,892 (73% of gross educational revenues) from the CU MBA programs and $191,549 (27% of gross educational revenues) from the CIBT in-house technical programs. The revenue mix for Fiscal 1997 was comprised entirely of CIBT in-house technical programs. In Fiscal 1998, there were 426 students enrolled in CIBT programs, including 114 MBA program students whereas in Fiscal 1997, there were 175 students enrolled in CIBT programs.

Gross educational revenues from the CU MBA programs increased by 100% from $0 in Fiscal 1997 to $517,892 in Fiscal 1998. Gross educational revenues from the CIBT in-house technical programs increased by 132% from $82,632 in Fiscal 1997 to $191,549 in Fiscal 1998. No IBS technical programs were delivered in Fiscal 1997 or Fiscal 1998. In Fiscal 1998, the CIBT in-house technical programs increased substantially as a result of a strong advertising and marketing campaign. The CU MBA programs commenced in Fiscal 1998 with a solid performance in the first year of operations. Gross CU MBA educational revenues of $517,892 and 114 MBA program students were the effects of an advertising and marketing campaign that generated significant awareness of the CIBT offerings during Fiscal 1998.

The margins decreased from 64% of gross educational revenues in Fiscal 1997 to 37% of gross educational revenues in Fiscal 1998 as a result of the commencement of the CU MBA programs. During Fiscal 1998, CIBT's profit margin was only 30% of the gross tuition fee from each MBA course and program. The CIBT in-house technical programs generated an average profit margin of 60% to 65% in Fiscal 1998.

Advertising and marketing costs increased from $34,048 in Fiscal 1997 to $86,792 in Fiscal 1998. The increase was a result of the aggressive marketing efforts to promote the CU MBA programs and the CIBT in-house technical programs. Advertising and marketing costs in Fiscal 1998 represented 12% of gross educational revenues. By comparison, advertising and marketing costs in Fiscal 1997 represented 41% of gross educational revenues.

Salaries and benefits relating to CIBT operations totalled $85,043 in Fiscal 1998 compared to $45,908 in Fiscal 1997, an increase of 85%. The increase was caused by an increase in the number of staff in CIBT operations. There were 12 full and part-time management and administrative staff during Fiscal 1998 compared to seven during Fiscal 1997. In Fiscal 1998, CIBT's salaries and benefits represented 12% of gross educational revenues whereas salaries and benefits in Fiscal 1997 represented 56% of gross educational revenues.

Office and general expenses relating to CIBT operations increased from $59,712 in Fiscal 1997 to $80,446 in Fiscal 1998. In Fiscal 1998, costs were incurred to obtain certifications, licenses, and permits for the School whereas in Fiscal 1997, these costs were not incurred. Office and general expenses in Fiscal 1998 represented 11% of gross educational revenues. By comparison, office and general expenses in Fiscal 1997 represented 72% of gross educational revenues.

Corporate

Corporate operations generated other income of $26,850 in Fiscal 1998 compared to $0 in Fiscal 1997, an increase of 100%. In Fiscal 1998, other income was comprised of miscellaneous management fees.

Consulting fees in Fiscal 1998 amounted to $277,005 compared to $271,115 in Fiscal 1997, an increase of 2%. In Fiscal 1998, a total of $162,600 in consulting fees was paid to certain directors and officers and their private companies (i.e. related parties) whereas in Fiscal 1997, a total of $197,700 in consulting fees was paid to these parties. Consulting fees paid to non-related parties in Fiscal 1998 amounted to $114,405 compared to $73,415 in Fiscal 1997, an increase of 56%.

During Fiscal 1997, management reorganized the Registrant's affairs by decreasing its equity ownership interest in CIBT. CIBT sold to third-party investors 1,230,000 shares at $0.25 per share for proceeds of $307,500. In Fiscal 1997, the Registrant realized a gain of $159,950 from the sale of the shares and receipt of funds by CIBT. On July 14, 1997, the VSE (CDNX) approved a private placement of CIBT shares at a price of $0.50 per share. CIBT sold to third-party investors 605,000 shares at $0.50 per share for proceeds of $302,500. In Fiscal 1998, the Registrant realized a gain of $237,025 from the sale of the shares and receipt of funds by CIBT.

ANO and Excel

ANO and Excel were sold on July 27, 1998 and October 9, 1998 respectively. In Fiscal 1998, the results of operations for ANO and Excel have been classified and reported as discontinued operations. Revenues from ANO and Excel in Fiscal 1998 were $4,731,036 compared to $5,083,137 in Fiscal 1997, a decrease of 7%. The loss from discontinued operations relating to ANO and Excel in Fiscal 1998 was $241,905 compared to $221,432 in Fiscal 1997.

Discontinued Operations
-----------------------

Year Ended January 31, 2000 (Fiscal 2000)

There were no discontinued operations in Fiscal 2000.

Year Ended January 31, 1999 (Fiscal 1999)

ANO

Due to the intensive working capital requirement, competitive profit margins, continuing operating losses, and highly competitive nature of the personal computer market, the Board of Directors of the Registrant decided to sell ANO. On July 27, 1998, the Registrant sold the operating assets of ANO. The Registrant received proceeds of $536,231 for the assets of ANO of which $375,000 was payment for goodwill. A net gain of $374,828 resulted from the asset sale.

The results of operations have been classified and reported as discontinued operations. Revenues from ANO in Fiscal 1999 were $1,426,638 compared to $4,298,659 in Fiscal 1998, a decrease of 67%. The loss from discontinued operations relating to ANO in Fiscal 1999 was $439,586 compared to $256,191 in Fiscal 1998.

Excel

After selling ANO, management concentrated on new business opportunities in Asia, and accordingly, the board of directors of the Registrant decided to sell the operating assets of Excel. On October 9, 1998, an agreement, which was subsequently amended on April 19, 1999, was reached for the sale of the Excel assets for proceeds of $81,785. A net gain of $26 resulted from the asset sale.

The results of operations have been classified and reported as discontinued operations. Revenues from Excel in Fiscal 1999 were $589,579 compared to $373,903 in Fiscal 1998, an increase of 58%. The loss from discontinued operations relating to Excel in Fiscal 1999 was $181,254 compared to $13,484 in Fiscal 1998.

ITEM 10.     DIRECTORS AND OFFICERS OF REGISTRANT

As at the date of this Registration Statement, the directors and executive officers of the Registrant, the positions held by them and the period during which they have served as a director or officer are as follows:

------------------------------------------------------------------------------
         Name                 Position                      Period Served
------------------------------------------------------------------------------
    Charles Chen              Director                      since May 1999
------------------------------------------------------------------------------
    Allen Chu (AC)(3)         Director                      since May 1994
------------------------------------------------------------------------------
    Toby Chu (AC)(3)(4)       President, CEO and Director   since  May 1994
------------------------------------------------------------------------------
    Tony David(2)             Director                      since April 1997
------------------------------------------------------------------------------
    Ken Lee(AC)               Director                      since July 1997
------------------------------------------------------------------------------
    Tim Leong(1)(4)           Secretary and CFO             since July 1995
------------------------------------------------------------------------------

------------------------------------------------------------------------------
    Patrick Lo(1)             Vice-President, Operations    since March 1999
------------------------------------------------------------------------------
    Sokhie Puar(1)            Vice-President, Corporate
                               Finance                      since May 2000
------------------------------------------------------------------------------
    G. David Richardson       Director                      since August 1999
------------------------------------------------------------------------------
    Aziz Shariff              Director                      since January 2000
------------------------------------------------------------------------------

(AC)     Member of the audit committee of the Registrant
(1)     Executive Officer only, not a director of the Registrant
(2)     Not a director from July 21, 1998 to July 28, 1998
(3)     Toby Chu and Allen Chu are brothers
(4)     Toby Chu and Tim Leong are brothers-in-law

Each director's term of office expires at the Registrant's next annual general meeting. The term of office for the Registrant's executive officers and members of the audit committee expires at its next annual general meeting. The board of directors appoints the Registrant's executive officers and the audit committee for the ensuing year following each annual general meeting.


ITEM 11.     COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Registrant during Fiscal 2000 to all officers and directors, as a group, for services in all capacities was $171,200.

None of the Registrant's directors and officers have received any manner of compensation for services provided in their capacity as directors or officers during the Registrant's most recently completed financial year with the exception of stock options granted to certain directors and officers of the Registrant (see Item 12 Options to Purchase Securities from Registrant or Subsidiaries (page 49)).

ITEM 12.     OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Stock Options

As at August 31, 2000, the Registrant had outstanding incentive stock options pursuant to which an aggregate of 2,140,000 Shares may be purchased from the Registrant as follows:

--------------------------------------------------------------------------------
Optionee        Shares under Option      Exercise Price($)      Expiry  Date
--------------------------------------------------------------------------------
Charles Chen          25,000                   1.15            August 22, 2005
                ----------------------------------------------------------------
                      50,000                   0.56            April 7, 2004
--------------------------------------------------------------------------------
Allen Chu             25,000                   1.15            August 22, 2005
--------------------------------------------------------------------------------
Toby Chu              50,000                   1.15            August 22, 2005
                ----------------------------------------------------------------
                      47,000                   1.60            May 15, 2005
                ----------------------------------------------------------------
                      50,000                   1.65            February 17, 2005
                ----------------------------------------------------------------
                      38,000                   0.56            August 19, 2003
                ----------------------------------------------------------------
                     115,000                   0.57            July 7, 2001
--------------------------------------------------------------------------------
Tony David            25,000                   0.56            August 19, 2003
--------------------------------------------------------------------------------
Ken Lee               15,000                   0.56            April 7, 2004
                ----------------------------------------------------------------
                      15,000                   0.56            December 21, 2002
--------------------------------------------------------------------------------
Tim Leong             25,000                   1.15            August 22, 2005
                ----------------------------------------------------------------
                      25,000                   1.60            May 15, 2005
--------------------------------------------------------------------------------
Patrick Lo            25,000                   1.60            May 15, 2005
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Optionee        Shares under Option      Exercise Price($)      Expiry  Date
--------------------------------------------------------------------------------
Sokhie Puar          150,000                   1.60            May 15, 2005
--------------------------------------------------------------------------------
G. David Richardson   75,000                   1.15            August 22, 2005
                ----------------------------------------------------------------
                     100,000                   0.76            August 15, 2004
--------------------------------------------------------------------------------
Aziz Shariff         250,000                   1.65            February 15, 2005
--------------------------------------------------------------------------------
                   1,105,000
--------------------------------------------------------------------------------

There are outstanding incentive stock options entitling the holders to purchase an aggregate of 5,000 Shares at $0.77 per Share which expire on January 12, 2005, held by persons other than directors and executive officers.

There are outstanding incentive stock options entitling the holders to purchase an aggregate of 50,000 Shares at $1.65 per Share which expire on February 17, 2005, held by persons other than directors and executive officers.

There are outstanding incentive stock options entitling the holders to purchase an aggregate of 150,000 Shares at $1.90 per Share which expire on March 6, 2005, held by persons other than directors and executive officers.

There are outstanding incentive stock options entitling the holders to purchase an aggregate of 25,000 Shares at $2.85 per Share which expire on March 14, 2005, held by persons other than directors and executive officers.

There are outstanding incentive stock options entitling the holders to purchase an aggregate of 30,000 Shares at $3.57 per Share which expire on March 30, 2005, held by persons other than directors and executive officers.

There are outstanding incentive stock options entitling the holders to purchase an aggregate of 25,000 Shares at $0.56 per Share which expire on April 7, 2004, held by persons other than directors and executive officers.

There are outstanding incentive stock options entitling the holders to purchase an aggregate of 100,000 Shares at $1.60 per Share which expire on May 15, 2005, held by persons other than directors and executive officers.

There are outstanding incentive stock options entitling the holders to purchase an aggregate of 650,000 Shares at $1.15 per Share which expire on August 22, 2005, held by persons other than directors and executive officers.

All of the stock options are non-transferable and terminate on the earlier of the expiry date or the 30th day following the day on which the optionee ceases to be eligible to hold stock options pursuant to the applicable Canadian Venture Exchange policy.

Share Purchase Warrants

As at August 31, 2000, share purchase warrants were outstanding entitling the holders to purchase a total of 4,608,635 Shares as follows:

---------------------------------------------------------------------
Number of Warrants         Exercise Price          Expiry Date
---------------------------------------------------------------------
    165,441                     $1.36            March 17, 2001
---------------------------------------------------------------------
  1,066,668(1)                US$0.75            April 6, 2001
---------------------------------------------------------------------

---------------------------------------------------------------------
Number of Warrants         Exercise Price          Expiry Date
---------------------------------------------------------------------
    147,793(2)                US$0.75            April 6, 2001
---------------------------------------------------------------------
  2,828,733(3)               $0.56-1st year      February 15, 2002
                             $0.64-2nd year
---------------------------------------------------------------------
    400,000                  $1.20-1st year      February 25, 2002
                             $1.40-2nd year
---------------------------------------------------------------------

(1) A total of 162,668 share purchase warrants are held by a director of the Registrant.
(2)     Agent's Warrants
(3) A total of 638,835 share purchase warrants are held by directors and executive officers of the Registrant.

ITEM 13.     INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

To the knowledge of current management, no director or officer of the Registrant or any shareholder holding of record or beneficially, directly or indirectly, owning more than 10% of the issued and outstanding Shares, or any of their respective associates or affiliates or any relative or spouse of any of the foregoing who has the same home, has had any material interest, directly or indirectly, in any material transaction with the Registrant, or in any proposed material transaction, since February 1, 1998.

ITEM 14.     DESCRIPTION OF SECURITIES TO BE REGISTERED

The shares to be registered are the Registrant's common shares without par value.

As at August 31, 2000, the authorized capital of the Registrant consists of 50,000,000 Shares of which 13,338,702 were issued as fully paid and non-assessable. In addition, on such date, 2,140,000 Shares were reserved for issuance against the exercise of outstanding stock options and other rights to acquire Shares (see Item 12 - Options to Purchase Securities from the Registrant (page 49)).

Shares

The holders of Shares are entitled to vote at all meetings of shareholders of the Registrant, to receive dividends if and when declared by the directors, and subject to the rights of the holders of any Shares ranking in priority to or on parity with the Shares, to receive the remaining property and assets of the Registrant in the event of liquidation, dissolution or winding up of the Registrant. The Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Shares and they are not liable to further calls or to assessment by the Registrant. The Company Act (British Columbia) provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by
special resolution passed by a majority of not less than   of the votes cast in
person or by proxy by holders of shares of that class.

The Registrant has not declared or paid any dividends on its outstanding Shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends is within the discretion of the Registrant's board of directors. The Registrant is limited in its ability to pay dividends on its Shares by limitations under British Columbia law relating to the sufficiency of profits from which dividends may be paid.

There are 901,786 Shares (the "Escrow Shares") deposited with Pacific Corporate Trust Company (the "Escrow Agent") pursuant to an escrow agreement dated April 13, 1994 (the "Escrow Agreement"). The Escrow Agreement provides that the

Escrow Shares may not be traded in or released, nor may the Registrant, its transfer agent or escrow holder make any transfer or record of any trading of the Escrow Shares without the consent of the executive director of the British Columbia Securities Commission or, while the Shares are listed on the Canadian Venture Exchange, the consent of the Canadian Venture Exchange.

The release of the Escrow Shares is based upon a prescribed formula. Escrow Shares, while not freely tradeable, carry voting rights equal to those of all other Shares. While not freely tradeable, Escrow Shares may be transferred within escrow between principals of a listed Registrant provided that consent is first obtained from the Canadian Venture Exchange. If a holder of Escrow Shares ceases to be a principal of the Registrant, such holder shall be entitled to retain ownership of the Escrow Shares and shall not be required to transfer same.

The Escrow Agreement provides that the Escrow Shares must be surrendered to the Registrant for cancellation:

(a) at the time of a major reorganization of the Registrant, if required as a condition of the consent to the reorganization by the Canadian Venture Exchange;

(b) where the Shares have been subject to a cease trade order issued under the Securities Act (British Columbia) for a period of two consecutive years;

(c) 10 years from the later of the date of issue of the Shares and the date of the receipt for the Issuer's prospectus on its IPO; or

(d)     where required by section 6(4) of the Escrow Agreement.

ITEM 15.     DEFAULTS UPON SENIOR SECURITIES
None.

ITEM 16.     CHANGES IN SECURITIES AND
             CHANGES IN SECURITY FOR REGISTERED SECURITIES
None.

ITEM 17.     FINANCIAL STATEMENTS

The consolidated financial statements of the Registrant have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein. The financial statements filed as part of this Registration Statement are listed in Item 19 - Financial Statements and Exhibits (page 52).

ITEM 18.     FINANCIAL STATEMENTS

Not applicable.

ITEM 19.     FINANCIAL STATEMENTS AND EXHIBITS

(a)     Financial Statements

The financial statements of the Registrant, as required under Item 17, are comprised of the following:

Auditor's Report dated April 30, 2000.

Balance Sheets as of January 31, 2000 and 1999.

Statements of Operations and Deficit for the fiscal years ended January 31, 2000, 1999 and 1998.

Statements of Changes in Financial Position for the fiscal years ended June 31, 2000, 1999 and 1998.

Notes to the Financial Statements.

Unaudited financial statements for the three month period ended April 30, 2000, with U.S. GAAP reconciliation.

(b)     Exhibits

The following exhibits are filed as part of this Registration Statement:

(1)     Corporate Documentation
        -----------------------

The articles of incorporation corresponding thereto currently in effect are as follows:

1-1     Certificate of Change of Name of the Registrant dated November 27, 1998;

1-2 Altered Memorandum of the Registrant filed with the British Columbia Registrar of Companies on November 27, 1998; and

1-3     Articles  of  Incorporation  of  the  Registrant.

(2)     Instruments Defining the Rights of Holders of Securities Being
        Registered

See Exhibit 1-3 above.

(3)     Material Contracts
        ------------------
3-1     Form of Stock Option Agreement;

3-2     Stock Option Plan;

3-3     SEG's form of Application Services and Co-Marketing Agreement;

3-4 Master Franchise Agreement dated February 28, 1995, as amended October 29, 1998;

3-5     Beijing Agreement dated April 8, 1995, as amended July 14, 1999;

3-6     BHTS Letter of Intent dated March 12, 1996, between the Registrant and
        BHTS;

3-7     Agreement of Understanding dated June 1, 1998;

3-8     Cooperation Agreement, dated September 7, 1998;

3-9     Asset Purchase Agreement, dated October 9, 1998;

3-10 Sponsorship Agreement entered into by SEG with Tai Fook Capital Limited dated February 29, 2000; and

3-11 Sponsorship Agreements entered into by SEG with ICEA Capital Limited dated March 9, 2000.

                          CAPITAL ALLIANCE GROUP INC.

                      CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
























AUDITORS' REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  LABONTE & CO                                  .1205 - 1095 West Pender Street
------------------------------------------       Vancouver, BC Canada
CHARTERED ACCOUNTANTS                            V6E 2M6
------------------------------------------       Telephone   (604) 682-2778
                                                 Facsimile   (604) 689-2778
                                                 Email   labonte@intergate.bc.ca


September 15, 2000


The Secretary
United States Securities and Exchange Commission
450 Fifth St. N.W.
Washington D.C. 20549

Dear Sirs:

Re: Capital Alliance Group Inc.
--------------------------------

We refer to the Form 20-F - Statement of Registration submitted as at September 15, 2000, of the above noted company.

We have reported to the Directors of the company on the consolidated balance sheets as of January 31, 2000 and 1999 and on the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended January 31, 2000.

Our report on the financial statements was dated April 30, 2000.

We consent to the use in the above mentioned Form 20-F - Statement of Registration of our report dated April 30, 2000 to the Directors of Capital Alliance Group Inc. on the following financial statements:

   Consolidated balance sheets as at January 31, 2000 and 1999;
   Consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended January 31, 2000

We report that we have read the Form 20-F - Statement of Registration and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which we have reported or that is within our knowledge as a result of our audit of such financial statements.

This letter is provided to the securities regulatory authority to whom it is addressed pursuant to the requirements of its securities legislation and not for any other purpose.

Yours truly,

"LaBonte & Co."

LABONTE & CO.
Chartered Accountants

LABONTE & COM.                                    1205 - 1095 West Pender Street
-----------------------                           Vancouver, BC Canada
CHARTERED ACCOUNTANTS                             V6E 2M6
-----------------------                           Telephone   (604) 682-2778
                                                  Facsimile   (604) 689-2778
                                                  Email  labonte@intergate.bc.ca












                                 AUDITORS' REPORT
--------------------------------------------------------------------------------


To the Shareholders of Capital Alliance Group Inc.

We have audited the consolidated balance sheets of Capital Alliance Group Inc. as at January 31, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for the years ended January 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended January 31, 2000, 1999 and 1998 in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.




                                                          /s/ LaBonte & Co.

                                                       CHARTERED ACCOUNTANTS






April 30, 2000
Vancouver, B.C.

                           CAPITAL ALLIANCE GROUP INC.

                           CONSOLIDATED BALANCE SHEETS

                                                 January 31,       January 31,
                                                        2000              2000
--------------------------------------------------------------------------------

                                     ASSETS

CURRENT
   Cash                                               $ 1,268,327   $   408,248
   Note receivable                                         23,995        52,789
   Prepaids and other                                     119,855        56,877
   Due from related parties (Note 5)                       30,536          -
--------------------------------------------------------------------------------
                                                        1,442,713       517,914
NOTE RECEIVABLE                                              -           23,996
DEFERRED SHARE OFFERING COSTS                              50,000       147,037
CAPITAL ASSETS (Note 3)                                   413,811       239,636
--------------------------------------------------------------------------------
                                                      $ 1,906,524   $   928,583
================================================================================


CURRENT
   Accounts payable and accrued liabilities           $   622,104   $   863,969
   Loans payable                                           41,000        41,000
   Unearned revenue                                       137,571        93,038
   Due to related parties (Note 5)                           -           24,881
--------------------------------------------------------------------------------
                                                          800,675     1,022,888
--------------------------------------------------------------------------------

NON-CONTROLLING INTERESTS                                 168,389       191,156
--------------------------------------------------------------------------------


SHARE CAPITAL (Note 4)                                  5,473,319     4,811,016
PRIVATE PLACEMENT SUBSCRIPTIONS (Note 4)                1,203,038          -
DEFICIT                                                (5,738,897)   (5,096,477)
--------------------------------------------------------------------------------
                                                          937,460      (285,461)
--------------------------------------------------------------------------------
                                                      $ 1,906,524   $   928,583
================================================================================


Approved on behalf of the Board:




/s/ Toby Chu                               /s/ Allen Chu
-----------------------------------------  -------------------------------------
Toby Chu - Director                        Allen Chu - Director







  The accompanying notes are an integral part of these consolidated financial statements

                            CAPITAL ALLIANCE GROUP INC.

                    CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                          Year ended    Year ended    Year ended
                                         January 31,   January 31,   January 31,
                                                2000          1999          1998
--------------------------------------------------------------------------------

EDUCATIONAL REVENUES                     $ 2,255,156  $ 1,463,594   $   709,441
DIRECT EDUCATIONAL COSTS                   1,134,107      888,604       445,891
--------------------------------------------------------------------------------
NET REVENUES                               1,121,049      574,990       263,550

OTHER INCOME                                 113,426      106,233        26,850
--------------------------------------------------------------------------------
                                           1,234,475      681,223       290,400
--------------------------------------------------------------------------------

EXPENSES
   Amortization                               99,565       59,596        52,027
   General and administrative -
     Schedule 1                            1,221,801    1,070,829     1,071,627
   SEG business development costs            407,094         -             -
--------------------------------------------------------------------------------
                                           1,728,460    1,130,425     1,123,654
--------------------------------------------------------------------------------

LOSS BEFORE THE FOLLOWING ITEMS:            (493,985)    (449,202)     (833,254)
GAIN RESULTING FROM ISSUANCE OF
  SHARES BY CIBT                                -          44,320       237,025
WRITE-OFF OF CIBT DEFERRED SHARE
  OFFERING COSTS                            (129,712)        -             -
WRITE-OFF OF CIBT LEASEHOLD
  IMPROVEMENTS                               (41,490)        -             -
NON-CONTROLLING INTERESTS                     22,767       33,991        28,758
--------------------------------------------------------------------------------

LOSS FROM CONTINUING OPERATIONS             (642,420)    (370,891)     (567,471)
--------------------------------------------------------------------------------

DISCONTINUED OPERATIONS (Note 6)
   Loss from discontinued operations            -        (620,840)     (269,675)
   Gain on sale of discontinued operations      -         374,854          -
--------------------------------------------------------------------------------

LOSS FROM DISCONTINUED OPERATIONS               -        (245,986)     (269,675)
--------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                       (642,420)    (616,877)     (837,146)

DEFICIT, BEGINNING OF YEAR                (5,096,477)  (4,479,600)   (3,642,454)
--------------------------------------------------------------------------------

DEFICIT, END OF YEAR                     $(5,738,897) $(5,096,477)  $(4,479,600)
================================================================================





EARNINGS (LOSS) PER SHARE
   Net loss before discontinued
      operations                         $     (0.11) $     (0.08)  $     (0.16)
   Net loss for the year                 $     (0.11) $     (0.14)  $     (0.23)
================================================================================







  The accompanying notes are an integral part of these consolidated financial statements

                            CAPITAL ALLIANCE GROUP INC.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          Year ended    Year ended    Year ended
                                         January 31,   January 31,   January 31,
                                                2000          1999          1998
--------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss for the year from
     continuing operations               $  (642,420) $  (370,891)  $  (567,471)
   Adjusted for items not involving
     cash:
   - amortization                             99,565       59,596        52,27
   - gain on issuance of shares by CIBT         -         (44,320)     (237,025)
   - write-off of CIBT deferred share
      offering costs                         129,712         -             -
   - write-off of CIBT leasehold
      improvements                            41,490         -             -
   - non-controlling interests               (22,767)     (33,991)      (28,758)
--------------------------------------------------------------------------------
                                            (394,420)    (389,606)     (781,227)
   Net changes in non-cash working
    capital items                           (260,310)     196,587       (97,275)
--------------------------------------------------------------------------------

   Cash used for continuing operations      (654,730)    (193,019)     (878,502)
   Discontinued operations                      -         563,460      (229,178)
--------------------------------------------------------------------------------

NET CASH (USED IN) FROM OPERATING
   ACTIVITIES                               (654,730)     370,441    (1,107,680)
--------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of capital assets,
    net of disposals                        (315,230)     (52,831)     (106,503)
   Deferred share offering costs             (32,675)    (147,037)         -
   Proceeds from note receivable              52,790         -             -
   Other assets                                 -          50,163       (33,028)
--------------------------------------------------------------------------------

NET CASH USED IN INVESTING ACTIVITIES       (295,115)    (149,705)     (139,531)
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of shares for cash               662,303      445,852       135,636
   Proceeds from private placement
     subscriptions                         1,203,038         -             -
   Issuance of special warrants for cash        -            -          672,855
   Advances from (to) related parties        (55,417)    (294,962)       22,346
   Other loans                                  -        (181,650)      162,650
   Issuance of shares to non-controlling
     interests                                  -          89,200       377,500
--------------------------------------------------------------------------------

NET CASH FROM FINANCING ACTIVITIES         1,809,924       58,440     1,370,987
--------------------------------------------------------------------------------

INCREASE IN CASH DURING THE YEAR             860,079      279,176       123,776

CASH, BEGINNING OF YEAR                      408,248      129,072         5,296
--------------------------------------------------------------------------------

CASH, END OF YEAR                        $ 1,268,327  $   408,248   $   129,072
================================================================================











  The accompanying notes are an integral part of these consolidated financial statements

                              CAPITAL ALLIANCE GROUP INC.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------


NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS
--------------------------------------------------------------------------------

The Company's primary business activity, through its ownership in CIBT Canadian Institute of Business and Technology Corp. ("CIBT"), is the operation of technical and career training schools in China under the tradenames CIBT Canadian Institute of Business & Technology and CIBT School of Business. CIBT filed a prospectus in 1999 for the sale of 600,000 common shares for net proceeds of approximately $335,000 and to obtain a listing on the CDNX. Due to poor market conditions, the financing was not completed. Management intends to seek a listing for CIBT on another stock exchange.

During 1999 the Company began development of an internet financial portal business through a newly formed Hong Kong subsidiary SE Global Equities Company Limited ("SEG"). Subsequent to January 31, 2000 SEG arranged a pre-IPO financing. To date US$2,147,245 has been raised and SEG is pursuing a public financing and listing of its shares for trading on the Growth Emerging Market ("GEM") in Hong Kong.

The Company has not yet attained profitable operations and significant additional costs will be incurred in the development of SEG. These consolidated financial statements are prepared on a going concern basis which implies the Company will continue to realize the carrying value of its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect any adjustments to the carrying value of assets or liabilities which would be necessary should the Company be unable to operate as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional capital and upon future profitable operations.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Basis of preparation
These financial statements are expressed in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in Canada. Except as indicated in Note 10, they also comply, in all material respects, with generally accepted accounting principles in the United States.

Principles of consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its subsidiaries, a 56% interest in CIBT, a 100% interest in SEG, a 100% interest in 483920 BC Ltd. ("Ano."), a 100% interest in Annova Financial Corporation, a 100% interest in 525381 BC Ltd. ("Excel Copiers") and a 53% interest in CPI Career Post (Internet Services) Inc. The businesses of Ano and Excel Copiers were sold in fiscal 1999. Refer to Note 6.

Capital assets
Capital assets are recorded at cost. Amortization is provided over the assets' estimated useful lives as follows: Leasehold improvements - straight-line over 5 years; Furniture and equipment - 20% declining balance; Computer equipment -
20% declining balance; Franchise fees - straight line over 5 years.

Foreign currency translation
The financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Earnings (loss) per share
Earnings (loss) per share has been calculated using the weighted monthly average number of shares outstanding during the respective fiscal periods.

                                                                          Page 2
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont'd)
-------------------------------------------------------

Deferred share offering costs
CIBT has deferred direct costs incurred in connection with the preparation and filing of a prospectus for the sale of common shares, including regulatory costs and professional fees, which were to be offset against the proceeds of a public financing. Due to poor market conditions CIBT did not complete its public financing and accordingly has written off the unrecoverable portion of these costs totalling $129,712 at January 31, 2000.

Revenue recognition
CIBT recognizes tuition fee revenue as follows: 25% of course fees are recognized as revenue upon student enrolment and the balance is recognized as courses are provided on the percentage of completion basis. Fees paid in advance of course offering are recorded as deferred revenue.

Financial instruments
The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company conducts business in Canada, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.
Actual results could differ from those estimates.

Comparative figures
Certain of the comparative figures have been restated to conform with the current year's presentation.


NOTE 3 - CAPITAL ASSETS
--------------------------------------------------------------------------------

                                             January 31, 2000   January 31, 1999
                                             -----------------------------------
Computer equipment                           $    219,226          $    107,094
Computer software                                    -                     -
Vehicles                                             -                     -
Franchise fees                                     95,000                95,000
Furniture and equipment                           159,858                78,020
Leasehold improvements                            144,618               127,085
                                             -----------------------------------
                                                  618,702               407,199
Less: accumulated amortization                    204,891               167,563
                                             -----------------------------------
                                             $    413,811          $    239,636
                                             ===================================

NOTE 4 - SHARE CAPITAL
--------------------------------------------------------------------------------

Authorized share capital consists of
  50,000,000 common shares without par value
                                                   Number           Value
                                             -----------------------------------
Issued and outstanding:

   Balance at January 31, 1998                  7,255,506          $  3,692,309
                                             -----------------------------------

                                                                          Page 3
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------


NOTE 4 - SHARE CAPITAL (cont'd)
--------------------------------------------------------------------------------

                                                   Number           Value
                                             -----------------------------------

Issued during the year:
   - for cash by exercise of stock
       options at $0.47 per share                  15,000          $      7,050
   - for private placement at $0.38
       per share                                  534,737               203,200
   - for private placement at $0.30
       per share                                  890,000               267,000
   - for exchange of special warrants           1,189,568               552,855
       Less subscriptions receivable                 -                  (31,398)
                                             -----------------------------------
                                                2,629,305               998,707
                                             -----------------------------------
                                                9,884,811             4,691,016
                                             ===================================

Consolidation of shares on a 1 for 2 basis     (4,942,405)                 -
                                             -----------------------------------

   Post consolidation balance                   4,942,406             4,691,016
   - for exchange of special warrants             125,000               120,000
                                             -----------------------------------

Balance at January 31, 1999                     5,067,406             4,811,016
   - subscriptions received                          -                   31,398
                                             -----------------------------------
                                                5,067,406             4,842,414
                                             -----------------------------------
Issued during the year:
   - for cash by exercise of warrants
       at $0.76 per share                          53,913                40,974
   - for private placement at $0.64
       per share, inclusive of 56,719
       finders' fee shares                        656,719               384,000
   - for private placement at $0.41
       per share                                  170,731                70,000
   - for cash by exercise of warrants
       at $0.60 per share                          83,334                50,000
   - for cash by exercise of warrants
       at $0.41 per share                          48,781                20,000
   - for cash by exercise of stock
       options at $0.56 per share                  12,000                 6,720
   - for cash by exercise of warrants
       at $0.90 per share                          65,790                59,211
                                             -----------------------------------

                                                1,091,268               630,905
                                             -----------------------------------

Balance at January 31, 2000                     6,158,674          $  5,473,319
                                             ===================================


Included in outstanding share capital are 901,786 shares held in escrow. These shares will be released for trading on the basis of one share for each $1.44 of cumulative profitable cash flows, subject to the direction and determination of regulatory authorities.

The Company has stock options outstanding to directors and employees providing the right to purchase up to 593,000 shares at prices ranging from $0.56 per share to $0.77 per share exercisable for periods ending from July 7, 2001 to January 12, 2005.

The Company has 165,441 share purchase warrants outstanding exercisable at a price of $1.36 per share on or before March 17, 2001; 361,667 share purchase warrants outstanding exercisable at a price of $0.70 per share on or before August 20, 2000; 147,666 share purchase warrants outstanding exercisable at a price of $0.90 on or before May 7, 2000; 600,000 share purchase warrants outstanding exercisable at a price of $0.64 per share on or before March 8, 2000 and $0.74 per share on or before March 8, 2001 and 121,950 share purchase warrants outstanding exercisable at a price of $0.41 per share on or before June 11, 2000 and $0.47 per share on or before June 11, 2001.

On November 27, 1998 the Company consolidated its share capital on a 1:2 basis with a subsequent increase in authorized share capital to 50,000,000 common shares.

                                                                          Page 4
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------


NOTE 4 - SHARE CAPITAL (cont'd)
--------------------------------------------------------------------------------

During fiscal 2000 the Company issued shares as follow:

a) 53,913 share purchase warrants were exercised at a price of $0.76 per share; 83,334 share purchase warrants were exercised at a price of $0.60 per share; 48,781 share purchase warrants were exercised at a price of $0.41 per share and 65,790 share purchase warrants were exercised at a price of $0.90 per share, for total proceeds to the Company of $170,185.

b) The Company completed a non-brokered private placement of 600,000 units at $0.64 per unit for net proceeds of $384,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.64 per share for the first year and $0.74 per share for the second year. In addition, 56,719 shares were issued as a finder's fee for this private placement.

c) The Company completed a non-brokered private placement of 170,731 units at $0.41 per unit for net proceeds of $70,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.41 per share for the first year and $0.47 per share for the second year.

d) 12,000 stock options were exercised at a price of $0.56 per share, for net proceeds to the Company of $6,720.

e) The Company arranged a non-brokered private placement of 2,945,251 special warrants at $0.56 per special warrant. Each special warrant is convertible, at no additional cost, into a unit consisting of one common share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.56 per share for the first year and $0.64 per share for the second year. In addition, finders' fees of 122,393 special warrants (exercisable into common shares only) are to be paid in connection with this private placement. As of January 31, 2000, the Company has received subscriptions for $1,203,038 in connection with this private placement.

Refer to Note 8.


NOTE 5 - RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

At January 31, 1999, $11,016 was owing to officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company for funds advanced for working capital requirements of the Company. During fiscal 2000 the Company made repayments, net of additional advances of $1,457 leaving $9,559 owing at January 31, 2000. These amounts are unsecured and have no specific terms of repayment and during the year no interest (1999 - $21,382) was paid on these amounts.

At January 31, 1999 $31,666 was owing to two former shareholders of Excel copiers (Refer to Note 6). During fiscal 2000 the Company repaid all of these amounts.

At January 31, 1999 $ 17,801 was due from other affiliated companies and other related parties. As a result of advances made by the Company in the year, $40,095 is due to the Company at January 31, 2000.

During fiscal 2000, the Company paid $171,200 (1999 - $164,000 and 1998 -
$162,600) for consulting fees and SEG business development costs to certain officers and directors and their private companies.

                                                                          Page 5
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

NOTE 6 - DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------

Excel Copiers

By agreement dated October 9, 1998 and amended April 19, 1999, the Company sold its copier business including certain accounts receivable, inventory and capital assets of Excel Copiers for proceeds of $81,785. In advance of this transaction, the Company acquired the additional 40% of the outstanding shares of Excel Copiers and settled certain amounts due to the previous shareholders. As a result of this transaction and the debt settlements related to it, the Company realized a gain on sale of assets of $26 and had a note receivable of $76,785 for the balance of the proceeds. The results of 1999 and 1998 operations have been reported as discontinued operations. The net assets, liabilities and revenues are summarized below.


                                                     1999           1998
                                             -----------------------------------

Current assets                               $     18,770          $    276,242
Capital assets                                       -                   33,057
                                             -----------------------------------

Total assets                                       18,770               309,299
                                             -----------------------------------

Current liabilities                              (152,746)             (261,920)
                                             -----------------------------------

Net assets (liabilities) of discontinued
  operations                                 $   (133,976)         $     47,379
                                             ===================================

Revenue                                      $    589,579          $    373,903
                                             ===================================

Ano

By agreement dated July 27,1998, the Company sold its computer business including certain accounts receivable, inventory, capital assets and goodwill of Ano for proceeds of $536,231. In advance of this transaction, the Company acquired the additional 30% of the outstanding shares of Ano for $40,000. As a result of these transactions, the Company realized a gain on sale of assets of $374,828. The results of 1999 and 1998 operations have been reported as discontinued operations. The net assets, liabilities and revenues are summarized below.

                                                     1999           1998
                                             -----------------------------------

Current assets                               $     10,511          $    672,041
Capital assets                                     15,560                95,946
                                             -----------------------------------

Total assets                                       26,071               767,987
                                             -----------------------------------

Current liabilities                              (249,882)             (533,359)
                                             -----------------------------------

Net assets (liabilities) of
  discontinued operations                    $   (223,811)         $    234,628
                                             ===================================

Revenue                                      $  1,426,638          $  4,298,659
                                             ===================================

                                                                          Page 6
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

NOTE 7 - SEGMENTED INFORMATION
--------------------------------------------------------------------------------

The Company's primary industry and geographic segment is in China where CIBT operates technical and career training schools. In addition, the Company is currently undertaking SEG business development in Hong Kong. The Company's operations in Canada are primarily corporate in nature.

Industry and Geographic Segments

                           2000                                  1999                                     1998
           ------------------------------------------------------------------------------------------------------------------------
                       SEG                                    SEG                                   SEG
            Technical  Business   Corporate         Technical Business Corporate        Technical   Business
            Training   Devel-     and               Training  Devel-   and              Training    Devel-    Corporate
            Schools    opment     other    Consol-  Schools   opment   other   Consol-  Schools     opment    and other  Consol-
            (China)   (Hong Kong) (Canada) idated   (China) (Hong Kong)(Canada) -dated  (China)    (Hong Kong)(Canada)   idated
           ------------------------------------------------------------------------------------------------------------------------
Revenues
Educational
revenue     $2,255,156 $    -    $    -    $2,255,156 $1,463,594 $  -  $    -    $1,463,594 $  709,441 $   - $    -     $  709,441
Other
income            -         -      173,426    173,426       -       -    136,233    136,233       -        -    26,850      26,850
Inter-
segment           -         -      (60,000)   (60,000)      -       -    (30,000)   (30,000)      -        -      -           -
           ------------------------------------------------------------------------------------------------------------------------
            $2,255,156 $    -    $ 113,426 $2,368,582 $1,463,594 $  -  $ 106,233 $1,569,827 $  709,441 $   - $  26,850  $  736,291
           ------------------------------------------------------------------------------------------------------------------------

Operating
income
(loss)

Before
the
following:  $  216,924 $(407,094)$(204,250)$ (394,420)$   (4,118)$  -  $(385,488)$ (389,606)$  (20,399)$  - $ (760,828) $ (781,227)
Amortization   (97,465)     -       (2,100)   (99,565)   (58,632)   -       (964)   (59,596)   (52,027)   -       -        (52,027)
Gain from
issuance
of Shares
by CIBT           -         -         -          -          -       -     44,320     44,320       -       -    237,025     237,025
Write-off
of CIBT
deferred
Share
offering
costs         (129,712)     -         -       (129,712)     -       -       -          -          -       -       -           -
Write-off
of CIBT
leasehold
Improvements   (41,490)     -         -        (41,490)     -       -       -          -          -       -       -           -
Non-
controlling
interest          -         -       22,767      22,767      -       -     33,991     33,991       -       -     28,758      28,758
           ------------------------------------------------------------------------------------------------------------------------
Net loss
from
continuing
operations  $  (51,743)$(407,094)$(183,583)$ (642,420)$  (62,750)$  -  $(308,141)$ (370,891)$  (72,426)$  - $  (495,045)$ (567,471)
           ========================================================================================================================

Identifiable
assets      $  991,368 $ 260,298 $ 574,322 $1,825,988 $  699,179 $  -  $  82,367 $  781,546 $  335,677 $  - $ 1,007,712 $1,343,389
           ========================================================================================================================

Capital
expenditures$  329,710 $    -    $   3,132 $  332,842 $   46,007 $  -  $   6,824 $   52,831 $   43,447 $  - $    63,056$   106,503
           ========================================================================================================================

                                                                          Page 7
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

NOTE 8 - SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

1. A total of 715,000 stock options were granted to certain directors, officers and employees of the Company at exercise prices ranging from $1.65 per share to $3.57 per share expiring between February 16, 2005 and March 31, 2005.

2. A total of 125,000 stock options were exercised at a price of $0.56 per share for proceeds to the Company of $70,000.

3. A total of 951,284 share purchase warrants were exercised for total proceeds to the Company of $684,067. Share purchase warrants were exercised as follows: 121,950 shares at $0.41 per share; 81,667 shares at $0.70 per share; 600,000 shares at $0.74 per share and 147,667 shares at $0.90 per share.

4. The Company completed a non-brokered private placement of 400,000 special warrants at $1.20 per special warrant for proceeds of $480,000. Each special warrant is convertible, at no additional cost, into a unit consisting of one common share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $1.20 per share for the first year and $1.40 per share for the second year. In addition, finders' fees of 36,250 special warrants (exercisable into common shares only) are payable in connection with this private placement.

5. The Company arranged a non-brokered private placement of 2,133,333 special warrants at US$0.75 per special warrant. Each special warrant is convertible, at no additional cost, into a unit consisting of one common share and one half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional share of the Company at a price of US$0.75 per share for a period of one year. In addition, finders' fees of $107,610 and 147,793 special warrants (exercisable into common shares only) are payable in connection with this private placement.


NOTE 9 - UNCERTAINTY DUE TO THE YEAR 2000 ISSUE
--------------------------------------------------------------------------------

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 issue that may affect the Company, including those related to customers, suppliers, or other third parties, have been fully resolved.


NOTE 10 - UNITED STATES ACCOUNTING PRINCIPLES
--------------------------------------------------------------------------------

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States ("US GAAP").

a)   Reconciliation of Canadian GAAP to US GAAP - Net Income (Loss)

                                         2000          1999           1998
                                    --------------------------------------------
     Net income (loss) using
      Canadian GAAP                $ (642,420)      $ (616,877)      $ (837,146)
     Add (deduct) adjustments
      for:
        Stock-based compensation
          (1)                        (137,986)        (102,925)         (83,344)
        Unrealized foreign
          exchange gains
          and losses (2)                7,871              606           (1,509)
                                    --------------------------------------------
        Net loss using US GAAP       (772,535)        (719,196)        (921,999)

        Unrealized foreign
          exchange gains
          and losses (2)               (7,871)            (606)           1,509

        Comprehensive loss
          using US GAAP            $ (780,406)      $ (719,802)      $ (920,490)
                                    ============================================

        Net loss per share
          using US GAAP            $    (0.16)      $    (0.21)      $    (0.34)
                                    ============================================

        Comprehensive loss
          per share using
          US GAAP                  $      (0.16)    $    (0.21)      $    (0.34)
                                    ============================================

                                                                          Page 8
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

NOTE 10 - UNITED STATES ACCOUNTING PRINCIPLES (cont'd)
------------------------------------------------------

Reconciliation of Canadian GAAP to US GAAP - Balance sheet

There is no impact on the consolidated balance sheets of the Company as a result of the differences between Canadian GAAP and US GAAP as described below.

The following are the areas of difference between Canadian GAAP and US GAAP and their impact on the consolidated financial statements of the Company:

(1)   Stock-based compensation
      Under Canadian GAAP, no compensation expense is recorded in connection with the granting of stock options. Using US GAAP, a compensation expense is recorded in the period in connection with stock options granted to non-employees pursuant to SFAS No. 123 (See below).

(2)   Unrealized foreign exchange gains and losses
      Under Canadian GAAP, unrealized foreign exchange gains and losses arising from foreign currency translations are included in the determination of net income for the year. Using US GAAP, these amounts are excluded from the determination of net income for the year and included in the determination of comprehensive income for the year.

(3)   Weighted average number of shares outstanding
      Under Canadian GAAP, shares held in escrow are included in the determination of weighted average number of shares outstanding. In making this determination using US GAAP, the shares held in escrow are excluded. The weighted average number of shares outstanding in accordance with US GAAP is as follows:

                                         2000          1999           1998
                                    --------------------------------------------

       Weighted average number
        of shares outstanding
        using Canadian GAAP           5,814,174      4,367,819        3,585,825

       Less: shares held in
        escrow                         (901,786)      (901,786)        (901,786)
                                    --------------------------------------------

       Weighted average number
        of shares outstanding
        using US GAAP                 4,912,388      3,466,033        2,684,039
                                    ============================================

b)   Statements of cash flows

     Under US GAAP, the effect of exchange rate changes on cash, which result from foreign currency translations, is shown on a separate line in the statement of cash flows. Under Canadian GAAP, this amount is not disclosed separately as it is used in the determination of net income for the year.

c)   Stock-based compensation

     Under US GAAP, the Company accounts for stock-based compensation in respect to stock options granted to employees (and officers) using the intrinsic value based method in accordance with APB 25. Stock options granted to non-employees are accounted for using the fair value method in accordance with SFAS No. 123. In addition, with respect to stock options granted to employees, the following pro-forma information is provided as required by SFAS No. 123 showing the results of applying the fair value method using the Black-Scholes option pricing model assuming a dividend yield of 0%, a risk-free interest rate of 5%, an expected life of five years and an expected volatility of 119%.

                                         2000          1999           1998
                                    --------------------------------------------
     Net loss using US GAAP          $ (772,535)    $ (719,196)      $ (921,999)

     Pro-forma stock-based
      compensation                      (96,398)       (68,616)         (17,573)
                                    --------------------------------------------

     Pro-forma net loss using
      US GAAP                        $ (868,933)    $ (787,812)      $ (939,572)
                                    ============================================
     Pro-forma net loss per
      share using US GAAP            $    (0.18)    $    (0.23)      $    (0.35)
                                    ============================================

                                                                          Page 5
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------


GENERAL AND ADMINISTRATIVE EXPENSES

                                         January 31,   January 31,   January 31,
                                                2000          1999          1998
--------------------------------------------------------------------------------

Advertising                               $  195,273   $  175,706    $   86,792
Bank charges and interest                      9,556       27,465        18,115
Consulting                                   148,798      242,030       277,005
Investor relations                             3,424        8,750       134,170
Office and general                           260,047       88,300       158,037
Professional fees                            149,244      108,407       116,877
Rent                                          49,391       92,357          -
Research and development                        -            -           54,260
Salaries and benefits                        347,814      271,916       113,107
Telephone and utilities                        7,909       16,985        34,937
Travel and promotion                          50,345       38,913        78,327
--------------------------------------------------------------------------------
                                          $1,221,801   $1,070,829    $1,071,627
================================================================================

                          CAPITAL ALLIANCE GROUP INC.

                      CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998




AUDITORS' REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LABONTE & CO.                                     1205 - 1095 West Pender Street
-----------------------                           Vancouver, BC Canada
CHARTERED ACCOUNTANTS                             V6E 2M6
-----------------------                           Telephone   (604) 682-2778
                                                  Facsimile   (604) 689-2778
                                                  Email  labonte@intergate.bc.ca




                                 AUDITORS' REPORT
--------------------------------------------------------------------------------


To the Directors of Capital Alliance Group Inc.

We have audited the consolidated balance sheets of Capital Alliance Group Inc. as at January 31, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for the years ended January 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended January 31, 2000, 1999 and 1998 in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.




                                                          /s/ LaBonte & Co.

                                                       CHARTERED ACCOUNTANTS






April 30, 2000
Vancouver, B.C.

                           CAPITAL ALLIANCE GROUP INC.

                           CONSOLIDATED BALANCE SHEETS

                                                 January 31,       January 31,
                                                        2000              2000
--------------------------------------------------------------------------------

                                     ASSETS

CURRENT
   Cash                                               $ 1,268,327   $   408,248
   Note receivable                                         23,995        52,789
   Prepaids and other                                     119,855        56,877
   Due from related parties (Note 5)                       30,536          -
--------------------------------------------------------------------------------
                                                        1,442,713       517,914
NOTE RECEIVABLE                                              -           23,996
DEFERRED SHARE OFFERING COSTS                              50,000       147,037
CAPITAL ASSETS (Note 3)                                   413,811       239,636
--------------------------------------------------------------------------------
                                                      $ 1,906,524   $   928,583
================================================================================


CURRENT
   Accounts payable and accrued liabilities           $   622,104   $   863,969
   Loans payable                                           41,000        41,000
   Unearned revenue                                       137,571        93,038
   Due to related parties (Note 5)                           -           24,881
--------------------------------------------------------------------------------
                                                          800,675     1,022,888
--------------------------------------------------------------------------------

NON-CONTROLLING INTERESTS                                 168,389       191,156
--------------------------------------------------------------------------------


SHARE CAPITAL (Note 4)                                  5,473,319     4,811,016
PRIVATE PLACEMENT SUBSCRIPTIONS (Note 4)                1,203,038          -
DEFICIT                                                (5,738,897)   (5,096,477)
--------------------------------------------------------------------------------
                                                          937,460      (285,461)
--------------------------------------------------------------------------------
                                                      $ 1,906,524   $   928,583
================================================================================


Approved on behalf of the Board:



/s/ Toby Chu                               /s/ Allen Chu
-----------------------------------------  -------------------------------------
Toby Chu - Director                        Allen Chu - Director



  The accompanying notes are an integral part of these consolidated financial statements

                            CAPITAL ALLIANCE GROUP INC.

                    CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                          Year ended    Year ended    Year ended
                                         January 31,   January 31,   January 31,
                                                2000          1999          1998
--------------------------------------------------------------------------------

EDUCATIONAL REVENUES                     $ 2,255,156  $ 1,463,594   $   709,441
DIRECT EDUCATIONAL COSTS                   1,134,107      888,604       445,891
--------------------------------------------------------------------------------
NET REVENUES                               1,121,049      574,990       263,550

OTHER INCOME                                 113,426      106,233        26,850
--------------------------------------------------------------------------------
                                           1,234,475      681,223       290,400
--------------------------------------------------------------------------------

EXPENSES
   Amortization                               99,565       59,596        52,027
   General and administrative -
     Schedule 1                            1,221,801    1,070,829     1,071,627
   SEG business development costs            407,094         -             -
--------------------------------------------------------------------------------
                                           1,728,460    1,130,425     1,123,654
--------------------------------------------------------------------------------

LOSS BEFORE THE FOLLOWING ITEMS:            (493,985)    (449,202)     (833,254)
GAIN RESULTING FROM ISSUANCE OF
  SHARES BY CIBT                                -          44,320       237,025
WRITE-OFF OF CIBT DEFERRED SHARE
  OFFERING COSTS                            (129,712)        -             -
WRITE-OFF OF CIBT LEASEHOLD
  IMPROVEMENTS                               (41,490)        -             -
NON-CONTROLLING INTERESTS                     22,767       33,991        28,758
--------------------------------------------------------------------------------

LOSS FROM CONTINUING OPERATIONS             (642,420)    (370,891)     (567,471)
--------------------------------------------------------------------------------

DISCONTINUED OPERATIONS (Note 6)
   Loss from discontinued operations            -        (620,840)     (269,675)
   Gain on sale of discontinued operations      -         374,854          -
--------------------------------------------------------------------------------

LOSS FROM DISCONTINUED OPERATIONS               -        (245,986)     (269,675)
--------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                       (642,420)    (616,877)     (837,146)

DEFICIT, BEGINNING OF YEAR                (5,096,477)  (4,479,600)   (3,642,454)
--------------------------------------------------------------------------------

DEFICIT, END OF YEAR                     $(5,738,897) $(5,096,477)  $(4,479,600)
================================================================================





EARNINGS (LOSS) PER SHARE
   Net loss before discontinued
      operations                         $     (0.11) $     (0.08)  $     (0.16)
   Net loss for the year                 $     (0.11) $     (0.14)  $     (0.23)
================================================================================



  The accompanying notes are an integral part of these consolidated financial statements

                            CAPITAL ALLIANCE GROUP INC.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          Year ended    Year ended    Year ended
                                         January 31,   January 31,   January 31,
                                                2000          1999          1998
--------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss for the year from
     continuing operations               $  (642,420) $  (370,891)  $  (567,471)
   Adjusted for items not involving
     cash:
   - amortization                             99,565       59,596        52,027
   - gain on issuance of shares by CIBT         -         (44,320)     (237,025)
   - write-off of CIBT deferred share
      offering costs                         129,712         -             -
   - write-off of CIBT leasehold
      improvements                            41,490         -             -
   - non-controlling interests               (22,767)     (33,991)      (28,758)
--------------------------------------------------------------------------------
                                            (394,420)    (389,606)     (781,227)
   Net changes in non-cash working
    capital items                           (260,310)     196,587       (97,275)
--------------------------------------------------------------------------------

   Cash used for continuing operations      (654,730)    (193,019)     (878,502)
   Discontinued operations                      -         563,460      (229,178)
--------------------------------------------------------------------------------

NET CASH (USED IN) FROM OPERATING
   ACTIVITIES                               (654,730)     370,441    (1,107,680)
--------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of capital assets,
    net of disposals                        (315,230)     (52,831)     (106,503)
   Deferred share offering costs             (32,675)    (147,037)         -
   Proceeds from note receivable              52,790         -             -
   Other assets                                 -          50,163       (33,028)
--------------------------------------------------------------------------------

NET CASH USED IN INVESTING ACTIVITIES       (295,115)    (149,705)     (139,531)
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of shares for cash               662,303      445,852       135,636
   Proceeds from private placement
     subscriptions                         1,203,038         -             -
   Issuance of special warrants for cash        -            -          672,855
   Advances from (to) related parties        (55,417)    (294,962)       22,346
   Other loans                                  -        (181,650)      162,650
   Issuance of shares to non-controlling
     interests                                  -          89,200       377,500
--------------------------------------------------------------------------------

NET CASH FROM FINANCING ACTIVITIES         1,809,924       58,440     1,370,987
--------------------------------------------------------------------------------

INCREASE IN CASH DURING THE YEAR             860,079      279,176       123,776

CASH, BEGINNING OF YEAR                      408,248      129,072         5,296
--------------------------------------------------------------------------------

CASH, END OF YEAR                        $ 1,268,327  $   408,248   $   129,072
================================================================================




  The accompanying notes are an integral part of these consolidated financial statements

                              CAPITAL ALLIANCE GROUP INC.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------


NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS
--------------------------------------------------------------------------------

The Company's primary business activity, through its ownership in CIBT Canadian Institute of Business and Technology Corp. ("CIBT"), is the operation of technical and career training schools in China under the tradenames CIBT Canadian Institute of Business & Technology and CIBT School of Business. CIBT filed a prospectus in 1999 for the sale of 600,000 common shares for net proceeds of approximately $335,000 and to obtain a listing on the CDNX. Due to poor market conditions, the financing was not completed. Management intends to seek a listing for CIBT on another stock exchange.

During 1999 the Company began development of an internet financial portal business through a newly formed Hong Kong subsidiary SE Global Equities Company Limited ("SEG"). Subsequent to January 31, 2000 SEG arranged a pre-IPO financing. To date US$2,147,245 has been raised and SEG is pursuing a public financing and listing of its shares for trading on the Growth Emerging Market ("GEM") in Hong Kong.

The Company has not yet attained profitable operations and significant additional costs will be incurred in the development of SEG. These consolidated financial statements are prepared on a going concern basis which implies the Company will continue to realize the carrying value of its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect any adjustments to the carrying value of assets or liabilities which would be necessary should the Company be unable to operate as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional capital and upon future profitable operations.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Basis of preparation
These financial statements are expressed in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in Canada. Except as indicated in Note 10, they also comply, in all material respects, with generally accepted accounting principles in the United States.

Principles of consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its subsidiaries, a 56% interest in CIBT, a 100% interest in SEG, a 100% interest in 483920 BC Ltd. ("Ano."), a 100% interest in Annova Financial Corporation, a 100% interest in 525381 BC Ltd. ("Excel Copiers") and a 53% interest in CPI Career Post (Internet Services) Inc. The businesses of Ano and Excel Copiers were sold in fiscal 1999. Refer to Note 6.

Capital assets
Capital assets are recorded at cost. Amortization is provided over the assets' estimated useful lives as follows: Leasehold improvements - straight-line over 5 years; Furniture and equipment - 20% declining balance; Computer equipment -
20% declining balance; Franchise fees - straight line over 5 years.

Foreign currency translation
The financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Earnings (loss) per share
Earnings (loss) per share has been calculated using the weighted monthly average number of shares outstanding during the respective fiscal periods.

                                                                          Page 2
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont'd)
-------------------------------------------------------

Deferred share offering costs
CIBT has deferred direct costs incurred in connection with the preparation and filing of a prospectus for the sale of common shares, including regulatory costs and professional fees, which were to be offset against the proceeds of a public financing. Due to poor market conditions CIBT did not complete its public financing and accordingly has written off the unrecoverable portion of these costs totalling $129,712 at January 31, 2000.

Revenue recognition
CIBT recognizes tuition fee revenue as follows: 25% of course fees are recognized as revenue upon student enrolment and the balance is recognized as courses are provided on the percentage of completion basis. Fees paid in advance of course offering are recorded as deferred revenue.

Financial instruments
The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company conducts business in Canada, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.
Actual results could differ from those estimates.

Comparative figures
Certain of the comparative figures have been restated to conform with the current year's presentation.


NOTE 3 - CAPITAL ASSETS
--------------------------------------------------------------------------------

                                             January 31, 2000   January 31, 1999
                                             -----------------------------------
Computer equipment                           $    219,226          $    107,094
Computer software                                    -                     -
Vehicles                                             -                     -
Franchise fees                                     95,000                95,000
Furniture and equipment                           159,858                78,020
Leasehold improvements                            144,618               127,085
                                             -----------------------------------
                                                  618,702               407,199
Less: accumulated amortization                    204,891               167,563
                                             -----------------------------------
                                             $    413,811          $    239,636
                                             ===================================

NOTE 4 - SHARE CAPITAL
--------------------------------------------------------------------------------

Authorized share capital consists of
  50,000,000 common shares without par value
                                                   Number           Value
                                             -----------------------------------
Issued and outstanding:

   Balance at January 31, 1998                  7,255,506          $  3,692,309
                                             -----------------------------------

                                                                          Page 3
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------


NOTE 4 - SHARE CAPITAL (cont'd)
--------------------------------------------------------------------------------

                                                   Number           Value
                                             -----------------------------------

Issued during the year:
   - for cash by exercise of stock
       options at $0.47 per share                  15,000          $      7,050
   - for private placement at $0.38
       per share                                  534,737               203,200
   - for private placement at $0.30
       per share                                  890,000               267,000
   - for exchange of special warrants           1,189,568               552,855
       Less subscriptions receivable                 -                  (31,398)
                                             -----------------------------------
                                                2,629,305               998,707
                                             -----------------------------------
                                                9,884,811             4,691,016
                                             ===================================

Consolidation of shares on a 1 for 2 basis     (4,942,405)                 -
                                             -----------------------------------

   Post consolidation balance                   4,942,406             4,691,016
   - for exchange of special warrants             125,000               120,000
                                             -----------------------------------

Balance at January 31, 1999                     5,067,406             4,811,016
   - subscriptions received                          -                   31,398
                                             -----------------------------------
                                                5,067,406             4,842,414
                                             -----------------------------------
Issued during the year:
   - for cash by exercise of warrants
       at $0.76 per share                          53,913                40,974
   - for private placement at $0.64
       per share, inclusive of 56,719
       finders' fee shares                        656,719               384,000
   - for private placement at $0.41
       per share                                  170,731                70,000
   - for cash by exercise of warrants
       at $0.60 per share                          83,334                50,000
   - for cash by exercise of warrants
       at $0.41 per share                          48,781                20,000
   - for cash by exercise of stock
       options at $0.56 per share                  12,000                 6,720
   - for cash by exercise of warrants
       at $0.90 per share                          65,790                59,211
                                             -----------------------------------

                                                1,091,268               630,905
                                             -----------------------------------

Balance at January 31, 2000                     6,158,674          $  5,473,319
                                             ===================================


Included in outstanding share capital are 901,786 shares held in escrow. These shares will be released for trading on the basis of one share for each $1.44 of cumulative profitable cash flows, subject to the direction and determination of regulatory authorities.

The Company has stock options outstanding to directors and employees providing the right to purchase up to 593,000 shares at prices ranging from $0.56 per share to $0.77 per share exercisable for periods ending from July 7, 2001 to January 12, 2005.

The Company has 165,441 share purchase warrants outstanding exercisable at a price of $1.36 per share on or before March 17, 2001; 361,667 share purchase warrants outstanding exercisable at a price of $0.70 per share on or before August 20, 2000; 147,666 share purchase warrants outstanding exercisable at a price of $0.90 on or before May 7, 2000; 600,000 share purchase warrants outstanding exercisable at a price of $0.64 per share on or before March 8, 2000 and $0.74 per share on or before March 8, 2001 and 121,950 share purchase warrants outstanding exercisable at a price of $0.41 per share on or before June 11, 2000 and $0.47 per share on or before June 11, 2001.

On November 27, 1998 the Company consolidated its share capital on a 1:2 basis with a subsequent increase in authorized share capital to 50,000,000 common shares.

                                                                          Page 4
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------


NOTE 4 - SHARE CAPITAL (cont'd)
--------------------------------------------------------------------------------

During fiscal 2000 the Company issued shares as follow:

a) 53,913 share purchase warrants were exercised at a price of $0.76 per share; 83,334 share purchase warrants were exercised at a price of $0.60 per share; 48,781 share purchase warrants were exercised at a price of $0.41 per share and 65,790 share purchase warrants were exercised at a price of $0.90 per share, for total proceeds to the Company of $170,185.

b) The Company completed a non-brokered private placement of 600,000 units at $0.64 per unit for net proceeds of $384,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.64 per share for the first year and $0.74 per share for the second year. In addition, 56,719 shares were issued as a finder's fee for this private placement.

c) The Company completed a non-brokered private placement of 170,731 units at $0.41 per unit for net proceeds of $70,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.41 per share for the first year and $0.47 per share for the second year.

d) 12,000 stock options were exercised at a price of $0.56 per share, for net proceeds to the Company of $6,720.

e) The Company arranged a non-brokered private placement of 2,945,251 special warrants at $0.56 per special warrant. Each special warrant is convertible, at no additional cost, into a unit consisting of one common share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.56 per share for the first year and $0.64 per share for the second year. In addition, finders' fees of 122,393 special warrants (exercisable into common shares only) are to be paid in connection with this private placement. As of January 31, 2000, the Company has received subscriptions for $1,203,038 in connection with this private placement.

Refer to Note 8.


NOTE 5 - RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

At January 31, 1999, $11,016 was owing to officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company for funds advanced for working capital requirements of the Company. During fiscal 2000 the Company made repayments, net of additional advances of $1,457 leaving $9,559 owing at January 31, 2000. These amounts are unsecured and have no specific terms of repayment and during the year no interest (1999 - $21,382) was paid on these amounts.

At January 31, 1999 $31,666 was owing to two former shareholders of Excel copiers (Refer to Note 6). During fiscal 2000 the Company repaid all of these amounts.

At January 31, 1999 $ 17,801 was due from other affiliated companies and other related parties. As a result of advances made by the Company in the year, $40,095 is due to the Company at January 31, 2000.

During fiscal 2000, the Company paid $171,200 (1999 - $164,000 and 1998 -
$162,600) for consulting fees and SEG business development costs to certain officers and directors and their private companies.

                                                                          Page 5
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

NOTE 6 - DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------

Excel Copiers

By agreement dated October 9, 1998 and amended April 19, 1999, the Company sold its copier business including certain accounts receivable, inventory and capital assets of Excel Copiers for proceeds of $81,785. In advance of this transaction, the Company acquired the additional 40% of the outstanding shares of Excel Copiers and settled certain amounts due to the previous shareholders. As a result of this transaction and the debt settlements related to it, the Company realized a gain on sale of assets of $26 and had a note receivable of $76,785 for the balance of the proceeds. The results of 1999 and 1998 operations have been reported as discontinued operations. The net assets, liabilities and revenues are summarized below.


                                                     1999               1998
                                             -----------------------------------

Current assets                               $     18,770          $    276,242
Capital assets                                       -                   33,057
                                             -----------------------------------

Total assets                                       18,770               309,299
                                             -----------------------------------

Current liabilities                              (152,746)             (261,920)
                                             -----------------------------------

Net assets (liabilities) of discontinued
  operations                                 $   (133,976)         $     47,379
                                             ===================================

Revenue                                      $    589,579          $    373,903
                                             ===================================

Ano

By agreement dated July 27,1998, the Company sold its computer business including certain accounts receivable, inventory, capital assets and goodwill of Ano for proceeds of $536,231. In advance of this transaction, the Company acquired the additional 30% of the outstanding shares of Ano for $40,000. As a result of these transactions, the Company realized a gain on sale of assets of $374,828. The results of 1999 and 1998 operations have been reported as discontinued operations. The net assets, liabilities and revenues are summarized below.

                                                     1999               1998
                                             -----------------------------------

Current assets                               $     10,511          $    672,041
Capital assets                                     15,560                95,946
                                             -----------------------------------

Total assets                                       26,071               767,987
                                             -----------------------------------

Current liabilities                              (249,882)             (533,359)
                                             -----------------------------------

Net assets (liabilities) of
  discontinued operations                    $   (223,811)         $    234,628
                                             ===================================

Revenue                                      $  1,426,638          $  4,298,659
                                             ===================================

                                                                          Page 6
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

NOTE 7 - SEGMENTED INFORMATION
--------------------------------------------------------------------------------

The Company's primary industry and geographic segment is in China where CIBT operates technical and career training schools. In addition, the Company is currently undertaking SEG business development in Hong Kong. The Company's operations in Canada are primarily corporate in nature.

Industry and Geographic Segments

                           2000                                  1999                                     1998
           ------------------------------------------------------------------------------------------------------------------------
                       SEG                                    SEG                                   SEG
            Technical  Business   Corporate         Technical Business Corporate        Technical   Business
            Training   Devel-     and               Training  Devel-   and              Training    Devel-    Corporate
            Schools    opment     other    Consol-  Schools   opment   other   Consol-  Schools     opment    and other  Consol-
            (China)   (Hong Kong) (Canada) idated   (China) (Hong Kong)(Canada) -dated  (China)    (Hong Kong)(Canada)   idated
           ------------------------------------------------------------------------------------------------------------------------
Revenues
Educational
revenue     $2,255,156 $    -    $    -    $2,255,156 $1,463,594 $  -  $    -    $1,463,594 $  709,441 $   - $    -     $  709,441
Other
income            -         -      173,426    173,426       -       -    136,233    136,233       -        -    26,850      26,850
Inter-
segment           -         -      (60,000)   (60,000)      -       -    (30,000)   (30,000)      -        -      -           -
           ------------------------------------------------------------------------------------------------------------------------
            $2,255,156 $    -    $ 113,426 $2,368,582 $1,463,594 $  -  $ 106,233 $1,569,827 $  709,441 $   - $  26,850  $  736,291
           ------------------------------------------------------------------------------------------------------------------------

Operating
income
(loss)
Before
the
following:  $  216,924 $(407,094)$(204,250)$ (394,420)$   (4,118)$  -  $(385,488)$ (389,606)$  (20,399)$  - $ (760,828) $ (781,227)
Amortization   (97,465)     -       (2,100)   (99,565)   (58,632)   -       (964)   (59,596)   (52,027)   -       -        (52,027)
Gain from
issuance
of Shares
by CIBT           -         -         -          -          -       -     44,320     44,320       -       -    237,025     237,025
Write-off
of CIBT
deferred
Share
offering
costs         (129,712)     -         -       (129,712)     -       -       -          -          -       -       -           -
Write-off
of CIBT
leasehold
Improvements   (41,490)     -         -        (41,490)     -       -       -          -          -       -       -           -
Non-
controlling
interest          -         -       22,767      22,767      -       -     33,991     33,991       -       -     28,758      28,758
           ------------------------------------------------------------------------------------------------------------------------
Net loss
from
continuing
operations  $  (51,743)$(407,094)$(183,583)$ (642,420)$  (62,750)$  -  $(308,141)$ (370,891)$  (72,426)$  - $  (495,045)$ (567,471)
           ========================================================================================================================

Identifiable
assets      $  991,368 $ 260,298 $ 574,322 $1,825,988 $  699,179 $  -  $  82,367 $  781,546 $  335,677 $  - $ 1,007,712 $1,343,389
           ========================================================================================================================

Capital
expenditures$  329,710 $    -    $   3,132 $  332,842 $   46,007 $  -  $   6,824 $   52,831 $   43,447 $  - $    63,056$   106,503
           ========================================================================================================================

                                                                          Page 7
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

NOTE 8 - SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

1. A total of 715,000 stock options were granted to certain directors, officers and employees of the Company at exercise prices ranging from $1.65 per share to $3.57 per share expiring between February 16, 2005 and March 31, 2005.

2. A total of 125,000 stock options were exercised at a price of $0.56 per share for proceeds to the Company of $70,000.

3. A total of 951,284 share purchase warrants were exercised for total proceeds to the Company of $684,067. Share purchase warrants were exercised as follows: 121,950 shares at $0.41 per share; 81,667 shares at $0.70 per share; 600,000 shares at $0.74 per share and 147,667 shares at $0.90 per share.

4. The Company completed a non-brokered private placement of 400,000 special warrants at $1.20 per special warrant for proceeds of $480,000. Each special warrant is convertible, at no additional cost, into a unit consisting of one common share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $1.20 per share for the first year and $1.40 per share for the second year. In addition, finders' fees of 36,250 special warrants (exercisable into common shares only) are payable in connection with this private placement.

5. The Company arranged a non-brokered private placement of 2,133,333 special warrants at US$0.75 per special warrant. Each special warrant is convertible, at no additional cost, into a unit consisting of one common share and one half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional share of the Company at a price of US$0.75 per share for a period of one year. In addition, finders' fees of $107,610 and 147,793 special warrants (exercisable into common shares only) are payable in connection with this private placement.


NOTE 9 - UNCERTAINTY DUE TO THE YEAR 2000 ISSUE
--------------------------------------------------------------------------------

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 issue that may affect the Company, including those related to customers, suppliers, or other third parties, have been fully resolved.


NOTE 10 - UNITED STATES ACCOUNTING PRINCIPLES
--------------------------------------------------------------------------------

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States ("US GAAP").

a)   Reconciliation of Canadian GAAP to US GAAP - Net Income (Loss)

                                         2000          1999           1998
                                    --------------------------------------------
     Net income (loss) using
      Canadian GAAP                $ (642,420)      $ (616,877)      $ (837,146)
     Add (deduct) adjustments
      for:
        Stock-based compensation
          (1)                        (137,986)        (102,925)         (83,344)
        Unrealized foreign
          exchange gains
          and losses (2)                7,871              606           (1,509)
                                    --------------------------------------------
        Net loss using US GAAP       (772,535)        (719,196)        (921,999)

        Unrealized foreign
          exchange gains
          and losses (2)               (7,871)            (606)           1,509

        Comprehensive loss
          using US GAAP            $ (780,406)      $ (719,802)      $ (920,490)
                                    ============================================

        Net loss per share
          using US GAAP            $    (0.16)      $    (0.21)      $    (0.34)
                                    ============================================

        Comprehensive loss
          per share using
          US GAAP                  $      (0.16)    $    (0.21)      $    (0.34)
                                    ============================================

                                                                          Page 8
CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

NOTE 10 - UNITED STATES ACCOUNTING PRINCIPLES (cont'd)
------------------------------------------------------

Reconciliation of Canadian GAAP to US GAAP - Balance sheet

There is no impact on the consolidated balance sheets of the Company as a result of the differences between Canadian GAAP and US GAAP as described below.

The following are the areas of difference between Canadian GAAP and US GAAP and their impact on the consolidated financial statements of the Company:

(1)   Stock-based compensation
      Under Canadian GAAP, no compensation expense is recorded in connection with the granting of stock options. Using US GAAP, a compensation expense is recorded in the period in connection with stock options granted to non-employees pursuant to SFAS No. 123 (See below).

(2)   Unrealized foreign exchange gains and losses
      Under Canadian GAAP, unrealized foreign exchange gains and losses arising from foreign currency translations are included in the determination of net income for the year. Using US GAAP, these amounts are excluded from the determination of net income for the year and included in the determination of comprehensive income for the year.

(3)   Weighted average number of shares outstanding
      Under Canadian GAAP, shares held in escrow are included in the determination of weighted average number of shares outstanding. In making this determination using US GAAP, the shares held in escrow are excluded. The weighted average number of shares outstanding in accordance with US GAAP is as follows:

                                         2000          1999           1998
                                    --------------------------------------------

       Weighted average number
        of shares outstanding
        using Canadian GAAP           5,814,174      4,367,819        3,585,825

       Less: shares held in
        escrow                         (901,786)      (901,786)        (901,786)
                                    --------------------------------------------

       Weighted average number
        of shares outstanding
        using US GAAP                 4,912,388      3,466,033        2,684,039
                                    ============================================

b)   Statements of cash flows

     Under US GAAP, the effect of exchange rate changes on cash, which result from foreign currency translations, is shown on a separate line in the statement of cash flows. Under Canadian GAAP, this amount is not disclosed separately as it is used in the determination of net income for the year.

c)   Stock-based compensation

     Under US GAAP, the Company accounts for stock-based compensation in respect to stock options granted to employees (and officers) using the intrinsic value based method in accordance with APB 25. Stock options granted to non-employees are accounted for using the fair value method in accordance with SFAS No. 123. In addition, with respect to stock options granted to employees, the following pro-forma information is provided as required by SFAS No. 123 showing the results of applying the fair value method using the Black-Scholes option pricing model assuming a dividend yield of 0%, a risk-free interest rate of 5%, an expected life of five years and an expected volatility of 119%.

                                         2000          1999           1998
                                    --------------------------------------------
     Net loss using US GAAP          $ (772,535)    $ (719,196)      $ (921,999)

     Pro-forma stock-based
      compensation                      (96,398)       (68,616)         (17,573)
                                    --------------------------------------------

     Pro-forma net loss using
      US GAAP                        $ (868,933)    $ (787,812)      $ (939,572)
                                    ============================================
     Pro-forma net loss per
      share using US GAAP            $    (0.18)    $    (0.23)      $    (0.35)
                                    ============================================

CAPITAL ALLIANCE GROUP INC.
SCHEDULE 1
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------


GENERAL AND ADMINISTRATIVE EXPENSES

                                         January 31,   January 31,   January 31,
                                                2000          1999          1998
--------------------------------------------------------------------------------

Advertising                               $  195,273   $  175,706    $   86,792
Bank charges and interest                      9,556       27,465        18,115
Consulting                                   148,798      242,030       277,005
Investor relations                             3,424        8,750       134,170
Office and general                           260,047       88,300       158,037
Professional fees                            149,244      108,407       116,877
Rent                                          49,391       92,357          -
Research and development                        -            -           54,260
Salaries and benefits                        347,814      271,916       113,107
Telephone and utilities                        7,909       16,985        34,937
Travel and promotion                          50,345       38,913        78,327
--------------------------------------------------------------------------------
                                          $1,221,801   $1,070,829    $1,071,627
================================================================================

                          CAPITAL ALLIANCE GROUP INC.

                  INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               APRIL 30, 2000

                                 (UNAUDITED)







INTERIM CONSOLIDATED BALANCE SHEET

INTERIM CONSOLIDATED STATEMENT OF INCOME (LOSS)

INTERIM CONSOLIDATED STATEMENT OF RETAINED EARNINGS (DEFICIT)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES AND SCHEDULES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL ALLIANCE GROUP INC.
INTERIM CONSOLIDATED BALANCE SHEET
AS AT APRIL 30, 2000 AND APRIL 30, 1999

(UNAUDITED)


                                                          2000         1999
                                                          ----         ----
ASSETS
Current
   Cash                                                $5,740,228    $  485,837
   Short-term investments                               1,475,000          -
   Accounts receivable                                       -           67,500
   Note receivable                                          9,598        76,785
   Due from related parties                                44,487          -
   Prepaid expenses                                        54,543        40,589
                                                        ---------     ---------
                                                        7,323,856       670,711

Capital assets                                            523,108       231,252

Deferred share offering costs                              50,000       150,308

Other assets                                               14,587        49,666
                                                        ---------     ---------

                                                       $7,911,551    $1,101,937
                                                        =========     =========

LIABILITIES

Current
   Accounts payable                                    $  558,121    $  706,037
   Loan payable                                            19,700        21,145
   Unearned revenue                                       102,056        46,978
                                                        ---------     ---------
                                                          679,877       774,160
                                                        ---------     ---------

NON-CONTROLLING INTERESTS                                 185,877       183,211
                                                        ---------     ---------

SHAREHOLDERS' EQUITY

Share capital                                           6,227,385     5,303,688

Special warrants                                        4,341,731          -

Private placement subscriptions                         2,912,898          -

Retained earnings (deficit)                            (6,436,217)   (5,159,122)
                                                        ---------     ---------

                                                        7,045,797       144,566
                                                        ---------     ---------

                                                       $7,911,551    $1,101,937
                                                        =========     =========

Approved on behalf of the Board:

/s/ Toby Chu - Director               /s/ Allen Chu - Director

CAPITAL ALLIANCE GROUP INC.
INTERIM CONSOLIDATED STATEMENT OF INCOME (LOSS)
FOR THE THREE MONTHS ENDED APRIL 30, 2000 AND APRIL 30, 1999

(UNAUDITED)


                                                          2000         1999
                                                          ----         ----

Educational revenues                                   $  591,076    $  411,129

Direct educational costs                                  222,605       251,108
                                                        ---------     ---------

Net revenues                                              368,471       160,021
                                                        ---------     ---------

Other income                                                8,667       116,807
                                                        ---------     ---------

Expenses
   General and administrative                             361,252       324,815
   Business development costs                             681,340          -
   Investor relations and shareholder communications        7,500          -
   Amortization                                            24,366        14,658
                                                        ---------     ---------

                                                        1,074,458       339,473
                                                        ---------     ---------


Net income (loss) for the period                       $ (697,320)   $  (62,645)
                                                        =========     =========



Earnings (loss) per share                              $    (0.10)   $    (0.01)
                                                        =========     =========

CAPITAL ALLIANCE GROUP INC.
INTERIM CONSOLIDATED STATEMENT OF RETAINED EARNINGS (DEFICIT)
FOR THE THREE MONTHS ENDED APRIL 30, 2000 AND APRIL 30, 1999

(UNAUDITED)



                                                          2000         1999
                                                          ----         ----

Retained earnings (deficit), beginning of period      $(5,738,897)  $(5,096,477)

Net income (loss) for the period                         (697,320)      (62,645)
                                                        ---------     ---------

Retained earnings (deficit), end of period            $(6,436,217)  $(5,159,122)
                                                        =========     =========

CAPITAL ALLIANCE GROUP INC.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED APRIL 30, 2000 AND APRIL 30, 1999

(UNAUDITED)

CASH PROVIDED BY (USED FOR)                               2000         1999
                                                          ----         ----

Operating activities
   Net income (loss) for the period                    $ (697,320)   $  (62,645)
   Items not involving cash:
       Amortization of capital assets                      24,366        14,658
   Changes in non-cash working capital accounts           (55,040)     (299,940)
                                                        ---------     ---------
                                                         (727,994)     (347,927)
                                                        ---------     ---------

Investing activities
   Capital assets                                        (133,663)       (6,274)
   Deferred share offering costs                             -           (3,271)
   Other assets                                           (14,587)      (49,666)
                                                        ---------     ---------
                                                         (148,250)      (59,211)
                                                        ---------     ---------

Financing activities
   Non-controlling interests                               17,488        (7,945)
   Share capital                                          754,066       492,672
   Special warrants                                     4,341,731          -
   Private placement subscriptions                      1,709,860          -
                                                        ---------     ---------
                                                        6,823,145       484,727
                                                        ---------     ---------

Increase (decrease) in cash                             5,946,901        77,589

Cash, beginning of period                               1,268,327       408,248
                                                        ---------     ---------

Cash, end of period                                    $7,215,228    $  485,837
                                                        =========     =========

Cash is comprised of:

   Cash                                                $5,740,228    $  485,837

   Short-term investments                               1,475,000          -
                                                        ---------     ---------

                                                       $7,215,228    $  485,837
                                                        =========     =========

CAPITAL ALLIANCE GROUP INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2000 AND APRIL 30, 1999

(UNAUDITED)


1.   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These interim consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2000 and 1999 and the results of its operations and its cash flows for the three months ended April 30, 2000 and 1999 in accordance with generally accepted accounting principles in Canada applied on a consistent basis.


2.   NATURE OF OPERATIONS

     The Company's primary business activity, through its ownership in CIBT, is the operation of technical and career training schools in China under the tradenames CIBT Canadian Institute of Business & Technology and CIBT School of Business. During 1999, the Company began development of an Internet financial portal business, through SEG a newly formed Hong Kong subsidiary, with the Internet web site address of www.stockexchangeglobal.com or www.seglobal.com.


3.   SIGNIFICANT ACCOUNTING POLICIES

    (a) Principles of consolidation
        These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its subsidiaries, a 56% interest in CIBT Canadian Institute of Business & Technology Corp. ("CIBT"), a 100% interest in SE Global Equities Company Limited ("SEG"), a 100% interest in Annova Financial Corp. ("Annova Financial"), a 53% interest in Career Post (Internet Services) Inc. ("CPI"), a 100% interest in 483920 B.C. Ltd. ("ANO"), and a 100% interest in 525381
        B.C. Ltd. ("Excel"). The businesses of ANO and Excel were sold in fiscal 1999.

    (b) Capital assets and amortization
        Capital assets are recorded at cost. Amortization is provided over the assets' estimated useful lives as follows:
        Leasehold improvements     Straight-line over 5 years
        Furniture and equipment    20% declining balance
        Computer equipment         20% declining balance
        Franchise fees             Straight-line over 5 years

    (c) Deferred share offering costs
        CIBT is planning a public financing and listing on a stock exchange. CIBT has deferred direct costs incurred in connection with the preparation and filing of a prospectus for the sale of common shares, including regulatory costs and professional fees. The deferred costs will be offset against the proceeds of the public financing.

    (d) Revenue recognition
        The Company recognizes revenue from CIBT's technical and career training schools as follows: 25% of course fees are recognized as revenue upon student enrolment and the balance is recognized as courses are provided on the percentage of completion basis. Fees paid in advance of course offering are recorded as deferred revenue.

    (e) Foreign currency translation
        The financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the period. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

CAPITAL ALLIANCE GROUP INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2000 AND APRIL 30, 1999

(UNAUDITED)


3.   SIGNIFICANT ACCOUNTING POLICIES (continued)

    (f) Earnings (loss) per share
        Earnings (loss) per share is calculated based on the weighted average number of shares issued and outstanding during the respective periods.

    (g) Financial instruments
        The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company operates in Canada and China giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

    (h) Use of estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.


4.   RELATED PARTY TRANSACTIONS

     During the three months ended April 30, 2000, the Company incurred a total of $27,000 in remuneration to officers and companies controlled by directors of the Company.


5.   PRESENTATION AND RECLASSIFICATION

     Certain of the comparative figures have been reclassified and restated to conform with the current period's presentation.

CAPITAL ALLIANCE GROUP INC.
SCHEDULE OF SHARE CAPITAL
FOR THE THREE MONTHS ENDED APRIL 30, 2000

(UNAUDITED)


SHARE CAPITAL


Authorized - 50,000,000 common shares without par value


Issued and fully paid                                    Shares        Amount
                                                         ------        ------

   Balance as at January 31, 2000                       6,158,674    $5,473,319

   Exercise of options (1)                                125,000        70,000

   Exercise of warrants (2)                               951,283       684,066
                                                        ---------     ---------

   Balance as at April 30, 2000                         7,234,957    $6,227,385
                                                        =========     =========



(1)  A total of 125,000 stock options were exercised as follows:
     -   February 2, 2000:     95,000 shares at $0.56 per share
     -   April 27, 2000:       30,000 shares at $0.56 per share

(2)  A total of 951,283 share purchase warrants were exercised as follows:
     -   February 7, 2000:     16,667 shares at $0.70 per share
     -   February 11, 2000:    15,000 shares at $0.70 per share
     -   February 14, 2000:    60,000 shares at $0.74 per share
     -   February 16, 2000:    60,975 shares at $0.41 per share
     -   February 25, 2000:   240,000 shares at $0.74 per share
     -   March 9, 2000:        13,158 shares at $0.90 per share
     -   March 9, 2000:        60,975 shares at $0.41 per share
     -   March 16, 2000:      134,508 shares at $0.90 per share
     -   March 23, 2000:       50,000 shares at $0.70 per share
     -   March 27, 2000:      300,000 shares at $0.74 per share


Escrow Shares

A total of 901,786 common shares (included in the 7,234,957 total issued and outstanding) are held in escrow as performance shares. The earn-out price for the performance shares is $1.44 per share. Shares not earned-out from escrow within 10 years are subject to automatic cancellation.

CAPITAL ALLIANCE GROUP INC.
SCHEDULE OF DIRECT EDUCATIONAL COSTS
FOR THE THREE MONTHS ENDED APRIL 30, 2000 AND APRIL 30, 1999

(UNAUDITED)


DIRECT EDUCATIONAL COSTS



                                                          2000         1999
                                                          ----         ----

Payments to City University - MBA programs             $  148,207    $  170,753
Payments to teachers and instructors                       74,398        80,355
                                                        ---------     ---------
                                                       $  222,605    $  251,108
                                                        =========     =========

CAPITAL ALLIANCE GROUP INC.
SCHEDULE OF BUSINESS DEVELOPMENT COSTS
FOR THE THREE MONTHS ENDED APRIL 30, 2000 AND APRIL 30, 1999

(UNAUDITED)


BUSINESS DEVELOPMENT COSTS



                                                          2000         1999
                                                          ----         ----

Consulting fees                                        $  183,244    $     -
Web site development                                      388,562          -
Travel and promotion                                       94,333          -
Professional fees                                          15,201          -
                                                        ---------     ---------
                                                       $  681,340    $     -
                                                        =========     =========

CAPITAL ALLIANCE GROUP INC.
SCHEDULE OF DEFERRED SHARE OFFERING COSTS
FOR THE THREE MONTHS ENDED APRIL 30, 2000 AND APRIL 30, 1999

(UNAUDITED)


DEFERRED SHARE OFFERING COSTS


                                                          2000         1999
                                                          ----         ----

Technical report fees                                  $     -       $    7,795
Audit fees                                                 25,000        30,000
Legal fees                                                 25,000        77,102
Regulatory fees                                              -            2,140
Sponsorship fees                                             -           30,000
Printing fees                                                -            3,271
                                                        ---------     ---------
                                                       $   50,000    $  150,308
                                                        =========     =========

CAPITAL ALLIANCE GROUP INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE THREE MONTHS ENDED APRIL 30, 2000 AND APRIL 30, 1999

(UNAUDITED)


GENERAL AND ADMINISTRATIVE EXPENSES


                                                          2000         1999
                                                          ----         ----

Accounting and legal                                   $    7,070    $    1,165
Advertising and marketing                                 116,147        56,563
Bank charges and interest                                   2,038         4,517
Consulting                                                 30,689        40,829
Equipment rental                                            3,277        12,396
Finder fee                                                   -           36,300
Office and sundry                                          50,561        41,112
Rent                                                       15,837        31,088
Salaries and benefits                                     129,014        89,931
Telephone and utilities                                     6,619         9,039
Travel                                                       -            1,875
                                                        ---------     ---------
                                                       $  361,252    $  324,815
                                                        =========     =========

                                     SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


CAPITAL ALLIANCE GROUP INC.

By:

        /s/Tim Leong
-------------------------------------
Tim Leong
Chief Financial Officer and Director
Dated:     September 15, 2000
Vancouver, British Columbia, Canada

                          CAPITAL ALLIANCE GROUP INC.
                       REGISTRATION STATEMENT ON FORM 20-F
                                INDEX TO EXHIBITS
--------------------------------------------------------------------------------

Exhibit Number     Name of Exhibit
--------------     ---------------
     1-1           Certificate of Change of Name of the Registrant dated
                   November 27, 1998;

     1-2 Altered Memorandum of the Registrant approved by the British Columbia Registrar of Companies on November 27, 1998; and

     1-3           Articles of Incorporation of the Registrant.

     2             (See Exhibit 1-3 above)

     3-1           Form of Stock Option Agreement;

     3-2           Stock Option Plan;

     3-3           SEG's form of Application Services and Co-Marketing
                   Agreement;

     3-4 Master Franchise Agreement dated February 28, 1995, as amended October 29, 1998;

     3-5           Beijing Agreement dated April 8, 1995, as amended July 14,
                   1999;

     3-6 BHTS Letter of Intent dated March 12, 1996, between the Registrant and BHTS;

     3-7           Agreement of Understanding dated June 1, 1998;

     3-8           Cooperation Agreement, dated September 7, 1998;

     3-9           Asset Purchase Agreement, dated October 9, 1998;

     3-10 Sponsorship Agreement entered into by SEG with Tai Fook Capital Limited dated February 29, 2000; and

     3-11 Sponsorship Agreements entered into by SEG with ICEA Capital Limited dated March 9, 2000.

Exhibit 1-1
[GRAPHIC OMITTED]                                                 NUMBER: 317518
BRITISH
COLUMBIA


                                     CERTIFICATE
                                         OF
                                   CHANGE OF NAME

                                     COMPANY ACT



                                 I Hereby Certify that



                                ANNOVA BUSINESS GROUP INC.



                            has this day changed its name to


                               CAPITAL ALLIANCE GROUP INC.

c/s
                            Issued under my hand at Victoria, British Columbia
                                          on November 27, 1998

                                              /s/ JOHN S. POWELL

                                            JOHN S. POWELL
                                       Registrar of.Companies
                                   PROVINCE OF BRITISH COLUMBIA
                                                CANADA

Exhibit 1-2

SCHEDULE "A" ATTACHED TO AND FORMING PART OF A SPECIAL RESOLUTION OF ANNOVA BUSINESS GROUP INC. PASSED ON THE 30TH DAY OF OCTOBER, 1998.

================================================================================







                                  COMPANY ACT
                                  -----------


                               ALTERED MEMORANDUM


1     The name of the Company is CAPITAL ALLIANCE GROUP INC.

2. The authorized capital of the Company consists of 50,000,000 common shares without par value.

Exhibit 1-3

                                 ARTICLES

                                  - of -

                     ANNOVA INTERNATIONAL HOLDINGS CORP.

                             TABLE OF CONTENTS
                             -----------------

Part                                                                       Page
----                                                                       ----
1.     Interpretation                                                         1
2.     Shares and Share Certificates                                          2
3.     Issue of Shares                                                        4
4.     Share Registers                                                        5
5.     Transfer of Shares                                                     5
6.     Transmission of Shares                                                 7
7.     Alteration of Capital                                                  7
8.     Purchase and Redemption of Shares                                      9
9.     Borrowing Powers                                                      10
10.    General Meetings                                                      11
11.    Proceedings at General Meetings                                       13
12.    Votes of Members                                                      15
13.    Directors                                                             18
14.    Election and Removal of Directors                                     19
15.    Powers and Duties of Directors                                        21
16.    Disclosure of Interest of Directors                                   21
17.    Proceedings of Directors                                              23
18.    Executive and Other Committees                                        25
19.    Officers                                                              26
20.    Indemnity and Protection of Directors,
       Officers and Employees                                                27
21.    Dividends and Reserve                                                 28
22.    Record Dates                                                          30
23.    Documents, Records and Financial Statements                           30
24.    Notices                                                               31
25.    Seal                                                                  32
26.    Prohibitions                                                          33

                                   COMPANY ACT
                                    ARTICLES

                      ANNOVA INTERNATIONAL HOLDINGS CORP.

                                     PART 1

                                INTERPRETATION
                                --------------

1.1     In these Articles, unless the context otherwise requires:

    (a) "Company Act" means the Company Act of the Province of British Columbia from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

    (b) "designated security" means a security of the Company that is not a debt security and that:

    (i) carries a voting right in all circumstances or under some circumstances that have occurred and are continuing, or

    (ii) carries a residual right to participate in the earnings of the Company or, upon the liquidation or winding up of the Company, in its assets;

    (c) "Directors", "Board of Directors" or "Board" means the Directors or, if the Company has only one Director, the Director of the Company for the time being;

    (d)  "month" means calendar month;

    (e) *registered address" of a Director means the address of the Director recorded in the register of directors;

    (f) "registered address" of a member means the address of the member recorded in the register of members;

    (g) "registered owner" or "registered holder" when used with respect to a share in the capital of the Company means the person registered in the register of members in respect of such share;

    (h)  "regulations" means the regulations made pursuant to the Company Act;

    (i)  "seal" means the common seal of the Company, if the Company has one.

1.2 Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

1.3 Words importing the singular include the plural and vice versa, words importing male persons include female persons and words importing persons shall include corporations.

1.4 The meaning of any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.5 The rules of construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

1.6 The provisions contained in Table A in the First Schedule to the Company Act shall not apply to the Company.

                                    PART 2

                         SHARES AND SHARE CERTIFICATES
                         -----------------------------

2.1 Every share certificate issued by the Company shall be in such form as the Directors may approve from time to time and shall contain such statements as are required by, and shall otherwise comply with, the Company Act.

2.2 Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him except that, in respect of a share or shares held jointly by several members, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all. The Company shall not be bound to issue certificates representing redeemable' shares if such shares are to be redeemed within one month of the date on which they were allotted.

2.3 Any share certificate may be sent by registered mail to the member entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member resulting from the loss or theft of any such share certificate so sent.

2.4     If a share certificate:

    (a) is worn out or defaced, the Directors may, upon production to the Company of the certificate and upon such other terms, if any, as they may think fit, order the certificate to be cancelled and issue a new certificate in lieu thereof;

    (b) is lost, stolen or destroyed, the Directors may, upon proof thereof to their satisfaction and upon such indemnity, if any, being given as they consider adequate, issue a new share certificate in lieu thereof to the person entitled to such lost, stolen or destroyed certificate; or

    (c) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Directors shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

2.5 If a member owns shares of a class or series represented by more than one share certificate and surrenders the certificates to the Company with a written request that the Company issue in his name one certificate representing in the aggregate the same number of shares as the certificates so surrendered, the Directors shall cancel the certificates so surrendered and issue in lieu thereof a certificate in accordance with such request.

2.6 The Directors may from time to time determine the amount of a charge, not exceeding an amount prescribed by the regulations or the Company Act, to be imposed for each certificate issued pursuant to Articles 2.4 and 2.5.

2.7 Every share certificate shall be signed manually by at least one officer or Director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of the certificate.

2.8 Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except as provided by law, statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

                                     PART 3

                                 ISSUE OF SHARES
                                 ---------------

3.1 Except as provided in the Company Act, the Memorandum of the Company and these Articles, and subject to any direction to the contrary contained in a resolution of the members authorizing any increase or alteration of capital, the shares of the Company shall be under the control of the Directors who may, subject to the rights of the holders of issued shares of the Company, allot and issue, or grant options in respect of shares authorized but not issued or issued and redeemed or purchased, at such times and to such persons, including Directors, and in such manner and upon such terms and conditions, and at such price or for such consideration, as the Directors in their absolute discretion may determine.

3.2 If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the Company Act before allotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the Company Act.

3.3 Subject to the provisions of the Company-Act, the Company may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for its shares, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, but if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25% of the amount of the subscription price of such shares.

3.4 No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. A document evidencing indebtedness of the allottee is not property for the purpose of this Article. The value of property or services for the purpose of this Article shall be the value determined by the Directors by resolution to be, in all the circumstances of the transaction, no greater than the fair market value thereof. The full consideration received for a share issued by way of dividend shall be the amount determined by the Directors to be the amount of the dividend.

                                     PART 4

                                 SHARE REGISTERS
                                 ---------------

4.1 The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors may appoint a trust company to keep the aforesaid registers or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the registers for each class of shares. The Directors may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2 Unless prohibited by the Company Act, the Company may keep or cause to be kept within the Province one or more branch registers of members and may, if the Company is, or becomes, a reporting company, cause to be kept outside the Province one or more branch register of members.

4.3     The Company shall not at any time close its register of members.

                                     PART 5

                                TRANSFER OF SHARES
                                ------------------

5.1 Subject to the provisions of the Memorandum of the Company and these Articles and to restrictions on transfer, if any, contained in these Articles, any member may transfer any of his shares by instrument of transfer executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. If the Directors so require, each instrument of transfer shall be in respect of only one class of shares. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2 The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, officers and agents to register in the name of the transferee as named in the instrument of transfer the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, officers and agents to register, in the name of the person on whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3 The Company and its Directors, officers and transfer agent or agents shall not be bound to enquire into the title of the person named in the form of transfer as transferee or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered, or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4 Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors, the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5 There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

                                     PART 6

                             TRANSMISSION OF SHARES
                             ----------------------

6.1 In the case of the death of a member, the survivor or survivors where the deceased was a joint registered holder of shares, and the legal personal representative of the deceased member where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to produce a certified copy of a grant of probate or letters of administration, or grant of representation, will, order or other instrument or other evidence of the death under which title to the shares is claimed to vest, and such other documents as the Company Act requires.

6.2 Upon the death or bankruptcy of a member, his personal representative or trustee in bankruptcy, as the case may be, although not a member, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the Company Act shall have been deposited at the Company's registered office.

6.3 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the Company Act requires, or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute, have the right either to be registered as a member in his representative capacity in respect of such share or, if he is a personal representative or trustee in bankruptcy, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

                                      PART 7

                               ALTERATION OF CAPITAL
                               ---------------------

7.1 The Company may by ordinary resolution amend its Memorandum to increase its authorized capital by:

   (a)  creating shares with par value or shares without par value, or both;

   (b) increasing the number of shares with par value or shares without par value, or both; or

   (c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

7.2     The Company may by special resolution alter its Memorandum to:

   (a) subdivide all or any of its unissued or fully paid issued shares with par value into shares with smaller par value;

   (b) subdivide all or any of its unissued or fully paid issued shares without par value so that the number of those shares is increased;

   (c) consolidate all or any of its shares with par value into shares of larger par value;

   (d) consolidate all or any of its shares without par value so that the number of those shares authorized is reduced;

   (e) change all or any of its unissued or fully paid issued shares with par value into shares without par value;

   (f) change all or any of its unissued shares without par value into shares with par value;

   (g) alter the name or designation of all or any of its issued or unissued shares; or

   (h) alter the provisions as to the maximum price or consideration at or for which shares without par value may be issued,

but only to such extent, in such manner and with such consents of members holding shares of a class or series which are the subject of or are affected by such alteration as the Company Act provides.

7.3     The Company may alter its Memorandum or these Articles:

   (a) by special resolution, to create, define and attach special rights or restrictions to any shares, whether issued or unissued, and

   (b) by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights or restrictions attached to any shares, whether issued or unissued, and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class or series whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a separate resolution is consented thereto by the members holding shares of each such class or series passed by a majority of 3/4 of the votes cast, or such greater majority as may be specified by the special rights attached to the class or series, of the issued shares of such class or series.

7.4 Notwithstanding such consent in writing or such separate resolution, no such alteration shall be valid as to any part of the issued shares of any class or series unless the holders of the rest of the issued shares of such class or series either all consent thereto in writing or consent thereto by a separate resolution passed by a majority of 3/4 of the votes cast.

7.5 If the Company is, or becomes, a reporting company, no resolution to create, vary or abrogate any special right of conversion or exchange attaching to any shares shall be submitted to any general meeting, class meeting or series meeting of members unless, if so required by the Company Act, the Superintendent of Brokers, the British Columbia Securities Commission, or other applicable regulatory authority, as the case may be, has first consented to the resolution.

7.6 Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting but the quorum at a class meeting or series meeting shall be one person holding or representing by proxy one-third of the shares affected.

                                        PART 8

                                PURCHASE AND REDEMPTION
                                       OF SHARES
                                -----------------------

8.1 Subject to the special rights and restrictions attached to any shares, the Company may, by a resolution of the Directors and in compliance with the Company Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any shares that have a right of redemption attached to them in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent.

8.2 Unless shares are to be purchased by the Company through a stock exchange or the Company is purchasing the shares from a dissenting member pursuant to the requirements of the Company Act or the Company is purchasing the shares from a bona fide employee or bona fide former employee of the Company or of an affiliate of the Company, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or series to be purchased.

8.3 If the Company proposes at its option to redeem some but not all of the shares of a particular class or series, the Directors may, subject to the special rights and restrictions attached to the shares of such class or series, decide the manner in which the shares to be redeemed shall be selected.

8.4 Subject to the provisions of the Company Act, the Company may reissue a cancelled share that it has redeemed or purchased, or sell a share that it has redeemed or purchased but not cancelled, but the Company may not vote or pay or make any dividend or other distribution in respect of a share that it has redeemed or purchased.

                                     PART 9

                                BORROWING POWERS
                                ----------------

9.1 The Directors may from time to time in their discretion authorize the Company to:

   (a) borrow money in such amount, in such manner, on such security, from such sources and upon such terms and conditions as they think fit;

   (b) guarantee the repayment of money borrowed by any person or the performance of any obligation of any person;

   (c) issue bonds, debentures, notes and other debt obligations either outright or as continuing security for any indebtedness or liability, direct or indirect, or obligations of the Company or of any other person; and

   (d) mortgage, charge (whether by way of specific or floating charge) or give other security on the undertaking or on the whole or any part of the property and assets of the Company, both present and future.

9.2 Any bonds, debentures, notes or other debt obligations of the Company may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

9.3 The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debentureholders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make -such provisions as they think fit respecting the keeping of such branch registers.

9.4 Every bond, debenture, note or other debt obligation of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture, note or other debt obligation appointed by the Company or under any instrument under which the bond, debenture, note or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture, note or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold-the office that he is stated on such bond, debenture, note or other debt obligation to hold at the date of the issue thereof.

9.5 if the Company is, or becomes, a reporting company, it shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

                                       PART 10

                                   GENERAL MEETINGS
                                   ----------------

10.1 Subject to any extensions of time permitted under the Company Act, the first annual general meeting of the Company shall be held within 15 months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than 13 months after the date that the last annual general meeting was held or was deemed to have been held) and place as may be determined by the Directors.

10.2 If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to the business required to be transacted at such meeting, the meeting shall be deemed to have been held on the date specified in the consent or in the resolutions consented to in writing dealing with such business and the meeting need not be held.

10.3    The Directors may, whenever they think fit, convene a general meeting.
A general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

10.4 If the Company is, or becomes, a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the Company Act.

10.5 A notice convening a general meeting, specifying the place, date and hour of the meeting and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner provided in these Articles, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or pursuant to these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

10.6 All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

10.7 Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

                                   PART 11

                        PROCEEDINGS AT GENERAL MEETINGS
                        -------------------------------

11.1    All business shall be deemed special business which is transacted at:

   (a) an annual general meeting, with the exception of the conduct of and voting at such meeting, consideration of the financial statements and the respective reports of the Directors and the auditor, fixing or changing the number of directors, the election of Directors, the appointment of an auditor, fixing of the remuneration of the auditor and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors; and

   (b) any other general meeting, with the exception of the conduct of and voting at such meeting.

11.2 No business, other than election of the chairman or the adjournment or termination of the meeting, shall be conducted at any general meeting unless the required quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but a quorum need not be present throughout the meeting.

11.3 Except as provided in the Company Act and these Articles a quorum shall be two persons present and being, or representing by proxy, members holding not less than 10% of the shares entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the senior officers of the Company, the solicitor of the Company and the auditor of the Company, if any, shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote at such meeting.

11.4 If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be terminated. In any other case the meeting shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

11.5 The Chairman of the Board or in his absence, or if there is no Chairman of the Board, the President or in his absence a Vice-President, if any, shall be shall be entitled to preside as chairman at every general meeting of the Company.

11.6 If at any general meeting neither the Chairman of the Board nor the President nor a Vice-President is present within 15 minutes after the time appointed for holding the meeting or if any of them is present and none of them is willing to act as chairman, the Directors present shall choose one of their number to be chairman, or if all the Directors present decline to take the chair or shall fail to so choose or if no Director is present, the members present shall choose one of their number or any other person to be chairman.

11.7 The chairman of a general meeting may, with the consent of the meeting if a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice, but not "advance notice", of the adjourned meeting shall be given as in the case of the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

11.8 No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

11.9 Subject to the provisions of the Company Act, every motion or question submitted to a general meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every motion or question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the record of proceedings of the Company. A declaration by the chairman that a motion or question has been carried, or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the record of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against that motion or question.

11.10 The chairman of the meeting shall be entitled to vote any shares carrying the right to vote held by him but in the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a member.

11.11 No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than 7 days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

11.12 Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

11.13 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

11.14 Unless the Company Act, the memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

                                     PART 12

                                 VOTES OF MEMBERS
                                 ----------------

12.1 Subject to any voting rights or restrictions attached to any class of shares and the restrictions as to voting on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote at a general meeting or class meeting shall have one vote and on a poll every member entitled to vote shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

12.2 Any person who is not registered as a member but is entitled to vote at a general meeting or class meeting in respect of a share, may vote the share in the same manner as if he were a member but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the Directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

12.3 Any corporation, not being-a subsidiary of the Company, which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting and to speak and vote at any such meeting or to sign resolutions of members. The person so authorized shall be entitled to exercise in respect of and at any such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and he shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telegram, telex, telecopier or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation being a member may appoint a proxyholder.

12.4 In the case of joint registered holders of a share the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed joint registered holders.

12.5 A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis or other person may appoint a proxyholder.

12.6 A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

12.7 A form of proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney.

12.8 Any person may act as proxyholder whether or not he is a member. The proxy may authorize the proxyholder to act as such for the appointor for such period, at such meeting or meetings and to the extent permitted by the Company Act.

12.9 A form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice calling the meeting, or shall be deposited with the chairman of the meeting. In addition to any other method of depositing proxies provided for in these Articles, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telex, telecopier or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the registered office of the Company or at the office of any agent of the Company appointed for the purpose of receiving such particulars and also providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part, and votes given in accordance with such regulations shall be valid and shall be counted.

12.10 Unless the Company Act or any other statute or law which is applicable to the Company or to any class or series of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the following form, or in such other form that the Directors or the chairman of the meeting shall approve:

                                  (Name of Company)

           The undersigned, being a member of the above Company, hereby appoints
              ----------------------------------------------------------
     or failing him
                    ----------------------------------------------------
     as proxyholder for the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the Company to be
     held on the          day of             19      and at any adjournment
                ----------      -------------  -----
     thereof.

        Signed this          day of                19       .
                   ----------      ---------------   --------

                     -------------------------------------------
                                (Signature of member)

12.11 A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or revocation of the proxy or of the authority under which the proxy was executed or transfer of the share or shares in respect of which the proxy is given unless notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy is given before the vote is taken.

12.12   Every proxy may be revoked by an instrument in writing:

     (a) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

     (b) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or adjourned meeting for which the proxy is given, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is given shall have been taken, or in any other manner provided by law.

                                         PART 13

                                        DIRECTORS
                                        ---------

13.1 The subscribers to the Memorandum of the Company are the first Directors. The Directors to succeed the first Directors may be appointed in writing by all the subscribers or by resolution passed at a meeting of the subscribers or, if not so appointed, they shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is, or becomes, a reporting company, less than three.

13.2 The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, accommodation and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive. Unless otherwise determined by ordinary resolution, the Directors on behalf of the Company may pay a gratuity, pension or retirement allowance to any Director who has held any office or appointment with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

13.3 A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified to become or act as a Director as required by the Company Act.

                                  PART 14

                       ELECTION AND REMOVAL OF DIRECTORS
                       ---------------------------------

14.1 At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote at the meeting shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to the business required to be transacted at such meeting, the meeting shall be deemed for the purpose of this Part to have been held on the date specified in the consent or in the resolutions consented to in writing dealing with such business.

14.2    A retiring Director shall be eligible for re-election.

14.3 Where the Company fails to hold an annual general meeting or the members fail to consent to the business required to be transacted at such meeting, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may continue to hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

14.4 If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

14.5 Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director.

14.6    The office of a Director shall be vacated if the Director:

     (a) resigns his office by notice in writing delivered to the registered office of the Company; or

     (b) ceases to be qualified to act as a Director pursuant to the Company
         Act.

14.7 The Company may by special resolution remove any Director before the expiration of his period of office and may by an ordinary resolution appoint another person in his stead.

14.8 Notwithstanding anything contained in these Articles, the Company may at any time by ordinary resolution, increase the number of Directors previously fixed or determined and may, by ordinary resolution, elect such person or persons to fill the vacancy or vacancies thereby created.

14.9 Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but the number of additional Directors shall not at any time exceed 1/3 of the number of Directors elected or appointed at the last annual general meeting of the Company. Any additional Director so appointed shall hold office only until the next following annual general meeting of the Company but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

14.10 Any Director may by instrument in writing, telegram, telex, telecopier or any other method of transmitting legibly recorded messages delivered or sent to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have disapproved of the appointment of such person as an alternate and shall have given notice to that effect to the Director appointing the alternate within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present and, if he is a Director, to have a separate vote on behalf of the Director by whom he was appointed in addition to his own vote. A Director may at any time by instrument, telegram, telex, telecopier or any other method of transmitting legibly recorded messages delivered or sent to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

                                     PART 15

                         POWERS AND DUTIES OF DIRECTORS
                         ------------------------------

15.1 The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act, the Memorandum of the Company or these Articles, required to be exercised by the Company in general meeting.

15.2 The Directors may from time to time by power of attorney or other instrument under the seal of the Company appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

                                    PART 16

                        DISCLOSURE OF INTEREST OF DIRECTORS
                        -----------------------------------

16.1 A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

16.2 A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to:

     (a) any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

     (b) any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a Director is a director;

     (c) any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly interested in the contract, arrangement or transaction;

     (d) determining the remuneration of the Directors;

     (e) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

     (f) the indemnification of any Director or officer by the Company.

The foregoing exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

16.3 A Director may hold any office or appointment with the Company (except as auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or appointment or as vendor, purchaser or otherwise and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

16.4 Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

16.5 A Director may be or become a director or officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a member or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

                                    PART 17

                            PROCEEDINGS OF DIRECTORS
                            ------------------------

17.1 The Chairman of the Board or, in his absence or if there is no Chairman of the Board, the President shall preside as chairman at every meeting of the Directors.

17.2 If at any meeting of Directors neither the Chairman of the Board nor the President is present within 15 minutes after the time appointed for holding the meeting or if either of them is present but is not willing to act as chairman or if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

17.3 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote.

17.4 A Director may participate in a meeting of the Board or of any committee of Directors by means of telephone or other communications facility by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A meeting so held in accordance with this Article shall be deemed to be an actual meeting of the Board and any resolution passed at such meeting shall be as valid and effectual as if it had been passed at a meeting where the Directors are physically present. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote at the meeting.

17.5 A Director may at any time, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board.

17.6 Notice of a meeting of the Board shall be given to each Director and alternate Director at least 48 hours before the time fixed for the meeting and may be given orally, personally or by telephone, or in writing, personally or by delivery through the post or by letter, telegram, telex, telecopier or any other method of transmitting legibly recorded messages in common use. When written notice of a meeting is given to a Director, it shall be addressed to him at his registered address. Where the Board has established a fixed time and place for the holding of its meetings, no notices of meetings to be held at such fixed time and place need be given to any Director. A Director entitled to notice of a meeting may waive or reduce the period of notice convening the meeting and may give such waiver before, during or after the meeting.

17.7 For the first meeting of the Board to be held immediately following the election of a Director at an annual general meeting of the Company or for a meeting of the Board at which a Director is appointed to fill a vacancy on the Board, no notice of such meeting shall be necessary to such newly appointed or elected Director in order for the meeting to be properly constituted.

17.8 Any Director who may be absent temporarily from the Province may file at the registered office of the Company a waiver of notice, which may be by letter, telegram, telex, telecopier or any other method of transmitting legibly recorded messages, of meetings of the Directors and may at any time withdraw the waiver, and until the waiver is withdrawn, no notice of meetings of Directors shall be sent to that Director, and any and all meetings of Directors, notice of which has not been given to that Director shall, provided a quorum of the Directors is present, be valid and effective.

17.9 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors or, if the number of Directors is fixed at one, shall be one Director.

17.10 The continuing Directors may act notwithstanding any vacancy in their body but, notwithstanding Article 17.9, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company, but for no other purpose.

17.11 Subject to the provisions of the Company Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

17.12 A resolution consented to in writing, whether by document, telegram, telex, telecopier or any method of transmitting legibly recorded messages or other means, by all of the Directors for the time being in office without their meeting together shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held, shall be deemed to relate back to any date stated therein to be the effective date thereof and shall be filed in the minute book of the Company accordingly. Any such resolution may consist of one or several documents each duly signed by one or more Directors which together shall be deemed to constitute one resolution in writing.

                                      PART 18

                           EXECUTIVE ANDOTHER COMMITTEES
                           -----------------------------

18.1 The Directors may by resolution appoint an Executive Committee consisting of such member or members of the Board as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of or fill vacancies in said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it.

18.2 The Directors may by resolution appoint one or more other committees consisting of such member or members of the Board as they think fit and may delegate to any such committee between meetings of the Board such powers of the

Board (except the power to fill vacancies in the Board, the power to change the membership of or fill vacancies in any committee of the Board, the power to appoint or remove officers appointed by the Board and such other powers as may be specified in the resolution) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it.

18.3 Committees appointed under this Part may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

18.4 Committees appointed under this Part may meet and adjourn as they think proper. Questions arising at any meeting of a committee shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. The provisions of Article 17.12 shall apply mutatis mutandis to resolutions consented to in writing by the members of a committee appointed under this Part.

                                      PART 19

                                      OFFICERS
                                      --------

19.1 The Directors shall from time to time appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may at any time terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

19.2 One person may hold more than one of such offices except that the offices of President and Secretary shall be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, President or Managing Director shall be a Director. The other officers need not be Directors.

19.3 The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors.

Such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a gratuity, pension or retirement allowance.

19.4 The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the secretary specified in the Company Act.

19.5 Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

                                     PART 20

                           INDEMNITY AND PROTECTION OF
                        DIRECTORS, OFFICERS AND EMPLOYEES
                        ---------------------------------

20.1 Subject to the provisions of the Company Act, the Directors may, with the approval of the Court, cause the Company to indemnify a Director or former Director of the Company or a director or former director of a corporation of which the Company is or was a member, and the heirs and personal representatives of any such person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a Director of the Company or a director of such corporation, including any action or proceeding brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

20.2 Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a member (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him and arising out of the functions assigned to the Secretary by the Company Act or these Articles. Each such Secretary and Assistant Secretary on being appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

20.3 For the purposes of Article 20.1, a civil, criminal or administrative action or proceeding shall include a civil, criminal, administrative or other investigation or enquiry the subject of which concerns the acts or conduct of the Director or former Director of the Company while a Director of the Company.

20.4 The failure of a Director or officer of the Company to comply with the provisions of the Company Act, the Memorandum of the Company or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

20.5 The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a member and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.

                                PART 21

                         DIVIDENDS AND RESERVE
                         ---------------------

21.1 The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

21.2 Any dividend declared on shares of any class may be made payable on such date as is fixed by the Directors.

21.3 Subject to the rights of members, if any, holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

21.4 The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds which they think prudent not to divide.

21.5 If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, interest or other moneys payable in respect of the share.

21.6 No dividend shall bear interest. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

21.7 Any dividend, interest or other moneys payable in respect of shares may be paid by cheque or warrant sent by mail directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

21.8 Notwithstanding anything contained in these Articles the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares or any bonds, debentures or other debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

21.9 A transfer of a share shall not pass the right to any dividend declared thereon before the registration of the transfer in the register.

                                   PART 22

                                 RECORD DATES
                                 ------------

22.1 The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or any class or series thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members, as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

22.2 Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is passed, as the case may be, shall be the record date for such determination.

                                  PART 23

               DOCUMENTS, RECORDS AND FINANCIAL STATEMENTS.
               --------------------------------------------

23.1 The Company shall keep at its records office or at such other place as the Company Act may permit, the documents, copies, registers, minutes, and records which the Company is required by the Company Act to keep at its records office or such other place, as the case may be.

23.2 The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the Company Act.

23.3 Unless the Directors determine otherwise or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the
Company.

23.4 The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Company Act.

23.5 Every member shall be entitled to be furnished once gratis on demand with a copy of the latest annual financial statement of the Company and, if so required by the Company Act, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

                                     PART 24

                                     NOTICES
                                     -------

24.1 A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed and mailed shall be conclusive evidence thereof.

24.2 A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving or delivering it to the joint holder first named in the register of members in respect of that share.

24.3 A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address, if any, supplied to the Company for the purpose by the persons claiming to be so entitled or, until such address has been so supplied, by giving it in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

24.4 Notice of every general meeting or meeting of members holding shares of a class or series shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

                                      PART 25

                                       SEAL
                                       ----

25.1 The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody and use of the seal which shall not be affixed to any instrument except in the presence of, or attested by the signatures of, the following persons, namely:

    (a) any two Directors, or

    (b) any one of the Chairman of the Board, the President, the Managing Director, a Director and a Vice-President together with any one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer, or

   (c) if the Company shall have only one member, the President or the Secretary, or

   (d) such person or persons as the Directors may from time to time by resolution appoint, and any such resolution may be general in its nature,

and the said Directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution the seal may be affixed in the presence of any one of the foregoing persons.

25.2 To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Company Act or these Articles, printed or otherwise mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

25.3 The Company may have for use in any other province, state, territory or country an official seal which shall have on its face the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Company Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

                                  PART 26

                               PROHIBITIONS
                               ------------

26.1 If the Company is, or becomes, a company which is not a reporting company, the number of persons who beneficially own designated securities of the Company (counting any two or more joint registered owners as one beneficial owner) shall be limited to 50, excluding persons that:

   (a) are employed by the Company or an affiliate of it, or

   (b) beneficially owned, directly or indirectly, designated securities of the Company while employed by it or by an affiliate of it and, at all times since ceasing to be so employed, have continued to beneficially own, directly or indirectly, at least one designated security of the Company.

26.2 If the Company is, or becomes, a company which is not a reporting company, no designated securities of the Company, and no securities that are convertible into or exchangeable for designated securities of the Company, shall be:

   (a) offered for sale to the public; or

   (b) transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

Exhibit 3-1

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the day of , 2000.

BETWEEN:

               CAPITAL ALLIANCE GROUP INC., having an office located at Suite
               ---------------------------
               1200, 777 West Broadway, Vancouver, BC V5Z 4J7

               (the "Company")

AND:

               <<NAME>>, of <<Address>>
               -------

               (the "Optionee")

WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth;

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties agree as follows:

1. The Company hereby grants to the Optionee, as an incentive and in consideration of <<his/her>> services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of No fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 5, 6 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on *(the "Expiry Date") at an exercise price of $*per share. The Option is exercisable on a quarterly basis as to 25% of the Option at the end of each three month period commencing from the date of this Agreement.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of hisher intention to exercise hisher Option in whole or in part, such notice to be accompanied by bank draft or money order payable to the Company for the full amount of the purchase price of the shares then being purchased. The Company will issue for the Optionee's collection a share certificate registered in the name of the Optionee for the number of shares purchased.

4. The Optionee acknowledges that the shares acquired on exercise of the Option will be subject to a four month hold period commencing from the date of this Agreement, within which period the shares may not be traded, transferred or otherwise disposed of. The certificate issued evidencing the shares acquired upon an exercise of the Option will bear the restrictive legend prescribed by the Canadian Venture Exchange.

5. The parties represent that the Optionee is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is 30 calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

6. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

7. The Optionee shall not, while employed by or otherwise providing services to the Company (or a subsidiary thereof) or the Management Company, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company, whether for his/her own benefit, or to the detriment, or intended or probable detriment, of the Company. The provisions of this paragraph shall be in addition to any other confidentiality agreement the Optionee has entered into with the Company (or a subsidiary thereof) or the Management Company.

8. If the Optionee dies while any Options are exercisable, the Option may then be exercised by his/her legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of 12 months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to as at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he/she will complete, sign and deliver the documents prescribed by the policies of the Canadian Venture Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

    (a) the British Columbia Securities Commission or, if the Company is listed thereon, the Canadian Venture Exchange;
    (b) any other regulatory authority having jurisdiction; and
    (c) if the Optionee is a consultant of the Company, then by the shareholders of the Company, provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act (British Columbia).

12. Any amendment of the Option shall be subject to such approval as may be required by the policies of the Canadian Venture Exchange (if the Company's shares are listed thereon at the time of such amendment) in effect at the time of the amendment. The Optionee acknowledges that it is a Canadian Venture Exchange requirement that a reduction in the exercise price of the Option requires disinterested shareholder approval (as defined in the Canadian Venture Exchange Corporate Finance Manual) if the Optionee is an insider of the Company at the time of the amendment.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the

     Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and the Optionee's legal personal representatives.

16. The Optionee acknowledges that neither the Option nor the shares issuable upon exercise of the Option have been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The certificates representing any shares issued upon exercise of the Option may contain a restrictive legend substantially in the following form:
     "The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold in the United States or to U.S. Persons or for the account or benefit of a U.S. Person or exercised by or on behalf of a U.S. Person, unless registered under the 1933 Act or unless an exemption from such registration is available."

17. This Agreement shall be exclusively governed by the laws of British Columbia and the laws of Canada applicable therein and is subject to the exclusive jurisdiction of the courts of the said Province.

18. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original. This Agreement may be delivered by fax.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED by   )
<<NAME>> in the presence of:      )
                                  )
                                  )
                                  )
                                  )
                                  )
--------------------------------- )   ------------------------------------------
Signature of Witness              )   <<NAME>>
                                  )
--------------------------------- )
Print Name                        )

CAPITAL ALLIANCE GROUP INC.
by its Authorized Signatory:

---------------------------------
Name:
     ----------------------------

Title:
      ---------------------------

Exhibit 3-2


                           CAPITAL ALLIANCE GROUP INC.

                             2000 STOCK OPTION PLAN


    Accepted for filing by the Canadian Venture Exchange on August 17, 2000

                               TABLE OF CONTENTS

                                   ARTICLE I
                         DEFINITIONS AND INTERPRETATION

1.1     Definitions                                                            1
1.2     Choice of Law                                                          2
1.3     Headings                                                               2

                                  ARTICLE II
                          PURPOSE AND PARTICIPATION

2.1     Purpose                                                                2
2.2     Participation                                                          3
2.3     Notification of Award                                                  3
2.4     Copy of Plan                                                           3
2.5     Limitation                                                             3

                                  ARTICLE III
                        TERMS AND CONDITIONS OF OPTIONS

3.1     Board to Allot Shares                                                  4
3.2     Number of Shares                                                       4
3.3     Term of Option                                                         4
3.4     Termination of Option                                                  4
3.5     Exercise Price                                                         6
3.6     Assignment of Option                                                   6
3.7     Adjustments                                                            6
3.8     Vesting                                                                6

                                  ARTICLE IV
                              EXERCISE OF OPTIONS

4.1     Exercise of Option                                                     7
4.2     Exercise Restrictions                                                  7
4.3     Issue of Share Certificates                                            7
4.4     Condition of Issue                                                     8

                                  ARTICLE V
                               ADMINISTRATION

5.1     Administration                                                         8
5.2     Interpretation                                                         8

                                 ARTICLE VI
                          AMENDMENT AND TERMINATION

6.1     Prospective Amendment                                                  8
6.2     Retrospective Amendment                                                9
6.3     Termination                                                            9
6.4     Agreement                                                              9

                                 ARTICLE VII
                         APPROVALS REQUIRED FOR PLAN

7.1     Approvals Required for Plan                                            9
7.2     Substantive Amendments to Plan                                         9

                                 ARTICLE I
                       DEFINITIONS AND INTERPRETATION

1.1     DEFINITIONS

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

(a) "Administrator" means, initially, the secretary of the Company and thereafter shall mean such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

(b) "Award Date" means the date on which the Board grants and announces a particular Option;

(c)  "Board" means the board of directors of the Company;

(d) "Company" means Capital Alliance Group Inc. or any "Affiliate" thereof, within the meaning of the Securities Act;

(e) "Director" means directors, senior officers and Management Company Employees of the Company or directors, senior officers and Management Company Employees of any subsidiary of the Company to whom stock options can be granted in reliance on a prospectus exemption under applicable securities laws;

(f) "Employee" means (i) an individual considered an employee under the Income Tax Act (i.e. for whom income tax and other deductions are made by the Company); (ii) an individual who works full-time for the Company providing services normally provided by an employee of the Company but for whom income tax and other deductions are not made by the Company; (iii) an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week, but for whom income tax and other deductions are not made by the Company; and (iv) other persons who are providing, have provided, or have agreed to provide a service of value to the Company;

(g)  "Exchange" means the Canadian Venture Exchange;

(h) "Exercise Notice" means the notice respecting the exercise of an Option, in the form set out as Schedule "B" hereto, duly executed by the Option Holder;

(i) "Exercise Period" means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date;

(j) "Exercise Price" means the price at which an Option may be exercised as determined in accordance with paragraph 3.5;

(k) "Expiry Date" means the date determined in accordance with paragraph 3.3 and after which a particular Option cannot be exercised;

(l) "Option" means an option to acquire Shares, awarded to a Director or Employee pursuant to the Plan;

(m) "Option Certificate" means the certificate, substantially in the form set out as Schedule "A" hereto, evidencing an Option;

(n) "Option Holder" means a Director or Employee or former Director or Employee who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

(o) "Personal Representative" means (i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and (ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

(p)  "Plan" means this stock option plan;

(q)  "Securities Act" means the Securities Act (British Columbia); and

(r) "Share" or "Shares" means, as the case may be, one or more common shares without par value in the capital of the Company.

1.2     CHOICE OF LAW

The Plan is established under, and the provisions of the Plan shall be interpreted and construed solely in accordance with, the laws of the Province of British Columbia.

1.3     HEADINGS

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

                                  ARTICLE II
                           PURPOSE AND PARTICIPATION

2.1     PURPOSE

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate Directors or Employees, to reward such of those Directors or Employees as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the

Company and to enable and encourage such Directors or Employees to acquire Shares as long term investments.

2.2     PARTICIPATION

The Board shall, from time to time, in its sole discretion determine those Directors or Employees, if any, to whom Options are to be awarded. If the Board elects to award an Option to a Director, the Board shall, in its sole discretion but subject to paragraph 3.2, determine the number of Shares to be acquired on the exercise of such Option. If the Board elects to award an Option to an Employee, the number of Shares to be acquired on the exercise of such Option shall determined by the Board in its sole discretion, and in so doing the Board may take into account the following criteria:

(a) the Employee's remuneration as at the Award Date in relation to the total remuneration payable by the Company to all of its Employees as at the Award Date;

(b)  the length of time that the Employee has provided services to the Company;
     and

(c)  the nature and quality of work performed by the Employee.

2.3     NOTIFICATION OF AWARD

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4     COPY OF PLAN

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.5     LIMITATION

The Plan does not give any Option Holder who is a Director the right to serve or continue to serve as a Director nor does it give any Option Holder who is an Employee, the right to be or to continue to be employed or engaged by the Company.

                                 ARTICLE III
                       TERMS AND CONDITIONS OF OPTIONS

3.1     BOARD TO ALLOT SHARES

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board prior to the exercise thereof.

3.2     NUMBER OF SHARES

The maximum number of Shares issuable under the Plan shall not exceed 2,177,074, of which 1,465,000 are currently reserved for issuance pursuant to previous granted stock options. The total number of Options awarded to all consultants and to all persons employed by the Company who perform investor relations activities for the Company shall not exceed 2% of the issued and outstanding Shares of the Company at the time of award without consent being obtained from the Exchange.

If any Option expires or otherwise terminates for any reason without having been exercised in full, or if any Option is exercised in whole or in part, the number of Shares in respect of which Option expired, terminated or was exercised shall again be available for the purposes of the Plan.

3.3     TERM OF OPTION

Subject to paragraph 3.4, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than:

(a) for so long as the Company is classified as a Tier 2 issuer or equivalent designation of the Exchange, the fifth anniversary of the Award Date of the Option; or

(b) if the classification of the Company on the Exchange is upgraded from that of a Tier 2 issuer, or the Shares are no longer listed on the Exchange, the tenth anniversary of the Award Date of the Option.

3.4     TERMINATION OF OPTION

An Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix a minimum or maximum number of Shares in respect of which an Option Holder may exercise part of any Option held by such Option Holder. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. (Vancouver time) on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board at the time the Option is awarded and the date established, if applicable, in sub-paragraphs (a) to (c) below.

(a)  Death
     -----

     In the event that the Option Holder should die while he or she is still a Director (if he or she holds his or her Option as Director) or Employee (if he or she holds his or her Option as Employee), the Expiry Date shall be 12 months from the date of death of the Option Holder.

(b)  Ceasing to Hold Office
     ----------------------

     In the event that the Option Holder holds his or her Option as Director and such Option Holder ceases to be a Director of the Company other than by reason of death, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be a Director of the Company unless the Option Holder continues to be engaged by the Company as an Employee, in which case the Expiry Date shall remain unchanged, or if the Option Holder ceases to be a Director of the Company as a result of:

     (i) ceasing to meet the qualifications set forth in s.114 of the Company Act (British Columbia); or

     (ii) a special resolution having been passed by the members of the Company pursuant to subsection 130(3) of the Company Act (British Columbia),

     in which case the Expiry Date shall be the date the Option Holder ceases to be a Director of the Company.

(c)  Ceasing to be Employed
     ----------------------

     In the event that the Option Holder holds his or her Option as an Employee of the Company and such Option Holder ceases to be an Employee of the Company other than by reason of death, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be an Employee of the Company unless the Option Holder ceases to be an Employee of the Company as a result of:

     (i)   termination for cause; or

     (ii) by order of the British Columbia Securities Commission, the Exchange, or any regulatory body having jurisdiction to so order,

     in which case the Expiry Date shall be the date the Option Holder ceases to be an Employee of the Company.

3.5     EXERCISE PRICE

The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, and shall not be less than the closing price of the Company's Shares traded through the facilities of the Exchange (or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading) on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required by the Exchange.

3.6     ASSIGNMENT OF OPTIONS

Options may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by paragraph 4.1, exercise the Option within the Exercise Period.

3.7     ADJUSTMENTS

If prior to the complete exercise of any Option the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the "Event"), an Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Event an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Options unless such amount of Shares represents the balance left to be exercised under the Options.

3.8     VESTING

The following provisions regarding vesting shall apply to the Options:

(a) For so long as the Company is not classified as a Tier 1 issuer or equivalent designation on the Exchange, all Options awarded pursuant to the Plan, except in exceptional circumstances as determined by the Board, must contain conditions relating to the vesting of the right to exercise an Option awarded to any Option Holder, which will provide that the right to purchase the Shares under the Option may not be exercised any earlier than the following times (although the Board may impose longer vesting periods):

     No. of Optioned Shares          Date After Which Shares May Be Purchased
     ----------------------          ----------------------------------------
          30%                        Six months following Award Date
          40%                        Twelve Months following the Award Date
          30%                        Eighteen Months following the Award Date

     In the event that the classification of the Company on the Exchange is upgraded to that of a Tier 1 issuer or equivalent designation, or the Company's common shares are no longer listed on the Exchange, the Board may, in its sole discretion at the time the Option is awarded, but will not be required to, impose conditions relating to the vesting of the right to exercise an Option awarded to any Option Holder.

(b) Notwithstanding the provisions of subsection 3.8(a), the Board may grant Options to consultants and to persons employed by the Company who perform investor relations activities for the Company which shall be fully vested on the date which is four months after the Award Date.

(c) The Option Certificate representing any such Option will disclose the applicable vesting conditions.

                                   ARTICLE IV
                               EXERCISE OF OPTION

4.1     EXERCISE OF OPTION

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part, subject to any applicable exercise restrictions, at any time or from time to time during the Exercise Period up to 5:00 p.m. (Vancouver time) on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2     EXERCISE RESTRICTIONS

The Board may, at the time an Option is awarded or upon renegotiation of the same, attach restrictions relating to the exercise of the Option in addition to the vesting provisions specified in section 3.8. Any such restrictions shall be recorded on the applicable Option Certificate.

4.3     ISSUE OF SHARE CERTIFICATES

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the

Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate for the balance of the Shares available under the Option.

4.4     CONDITION OF ISSUE

The issue of Shares by the Company pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company any information, report and/or undertakings required to comply with and to fully cooperate with the Company in complying with such laws, rules and regulations.

                                    ARTICLE V
                                 ADMINISTRATION

5.1     ADMINISTRATION

The Plan shall be administered by the Administrator on the instructions of the Board or such committee of the Board to which the Board may authorize to act for the Board in respect of matters relating to the Plan. The Board or such committee may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator or any Director, Employee or officer of the Company such administrative duties and powers as it may see fit.

5.2     INTERPRETATION

The interpretation by the Board or its authorized committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

                                    ARTICLE VI
                            AMENDMENT AND TERMINATION

6.1     PROSPECTIVE AMENDMENT

Subject to applicable regulatory approval, the Board may from time to time amend the Plan and the terms and condition of any Option thereafter to be awarded and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Plan, any Option or the Shares, or for any other purpose which may be permitted by all relevant laws, rules and regulations, provided always that any such amendment shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

6.2     RETROSPECTIVE AMENDMENT

Subject to applicable regulatory approval, the Board may from time to time retrospectively amend the Plan and may also, with the consent of the affected Option Holders, retrospectively amend the terms and conditions of any Options which have been previously awarded.

6.3     TERMINATION

The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination the Company, such Options and such Option Holders shall continue to be governed by the provisions of the Plan.

6.4     AGREEMENT

The Company and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of the Plan.

                                   ARTICLE VII
                           APPROVALS REQUIRED FOR PLAN

7.1     APPROVALS REQUIRED FOR PLAN

Prior to its implementation by the Company, the Plan is subject to the receipt of approvals by the shareholders of the Company at general meeting and the Exchange.

7.2     SUBSTANTIVE AMENDMENTS TO PLAN

Any substantive amendments to the Plan shall be subject to the Company first obtaining the necessary approvals of:

(a) the shareholders of the Company at general meeting, including the approval of disinterested shareholders where required by the rules and policies of any stock exchange on which the Shares may be listed for trading; and

(b)  any stock exchange on which the Shares may be listed for trading.

                                   SCHEDULE A


                          CAPITAL ALLIANCE GROUP INC.

                            2000 STOCK OPTION PLAN
                              OPTION CERTIFICATE


This certificate is issued pursuant to the provisions of the Capital Alliance Group Inc. (the "Company") 2000 Stock Option Plan (the "Plan") and evidences that <Name.of.Optionee> is the holder of an option (the "Option") to purchase up to <Number.of.Shares> common shares (the "Shares") in the capital stock of the Company at a purchase price of $<> per Share. Subject to the provisions of the
Plan:

(a)  the Award Date of this Option is <insert date of grant>; and

(b)  the Expiry Date of this Option is <insert date of expiry>.

Additional Vesting or Other Restrictions
----------------------------------------

<enter additional restrictions.> or

N/A

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 p.m. (Vancouver time) on the Expiry Date, by delivering to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this certificate and a certified cheque or bank draft payable to Capital Alliance Group Inc. in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The foregoing Option has been awarded this        day of                       .
                                          --------      -----------------------


CAPITAL ALLIANCE GROUP INC.
by its authorized signatory:


---------------------------------------
Name:
     ----------------------------------
Title:
      ---------------------------------

                                   SCHEDULE B

                                 EXERCISE NOTICE

To:     The Administrator, Stock Option Plan
        Capital Alliance Group Inc.
        Suite 1108, 777 West Broadway
        Vancouver, B.C.  V5Z 4J7


The undersigned hereby irrevocably gives notice, pursuant to the Capital Alliance Group Inc. (the "Company") Stock Option Plan (the "Plan"), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)  all of the Shares; or

(b)                        of the Shares, which are the subject of the Option
     ----------------------
     Certificate attached hereto.

Calculation of total Exercise Price:

       (i)   number of Shares to be acquired on exercise:                 Shares
                                                          ----------------

       (ii)  times the Exercise Price per Share:         $
                                                          ----------------

       TOTAL EXERCISE PRICE, enclosed herewith:          $
                                                          ----------------


The undersigned tenders herewith a certified cheque or bank draft (circle one)
in the amount of $                  payable to Capital Alliance Group Inc. in an
                  ------------------
amount equal to the total Exercise Price of the aforesaid Shares, as calculated above, and directs the Company to issue the share certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address:


               ------------------------------------------------

               ------------------------------------------------

               ------------------------------------------------


DATED the            day of                                   .
         ------------      -----------------------------------


----------------------------------      ----------------------------------
Signature of Witness                    Signature of Option Holder

----------------------------------      ----------------------------------
Name of Witness (please print)          Name of Option Holder (please
                                        print)

Exhibit 3-3

             APPLICATION SERVICES AND CO-MARKETING AGREEMENT

THIS AGREEMENT ("Agreement") made as of the         day of,                2000.
                                           ---------       ---------------

BETWEEN:   SE GLOBAL COMMUNICATIONS (Hong Kong) LIMITED
           5507 The Center, 99 Queens Road Central,
           Hong Kong ("SEG")
AND:
           ---------------------------------------------

           ---------------------------------------------

           --------------------------------------------- ("Broker")

WHEREAS:

A. Broker is in the business of providing brokerage services and related products and services;

B. SEG is in the business of providing Internet application services and marketing;

C. SEG and the Broker wish to enter into this Agreement whereby SEG provides application and marketing services to Broker and Broker provides brokerage services to users of SEG's web site.

In consideration of the premises, terms, covenants and conditions herein set forth, the parties hereby covenant and agree as follows:

1.   Definitions

In this Agreement expressions defined in Schedule A shall have the meanings given to them unless there is something in the subject matter or context inconsistent with those definitions.

2.   Schedules

The following schedules attached hereto form part of this Agreement:

       Schedule A   Definitions
       Schedule B   Payment Schedule
       Schedule C   Reporting Form
       Schedule D   Territory
       Schedule E   Broker's marks
       Schedule F   SEG's Marks

3.   Web Site

(a) Hosting. SEG agrees to design, host and manage the Site on the world wide web in accordance with this Agreement.

(b) Site Services. Subject to the Broker's cooperation, the Site shall allow Qualified Users to open and maintain accounts with a Broker and to enter and execute trades in the accounts and to ask questions of the Broker in accordance with this Agreement.

(b) Broker Access Method. SEG may allow a Qualified User of the Site access to the Broker via the Broker's Terminal via the method of its sole choice, including without limitation, via a link to the Broker's Site, or through a frame, portlet, channel, or from within a Site Service offered at SEG's site, including without limitation, a Portfolio Management Service or other Site Services or methods using SEG's sole choice of "graphical user interface" or "look and feel" standards, protocols and programs.

4.   Broker Application Services

(a) Grant of Non-Exclusive License. Subject to the terms and conditions of this Agreement, SEG grants Broker an individual, personal, revocable, non-sublicensable, non-exclusive and non-transferable license (the "License") to use its proprietary Broker Software, in object code form only, and only in accordance with the applicable end user documentation, if any, and only in conjunction with this Agreement within the Designated Country.

(b) Restrictions on Use. Broker will not, directly or indirectly, reverse engineer, decompile, disassemble or otherwise attempt to discover the source code or underlying ideas or algorithms of the software; modify, translate, or create derivative works based on the software; or copy (except for archival purposes), rent, lease, distribute, assign, or otherwise transfer rights to the Broker Software; use the software for timesharing or service bureau purposes or otherwise for the benefit of a third party. As between the parties, you acknowledge that SEG and its licensors retain ownership of all Broker Software, any portions or copies thereof. and all rights therein. Upon termination of this Agreement for any reason, this License will terminate and you will cease to use the Broker



Co-Marketing Agreement 2000-17-08                                    Initial [ ]

     Software and destroy any copy of the Broker Software that Broker has been provided.

(c) Reservation of Rights. All rights SEG not expressly granted to Broker by this Agreement are reserved by SEG.

(d) Application Services. SEG shall provide Broker the Broker Application Services which allow Broker to receive orders from Qualified Users of the Site at the Broker's Terminal.

(e) Modifications to Site and Services. Subject to this Agreement, SEG reserves the right at any time and from time to time to modify the Site, the Site Services and the Broker Application Services (or any part thereof) with or without notice.

5.   Restrictions and Policies on Web Site & Services

(a) Service Restrictions. Where it is forbidden by Laws and Rules of a particular jurisdiction, SEG, its affiliates and their agents, employees shall not, with respect to such particular jurisdiction or person, as applicable:

    (i) describe Broker's brokerage services (other than disseminating or posting promotional or advertising materials approved in each case, in advance and before first use, by Broker);

    (ii)  recommend or endorse specific securities; or

    (iii) become involved in the financial services offered by Broker, including, without limitation, by:

          (A) opening, approving, maintaining, administering, or closing customer brokerage accounts with Broker;

          (B) soliciting, processing, or facilitating securities transactions relating to customer brokerage accounts with Broker;

          (C) extending credit to any customer for the purpose of purchasing securities through, or carrying securities with, Broker;

          (D) answering Broker customer inquiries (other than directing customers to a toll-free number of Broker to address such inquiries) or engaging in negotiations involving brokerage accounts or securities transactions;

          (E) accepting customer securities orders, selecting among broker-dealers or routing orders to markets for Broker execution;

          (F) handling investment funds or securities of Broker customers, or effecting clearance or settlement of customer securities trades;

          (G) resolving or attempting to resolve any problems, discrepancies, or disputes involving Broker customer accounts or related transactions (other than directing customers to a toll-free number of Broker to address such inquiries). Broker acknowledges that engaging in any of the above activities may subject SEG to registration requirements under the applicable securities law; or

    (iv) receive compensation other than a nominal flat fee for each order transmitted to it in accordance with this Agreement. Nor shall the amount of this fee vary depending upon the number of shares or the value of the underlying securities comprising a customer order transmitted to the broker, nor will the amount of this fee vary depending upon whether the order results in an executed order, but may vary according to volume of accounts opened or trades made.

(b) Direct Access to Foreign Brokers. If the Laws or Rules of a particular jurisdiction require that a trade by a person be done through a registered broker in the person's jurisdiction, then with respect to such jurisdiction or person, such order for a trade shall be mediated by such broker prior to arriving at the Broker's terminal.

6.   Site & Services Support

(a) Services Support. Subject to the terms hereof, SEG will use reasonable efforts to provide support to the Broker for the use of the Broker Application Services, including advice and technical assistance by telephone.

(b) Problem Management. All problems with the Site, Site Services, Broker's Application Services or the Broker's Software made known or made known to the Broker shall be reported to SEG immediately upon becoming known to the Broker.

(c) Call Center. To the extent permitted by the Laws and Rules of the applicable jurisdiction, SEG shall provide telephone support to assist Qualified Users or Investors in using the Site and Site Services, including assistance in filling out membership registration forms. SEG will assist the delivery of the broker account opening forms to the respective broker located at the designated country. SEG will not involve in the account opening process.

7.   Broker's Services to SEG

(a) Cooperation. The Broker, at its cost will co-operate with SEG, its agent, subcontractor or designee and provide all reasonable technical and other

Co-Marketing Agreement 2000-17-08                                    Initial [ ]
     assistance to SEG to permit and assist SEG to develop and improve the SEG Software and the Broker's Software, Site Services and Broker Application Services, on an ongoing basis including all future updates and versions of the software and the Site and related documentation;

(b) Configuration and Use. The Broker shall, at its cost, obtain, develop and configure the Broker's Terminal, operating system, web browser and additional software to be compatible with the Broker's Software and shall use the Broker's Software and Broker's Terminal in accordance with standards and protocols established by SEG from time to time and in accordance with this Agreement;

(c) Legal Compliance. The Broker will at all times comply with all Laws and Rules with respect to all matters pertaining to Investors and Investors' Trades and the Broker's operations;

(d) Investments. The Broker will ensure that all Trades ordered by the Investor take place using the Investor's original Investment Account;

(e) Security. The Broker will at all times install and operate security systems according to the best available technology on and with respect to the Broker's Software and Investment Accounts; and agrees not to allow unauthorized persons to use the Broker's Terminal, and to take all reasonable measures, including physical, technological and legal, to prevent unauthorized persons from using the Broker's Terminal; disclosing any password, private key activation data, or make available the Broker's private key or other access control device to unauthorized persons.

(f) Reporting. Any breach of the security measures and all the surrounding details shall be reported by Broker to SEG in writing immediately upon becoming known by the Broker.

(g) Broker Service Level. Broker shall administer Investor Accounts with the same degree of attention, service and expertise as it applies to all other accounts of its customers, which attention, service and expertise shall be to the highest standards in the brokerage community in the in the Designated Country.

(h) Information Supplied by Broker. The Market Information provided by the Broker to SEG shall be information which is generally available to the public from sources other than the Broker, shall to the best knowledge of the Broker using due diligence be accurate, and shall not in any manner be construed or deemed to be investment advice if displayed on the Site.

(i) Authorized Device. Broker shall use Broker's Software and Broker Application Services on such hardware and containing such software, including without limitation, the requisite browser, plugins, or thin client and having such access to the internet that meets the specifications prescribed by SEG in its full discretion from time to time.

8.   Acknowledgements by the Broker


The Broker Acknowledges and agrees that:

(a) the goodwill and credibility of SEG depends upon proper administration by the Broker of Investor Accounts;

(b)  subject to this section, SEG's activities are restricted in accordance with
     Section 5;

(c) Broker shall not require SEG to make any inquiries as to the identity or credit-worthiness of any Investor and SEG has made no representations regarding same;

(d) Broker shall not require SEG to take any action that would cause it to become a broker/dealer or advisor in connection with SEG's activities contemplated by this Agreement;

(e) notwithstanding the above, and not intended as a competing entity with the Broker, SEG may apply for registration as a broker, dealer, investment advisor, alternative trading system or similar regulated entity if, in its sole discretion, applicable laws governing the Site Service require such registration, and nothing in this Agreement shall be interpreted to prohibit SEG from so doing. Notwithstanding anything to the contrary herein, employees of SEG and its affiliates, may, in their individual capacity and in accordance with SEG's normal operating standards and customer requirements. become member, customers or account-holders of SEG;

(f) neither the Broker, nor its agents or employees, will have any interest of any kind, including without limitation copyright, in the Site, the SEG Software or the Broker's Software, regardless of contribution by it or them to the development or contents of same;

(g) SEG shall not be liable to Broker or to any third party for any modification of the Site Service, Site, or Broker Application Services that are consistent with the terms of this Agreement;

(h) residents of some jurisdictions may not be legally permitted direct access through the Site to the Broker who is a foreign brokers with respect to such resident. In such a case, Broker acknowledges that a trade through the Site by a Qualified User will be mediated by a broker with whom the Qualified Person is permitted to trade through prior to the order for such trade being communicated to the Broker; and

(i) support services provided to Broker are provided without representation, warranty or condition of any kind.

Co-Marketing Agreement 2000-17-08                                    Initial [ ]

9.   Representations of SEG

SEG represents and warrants to the Broker as follows:

(a)  SEG is a company duly incorporated under the laws of Hong Kong; and

(b) SEG has the full right, power, authority and capacity to enter into this Agreement and fully perform its obligations hereunder.

10.  Representations of the Broker
     -----------------------------

The Broker represents and warrants to SEG as follows:

(a) The Broker is a company duly incorporated under the laws of the jurisdiction in which Broker is registered;

(b) The Broker has the full right, power, authority and capacity to enter into this Agreement and fully perform its obligations hereunder;

(c) The Broker holds all licenses and permits necessary or desirable to carry on as a fully qualified broker for the purpose of completing Trades on behalf of Investors in every jurisdiction in which such Trades are made;

(d) The Broker has complied with all licensing and other requirements of every Governmental Authority which has jurisdiction over the Broker generally, including without limitation, with respect to a particular Trade, advice or other regulated activity conducted by the Broker; and

(e) The Broker has obtained the consent in writing of the Investor for the Broker to release Investor's information required to be released to SEG under this Agreement.

11.  Intellectual Property
     ---------------------

(a) Ownership. Each party or its respective licensors and third party information and content providers retain all rights, title and interest in and to all of the information, content, data, designs, materials and copyrights, patent rights trademark rights and other proprietary rights thereto provided by it pursuant to this Agreement. Except as expressly provided herein, no other right or license with respect to any copyrights, patent rights, trademark rights or other proprietary rights is granted under this Agreement. All rights not expressly granted hereunder by a Party are expressly reserved to such Party and its licensors and information and content providers.

(b) License to Broker Marks. Subject to all the terms and conditions of this Agreement, Broker hereby grants SEG a nonexclusive, non-transferable, non-sublicensable license to use the Broker Marks in accordance with this Agreement. The Broker Marks will be displayed on the web page designated for the exclusive use of the Broker. Provided, however, that Broker, in its sole discretion from time to time, may change the appearance and/or style of the Broker Marks or add or subtract from the list in Schedule E. Unless required earlier by a court order or to avoid potential infringement liability, SEG shall have fourteen (14) days' notice to implement any such changes. SEG hereby acknowledges and agrees that (i) Broker has represented to SEG that the Broker Marks are owned solely and exclusively by Broker,
     (ii) except as set forth herein, SEG has no rights, title or interest in or to the Broker Marks and (iii) all use of the Broker Marks by SEG shall inure to the benefit of Broker. SEG agrees not to apply for registration of the Broker Marks (or any mark confusingly similar thereto) anywhere in the world.

(C) Use and Display of Broker Marks. SEG acknowledges and agrees that the presentation and image of the Broker Marks should be uniform and consistent with respect to all services, activities and products associated with the Broker Marks. Accordingly, SEG agrees to use the Broker Marks solely in accordance with this Agreement for other uses, solely in the manner which Broker shall specify from time to time in Broker's sole discretion. All usage by SEG of the Broker registered Marks shall include the registered trademark symbol and shall be in the following form, as appropriate:
     [Broker Mark](R). All literature and materials printed, distributed or electronically transmitted by SEG and containing the Broker Marks shall include the following notice:

                  [Broker Mark] is a registered trademark of [Broker]

(d) License to SEG's Marks. Subject to all the terms and conditions of this Agreement, SEG hereby grants Broker a nonexclusive, non-transferable, non-sublicensable license to use the SEG Marks in accordance with this Agreement. Provided, however, that SEG in its sole discretion from time to time, may change the appearance and/or style of the SEG Marks or add or subtract from the list in Schedule F. Unless required earlier by a court order or to avoid potential infringement liability, Broker shall have fourteen (14) days' notice to implement any such changes. Broker hereby acknowledges and agrees that, (i) SEG has represented to Broker that the SEG Marks are owned solely and exclusively by SEG, (ii) except as set forth herein, Broker has no rights, title or interest in or to the SEG Marks and
     (iii) all use of the SEG Marks by Broker shall inure to the benefit of SEG. Broker agrees not to apply for registration of the SEG Marks (or any mark confusingly similar thereto) anywhere in the world.

(e) Use and Display of SEG Marks. Broker acknowledges and agrees that the presentation and image of the SEG Marks should be uniform and consistent

Co-Marketing Agreement 2000-17-08                                    Initial [ ]
     with respect to all services, activities and products associated with the SEG Marks. Accordingly, Broker agrees to use the SEG Marks solely in the manner which SEG shall specify from time to time in SEG's sole discretion. All usage by Broker of the registered SEG Marks shall include the appropriate trademark symbol and shall be in the following form, as appropriate: [SEG Mark](tm). All literature and materials printed, distributed or electronically transmitted by Broker and containing the SEG Marks shall include the following notice:

[SEG Mark) is a registered Trade Mark of SE Global Equities Company Limited

12.  Marketing
     ---------

(a) Broker's Marks. SEG agrees to display the Broker Marks of the Broker in a prominent place on the Site in association with the Designated Country with a link to the Broker's web site.

(b) Broker Near-Exclusive. SEG agrees that it will display no more than two logos of brokers in the category of the Designated Country on the Site, one of which shall be the Broker's, during the term of this Agreement.

(c) Promotional Materials. The Broker may use the SEG marks in promotional material and SEG may use the Broker Marks in marketing material promoting the Services, Site or Brokerage Application Services. The Broker may request, and if so requested, SEG shall deliver to the Broker accurate records regarding promotional materials and other communications to third -parties regarding the Broker (including materials sent on behalf of Broker), including copies of such materials, the names and addresses (electronic and/or residential) to which they were sent and the dates of delivery.

d) Marketing Expenditures. SEG shall be solely responsible for and pay marketing expenditures incurred by SEG which SEG considers appropriate, in its sole discretion, to promote and market the Site;

e) Marketing Right. SEG shall have full freedom and flexibility in its pricing of Site Services and methods of marketing under which SEG's Site Services are offered to Qualified Users of SEG's Site.

13.  Revenue & Payment by Broker
     ---------------------------

(a) Service Fee. Broker shall pay SEG a Service Fee net of any withholding tax whichever is applicable for each transaction via the Site or Services pursuant to Schedule B attached Hereto. Under no circumstances shall any fees paid by Qualified Users to the Broker be deposited at any time in an account belonging to SEG.

(b) Method. Payment shall be made by the Broker to SEG within 7 days of the 15th and the end of each month by electronic deposit or by check to such account or pursuant to other written payment instructions which may be provided to Broker by SEG from time to time.

(c) Other Fees or Expenses. Broker shall pay SEG a fee for Service Fees, Broker Application Services and other services (if applicable) in the amounts set out in Schedule B attached hereto.

(d) Limitation on Fees. SEG shall receive no other compensation from the Broker for designing, hosting and managing the Site and Broker Application Services or for performing other services hereunder other than those fees contained set out in Schedule 6 attached hereto.

(e) Interpretation of Payment Provision. The laws relating to broker-dealer registration and financial portals are subject to interpretation and may change. Accordingly, if the payments described herein are determined to be prohibited under any Law or Rule applicable to a Party's performance of this Agreement, then the Parties shall use best efforts to negotiate and agree upon a mutually acceptable fee structure, as an alternative to the payment of the Service fees and other fees described herein.

(f) Site Advertising Revenue. All advertising revenue derived from the Site, Site Services and the Broker Application Services, howsoever earned or realized, shall belong solely to SEG, except for the gross commissions earned by the Broker for each Trade, minus the fees owed to SEG on such Trade pursuant to this Agreement.

14.  Term of Agreement
     -----------------

The term of this Agreement (the "Term") shall be                   ( ) years
                                                -------------------
commencing on the date hereof unless terminated earlier in accordance with this Agreement.

15.  Indemnity
     ---------

(a) Indemnity. Subject to 15(b), the Broker agrees to indemnify, protect, defend and hold SEG harmless from and against any and all claims, demands, losses, liabilities, penalties and costs (including, without limitation, reasonable attorneys' fees, whether or not suit is brought) arising directly or indirectly out of a breach of any representation, warrantee or covenant made by the Broker in this Agreement; and/or the Investment Accounts and Trades, or arising out of information transmitted through the Service, the Broker's use of the service, Broker's connection to the Service, violation of any rights of another person, or due to or arising from such activities carried out by a person using Broker's Terminal, Broker's password, with Broker's knowledge.

(b)  Proviso. Section 15(a) is effective provided that

Co-Marketing Agreement 2000-17-08                                    Initial [ ]

     (i)   the Broker is promptly notified in writing of such claim or suit,

     (ii) the Broker shall have the sole control of the defense and/or settlement thereof,

     (ii) SEG furnishes to the Broker, on request, information available to the Indemnitee for such defense, and

     (iv) SEG cooperates in any defense and/or settlement thereof as long as the Broker pays all of SEG's reasonable out of pocket expenses and attorneys' fees.

(d) No Admission. The SEG shall not admit any such claim without prior consent of the Broker.

16.  Records and Report
     ------------------

(a) Records. The Broker will accurately record and maintain opening information of all Investment Accounts including names and addresses of Investors when any Investment Account is opened, account balance, current portfolio, and any changes in information in such account, and portfolio including without limitation the date, name, amount and price of securities traded,

(b) Certified Written Report. Within fifteen (15) days following the end of each calendar month, the Broker shall deliver to SEG the written Report Form for the preceding month certified correct by the Chief Financial Officer of the Broker (or a person of similar position, knowledge and responsibility) accompanied by the Payment owing as shown thereon and such supporting information as may be reasonably required by SEG from time to time.

(c) Electronic Report. Broker shall report daily to SEG electronically the information recorded pursuant to subsection (a) above, for each Investor, in the format and using the procedure and protocols required by SEG from time to time in its sole discretion. Consent is given by Broker for SEG to possess such information.

17.  Default and Termination
     -----------------------

(a) Termination on Default. Either the Broker or SEG may terminate this Agreement forthwith upon the occurrence of any event of default
     ("Default") and such Default has not been remedied by the defaulting party within 30 days of notice of default given by the non-defaulting party to the defaulting party specifying the nature of the breach or if such breach cannot be remedied within the said 30 days, the defaulting party has not commenced remedying such breach within the said 30 days or does not continue to remedy such breach expeditiously thereafter; or, if any winding up or liquidation proceedings is instituted by the party or if the party becomes insolvent or seeks protection under any bankruptcy, receivership, trust deed, creditors arrangement, composition or comparable proceeding, or if any such proceeding is instituted against the other (and not dismissed within sixty (60) days); or have been commenced against the Broker, or the Broker enters into receivership or composition or assignment for the benefit of its creditors generally, SEG may terminate this Agreement forthwith and the foregoing notice provision shall not apply. Any termination of this Agreement by any party pursuant to this Section shall be without prejudice to any other rights, powers or remedies such party may be entitled to hereunder or at law and shall not affect any accrued rights or liabilities.

(b) Default Conditions. The following events shall constitute a Default by a party:

     i) If the party ceases to do business, or otherwise terminates its business operations, except as a result of an assignment permitted;

     ii) If the party shall fail to promptly secure or renew any license, registration, permit, authorization or approval for the conduct of its business in the manner contemplated by this Agreement or if any such license, registration, permit, authorization or approval is revoked or suspended; provided that a termination hereunder may only be effected during the period of such revocation or suspension; or

     iii) If the party materially breaches any material provision of this Agreement and fails to cure substantially such breach within ten (10) days of written notice describing the breach; or

     iv) If such party, after consultation with legal counsel, reasonably believes that the activities of the other party or the content of such other party's web site or the statements of opinions express on or through such web site, whether in connection with this Agreement or otherwise, has or is substantially likely to expose such party to criminal or civil liability.

18.  Dispute Resolution
     ------------------
(a) Process. The parties hereto agree to use best efforts to resolve dispute on an informal basis quickly and efficiently. Subject to section 19, all disputes arising out of or in connection with this Agreement or in respect of any defined legal relationship associated therewith or derived therefrom, which cannot be resolved informally on the opinion of either party hereto, will be referred to and finally resolved by arbitration. The place for such arbitration shall be within the jurisdiction in which the Broker is registered or such other place as is mutually agreeable between the parties.

(b) Decision of Arbitrator. The Parties will require the arbitrator to render a decision in writing within 8 weeks of his being appointed and the decision, both on the dispute and on the costs of the arbitration will be final and binding upon the parties hereto.

(c) Authority of Arbitrator. The arbitrator will have full authority to rule on a question of law in the same manner as any judge in any court of competent

Co-Marketing Agreement 2000-17-08                                    Initial [ ]
     jurisdiction and the ruling of the arbitrator on any question of law will be final and binding upon the parties.

(d) Failure to Abide. The failure of a party to abide by the decision of the arbitrator will be a Default under this Agreement.

(e) Exception. Nothing in this section will limit or prohibit the rights of either party to apply to a court of competent jurisdiction for interim protection such as, by way of example, an interim injunction for from enforcing its rights under Section 19 in a court of competent jurisdiction.

19.  Confidential Information
     ------------------------

(a) Each Party ("Receiving Party") agrees that during the Term of this Agreement and for a period of three (3) years thereafter, it will keep confidential and not disclose or use except in performance of its obligations under this Agreement, Confidential Information provided by the party disclosing such information ("Disclosing Party"). Except as (i) otherwise required by law, including, without limitation, as included or to be included in SEG's disclosure requirements under applicable securities law or (ii) or as may be necessary to enforce such Parties' rights under this Agreement, neither party shall disclose the terms of this Agreement to any third party without the prior written consent of the other party. Each party shall use reasonable precautions to protect the others Confidential Information and employ at least those precautions that such party employs to protect its own confidential or proprietary information.

(b) "Confidential Information" shall not include information that the Receiving Party can document:

    (i) is in or (through no improper action or inaction by the Receiving Party or any affiliate, agent or employee) enters the public domain (and is readily available without substantial effort), or

    (ii) was rightfully in its possession or known by it prior to receipt from the Disclosing Party, or

    (iii) was rightfully disclosed to it by another person without restriction, or

    (iv) was independently developed by it by persons without access to such information and without use of any Confidential Information of the Disclosing party. Each party, with prior written notice to the Disclosing party, may disclose such Confidential Information to the minimum extent possible that is required to be disclosed to a governmental entity or agency in connection with seeking any governmental or regulatory approval, or pursuant to the lawful requirement or request of a governmental entity or agency, provided that reasonable measures are taken to guard against further disclosure, including without limitation, seeking appropriate confidential treatment or a protective order, or assisting the other party to do so.

(c) Acknowledgement. The Receiving Party acknowledges and agrees that due to the unique nature of the Disclosing Party's Confidential Information, there can be no adequate remedy at law for any breach of its obligations hereunder, that any such breach may allow the Receiving Party or third parties to unfairly compete with the Disclosing Party resulting in irreparable harm to the Disclosing Party, and therefore, that upon any such breach or any threat thereof, the Disclosing Party shall be entitled to appropriate equitable relief in addition to whatever remedies it might have at law and to be indemnified by the Receiving Party from any loss or harm, including, without limitation, lost profits and attorney's fees, in connection with any breach or enforcement of the Receiving Party's obligations hereunder or the unauthorized use or release of any such Confidential Information. The Receiving Party will notify the Disclosing Party in writing immediately upon the occurrence of any such unauthorized release or other breach. Any breach of this Section will constitute a material breach of this Agreement.

20.  Warranty Disclaimer
     -------------------

THE SITE SERVICES, BROKER APPLICATION SERVICES AND CO-MARKETING OR OTHER PRODUCTS OR SERVICES PROVIDED TO BROKER UNDER THIS AGREEMENT ARE PROVIDED "AS IS" WITHOUT REPRESENTATIONS OR WARRANTY OF ANY KIND, AND SEG DISCLAIMS ALL WARRANTIES, EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT.

21.  Disclaimer of Liability
     -----------------------

SEG AND ITS LICENSORS SHALL HAVE NO RESPONSIBILITY OR LIABILITY WHATSOEVER WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT, A TRADE OR THE SITE (INCLUDING, BUT NOT LIMITED TO, LIABILITY ARISING OUT OF CONTRACT, TORT, STRICT LIABILITY, BREACH OF WARRANTY OR OTHERWISE). NEITHER SEG NOR ITS LICENSORS SHALL BE LIABLE IN ANY EVENT FOR LOSS OR INACCURACY OF DATA, LOSS OF PROFITS OR REVENUE, OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, THE COST OF ANY SUBSTITUTE PROCUREMENT), WHETHER OR NOT FORESEEABLE AND EVEN IF SEG HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

22.  Exploitation.
     ------------

Notwithstanding anything to the contrary in this Agreement, if the Broker is in breach of it obligations under this Agreement or if SEG considers that the market for its Services or Broker Application Services is not being fully exploited or that it would be in the best interests of SEG, SEG may increase the

Co-Marketing Agreement 2000-17-08                                    Initial [ ]
number of logos of brokers it displays on its site; and (b) SEG may delete the Broker's logo from the Site during any period of time when the Broker is in breach of its obligations under this Agreement.

23.  Miscellaneous
     -------------

(a) Entire Agreement. There are no representations or warranties except as expressly set out in this Agreement, including the Schedules attached hereto. This Agreement supercedes all prior understandings or communications between the parties, whether oral or written.

(b) Independence. Neither party shall represent or hold itself out as an agent, legal representative, partner, joint venturer or employee of the other party. Neither party shall have the right or power to, nor shall it bind or obligate the other party in any way whatsoever, nor represent that it has any right to do so. In all public records, and in its relationship with Investors and all other persons, firms or corporations, on letterheads and business forms, the Broker shall indicate its independent ownership of the brokerage business, and that SEG is not acting as its agent or otherwise on its behalf.

(c) Force Majeure. In the event that a party is unable to perform its obligations within the time specified herein due to events which are not within its reasonable control, the time for such party to perform shall be extended by the number of days during which it cannot perform for such reasons. This provision shall not apply to extend the time for delivery of Investment Account opening, financial information, Reports, or payments hereunder.

(d) Governing Law. This agreement shall be construed and enforced in accordance with the laws of the jurisdiction in which the Broker is registered.

(e) Assignment. The Broker shall not assign this Agreement without the prior written consent of SEG. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the parties hereto, and their successors and its assignees.

(f) Amendment. This agreement may only be modified or amended by written agreement duly executed by the parties except in the following circumstances: where, in the sole discretion of SEG, modifications of the relationship between SEG and a particular broker is required by applicable law, SEG shall be entitled to amend this agreement in accordance with such law.

(g) Taxes. All taxes due, or required to be collected or withheld for products or services provided by SEG under this Agreement are to be borne by the Broker. SEG is not responsible for, and shall not be liable for the payment, collection or withholding of such taxes.

(h) Notices. Any and all notices or any other communication provided for herein shall be given in writing and shall either be delivered or sent by telecopy to the address and facsimile numbers set forth on page 1 of this Agreement and shall be deemed to have been given upon receipt if delivered or deemed received upon confirmation of sending by facsimile or if the day of sending is not a business day (weekends and statutory holidays only excepted) on the next business day. Either party may give notice in writing of a change of address in the manner set out above. Report Forms and payments shall be delivered by the Broker to SEG as set out above.

(i) Severability. In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be unenforceable, such provisions shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable.

(j) Survival. The respective obligations of the parties relating to confidentiality, disclaimers of warranties and liabilities, dispute resolution, default and termination, indemnities, miscellaneous provisions, intellectual property, revenue and payment by Broker, records and audits, survive the Termination of this Agreement.

(k) Compliance with Law. All services, including Broker Application Services, Site Services and marketing to be provided by SEG hereunder shall be in accordance with the requirements of the Laws and Rules of the applicable jurisdiction. Each party acknowledges that nothing in this Agreement shall require either party to take any action that is in violation of any Federal, state, provincial or other Law and Rules.

IN WITNESS WHEREOF the parties hereto have duly executed this agreement as of the day and year first above written.

SE GLOBAL COMMUNICATION (HONG KONG) LIMITED    Broker:
                                                      --------------------------

--------------------------------------    --------------------------------------
Authorized Signatory                      Authorized Signatory

Print Name:                               Print Name:
           ---------------------------               ---------------------------

Title:                                    Title:
      --------------------------------           -------------------------------


Co-Marketing Agreement 2000-17-08                                    Initial [ ]

                                 Schedule A - Definitions

(a) "Broker Application Services" means those application services provided to the Broker under this Agreement, including without limitation, any hosting of the Broker's Software by SEG, providing the Broker with access to Qualifies Users via the Broker's Terminal.

(b) "Broker Marks" shall mean solely the Broker trade name, logos and Marks specified in Schedule F hereto;

(c) "Broker's Terminal" means the computer terminal (including CPU, peripherals and software required as a platform for the Broker's Software) and the internet provider utilized by the Broker connecting the Broker to the world wide web which, together with the Broker's Software and SEG Software, allow Investors to communicate with the Broker via the Site to open Investment Accounts with the Broker and order Trades and permit the Broker to perform its obligations under this Agreement.

(d) "Broker's Services" means those Services provided by the Broker to SEG under this Agreement.

(e) "Broker's Software" means the computer software programs provided by SEG for use in conjunction with the Broker's Terminal which will allow Investors to open Investment Accounts and order Trades directly with the Broker, transmit information to SEG for the purpose of the Service including without limitation portfolio information of Investor(s) in a form compatible for use by SEG and receive information and information requests from SEG.

(f) "Confidential" confidential or proprietary information related to the Disclosing Party technology or business that the Receiving Party learns in connection with this Agreement and any other information received from the other, including without limitation, to the extent previously, currently or subsequently disclosed to the Receiving Party hereunder or otherwise: information relating to products or technology of the Disclosing Party or the properties, composition, structure, use or processing thereof, or systems therefor, or to the Disclosing Party's business (including, without limitation, computer programs, code, algorithms, schematics, data, know-how, processes, ideas, inventions (whether patentable or not), names and expertise of employees and consultants, all information relating to customers and customer transactions and other technical, business, financial, customer and product development plans, forecasts, strategies and information), all of the foregoing,

(g) "Designated Brokers" means investment dealers or brokers with whom SEG has entered into an agreement similar to this Agreement and whose logos appear under the Designated Country on the Site.

(h) "Designated Country" means that country that SEG has designated as being the Country for which the Broker will provide its services under this Agreement set out in Schedule D attached hereto.

(i) "Market Information" means publicly available information from reliable sources on business and economics in the Designated Country and its region in the World.

(j) "Governmental Authorities" means all governmental authority having jurisdiction or right to regulate or impose rules or controls on any aspect of business of the Broker.

(k) "Investment Account" means all accounts established by the Investor with the Broker.

(l) "Investor" means a person who has been introduced to the Broker by or through the Site or a person who uses the services of the Broker by or through the Site.

(m) "Laws and Rules" mean all laws, regulations, rules, decisions, orders and any other lawful requirement of any Governmental Authority, including Stock Exchange Rules and Policies of a Securities Commission of competent jurisdiction.

(n) "Payment" means the payment required to be made by the Broker calculated in accordance with Section 13 to be paid in accordance with Section 13.

(o) "Portfolio Management Service" a service which records, store, complies and manage information from a users one or multiple brokerage accounts, and which may allow access to different brokers from within users portfolio management service,

(p) "Qualified User" means those users of the Site for whom it is legally permissible to use the Site and to whom SEG has granted, in its sole discretion, permission to use the Site.

(q) "Service Fee" the fee paid by the Broker to SEG for providing Internet service to the Broker.

(r) "SEG Marks" shall mean solely the SEG trade names, marks and logos specified in Schedule F hereto; provided, however, that SEG, in its sole discretion from time to time, may change the appearance and/or style of the SEG Marks or add or subtract from the list in Schedule F, provided that, unless required earlier by a court order or to avoid potential infringement liability, Broker shall have fourteen (14) days' notice to implement any such changes.

Co-Marketing Agreement 2000-17-08                                    Initial [ ]

(s) "SEG Software" means the computer programs used by SEG for the purposes of the Service.

(t)  "Site Services" means the services of the Site, including without
     limitation, to permit Investors to obtain information from   and, at their
     option, to access and engage the Broker via the Broker's Terminal during
     regular Broker's hours for the   purpose of making Trades, to facilitate
     the electronic transmission of information by Investors to the Broker, Investors investment portfolios and to provide investment portfolio compilation and management services to Investors and other complementary services that SEG may include or add in its own discretion from time to time.

(u) "Site" means the World Wide Web site for the purpose of operation of the Service located at the URL stockexchangeglobal.com or other URL chosen and designated by SEG in SEG's sole discretion.

(v) "Trade" has the meaning given to it under applicable law, and if such definition is uncertain, shall have the meaning accorded to it under the Securities Act of Broker's respective country.

Co-Marketing Agreement 2000-17-08                                    Initial [ ]

                                     SCHEDULE B

Service Fees (in US Dollars)

    Ticket Amount           Recommended          Total
(excluding custodian      Commission Rate   Commission Amount    SEG's Flat Free
fees, tax or duty)

   Less than $2,000           Minimum              $40                 $15
   $2,000 to $2,999           Minimum              $40                 $15
   $3,000 to $3,999           Minimum              $40                 $15
   $4,000 to $4,999           Minimum              $40                 $15
   $5,000 to $5,999           Minimum              $40                 $15
   $6,000 to $6,999            0.75%               $45                 $20
   $7,000 to $7,999            0.75%               $53                 $20
   $8,000 to $8,999            0.75%               $60                 $20
   $9,000 to $9,999            0.75%               $68                 $20
   $10,000 or more             0.75%               $75                max. $25

All currencies are based on local currency converted into US dollar using an 5 days averaged according to the US Federal Reserve Bank Rate.

Advertising Fees (if applicable)

        To be negotiated when applicable.

Other Services (if applicable)

        To be negotiated when applicable.

Co-Marketing Agreement 2000-17-08                                    Initial [ ]

                                     SCHEDULE C

                                     SE GLOBAL
                     BI-MONTHLY BROKER REPORTING STATEMENT
                                (SAMPLE FORM ONLY)

DATE:
-------------------------------------
REPORTING PERIOD:
-------------------------------------
BROKER ID NO.:
-------------------------------------

                                       TRADES

-----------------------------------------------------------------------------------------------------------------------
Date        Customer ID      Transaction     Total Amount in      Total Commission     Total Commission     SEG Fee
                             Reference No.   Local Currency       in Local Currency    converted in USD
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                                                         Total
                                                                                                         USD:
                                                                                                             ----------
-----------------------------------------------------------------------------------------------------------------------

Broker certifies that this form is true and correct of the date written above.

Per:
       --------------------------------------
       Senior Accounting Officer

Name:
       --------------------------------------

Co-Marketing Agreement 2000-17-08                                    Initial [ ]

                                   SCHEDULE D
                               DESIGNATED COUNTRY

Broker's designated Country or Countries shall be as follows:

           ----------------------------------------------------------------
                   City                                   Country
           ----------------------------------------------------------------

           ----------------------------------------------------------------

           ----------------------------------------------------------------

           ----------------------------------------------------------------

           ----------------------------------------------------------------

           ----------------------------------------------------------------




                                   SCHEDULE E

BROKER'S MARKS

                        Attach Broker's Letter Head with Logo








                                   SCHEDULE F

SEG'S MARKS
                                [GRAPHIC OMITTED]
                                SE GLOBAL EQUITIES

Co-Marketing Agreement 2000-17-08                                    Initial [ ]

Exhibit 3-4
                               FRANCHISE AGREEMENT
                               -------------------

AMONG:

            COMPUCOLLEGE INC. and INTERNATIONAL BUSINESS SCHOOLS INC.

                          (collectively the "Franchisor")

                                       - and -

              CIBT CANADIAN INSTITUTE OF BUSINESS & TECHNOLOGY CORP.

                                 (the "Franchisee")

                                       - and -

                       ANNOVA INTERNATIONAL HOLDINGS CORP.

                                 (the "Guarantor")

                                  TABLE OF CONTENTS
                                  -----------------
                                                                            Page
                                                                            ----

ARTICLE ONE - TRUTH OF RECITALS                                                2

ARTICLE TWO - INTERPRETATION                                                   2
     Specific Definitions                                                      2
     Schedules                                                                 7
     Gender and Number                                                         7
     Currency                                                                  7
     Article and Section Headings                                              7
     Entire Agreement                                                          7
     Non-Waiver                                                                7
     Severability of Provisions                                                7
     Applicable Law                                                            7
     Attornment                                                                8
     Compliance with Laws                                                      8
     Variance from Standard Franchise Agreement                                8

ARTICLE THREE -SCOPE OF LICENCE                                                8
     Grant                                                                     8
     Exclusive Territory                                                       8
     Additional Territories                                                    9
     Renewal                                                                  10

ARTICLE FOUR - PREMISES                                                       11
     Selection of Premises                                                    11
     Relocation of Franchised Business                                        12
     Additional Premises                                                      12
     Development of Premises [Franchisee Developed]                           13
     Fixtures, Equipment and Signs                                            14
     Cost of Development [Franchisee Developed]                               14
     Franchised Business Opening [Franchisee Developed]                       15
     Opening Inventory                                                        15

ARTICLE FIVE - FRANCHISOR OBLIGATIONS                                         16
     Initial Training Programme                                               16
     Initial Assistance                                                       16
     Operating Assistance                                                     16
     Multiple Locations                                                       17

ARTICLE SIX -FRANCHISEE OBLIGATIONS                                           17
     Operation of the System                                                  17
     Authorized Products                                                      18

     Courses                                                                  19
     Suggested Fees and Prices                                                20
     Equity and Working Capital                                               20
     Insurance                                                                20
     Group/Blanket Insurance                                                  21
     Reporting                                                                21
     Inspection and Audit                                                     22
     Enquiries by Franchisor                                                  22

ARTICLE SEVEN - FEES AND REPORTING                                            22
     Initial Franchise Fee                                                    22
     Additional Premises Fee                                                  23
     Royalty Fee                                                              23
     Overdue Amounts                                                          24

ARTICLE EIGHT - ADVERTISING                                                   24
     Local Advertising                                                        26
     Telephone Listings                                                       26

ARTICLE NINE - TRADE MARKS                                                    27
     Use of Trade Marks                                                       27
     Indemnification of the Franchisee                                        30
     Registration of Trade Marks                                              30

ARTICLE TEN - MANUAL                                                          31
     Manual                                                                   31
     ARTICLE ELEVEN - CONFIDENTIALITY                                         31
     Confidentiality                                                          31

ARTICLE TWELVE - NON-COMPETITION                                              32
     Non-Competition during Agreement                                         32
     Non-Competition following Termination                                    32

ARTICLE THIRTEEN - SECURITY                                                   33
     Security                                                                 33

ARTICLE FOURTEEN - ASSIGNMENT, TRANSFER AND SALE                              34
     General                                                                  34

     Sale                                                                     36

ARTICLE FIFTEEN - TERMINATION                                                 37
     Termination Without Notice                                               37
     Termination with Notice                                                  39
     Appointment of Manager                                                   40
     Remedies of Franchisor                                                   40
     Exercise of Remedies                                                     42

ARTICLE SIXTEEN - RIGHTS AND OBLIGATIONS ON TERMINATION                       42
     Franchisee's Obligations on Termination or Expiration                    42
     Repurchase and Assignment                                                43
     Power of Attorney                                                        44

ARTICLE SEVENTEEN - RELATIONSHIP AND INDEMNIFICATION                          45
     Independent Parties                                                      45
     Liability of Franchisee                                                  45
     Non-Liability                                                            45
     Franchisee Indemnity                                                     45
     Taxes                                                                    45

ARTICLE EIGHTEEN - GUARANTEE                                                  45

ARTICLE NINETEEN - GENERAL                                                    46
     Counterparts                                                             46
     Successors and Assigns                                                   46
     Assignments                                                              46
     Survival                                                                 47
     Notice                                                                   47
     Right of Set-Off                                                         47
     Not Withhold Payment                                                     47
     Rights of the Franchisor are Cumulative                                  47
     Acknowledgements                                                         47
     Franchisor Warranties                                                    48
     Further Assurances                                                       49
     Language                                                                 49
     Arbitration                                                              49

SCHEDULE "A" -TERRITORY
SCHEDULE "B" - FEES AND OTHER MATTERS
SCHEDULE "C" - LEASE PROVISIONS
SCHEDULE "D" - SYSTEM
SCHEDULE "E" - GENERAL SECURITY AGREEMENT

              THIS FRANCHISE AGREEMENT made as of the 28th day of February, 1995

AMONG:

                   COMPUCOLLEGE INC., and INTERNATIONAL
                   BUSINESS SCHOOLS INC.,
                   -------------------------------------------------------------
                   corporations incorporated under the laws of Canada,

                   (hereinafter together called the "Franchisor")

                                                               OF THE FIRST PART

                         and

                   CIBT CANADIAN INSTITUTE OF BUSINESS &
                   TECHNOLOGY CORP.
                   -------------------------------------------------------------
                   a corporation incorporated under the laws of British Columbia

                   (hereinafter called the "Franchisee")

                                                              OF THE SECOND PART

                         and

                   ANNOVA INTERNATIONAL HOLDINGS CORP., a
                   corporation incorporated under the laws of British
                   Columbia
                   -------------------------------------------------------------

                   (hereinafter called the "Guarantor")

                                                               OF THE THIRD PART

WHEREAS:

1. The Franchisor and its affiliated, associated and related companies have developed a uniform business format and uniform methods, procedures, standards, specifications, courses and teaching materials for the operation of private career and vocational training schools under the trade names "COMPUCOLLEGE", "COMPUCOLLEGE SCHOOL OF BUSINESS" and "THE TORONTO SCHOOL OF BUSINESS";

2. The Franchisee has applied to the Franchisor for the right to operate the Franchised Business (as hereinafter defined) as an independent franchisee of the Franchisor and the Franchisor has approved such application and has thereby agreed to grant unto the Franchisee the right and franchise to operate as an independent franchisee the Franchised Business from the Premises (as hereinafter defined) under the Trade Marks (as hereinafter defined) including, without limitation, "COMPUCOLLEGE", in reliance upon all of the representations and statements contained in and made in connection with such application by the Franchisee, including specifically (but not exclusively), as to the financial resources and expertise of the Franchisee and Guarantor;

3. The Franchisee intends to carry on the Franchised Business in conjunction with its other educational activities in the Territory, so long as such educational activities do not conflict or overlap with the Courses, as provided for in this Agreement.

       NOW THEREFORE in consideration of the mutual agreements hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which is acknowledged by each of the parties hereto), the parties agree each with the other as follows:

                                  ARTICLE ONE
                                  -----------
                               TRUTH OF RECITALS
                               -----------------

1.01   Recitals Correct- The parties hereby acknowledge and declare that the
       ----------------
foregoing recitals are true and correct in substance and in fact.

                                  ARTICLE TWO
                                  -----------
                                 INTERPRETATION
                                 --------------

2.01 Specific Definitions - Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

"Additional Premises" means any premises other than the Premises which is to be
--------------------
used directly or indirectly for the operation of the Franchised Business including, without limitation, sales offices, administrative offices or alternative teaching facilities.

"Additional Premises Fee" has the meaning set forth in Section 7.02 of this
------------------------
Agreement, provided that no fee will be charged other than in connection with the actual operation of a School.

"Affiliate " means any corporation which is directly or indirectly controlled by the Franchisor or Franchisee, as the case may be, or is controlled by the same person(s) which control(s), directly or indirectly, the Franchisor or Franchisee, as the case may be.

"Agreement" means this agreement entitled "Franchise Agreement" and all
----------
instruments supplemental hereto or in amendment or confirmation hereof.

"Confidential Information" has the meaning set forth in Section 11.01 of this
-------------------------
Agreement.

"Courses" means the courses, seminars, conventions, conferences, tutorials,
---------
lessons, modules, subjects and curriculums outlined and designated by the Franchisor (including, without limitation, certificate and diploma programs) from time to time offered or to be offered by the Franchised Business, whether or not held or offered at the Premises, as the same may be supplemented, revised, withdrawn, substituted or otherwise changed in whole or in part from time to time by the Franchisor in its sole discretion. Courses shall not include courses developed and/ or offered by the Franchisee in accordance with
Section 6.02A of this Agreement.

"Deposit" means the deposit paid by the Franchisee to the Franchisor in
--------
connection with the Initial Franchisee Fee, in the amount set forth in Schedule "B" to this Agreement.

"Development" means the construction, finishing, furnishing and equipping of the
------------
Premises to permit its use for the Franchised Business.

"Financial Terms" has the meaning set forth in Section 3.03(d) of this
----------------
Agreement.

"Force Majeure" means an event or occurrence, or series of occurrences, which
--------------
cause delay in the performance of an act or compliance with a covenant caused by fire, strike lock out, inability to procure material, restrictive laws or government regulations or other cause of any kind beyond the reasonable control of the party obliged to perform or comply, excepting a delay caused by financial, solvency or capitalization problems.

"Franchised Business" means the School"' to be carried on by the Franchisee in
--------------------
accordance with the provisions of this Agreement.

"General Security Agreement" means the general security agreement attached
---------------------------
hereto as Schedule "E".

"Government" includes any federal, provincial or state, municipal or local
-----------
government or government-sponsored or owned agencies, boards or corporations or any other instrument of government.

"Gross Revenue" means the aggregate of all direct or indirect sources of revenue
--------------
and other income of the Franchisee from whatever source derived, calculated by the accrual method of accounting, whether or not received by way of cheque, cash, credit or otherwise arising out of the Franchised Business and including, without limitation, the following:

(a) fees recorded or charged at the time of enrolment or application for registration for all Courses (whether paid or owing and whether paid or owing by the attendee of the Course or some other person on such attendee's behalf including, without limitation, the Government). For greater certainty, fees shall include the full amount of fees for Courses whether or not a student has started a Course and whether or not the fees have been earned or are unearned or have been deferred by the Franchised Business;

(b) revenue of the Franchisee arising from a division of fees as between the Franchised Business and another School in respect of a student transferring from one such School to another for all or part of a Course, the procedure for allocating such shared student fees being more particularly described in the Manual;

(c) commissions, royalties and gross revenues earned from the sale of books, Course books and materials, and promotional items and wares related to the Franchised Business.

(d)   membership fees for alumni and other associations;

(e) commissions, royalties and gross revenues from the operation of or direct or indirect participation in any placement, outplacement or relocation service, resume preparation or related counseling services for students of the Franchised Business;

(f) commissions, royalties and gross revenues generated by the Franchised Business from any secretarial, bookkeeping, accounting or computer services, and

(g) the proceeds of any business interruption insurance, related to the Franchised Business,

but excluding or deducting, without duplication, the following amounts:

      (i)   investment income earned by the Franchisee;

      (ii) refunds or discounts given to students resulting in an actual reduction of fees or amounts otherwise payable to the Franchisee;

      (iii) write offs for bad debts by the Franchisee,

      (iv) revenues of the Franchisee derived from activities other than those specifically set out herein as part of the Franchised Business,

      all in the ordinary course of business and in accordance with the System and this Agreement.

"Initial Franchise Fee" has the meaning set forth in Section 7.01 of this
---------------------
Agreement.

"Lease" means a lease or other right to occupy premises for a school.
------

"Manual" means collectively any manuals, publications or other materials
-------
relating to the System, including, without limitation, all newsletters, correspondence, Government or similar directives (whether received via the Franchisor or directly from the Government itself), books, pamphlets, memoranda, written, computer and electronic communications and any other materials or publications distributed, recommended or from time to time prepared by or on behalf of the Franchisor as such materials may be supplemented, revised, withdrawn, substituted, modified or otherwise changed by the Franchisor from time to time provided same are delivered to the Franchisee by the Franchisor and identified on delivery as part of the Manual and same are consistent with this Agreement.

"Person" includes an individual, sole proprietor, partnership, incorporated
 ------
association, syndicate or organization, corporation, or a natural person in his or her capacity as a trustee, executor, administrator or other legal representative;

"Premises" means the premises for the operation of the Franchised Business
---------
selected pursuant to Section 4.01 hereof and, where the context requires, includes any Additional Premises for the operation of the Franchised Business as approved by the Franchisor pursuant to Section 4.03 of this Agreement.

"Prime Bank Rate" means the prime commercial lending rate of interest (expressed
----------------
as an annual rate) which the Franchisor' s primary bank in Toronto, Canada establishes as the reference rate of interest for the purpose of determining the rate of interest that it will charge to its customers for loans in Canadian funds, as in effect from time to time;

"Renewal Fee" has the meaning set forth in Section 3.03(i) of this Agreement.
-------------

"Renewal Notice" has the meaning set forth in Section 3.03(d) of this Agreement.
---------------

"Renewal Option" has the meaning set forth in Section 3.03 of this Agreement.
---------------

"Renewal Term" has the meaning set forth in Section 3.03 of this Agreement.
--------------

"Royalty Fee" has the meaning set forth in Section 7.03 of this Agreement.
------------

"School" means a private career and vocational training school carried on and
-------
operated in accordance with the System and utilizing the Trade Marks in association therewith.

"System" means the standards, methods, operations, procedures, policies and
-------
specifications developed or utilized by the Franchisor and as may from time to time be supplemented, revised, withdrawn, substituted, modified or otherwise changed by the Franchisor, in its sole discretion, for the operation of each School including specifically, but not exclusively, the Manual and standards, methods, operations, procedures, policies and specifications relating to:

(a)   Academics as set out in Schedule "D-l";

(b)   Administration and Finance as set out in Schedule "D-2";

(c)   Admission and Marketing as set out in Schedule "D-3";

(d)   Student and Graduate Services as set out in Schedule "D-4"; and

(e)   any such other matters as the Franchisor deems relevant or applicable.

"Term" means the period of time commencing on the date of this Agreement and
-----
ending on that date set out in Schedule "B" unless terminated sooner as provided herein and subject to the right of renewal and including all Renewal Terms as provided in this Agreement.

"Territory" means the area described in Schedule "A" hereto.
----------

"Trade Marks" means the trade or business names, trade marks, designs, graphics,
------------
logos and other commercial symbols and advertising and other slogans of the Franchisor in connection with the Franchised Business, including without limitation, the trade mark "COMPUCOLLEGE" and the trade or business names "COMPUCOLLEGE", " COMPUCOLLEGE SCHOOL OF BUSINESS" and "THE TORONTO SCHOOL OF BUSINESS".

"Transfer Fee" has the meaning set forth in Section 14.01 of this Agreement.
-------------

2.02   Schedules- The following schedules are annexed hereto and shall form
       ---------
part of this Agreement:

       Schedule A   -   Territory

       Schedule B   -   Fees and Other Matters

       Schedule C   -   Lease Provisions

       Schedule D   -   System

       Schedule E     General Security Agreement

2.03   Gender and Number- In this Agreement, words importing the singular
       -----------------
include plural and vice versa; and words importing gender include all genders.

2.04   Currency- All references to money amounts herein, unless otherwise
       --------
specified, shall be to Canadian currency.

2.05   Article and Section Headings - The insertion of headings and the
       ----------------------------
division of this Agreement into Articles and Sections are for convenience of reference only and shall not affect the interpretation hereof.

2.06   Entire Agreement - This Agreement, the documents incorporated by
       ----------------
reference herein, and the schedules annexed hereto, constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written. Except as provided herein, there are no oral or written conditions, representations, warranties, undertakings or agreements made by the Franchisor to the Franchisee. No supplement, modification, or waiver of this Agreement shall be binding unless executed in writing by the parties.

2.07   Non-Waiver - The failure of the Franchisor to exercise any right, power
       ----------
or option given hereunder, or to insist upon the strict compliance with the terms and conditions hereof by the Franchisee shall not constitute a waiver of the terms and conditions of this Agreement with respect to any other or subsequent breach thereof, nor a waiver by the Franchisor of its rights at any time thereafter to require strict compliance with all the terms and conditions hereof. Time shall be of the essence of this agreement and every part hereof.

2.08   Severability of Provisions - The unenforceability of any provision of
       --------------------------
this Agreement shall not affect the enforceability of any other provision hereof and any such unenforceable provision shall be deemed to be severable.

2.09   Applicable Law- This Agreement shall be construed in accordance with
       --------------
the laws of the Province of Ontario and the laws of Canada applicable therein.

2.10   Attornment- The Franchisee hereby attorns to the jurisdiction of the
      ----------
courts of the Province of Ontario.

2.11   Compliance with Laws - The Franchisee agrees that it is its sole
      --------------------
responsibility to comply with and, notwithstanding anything herein contained, that it shall comply with all statutes, laws, by-laws, rules, regulations, directives, decisions and requirements of every Government authority applicable to the operation of the Franchised Business or in which the Premises are located. In particular, the Franchisee shall not take any action which will jeopardize, negatively impact upon or in any manner whatsoever damage the System, any School or the Franchised Business. Without limiting the generality of the foregoing, the Franchisee shall, on request by the Franchisor in its sole discretion, immediately execute all certificates, declarations, instruments and documents that are necessary to comply with any laws or regulations of any applicable jurisdiction in which the Franchised Business is operated or the Premises are located with respect to the formation, continuance, operation or dissolution of the System, any School or the Franchised Business.

2.12   Variance from Standard Franchise Agreement - All portions of this
      ------------------------------------------
Agreement shaded in gray represent additions to the Franchisor's standard franchise agreement, while portions of the Agreement indicated with "strike out" represent deletions to the Franchisor's standard franchise agreement.

                                  ARTICLE THREE
                                  -------------
                                SCOPE OF LICENCE
                                ----------------

3.01   Grant - Subject to the provisions of the Agreement, the Franchisor
       -----
hereby grants to the Franchisee for the Term the exclusive right and licence to operate the Franchised Business in accordance with the System at the Premises and the non-exclusive right and licence to use the Trade Marks in connection therewith.

3.02   Exclusive Territory- During the Term, and as long as the Franchisee is
       -------------------
not in default hereunder, the Franchisor shall not directly or indirectly operate or grant another franchisee the right and licence to operate a School or use the Trade Marks in the Territory without the prior written consent of the Franchisee which the Franchisee may withhold at its discretion.

       The exclusivity herein granted to the Franchisee in connection with the Territory shall be conditional upon the Franchisee developing and opening operating School locations within the Territory in accordance with the following timetable (year 1 commencing as of the date hereof and each subsequent year commencing on each subsequent anniversary of the date hereof):

                            No. of New Additional      Cumulative No. of
                Year        Locations to be Opened     Locations Opened
                ----        ----------------------     ----------------

                 1                   1                        1
                 2                   1                        2
                 3                   2                        4
                 4                   2                        6
                 5                   2                        8

        If the Franchisee opens a fully operating school location but later determines to close the location due to adverse conditions, the location shall be included in the cumulative number of locations for the purpose of this section.

        If the Franchisee does not meet the cumulative number of locations set forth in the timetable set forth above, exclusivity shall be reduced to a fifteen mile radius surrounding the locations that then exist. A location shall be deemed open and existing for the purpose of this section if a lease or right to occupy space has been secured and the location opens for business as a School within 12 months of the date on which it is determined that the above schedule has not been satisfied. Should any delay in meeting the above timetable result from any Force Majeure, despite the Franchisee's best efforts, the target dates on the timetable will be reasonably extended by the Franchisor to take into consideration the delay attributable to such Force Majeure. For further clarity, financial, solvency or capitalization problems specific to the Franchisee are not acceptable excuses for not satisfying the timetable.

3.02A  Additional Territories - On or before the second anniversary of the
       ----------------------
date hereof, subject to having complied with and being in good standing with all provisions of this Agreement, the Franchisee shall have the option to acquire additional rights in connection with the territories of Malaysia and/or Thailand. In connection therewith, however, the Franchisee shall pay to the Franchisor a supplementary franchise fee for the extension of its Territory as follows:

                          Country          Supplementary Franchise Fee
                          -------          ---------------------------

                          Malaysia          Cdn. $100,000
                          Thailand          Cdn. $ 80,000

During the aforementioned two year period, should the Franchisor receive an offer from an arm's length party t acquire the franchise territory rights for either or both of Malaysia and Thailand which the Franchisor is prepared to accept, it shall so notify the Franchisee who shall then have a period of 30 days in which to notify the Franchisor in writing of the Franchisee's intention to acquire the territory in respect of which the Franchisor is prepared to accept the third-party offer. Under such circumstances, the Franchisee shall pay in full to the Franchisor the supplementary franchise fee specified above (regardless of the amount that the Franchisor was prepared to accept from the arm's length party) for the territory in question together with formal written notice of its intention to acquire such territory or territories. Should the Franchisee not exercise its option to acquire the additional territory or territories in the manner specified above, such right shall expire and the Franchisor shall be entitled to dispose of either or both of such territories in any manner it deems appropriate in its sole discretion.

3.03   Renewal - The Franchisee shall have the option (the "Renewal Option")
       -------
to renew this Agreement for an additional term set forth in Schedule "B" (the "Renewal Term") provided that each of the following terms and conditions have been met prior to such renewal:

(a) the Franchisee shall have complied with all the provisions of this Agreement, the Lease, the General Security Agreement, and any other agreement among all or any of the parties hereto (including agreements with Affiliates);

(b) the Franchisee shall at all times during the Term have fully complied with the System;

(c) all monetary obligations owed by the Franchisee to the Franchisor and its Affiliates shall have been satisfied prior to any such renewal and shall have been in good standing throughout the Term;

(d) the Franchisee shall have given to the Franchisor at least six months and not more than twelve months written notice (the "Renewal Notice") prior to the expiry of the Term of its intention to renew this Agreement. The Franchisor shall within thirty days of receipt of the Renewal Notice give notice in writing to the Franchisee of any proposed changes Royalty Fees or local advertising fees (for the purposes of this paragraph, the "Financial Terms") specified in the Agreement or die schedules to the Agreement including, without limitation, Schedule "B" to the Agreement provided, however, that such Financial Terms shall in no more onerous on the Franchisee than on any other new or renewing franchisee at the time the Franchisee renews this Agreement. The Franchisee shall be entitled at its option within thirty days of receipt of notice from the Franchisor of a proposed increase in the Financial Terms, to deliver a written revocation of the Renewal Notice to the Franchisor. The Franchisee shall, however, be deemed to have accepted the Financial Terms and be obligated to proceed with the renewal provided that no such written revocation is so delivered by the Franchisee to the Franchisor within the applicable thirty day period. In connection with Local Advertising, the parties shall attempt to agree upon a reasonable monthly figure or other arrangement which shall apply during the Renewal Term, failing which, the Local Advertising issue shall be referred to arbitration. in the manner provided in Section 19.13 of this Agreement, the result of such arbitration being final and binding upon the parties.

(e) the Franchisee shall have secured the right to remain in possession of the Premises or other premises acceptable to the Franchisor in accordance with
      Section 4.01 hereof for the Renewal Term;

(f) the Franchisee shall reimburse the Franchisor for all reasonable costs and expenses incurred in connection with such renewal including, without limitation, reasonable legal, administrative, and accounting fees;

(g) the Franchisee shall make all reasonable capital and other expenditures required by the Franchisor to renovate, redecorate and modernize the Premises so as to reflect the then current image of a School;

(h) prior to the commencement of the Renewal Term, if requested by the Franchisor, the Franchisee shall execute the Franchisor's then current form of franchise agreement, which agreement may contain different terms (including, without limitation, Financial Terms) from those set forth herein (but shall exclude any requirement to pay an Initial Franchise Fee and shall exclude any further right of renewal), provided such terms are consistent with the relationship of the Franchisor and Franchisee established in this Agreement. Nothing in this Agreement shall preclude the Franchisor and the Franchisee from negotiating additional rights of renewal at the end of the Renewal Term; and

(i) the Franchisee shall pay the Franchisor a Renewal Fee in the amount set forth in Schedule "B" hereto.

                                    ARTICLE FOUR
                                    ------------
                                      PREMISES
                                      --------

4.01 Selection of Premises - The parties acknowledge that it is essential that Premises within the Territory, acceptable to the Franchisor for the operation of a School, shall. have been mutually agreed upon by the parties and:

(a) where the Premises are owned by an independent third party and are not leased by the Franchisor or an Affiliate, a Lease for the Premises subject to the approval of the Franchisor shall be entered into by the Franchisee within twelve months from the date of execution hereof such approval not to be unreasonably withheld or delayed.

If the Premises have not been selected at the time of execution of this Agreement, the Franchisor agrees to use reasonable efforts to assist the Franchisee in obtaining suitable Premises as soon as practicable. If no such Lease is executed within twelve months from the date of execution hereof, then the Franchisor or the Franchisee may terminate this Agreement, and, in such event, the Franchisor shall return to the Franchisee the Initial Franchise Fee less the Deposit as well as the Franchisor's reasonable costs incurred in connection with this Agreement including, without limitation, the training of the Franchisee and its employees, the investigation and approval of the Franchisee and the Territory and Premises, advertising and promotion of the Franchised Business and all other miscellaneous and administrative expenses. This Agreement shall immediately thereafter terminate without any further liability of either party to the other, including, without limitation, any liability for damages, consequential loss, loss of income or loss of expectation of profit or any other damages, loss or costs incurred in connection with the Franchised Business or this Agreement. Franchisee shall use all reasonable efforts to ensure that provisions set forth in Schedule "C" hereto are materially incorporated into the Lease and such provisions shall be binding upon the Franchisor, the Franchisee and the landlord of the Premises and the Premises shall be located at the location set forth in Schedule "B" hereto.

4.02   Relocation of Franchised Business - The Franchisee shall operate the
       ---------------------------------
Franchised Business only at the Premises and shall not relocate except with the Franchisor's prior written consent which consent may be arbitrarily or unreasonably withheld. If the Lease expires or terminates without fault of the Franchisee, or if the Premises are destroyed, condemned, or otherwise rendered unusable or, if in the reasonable judgement of the Franchisor there is a change in the character of the location of the Premises sufficiently detrimental to its business potential to warrant its relocation, the Franchisor shall grant permission for relocation of the Franchised Business to a location or site which is acceptable to the Franchisee with consent of the Franchisor, such consent not to be unreasonably withheld. Any such relocation shall be at the Franchisee's sole cost and expense and the Franchisor may, at its option, charge the Franchisee for all reasonable costs incurred by the Franchisor, including a reasonable charge for consulting or any other services in connection with such relocation.

4.03   Additional Premises - The Franchisee may operate the Franchised Business
       -------------------
from Premises in only one location in the Territory. If the Franchisee, however, wishes to use or open an Additional Premises in the Territory, the Franchisee may carry on the Franchised Business from such Additional Premises provided that:

(a) the selection, lease or sublease, Development, fixtures, equipment, signs, opening and need for such Additional Premises shall be in accordance with the requirements of this Article Four and shall be approved by the Franchisor which approval shall not be arbitrarily or unreasonably withheld. Should, however, the Franchisee fail to meet the condition for additional franchised locations set forth in Section 3.02, the Franchisee shall require approval from the Franchisor for any subsequent Additional Premises, which approval may at such point be arbitrarily or unreasonably withheld; and

(b) the Franchisee shall pay the Franchisor the Additional Premises Fee as set out in Schedule "B" hereto.

4.04   Development of Premises [Franchisee Developed] - As soon as practicable
       -----------------------
after the execution of the Lease but not longer than 45 days thereafter, the Franchisor shall, at no additional cost to the Franchisee, advise and assist the Franchisee in connection with the Development of the Premises, including:

(a) assistance in developing and approving standard layout plans, specifications and drawings for the Development;

(b) advising the Franchisee in connection with obtaining all necessary building permits and other authorizations for the Development of the Premises and the operation of the Franchised Business; and

(c) advising the Franchisee in connection with procuring the services of a mutually acceptable contractor for the Development of the Premises.

The Franchisee shall seek the consent of the Franchisor, not to be unreasonably withheld, in connection with all aspects of the Development of the Premises.

4.05   Fixtures, Equipment and Signs - The Franchisee agrees to purchase or
       -----------------------------
lease only those fixtures, equipment and inventory (including computer hardware and software systems, word processing and other equipment) and signs that the Franchisor has approved as meeting the specifications and standards of the System. The Franchisee acknowledges that these products are necessary to maintain the uniformity and quality of the products and services offered under the System. The Franchisee must purchase or lease all such products or services to be used in connection with the Franchised Business in accordance with the Franchisor's quality control standards.


4.06   Cost of Development [Franchisee Developed] - The Franchisee shall do or
       -------------------
cause to be done all matters and things relating to the Development at its sole cost and expense including, without limitation:

(a) retaining and compensating any architects, space planners, engineers, contractors, sub-contractors or other professionals required in connection with the Development of the Premises;

(b) obtaining or acquiring building, utility, signage, health, sanitation, business and other required permits and licences;

(c) completing the Development of the Premises and decorating the Premises in compliance with the plans and specifications of the System supplied or approved by the Franchisor; and

(d) purchasing or leasing and installing all fixtures, equipment and signs required for the Premises pursuant to Section 4.05 hereof.

4.07   Franchised Business Opening [Franchisee Developed]- If within twelve
       --------------------------------------------------
months from the date of execution of the Lease, the Franchisee shall not have completed all Development of the Premises as required pursuant to Section 4.06 hereof or shall not have commenced to operate the Franchised Business, then this Agreement and the licence granted hereby may be terminated by the Franchisor upon giving written notice to the Franchisee. If such termination occurs, the Franchisor shall not have any further liability for damages, consequential loss, loss or costs incurred in connection with the Franchised Business or the Agreement. If the Franchisee is unable to complete such Development and commence such operation within such period due to circumstances beyond the Franchisee's reasonable control, the Franchisee shall give at least ten days prior written notice to the Franchisor in connection therewith. The Franchisee shall then be entitled to such additional time as may be reasonably required to complete such Development and commence such operation upon receipt of written approval from the Franchisor, which approval shall not be unreasonably withheld. Such extension shall in any event not exceed thirty days in the aggregate . The Franchisee shall give at least ten days' prior written notice to the Franchisor of the proposed opening date. The Franchised Business shall not be opened without prior written approval of the Franchisor, which approval shall not be unreasonably withheld or delayed.

4.08   Opening Inventory - The Franchisee agrees to purchase any such opening
       -----------------
inventory of books, texts, course outlines, literature, related materials, stationery and supplies as the Franchisor reasonably determines to be necessary or desirable to commence operation of the Franchised Business in the Territory.

                               ARTICLE FIVE
                               ------------
                         FRANCHISOR OBLIGATIONS
                         ----------------------

5.01   Initial Training Programme - The Franchisor shall make available and the
       --------------------------
Franchisee shall, in the sole discretion of the Franchisor, successfully complete an initial training programme consisting of such number of weeks of training in connection with the methods, procedures, standards and specifications of the System as the Franchisor acting reasonably shall deem appropriate. The initial training programme may be held at an existing School or at such other location anywhere as may be specified by the Franchisor in its sole discretion. The Franchisor may designate up to three individuals representing the Franchisee and proposed to be involved in the management and operation of the Franchised Business to attend and successfully complete the initial training programme in the manner and on the terms specified herein. The Franchisee shall bear all transportation, accommodation, meals and other costs and expenses of the Franchisee and any such individuals for such initial training programme.

5.02   Initial Assistance - The Franchisor may make available to the Franchisee
       ------------------
such initial assistance as the Franchisor considers appropriate acting reasonably. In particular, the Franchisor:

(a) shall choose and secure appropriate Premises or provide assistance in connection therewith in the manner contemplated in Section 4.01 of this Agreement;

(b) shall be involved in the Development of the Premises or provide assistance in connection therewith, in the manner contemplated in Section 4.04 of this Agreement;

(c) may provide introductions to lenders for loans for use in connection with the construction or renovation of the Premises, the purchase and/or lease of the fixtures, equipment, furniture and computer system, and working capital;

(d) may assist the Franchisee in connection with its initial advertising and hiring of salespeople and teachers;

(e)   shall provide the initial training program in the manner contemplated in
      Section 5.01 of this Agreement; and

(f) shall lend the Franchisee one copy of the Manual for each Premises at which the Franchisee carries on the Franchised Business.

5.03   Operating Assistance - The Franchisor shall make available to the
       --------------------
Franchisee such operating assistance and training on a continuing basis as the Franchisor considers appropriate acting reasonably and, in particular, the Franchisor shall give, from time to time, direction and advice with respect to the implementation and interpretation of all or any portion of the System in connection with the general operation and administration of the Franchised Business.

5.04   Multiple Locations - The Franchisor acknowledges that the Franchised
       ------------------
Business is intended to consist of multiple locations and this Agreement shall be construed accordingly.

                                ARTICLE SIX
                                -----------
                         FRANCHISEE OBLIGATIONS
                         ----------------------

6.01   Operation of the System - In order to maintain the high quality and
       -----------------------
uniform standards associated with the System and Trade Marks, and to promote and protect the goodwill associated therewith, the Franchisee agrees:

(a) to operate the Franchised Business as a School and , subject to Section 6.02A, not to engage in any other type of business at the Premises without the prior written consent of the Franchisor, which may not be arbitrarily and unreasonably withheld;

(b) to equip, maintain and operate the Franchised Business in full accordance with the System;

(c) to promote the Franchised Business using the advertising, operational, sales and promotional materials and programmes developed from time to time by the Franchisor appropriate for the Franchisee's market in the reasonable discretion of the Franchisor;

(d) to comply at all times with all federal, provincial or state, municipal and local laws, regulations, by-laws, orders, directives rulings and permits having application to the operation of the Franchised Business in the manner described in Section 2.11;

(e) without limiting the generality of Section 6.01(d) above, to obtain and maintain in good standing, at the sole cost of the Franchisee, all required Government registrations and licences of the Franchisee and/or Franchised Business as a private vocational or career school, to comply with all applicable statutes and regulations relating to the Franchisee and/or the Franchised Business and to maintain proper certification or licences from appropriate Government authorities. The Franchisor agrees to provide the Franchisee with reasonable assistance in connection with the foregoing;

(f) to devote the Franchisee's best efforts and attention to the daily management and operation of the Franchised Business;

(g) if reasonably required by the Franchisor, to attend and participate, with such personnel of the Franchisee as the Franchisor may require from time to time, at any additional or supplemental training courses, seminars, conferences or franchisee meetings which may be conducted by or on behalf of the Franchisor from time to time in connection with the methods, procedures, standards and specifications of the System. Such courses, seminars or meetings may be held at an existing School or such other location anywhere as may be specified by the Franchisor. The Franchisor shall have the right to charge the Franchisee a reasonable fee for such courses, seminars or meetings and the Franchisee shall also be solely responsible to pay all transportation, accommodation, meal and other expenses of the Franchisee and its personnel relating to such courses, seminars or meetings;

(h) to introduce and utilize such computer systems (including, as examples, computerized bookkeeping and accounting, academic, word processing or data processing systems) as may be established or designated by the Franchisor, acting reasonably and having regard to the Territory from time to time for the Franchised Business. The Franchisee agrees to rent or otherwise acquire such computer hardware, software and processing equipment as may be required therefor. The Franchisee shall be responsible for all rental payments, maintenance charges, if any, in respect of such computer hardware, software and processing equipment. The Franchisor agrees to supply all campus management software (and upgrades, if any) at its own cost and with no licensing or user fees; and

      (i) that the Franchised Business must at all times be under the direct, on-premises supervision of the Franchisee, or if the Franchisee is a corporation or partnership, a senior employee of the Franchisee corporation or the general partner of the who has attended and successfully completed the Franchisor's initial training program in accordance with Section 5.01 and who must devote his or her full time attention and energy during business hours to the supervision and management of the Franchised Business. The Franchisee acknowledges that the success of the Franchised Business will depend upon the personal and continued efforts, supervision and attention of the Franchisee.

6.02   Authorized Products - The Franchisee acknowledges that it is in the
       -------------------
interest of the Franchisee, the Franchisor and all other franchisees of the Franchisor that the uniformly high standards and reputation of the System be maintained and adhered to. Accordingly, all equipment, products and all related accessories and supplies purchased by the Franchisee shall meet the standards of the Franchisor, acting reasonably and having regard to the Territory.

Specifications for such equipment, products and related accessories and supplies shall be exclusively determined by the Franchisor acting reasonably and having regard to the local market and may include, without limitation, minimum standards for quality, performance, design, appearance, style, price range and other related restrictions. Such specifications as they are developed, supplemented, amended or changed may be set forth in the Manual or elsewhere as designated by the Franchisor.

6.02A  Courses - While the Franchisor shall continue to have exclusivity with
       -------
respect to the development and preparation of Franchisor-developed Courses as well as updates in connection with such Courses, the Franchisee shall have the right to cause such Courses and updates (collectively, "Courses") to be translated into the appropriate Chinese dialects for use in the Territory. Both the translation of such Franchisor-developed Courses as well as any reformulation of such Courses for the Chinese market shall require prior written approval of the Franchisor, such approval not to be unreasonably withheld. The Franchisee shall have the further right to make arrangements reasonably acceptable to the Franchisor for the publication, distribution and sale of such translated and/or reformulated Courses. In consideration of the Franchisor's granting to the Franchisee the right to translate, reformulate, and publish, distribute and sell the Courses, as well as the Chinese copyright for such Courses, the proceeds from such sale or rental shall be included in Gross Revenue for the purpose of calculation of Royalty Fees.

       The Franchisee may develop and/or offer academic and other educational courses (for purposes of this Section 6.02A called "Franchisee Course(s)") in the Territory from time to time. Without the prior written approval of the Franchisor which may be arbitrarily withheld, the Franchisee shall not develop and/or offer any course(s) which would materially conflict or overlap with then-existing Course(s). In connection with any Franchisee Course(s) which the Franchisee deems not to be in conflict or overlap with any then-existing Course(s), the Franchisee shall in any event provide the Franchisor with written notice of such Franchisee Course(s) materially conflict or overlap with any then-existing Course(s), the Franchisee shall cease and desist from offering any such Franchisee Course(s) other than as may have been approved by the Franchisor in the manner specified above. If the Franchisee disagrees with the Franchisor's characterization of such course(s), the matter shall be referred to arbitration in the manner set forth in Section 19.13 of this Agreement, the results of such arbitration being final and binding upon the parties. In connection with any Franchisee Course(s) developed by the Franchisee comprising part of its operation of the Franchised Business, the Franchisor shall have the option to purchase from the Franchisee the irrevocable licence to use such Franchisee Courses at a price equal to the Franchisee's reasonable development costs associated with such course(s). In connection with any Franchisee Course(s) offered by the Franchisee as part of its operation of the Franchised Business, the Franchisor shall have the option, if available, under the contract with third party developers of such courses, to sublicence or purchase, as the case may be, such Franchisee Course(s) from the Franchisee at a price equal to the Franchisor's reasonable licence fees costs associated with such Franchisee Course(s).

The Franchisor shall have the right to review the Franchisee's Course offerings from time to time and to set reasonable Course standards which confirm with Courses offered by other franchised locations outside the Territory. So long as the Franchisee's Course offerings remain reasonably acceptable to the Franchisor and are in conformity with other franchised locations outside the Territory, the Franchisor hereby represents that diplomas and/or certificates issued by the Franchisee in connection with the successful completion of such courses will have a similar status to diplomas and/or certificates granted by the franchised locations or Franchisor's locations in Canada.


6.03   Suggested Fees and Prices - The Franchisee shall have to right to set
       -------------------------
sees for Courses offered by the Franchised Business with the approval of the Franchisor, such approval not to be unreasonably withheld. The Franchisor may, from tie to time, suggest fees for Courses offered by the Franchised Business.

6.04   Equity and Working Capital - At all times during the Term, the Franchisee
       --------------------------
shall maintain and employ in connection with the Franchised Business such minimum equity and working capital as may be reasonably required by the Franchisor to enable the Franchisee to properly and fully carry out and perform all of its duties, obligations and responsibilities hereunder and to operate the Franchised Business in a businesslike and efficient manner.

6.05   Insurance - The Franchisee shall purchase and at all times during the
       ---------
Term shall maintain in full force and effect such policies of insurance and in such amounts as are reasonably required by the Franchisor including, without limitation, fire, property, malpractice, comprehensive public liability and business interruption insurance (including coverage for any Royalty Fees that would otherwise be payable on the anticipated lost Gross Revenue) for the Franchised Business if available at a reasonably price in the Territory. In all such policies of insurance, the Franchisor and any other party designated by the Franchisor shall be named as an insured party. The Franchisee must obtain the written consent of the Franchisor which consent is not to be unreasonably withheld to the insurance selected by the Franchisee and shall provide the Franchisor with a certificate of coverage issued by the insurer indicating that all required insurance is in full force and effect and will not be terminated, permitted to expire or changed without at least thirty days' prior written notice to the Franchisor. If the Franchisee does not maintain such insurance as required, the Franchisor shall have the right, but not the obligation, to obtain such insurance and keep the same in full force and effect and the Franchisee shall reimburse the Franchisor for all premiums and other expenses incurred by the Franchisor in connection with obtaining such insurance.

6.06   Group/Blanket Insurance - The Franchisee may participate in any group/
       -----------------------
blanket insurance programme which may be established by the Franchisor for School franchisees. If the Franchisee chooses to participate, the Franchisee shall reimburse the Franchisor for, or at the option of the Franchisor, pay directly, the Franchisee's share (as reasonably determined by the Franchisor) of all premiums and other expenses incurred by the Franchisor in connection with obtaining or arranging for such group/blanket insurance.

6.07   Reporting - The Franchisee shall use the Franchisor's approved
       ---------
bookkeeping and reporting system as it exists from time to time, and in particular the Franchisee shall in a timely fashion submit to the Franchisor:

(a)   if requested by the Franchisor, daily banking and sales information;

(b) by the 15th day of each month, a sales report including the Gross Revenue of the Franchised Business for the preceding calendar month on forms or in the manner prescribed by the Franchisor from time to time;

(c) by the 25th day of each month, an unaudited statement of profit and loss of the Franchised Business for the preceding calendar month on forms prescribed by the Franchisor from time to time;

(d) within 90 days of the end of each fiscal year of the Franchisee, an audited profit and loss statement and a balance sheet as of the end of such year prepared by a firm of chartered accountants mutually agreed upon by the Franchisor and the Franchisee;

(e) upon the written request of the Franchisor, copies of all federal, state, provincial, municipal and local income, sales, goods and services, and value tax returns submitted by the Franchisee for any period;

(f) upon request by the Franchisor, statistical or other information relating to the operation or status of the Franchised Business, which information may include, for example, an analysis of the number and source of enquiries concerning the School, analysis of marketing efforts, analysis of the details of course enrolment, dates of Courses, Course outlines, grading and attendance records, student and employee records, numbers and types of certificates and diplomas issued, and job placement data; and

(g) upon request by the Franchisor, any other information or data including, without limitation, financial, administrative or marketing reports or information as the Franchisor may reasonably require from time to time.

6.08   Inspection and Audit - The Franchisor and its authorized agents shall
       --------------------
have the right at any time during normal business hours of the Franchisee and without prior notice to the Franchisee to enter, inspect and audit the Franchised Business, including all records, books, tax returns and other documents relating to the Franchised Business and the Franchisee, relating to the Franchised Business, to ascertain that the Franchisee is operating the Franchised Business in accordance with the System and this Agreement. In connection therewith, the Franchisor and its authorized agents shall have the right at any time and from time to time to inspect and audit the enrolment, attendance and grading records, student and employee records, sales reports, financial statements, tax returns and any other documents of the Franchisee in any way related to the Franchised Business. If the Franchisor notifies the Franchisee of any deficiencies detected during such inspection or audit, the Franchisee shall immediately diligently and at its sole cost and expense correct such deficiencies in the manner and within the time limit specified by the Franchisor in such notice. If any such inspection or audit shall disclose an understatement of the Gross Revenue of the Franchised Business, the Franchisee shall pay the Franchisor, within 15 days after receipt of notice from the Franchisor, the amount of such understatement together with any applicable fees and contributions described in Article Seven that would have been payable hereunder had the understatement not occurred. Further, if the understatement shall be five percent or more of the Gross Revenue of the Franchised Business for any quarter, the Franchisee shall reimburse the Franchisor for the cost of such audit. In addition to the payment of all such delinquent fees and contributions, the Franchisee shall pay to the Franchisor interest on such fees and contributions in the manner contemplated in Section 7.06 of this Agreement.

6.09   Enquiries by Franchisor - The Franchisee authorizes the Franchisor or its
       -----------------------
authorized agents to make reasonable enquiries of the Franchisee's bankers, suppliers and other trade creditors as to their dealings with the Franchisee in relation to the Franchised Business, to discuss the affairs, finances and accounts of the Franchised Business with the Franchisee's bankers (and by its execution hereof, the Franchisee authorizes and directs such bankers to discuss with the Franchisor or its authorized representatives the affairs, finances and accounts of the Franchised Business) and to obtain information, documents and copies of invoices relating to sales or other dealings between all such parties and the Franchisee in any way referable to the Franchised Business. If requested, the Franchisee agrees to execute and deliver such directions and other documents as the Franchisor may require in order to permit such bankers, suppliers or other trade creditors to release or disclose any such information and documents to the Franchisor.

                                  ARTICLE SEVEN
                                  -------------
                               FEES AND REPORTING
                               ------------------

7.01   Initial Franchise Fee - In consideration of the opportunity to establish
       ---------------------
the Franchised Business and entering into the Agreement, the Franchisee shall pay to the Franchisor, on execution of this Agreement, the Initial Franchise Fee in the amount and at the times set forth in Schedule "B". The Franchisee hereby acknowledges the Initial Franchise Fee to be reasonable, fully earned and non-refundable, in whole or in part, upon execution of this Agreement. The Franchisor acknowledges receipt of a non-refundable Deposit in the amount set forth in Schedule B from the Franchisee prior to execution of this Agreement, such amount to be credited against the Initial Franchise Fee.

7.02   Additional Premises Fee - In consideration of the opportunity to conduct
       -----------------------
the Franchised Business from an Additional Premises, pursuant to Section 4.03 hereof, the Franchisee shall pay the Franchisor an Additional Premises Fee in the amount set forth in Schedule "B". The Franchisee hereby acknowledges the Additional Premises Fee to be reasonable, fully earned and non-refundable, in whole or in part, for each Additional Premise.

7.03   Royalty Fee - In consideration of the ongoing rights and licences granted
       -----------
to the Franchisee hereunder, the Franchisee shall pay the Franchisor, contemporaneous with the delivery by the Franchisee to the Franchisor of the report hereinafter described in Section 6.07(b), by the 15th day of each calendar month at such location and in such manner as the Franchisor may direct from time to time, a continuing, non-refundable Royalty Fee in the amount set forth in Schedule "B-1" based on the Gross Revenue of the Franchisee for the immediately preceding calendar month. In connection therewith, after the first full year of operation of the first school, the Franchisee shall execute and deliver to the Franchisor such monthly instalments in an amount reasonably determined (and adjusted from time to time) by the Franchisor based on experience and performance in connection with the Royalty Fee and agreed upon by the Franchisee acting reasonably automatically deducted from the Franchisee's bank account and deposited to an account designated by the Franchisor. The Franchisee shall forthwith execute and deliver to the Franchisor such other or additional preauthorized payment documents or forms as may be required by the Franchisor from time to time or as may be necessitated by any change in the Franchisee's or Franchisor's bank account. If the Franchisor in its sole discretion determines that it no longer wishes to utilize a preauthorized payment plan, the Franchisee shall, upon thirty days prior written notice from the Franchisor, provide post-dated cheques to the Franchisor in a manner stipulated by the Franchisor. Any adjustments required to be made in connection with any preauthorized monthly instalment as a result of the actual determined Royalty Fee and agreed upon by the Franchisee, acting reasonably, for any particular month shall be made contemporaneous with the delivery by the Franchisee to the Franchisor of the report described in Section 74.)5 W(b), any deficiency owing by the Franchisee to the Franchisor to be paid by the Franchisee to the Franchisor at such time and any overpayment in respect thereof to be reimbursed by the Franchisor to the Franchisee forthwith after receipt of the report and monthly instalment described above.

7.04   Overdue Amounts - Any amounts owed by one party to the other by the
       ---------------
Franchisee pursuant to this Agreement, or otherwise shall bear interest after the due date until paid in full at a rate of interest equal to the Prime Bank Rate plus five percent per annum, such amount calculated and payable monthly on the 15th day of each month, not in advance, both before and after default, with interest on overdue interest at the same rate. The acceptance of any interest payment or part payment shall not be construed as a waiver by the Franchisor or Franchisee, as the case may be, of its rights in respect of the default giving rise to such payment and shall be without prejudice to the Franchisor's or Franchisee's right to terminate this Agreement in respect of such default in accordance with the provisions of this Agreement.

                               ARTICLE EIGHT
                               -------------
                                ADVERTISING
                                -----------

8.07   Local Advertising - The Franchisee shall expend on local advertising in
       -----------------
the Territory during each calendar month an amount not less than that shown on Schedule "B" annexed hereto. The Franchisee shall not engage in any local advertising without the prior written consent of the Franchisor, which shall not be unreasonably withheld and the Franchisee shall submit samples of all such advertising to the Franchisor for such prior approval. The Franchisee shall furnish to the Franchisor on or before the 15th day of each of the months of January, April, July and October of each calendar year, receipts evidencing the amounts expended by the Franchisee for local advertising for the immediately preceding calendar quarter.

8.08   Telephone Listing - Where available in the Territory, Franchisee agrees
       -----------------
to prominently advertise the Franchised Business (at the Franchisee's sole cost and expense) in the white pages and classified section (yellow pages) of all relevant telephone directories directly servicing the Territory using only those advertising mats as may be approved by the Franchisor acting reasonably from time to time. The Franchised Business shall be so advertised under the Trade Marks, under the Franchisee's name or such other name approved by the Franchisor acting reasonably. If other Schools are served by the same white pages or classified section, the Franchisor may require group listings therein, make direct arrangements with the telephone company and allocate such portion of the costs thereof to the Franchisee and other franchisees as the Franchisor in its reasonable discretion considers appropriate. In all cases, the Franchisee shall pay for all costs associated with such listings. The Franchisor may from time to time receive commissions or other amounts in connection with the placing of advertisements with the telephone company, which commissions or amounts the Franchisor shall be entitled to retain to be used to defray its costs in making group listing arrangements. The Franchisee acknowledges that the Franchisor has the sole rights to all such numbers and listings and hereby conclusively acknowledges the rights of the Franchisor in and to such numbers and listings and its authority to direct their transfers. The Franchisee further agrees, upon the Franchisor's request, to execute such documents as the Franchisor may require from time to time to effect a transfer to the Franchisor of all numbers and listings, provided that the Franchisor shall hold such executed documents in escrow until termination or expiration of the Franchisee's rights under this Agreement.

                               ARTICLE NINE
                               ------------
                                TRADE MARKS
                                -----------

9.01   Use of Trade Marks - The Franchisee agrees and acknowledges that the
       ------------------
right granted herein to the Franchisee to use the Trade Marks applies only to their use in connection with and at the Franchised Business in accordance with the terms of this Agreement. The Franchisee further agrees:

(a) that the right is subject to execution by the Franchisee of any registered user or other agreement in such form as from time to time may be specified by the Franchisor for the purpose of registering the Franchisee as a registered user under the applicable jurisdiction's trademark legislation, if any, and the Franchisee hereby covenants to execute the Registered User Agreement as of the date hereof. Until the appropriate Government shall, if necessary, have approved the Franchisee as a registered user of the Trade Marks and have recorded the Franchisee as a registered user, the right of the Franchisee to use the Trade Marks is subject to the prior written approval of the Franchisor;

(b) that the Franchisor is the exclusive owner of the System and the Trade Marks, and any unauthorized use of the System or the Trade Marks is and shall be deemed an infringement of the Franchisor's rights;

(c) that, except as expressly provided in this Agreement, or in any registered user agreement entered into by the Franchisee pursuant to this
      Section 9.01, the Franchisee acquires no right, title or interest in the System or the Trade Marks, and any and all goodwill associated with the System and the Trade Marks shall enure exclusively to the benefit of the Franchisor. The right hereby granted to use the Trade Marks constitutes the only right granted in respect of the Trade Marks and shall be revocable in the sole, absolute and unfettered discretion of the Franchisor forthwith upon termination of the Franchisee's rights under the Agreement, or at any time thereafter for any reason and in no event shall the Franchisee use the Trade Marks in any manner at any time following the termination of the Franchisee's rights under this Agreement;

(d) during the term of this Agreement and after termination or expiration of the Franchisee's rights under the Agreement, not to dispute or contest for any reason whatsoever, directly or indirectly, the validity, ownership or enforceability of any of the Trade Marks, nor directly or indirectly attempt to dilute the value of the goodwill attaching to the Trade Marks or the System, nor counsel, procure or assist anyone else to do any of the foregoing;

(e) to notify the Franchisor promptly of any attempt of which the Franchisee is aware by any person other than the Franchisor or a person known by the Franchisee to be franchisee of the Franchisor to use the Trade Marks, or any variation or imitation thereof, and to notify the Franchisor promptly of any action involving the Trade Marks that is threatened or instituted by any person against the Franchisee and to allow the Franchisor to undertake the defence of any such action. If the Franchisor undertakes any such action, the Franchisee shall execute such documents, and do such acts and things as, in the opinion of the Franchisor, but at the expense of the Franchisor, may be necessary;

(f) without the Franchisor's prior written consent, which may be unreasonably or arbitrarily withheld, not to use any of the Trade Marks as part of the Franchisee's corporate, partnership or other legal name, or as part of the corporate, partnership or other legal name of any corporation, partnership or other entity in which the Franchisee has a direct or indirect interest, nor to hold out or otherwise employ the Trade Marks to perform any activity, nor to incur any obligation or indebtedness, in such manner as could reasonably result in making the Franchisor liable therefor;

(g) and it is acknowledged by the Franchisor that the franchisee may operate the Franchised Business under the name "Canadian Institute of Business & Technology Corp.", or any reasonable variation thereof or under other names which have prior approval of the franchisor, such approval not to be unreasonably withheld or delayed. The Franchisee, however, agrees that it will prominently use the Trade Marks designated by the Franchisor in relation to the Courses offered by the Franchisee for the Franchised Business and in all signage and advertising related to the Franchised Business, either alone or in association with its own business name so as to clearly indicate that the Courses are offered as part of the System;

(h) to use or display the Trade Marks on all signs, forms, stationery and other materials only in the manner and form prescribed by the Franchisor and as provided for in this Agreement or any registered user agreement entered into pursuant to this Section 9.01 hereof and shall affix in a prominent place at the Franchised Business a notice similar to the following:

      "The COMPUCOLLEGE trade marks are owned by COMPUCOLLEGE INC. and the independent franchised operator of these premises is a registered user of such trade marks";

(i) to observe such reasonable requirements with respect to copyright notices, trade and business name registrations and other forms of marking as the Franchisor may direct from time to time;

(j) that the Franchisee may use the Trade Marks by displaying same on contracts, forms, applications, invoices, stationery and like materials intended principally for the operational purposes of the Franchised Business, provided that any such use shall be in a form previously approved in writing by the Franchisor, which approval will not be unreasonably withheld, or on materials supplied by the Franchisor itself;

(k) the Franchisee may use the Trade Marks by displaying same on promotional material previously approved in writing by the Franchisor, which approval will not be unreasonably withheld, or supplied by the Franchisor, to be posted within or on the exterior of the Premises. Such promotional material may, also with the prior written approval of the Franchisor, which approval will not be unreasonably withheld, be removed from the Premises or distributed outside the Premises provided that in no event shall such promotional material be distributed outside the Territory;

(l) the Franchisor shall not alter the Trade Marks or make use of same in any altered fashion, whether such alteration be by way of addition thereto, deletion therefrom, rearrangement or alteration of the characters, colour or design thereof or by use thereof in conjunction with any other symbol, word, name, mark or otherwise;

(m) upon termination of the Franchisee's rights under the Agreement, all permanent signs bearing the Trade Marks upon being brought into or fixed to the Premises or the exterior thereof shall become the absolute property of the Franchisor which may remove same upon such termination. Upon termination of the Franchisee's rights under the Agreement, the Franchisee shall deliver to the Franchisor all things and materials in its possession or under its control showing the Trade Marks;

(n) upon termination of the Franchisee's rights under the Agreement, the Franchisee shall forthwith cancel, revoke or otherwise de-register any registration under any federal, provincial, state, municipal or local statutes, laws, by-laws or regulations whereby the Franchisee identified itself as carrying on business under the Trade Marks or any other trademark or trade name of the Franchisor.

(o) the rights granted herein concerning the Trade Marks are not transferable or assignable by the Franchisee without the prior written consent of the Franchisor, which consent the Franchisor will give only in the event of a sale of the Franchisee's business or change of control in the Franchisee to a qualified purchaser within the meaning of and strictly in accordance with the provisions of this Agreement;

(p) that the right to use the Trade Marks granted herein shall be revocable at the will of the Franchisor upon termination of the Franchisee's rights under this Agreement at any time or for any reason. The Franchisee hereby appoints the Franchisor its attorney to cancel any registration of the Franchisee as a registered user of the Trade Marks, at the Franchisee's expense, such appointment to be effective during the currency of the Term and to continue for a period of two years thereafter; provided that from the date of the Registrar's approval of the Franchisee as a registered user, the Franchisor shall not exercise its power of attorney or right of revocation, except upon termination of the Franchisee's rights under the Agreement;

(q) if the Franchisor makes an assignment of the Trade Marks or any one of them, or if a successor of the Franchisor acquires the Trade Marks or any one of them, the Franchisee (and the Guarantor, if any) will, at the request of the Franchisor, its assignee or successor, execute and deliver to the Franchisor a release of the Franchisor's obligations under this Agreement and execute and deliver an agreement to the assignee or successor on the same terms as this Agreement and execute a registered user agreement in the form or on the terms requested by the Franchisor naming the assignee or successor as owner of the Trade Marks, provided no such assignment shall derogate from the rights of the Franchisee to use the Trade Marks, as provided hereunder.

(r) if the applicable jurisdiction's trademark legislation is amended so as to render inapplicable any of the provisions of Section 9.01, the Franchisee agrees to promptly execute such documents and to do such acts and things as, in the opinion of the Franchisor, may be necessary to effect the intent and purpose of the provisions of this Section 9.01 from time to time;

(s) if it becomes advisable at any time, in the sole discretion of the Franchisor, for the Franchisee to modify or discontinue use of any of the Trade Marks or use one or more additional or substitute trade names or trade marks, the Franchisee agrees to do so in an expeditious fashion. The sole obligation of the Franchisor to the Franchisee in such event shall be to reimburse the Franchisee for the reasonable out-of-pocket costs incurred by the Franchisee in complying with this provision.

9.02   Indemnification of the Franchisee- The Franchisor agrees to indemnify
       ---------------------------------
and hold the Franchisee harmless from, and to reimburse the Franchisee for, all damages, costs and expenses (including legal fees), for which the Franchisee is held liable in any action arising out of the Franchisee's use of the Trade Marks in compliance with this Agreement and for all costs reasonably incurred by the

Franchisee in the defence of any such action brought against the Franchisee (but to a maximum aggregate amount equal to the Initial Franchise Fee), provided that the Franchisee has notified the Franchisor of such claim pursuant to Section
9.01 (e) hereof and has otherwise complied with this Agreement.

9.03   Registration of Trade Marks - The Franchisor shall be responsible for
       ---------------------------
arranging and paying for the registration of the Trade Marks in the Territory. The Franchisor warrants and represents to and covenants with the Franchisee that it has and will maintain during the Term the sole and exclusive right to the Trade Marks in Canada and will use its best efforts to register and maintain such rights in the Territory.

                                  ARTICLE TEN
                                  -----------
                                     MANUAL
                                     ------

10.01  Manual - The Franchisor shall lend to the Franchisee during the Term one
       ------
Manual for each premises. The Manual shall at all times remain the exclusive property of the Franchisor and the Manual shall be returned to the Franchisor promptly upon termination or expiration of the Franchisee's rights under this Agreement for any reason whatsoever. The Franchisor shall have the right to supplement, revise, withdraw, substitute, modify or otherwise change the Manual from time to time, for any reason whatsoever, provided that no such change shall materially alter the Franchisee's rights under this Agreement. The provisions of the Manual, as supplemented, revised, withdrawn, modified or otherwise changed from time to time shall form an integral part of and constitute provisions of this Agreement as if fully set forth herein.

                                ARTICLE ELEVEN
                                --------------
                               CONFIDENTIALITY
                               ---------------

11.01  Confidentiality - The Franchisee acknowledges that all information
       ---------------
relating to the operation of the Franchised Business including, without limitation, the System, is derived from confidential information and trade secrets disclosed to the Franchisee by the Franchisor (the "Confidential Information") and that all such Confidential Information is confidential and a trade secret of the Franchisor, the disclosure of any of which Confidential Information to competitors of the Franchisor or to the general public would be highly detrimental to the best interests of the Franchisor and its franchisees. The Franchisee shall maintain the absolute confidentiality of all such Confidential Information during the Term and after termination or expiration of the Franchisee's rights under the Agreement for any reason whatsoever, disclosing the same to the Franchisee's employees, auditors and government officials only to the extent necessary for the operation or legal compliance of the Franchised Business in accordance with this Agreement and applicable laws, and the Franchisee further agrees not to use with any such Confidential Information in any other business or in any manner not specifically approved in writing by the Franchisor. For the purpose of keeping the Confidential Information confidential, the Franchisee shall use efforts fully commensurate with those which a reasonable franchisee operating a school would employ for the protection of corresponding information of such franchisee. The Franchisee assumes liability for and hereby indemnifies the Franchisor from damages arising from the unauthorized use or disclosure of the Confidential Information by the Franchisee or any current and future employees or representatives of such parties and agrees to take all reasonable measures including, but not limited to court proceedings at its own expense, to restrain such employees and representatives from unauthorized use or disclosure of the Confidential Information.

                                ARTICLE TWELVE
                                --------------
                               NON-COMPETITION
                               ---------------

12.01  Non-Competition during Agreement- During the Term, subject to Section
       --------------------------------
6.02A, the Franchisee shall not individually nor in conjunction with my Person, firm, partnership, corporation or other third party as principal, agent, shareholder, employee or in any other manner whatsoever, directly or indirectly, carry on or be engaged in or concerned with or interested in or advise in the operation of any business which consists primarily of the operation of a school which offers any courses covering subject matter substantially similar to the subject matter of the Courses or carries on business in a manner substantially similar to a School (in this Article Twelve hereinafter called a "Competitive Business").

12.02  Non-Competition following Termination - If the rights of the Franchisee
       -------------------------------------
under this Agreement expire or are terminated for any reason whatsoever, the Franchisee shall not (without the prior written consent of the Franchisor, which consent may be unreasonably or arbitrarily withheld) at any time during the period of twenty months from the date of such expiration or termination:

(a) directly or indirectly, either individually, in conjunction with any person, firm, partnership or corporation or other third party as principal, agent, shareholder or in any other manner whatsoever, carry on, be engaged in or be concerned with or interested in or advise, any Competitive Business within a radius of fifteen miles of the Premises and each and every other premises of a School operating as of the date of termination or expiration of the Franchisee's rights under this Agreement;

(b) solicit, interfere with or endeavour to direct or entice away from the Franchised Business, the Franchisor or any other franchisee of the Franchisor any supplier, student or any person in the habit of dealing with the Franchisee in connection with the Franchised Business;

(c) solicit for employment any person who is, at the time of such solicitation, employed by the Franchisee or any other franchisee, or the Franchisor, or directly or indirectly interfere with, entice away or otherwise attempt to obtain the withdrawal of any such person from his or her employment; or

(d) do any act or thing which results in the relationship between the Franchised Business, the Franchisor or any other franchisee of the Franchisor and any student, employee or any other person in the habit of dealing with the Franchised Business, the Franchisor or any other franchisee of the Franchisor being otherwise diminished or impaired.

If any covenant or provision contained in this Section is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other covenant or provision contained in this Section and paragraphs (a), (b), (c) and (d) above are hereby declared to be separate and distinct covenants. The Franchisee hereby agrees that all restrictions in this Section are reasonable and valid and all defences to the strict enforcement thereof by the Franchisee are hereby waived by it.

                               ARTICLE THIRTEEN
                               ----------------
                                   SECURITY
                                   --------

13.01  Security - To secure the payment and/or performance of any and all
       --------
obligations from time to time owing by the Franchisee to the Franchisor under this Agreement or otherwise, including, without limitation, payment of any amounts owing by the Franchisee to the Franchisor or any Affiliate thereof, the Franchisee agrees to execute:

(a) the General Security Agreement or such other general security agreement in substantially the same form as from time to time may be specified by the Franchisor, thereby granting the Franchisor a general security interest in all of the Franchisee's assets and undertaking relating to the Franchised Business including, without limitation, all equipment and other assets, accounts receivable, stock in trade and/or leasehold improvements. The General Security Agreement shall be executed by the Franchisee as of the date hereof; and

(b) the Assignment of Lease or such other assignment of lease in such form as from time to time may be specified by the Franchisor, thereby granting the Franchisor a security interest in all of the leasehold interest of the Franchisee in the Premises. The Assignment of Lease shall be executed by the Franchisee, the Franchisor and the landlord of the Premises upon the latter of the date upon which the Lease is executed or the date upon which this Agreement is executed.

Failure to provide any such security within ten days following the receipt of a written request from the Franchisor specifying the nature and extent of the security required shall be deemed to be a default under this Agreement. It is understood and agreed that any such security shall be postponed and subsequent to financing security reasonably acceptable to the Franchisor in favour of the Franchisee's bank or similar financial institution in respect of financing of the Franchised Business. The Franchisor shall be entitled to register any such security interest in accordance with the appropriate personal property or real property legislation in the relevant jurisdiction.

                                   ARTICLE FOURTEEN
                                   ----------------
                            ASSIGNMENT, TRANSFER AND SALE
                            -----------------------------

14.01  General - The Franchisee acknowledges that the granting of the rights
       -------
hereunder is based upon the Franchisor's investigation of the Franchisee's and the Guarantor's qualifications and that such rights are personal to the Franchisee and the Guarantor. Accordingly, neither the Franchisee, the Guarantor, nor any person with an interest in the Franchisee, shall, without the prior written consent of the Franchisor, sell, transfer, assign or otherwise dispose of the rights granted hereunder or any rights or privileges incidental thereto, or any interest in the Franchised Business, or any interest in the Franchisee (if the proposed transfer constitutes a transfer of a direct or indirect controlling interest in the Franchisee) (hereinafter in this Article Fourteen each called a "transfer") to any person. Any such purported assignment, transfer or sale occurring by operation of law or otherwise without the Franchisor's prior written consent shall constitute a default of this Agreement by the Franchisee, and shall be null and void. The Franchisor shall not unreasonably withhold its consent to any transfer or assignment which is subject to the restrictions contained in this Section 14.01, provided that the following conditions are met prior to the effective date of the transfer or assignment:

(a) the Franchisor acting reasonably provides its written acceptance of the proposed transferee ed on standards for new franchisees used by the Franchisor at such time and provided that the proposed transferee is not a competitor, nor in any way associated with a competitor of the Franchisor;

(b) the proposed transferee successfully completes the Franchisor's initial training programme and pays the Franchisor its reasonable and usual costs of administering such programme;

(c) the proposed transferee executes such documents in respect of the transfer as the Franchisor deems necessary acting reasonably including, without limitation:

      (i) if the transferee is a closely held corporation with more than one shareholder, a form of shareholders' agreement in compliance with this Agreement which shareholders' agreement shall be submitted for consent to the Franchisor, such consent not to be unreasonably withheld. In addition, any subsequent amendments or revisions to such shareholders' agreement shall be submitted to the Franchisor for its consent, such consent not to be unreasonably withheld;

(d) the Franchisee pays the Franchisor the Transfer Fee in the amount set forth in Schedule "B" hereto;

(e) the Franchisee has satisfied in full all monetary obligations owed by the Franchisee to the Franchisor or its Affiliates;

(f) The Franchisee executes such documents in respect of the transfer as the Franchisor deems necessary acting reasonably including, without limitation, a general release, in a form prescribed by the Franchisor, of any and all claims against the Franchisor, its Affiliates, and its and their respective directors, officers, employees and agents. The Franchisor acknowledges that, subject to the other provisions in this Section 14.01, the Franchisee has the right to assign to any assignee its rights under this Agreement (or any other agreement) made between the Franchisor and the Franchisee in relation to the Franchised Business and, at the option of the Franchisee against the Franchisor, its affiliates, and its and their respective directors, officers, employees and agents (the "Claims"). In the event that the Franchisee does not so assign its Claims, the release to in this section shall operate to release the foregoing persons from the Claims by the Franchisee;

(g) if the Franchisor so requires, a guarantor acceptable to the Franchisor in its sole discretion shall execute and deliver to the Franchisor all such documentation as counsel for the Franchisor shall reasonably require in order to cause the transferee's guarantor to assume all responsibilities and liabilities of the Guarantor hereunder;

(i) if the transferee is a corporation, the corporation shall restrict the issue of, and its directors and shareholders shall restrict the transfer of, the shares of the corporation in the manner contemplated in this
      Section 14.01 and such restriction shall be noted on all share certificates of such corporation;

(j) if the transferee is a corporation, the corporation advises the Franchisor and keeps the Franchisor current as to the name and address of the directors, officers and shareholders of and those persons otherwise financially involved in such corporation;

(k) the Franchisee cancels or terminates any registered user agreements previously entered into in connection with the Trade Marks as the Franchisor may direct at the sole cost and expense of the transferee and the Franchisee; and

(l) the Franchisee pays to the Franchisor all reasonable legal expenses and other fees and charges incurred by the Franchisor in connection with such transfer and the preparation, execution and filing of any of the documents referred to in this Section 14.01.

14.02  Sale - If the Franchisee receives a bona fide written offer from an
       ----
independent third party acting as principal and dealing at arm's length with the Franchisee, to acquire the Franchisee's rights under this Agreement, any interest in the Franchised Business or any interest in the Franchisee, as the case may be, and if the Franchisee, the Guarantor or any person with an interest in the Franchisee, as the case may be (in this Section each called a "transferor") desires to accept such offer, the transferor shall first notify the Franchisor in writing of the terms of such offer, attaching a true copy of the offer to such notice. In such notice, the transferor shall offer such rights to the Franchisor upon the same terms and conditions offered by the independent third party as evidenced by the written offer (except that any brokers' or agents' commission or fees shall be deducted from the purchase price and the Franchisor shall have the right to substitute cash for any other form of consideration). If the Franchisor does not agree to acquire such rights within twenty (20) days after notice of such offer is received by the Franchisor from the transferor, then the transferor, subject to full compliance with the requirements of Section 14.01 hereof, may transfer its, his or her rights hereunder, any interest in the Franchised Business or any interest in the Franchisee, as the case may be, upon the same terms and conditions to the independent third party. If requested by the Franchisor, the transferor shall provide the Franchisor with proof, in form and substance satisfactory to the Franchisor, that the transfer has taken place upon the same terms and conditions. If the contemplated transfer has not closed within sixty days of the date upon which the transferor becomes entitled to proceed with the transfer to the independent third party, then such transfer shall not take place without again complying with this Article Fourteen.

                            ARTICLE FIFTEEN
                            ---------------
                              TERMINATION
                              -----------

15.01  Termination Without Notice - The Franchisee shall be deemed to be in
       --------------------------
default under this Agreement, and the Franchisor may, at its option, terminate the Franchisee's rights under this Agreement effective immediately, without notice or prior opportunity to cure the default if the Franchisee:

(a) makes a general assignment for the benefit of creditors or a proposal under the applicable jurisdiction's bankruptcy or similar legislation, or a petition is filed against the Franchisee under such legislation and is not stayed or withdrawn within 30 days, or if the Franchisee shall be declared bankrupt, or if a liquidator, trustee in bankruptcy, custodian, receiver, receiver and manager, or any other officer with similar powers shall be appointed of or for the Franchisee, or if the Franchisee shall commit an act of bankruptcy or shall propose a compromise or arrangement or institute proceedings to be adjudged bankrupt or insolvent or consents to the institution of such appointment or proceedings or admits in writing inability to pay debts generally as they become due;

(b) shall at any time have any of its goods and chattels lawfully seized or taken in execution or in attachment by a creditor of the Franchisee, or a writ of execution shall issue against the goods and chattels of the Franchisee and such seizure, execution or writ shall not be stayed or successfully overturned or appealed within 30 days, or if Franchisee shall without the prior written consent of the Franchisor, except as otherwise permitted pursuant to this Agreement, give any security interest in any of its goods or chattels or sell any of its goods or chattels except in the normal course of business, such that the foregoing materially impairs the operation of the Franchised Business;

(c) makes an unauthorized sale, assignment or transfer of its rights granted hereunder or under the Lease;

(d) intentionally or fraudulently misrepresents any material fact, condition or report required to be made by this Agreement;

(e) knowingly or recklessly understates the Gross Revenue by more than five percent;

(f) understates Gross Revenue on two or more occasions during the term of this Agreement or any other agreement between the Franchisee and the Franchisor on two or more occasions (having received notice on such occasions under Section 15.02)

(g) defaults in payment of any amount required to be paid to the Franchisor under this Agreement or any other agreement between the Franchisee and the Franchisor on two or more occasions (having received notice on such occasions under Section 15.02), except where delay results from Force Majeure;

(h) has received from the Franchisor during any consecutive 12 month period three or more notices in writing relating to a default under Section 15.01 or Section 15.02 hereof (whether such notices relate to the same or different defaults and whether or not such defaults have been remedied by the Franchisee), and there have in fact been defaults on the part of the Franchisee as described in such notices;

(i) fails or is unable to maintain or renew or prevent revocation of any operating or other licenses, permits or consents of the applicable federal, provincial or state, municipal or local jurisdiction required in connection with the carrying on of the Franchised Business, unless due to Force Majeure in which case termination shall only apply tot eh School(s) affected;

(j) if the Franchisee is convicted of a crime of moral turpitude or similar felony or is convicted of any crime or offense that the Franchisor reasonably believes is likely to have an adverse effect on the System, the Trade Marks, the goodwill associated therewith or the Franchisor's interest therein;

(k) if a judgment or consent decree against the Franchisee or any officer, director or shareholder of the Franchisee is entered in any case or proceeding involving allegations of fraud, racketeering, unfair or improper trade practices or any similar claim which is likely to have an adverse effect on the System, the Trade Marks, the goodwill associated therewith or the Franchisor's interest therein;

(l) if the Franchisee fails to locate a site for the Franchised Business within twelve months after execution of the Franchise Agreement or fails to commence business thereafter in accordance with Section 4.07 of the Agreement; or

(m) if the Franchisee will fully and repeatedly engages in a course of conduct which constitutes a misrepresentation or a deceptive or unlawful act or practice in connection with the sale of the services and products offered at the Franchised Business.

15.02  Termination with Notice - The Franchisee shall be deemed to be in default
       -----------------------
under this Agreement, and the Franchisor may, at its option, terminate the Franchisee's rights under this Agreement if the Franchisee has not remedied or used best efforts to remedy such default within thirty days after written notice of such default has been given by the Franchisor to the Franchisee and does not (in the event that default is not fully remedied) continue to use best efforts to remedy such default is remedied:

(a) if the Franchisee misuses or makes any unauthorized use of the Trade Marks or any other identifying characteristic of the System or materially impairs the goodwill associated therewith or the Franchisor's rights therein or violates any covenants set forth in Article Nine hereof or any other provisions of any registered user agreement relating to the Trade Marks;

(b) subject to Section (g) if the Franchisee defaults in payment of any amount required to be paid to the Franchisor under this Agreement or any other agreement between the Franchisee and the Franchisor or its Affiliates on any occasion; or

(c) fails to maintain the Confidential Information pursuant to Article Eleven hereof to the material detriment of the Franchisor except through unauthorized activities of its directors, officers, employees or agents which could not have been prevented through reasonably prudent precautions taken by the Franchisee;

(d) fails to maintain the Lease in good standing such that the Lease has been or will imminently be terminated or altered in any manner whatsoever;

(e) directly or indirectly in any manner whatsoever interferes with, disrupts or otherwise negatively impacts upon any other franchisee, School or the System in general;

(f) fails to follow the policies and procedures established by the Franchisor and any other respective licencing bodies with respect to advertising;

(g)   fails to actively and continuously operate the Franchised Business;

(h) breaches the non-competitive covenant contained in Article Twelve hereof except with respect to offering courses it bona fide believes it can offer without breach of this Agreement;

(i) subject to Section 15.01, if the Franchisee fails to observe or perform any other term, covenant or obligation contained in this Agreement or any other agreement among all or any of the parties to this Agreement (or Affiliates) (unless some shorter period of time is required for termination pursuant to the applicable agreement in which case such shorter period of time shall govern for purposes of termination under this
      Section 15.02).

15.03  Appointment of Manager If default occurs pursuant to Sections 15.01 or
       ----------------------
15.02 hereof, the Franchisor may by instrument in writing appoint a receiver or receivers of all or any part of the Franchised Business and such receiver or receivers may be any person or persons, whether an officer or officers or employee or employees of the Franchisor or not, and the Franchisor may remove any receiver or receivers so appointed and appoint another or others in his or their stead; or by proceeding in any court of competent jurisdiction for the appointment of a receiver or receivers. Any such receiver or receivers so appointed shall have power to take possession of all or any part of the assets or undertaking of the Franchised Business (collectively, the "Collateral") and to carry on the Franchised Business, and to borrow money required for the maintenance, preservation or protection of all or any part of the Collateral or the carrying on of the Franchised Business and to ensure compliance by the Franchisee, its employees and agents with the provisions of this Agreement including, without limitation, adherence to the System. In exercising any powers, any such receiver or receivers shall act as agent or agents for the Franchisee and the Franchisor shall not be responsible for his or their actions. The term "receiver" as used herein includes a receiver and manager. The Franchisee shall itself pay for the services of such receiver or manager at such reasonable rate as may be established by the Franchisor.

15.04  Remedies of Franchisor - Any termination under Sections 15.01, 15.02
       ----------------------
hereof shall be without prejudice to any right (including any right of indemnity), remedy or relief vested in or to which the Franchisor may be entitled by reason of the default, breach or non- observance of any term, covenant, or condition on the part of the Franchisee to be observed or performed, and which default, breach or non-observance occurred prior to such termination, all of which shall survive the termination. The aforementioned remedies shall include, without limitation, the following:

(a) all moneys paid by the Franchisee to the Franchisor under this Agreement or otherwise shall be retained by the Franchisor as consideration for the rights and benefits previously conferred on the Franchisee hereunder and as liquidated damages;

(b) the Franchisee acknowledges that the Franchise is one of a number of licensed franchisees using the System and the Trade Marks, and that failure of the Franchisee to comply with any of the terms of this Agreement may cause irrevocable damage to some or all of the other franchisees, the Franchisor or the System. Accordingly, the Franchisee agrees that in the event of an anticipatory, threatened or actual breach of any of the covenants, agreements, terms or conditions of this Agreement by the Franchisee, the Franchisor, in addition to any other remedy available, shall be entitled forthwith to apply for and receive from any court of competent jurisdiction equitable relief by way of restraining order, injunction or otherwise, to prevent a breach of the terms of this Agreement, or by way of specific performance to enforce performance of the terms of this Agreement, plus reimbursement for costs including, without limitation, reasonable legal fees incurred in the securing of such relief;

(c) if the Franchisee fails to perform any covenant or obligation required to be performed by the Franchisee under this Agreement, the Franchisor may perform the same for the account and at the expense of the Franchisee, upon given notice to the Franchisee for its intention to do so;

(d) if the Franchisor at any time is compelled to pay, or elects to pay, any sum of money by reason of the failure of the Franchisee to comply with any provisions of this Agreement, or if the Franchisor incurs any expense, including legal fees, in instituting, prosecuting or defending any action or proceeding instituted by reason of any event of default of the Franchisee hereunder, the amounts so paid by the Franchisor shall be due from the Franchisee to the Corporation on demand, together with interest as specified in Section 7.06 hereof; and

(e) the Franchisee agrees to immediately deliver to the Franchisor possession of all student financial and academic files, materials related to student payment plans, academic and administrative records of the Franchised Business, student attendance and grading transcripts and records, student applications and all other related records, materials, data and information. The Franchisee further recognizes that the Franchisor shall have the full and unrestricted right, but not obligation, to arrange or provide for the completion of any unfinished Courses, classes and programmes for all students enrolled with the School constituting the Franchised Business.

The foregoing remedies shall not exclude any other remedy which the Franchisor may have at law or in equity by reason of the default, breach or non-observance by the Franchisee of the provisions hereof.

15.05  Exercise of Remedies - The Franchisee acknowledges that failure of the
       --------------------
Franchisee to comply with any of the terms of this Agreement may cause irrevocable damage to some or all of the other franchisees, the Franchisor or the System. Accordingly, the Franchisee agrees that in the event of an anticipatory, threatened or actual breach of any covenants, agreements, terms or conditions of this Agreement by the Franchisee, the Franchisor shall have the right to exercise any of the remedies conferred upon or reserved to the Franchisor contained in this Agreement or any other remedy available to the Franchisor at law on an urgent and immediate basis, without prior notice. The Franchisee further acknowledges that the Franchisor must have the discretion to act in such fashion since the Franchised Business and other Schools constituting the System are strictly regulated by the Government and to ensure the continued existence and viability of the System as well as the well-being of the students of all or any of the Schools.

                                 ARTICLE SIXTEEN
                                 ---------------
                      RIGHTS AND OBLIGATIONS ON TERMINATION
                      -------------------------------------

16.01  Franchisee's Obligations on Termination or Expiration - Upon termination
       -----------------------------------------------------
or expiration of the Franchisee's rights under this Agreement for any reason whatsoever, the Franchisee shall cease to be a franchisee of the Franchisor and shall:

(a) pay to the Franchisor within seven days after the date of termination or expiration, all amounts and charges as have or will thereafter become due hereunder and are then unpaid;

(b) immediately return to the Franchisor the Manual, all records, files, instructions, correspondence, brochures, agreements, disclosure statements and any and all other materials relating to the operation of the Franchised Business then in the control or possession of the Franchisee, including, without limitation, any and all signs, fixtures, advertising materials, Course Materials, inventory, invoices, supplies, forms or materials which display the Trade Marks or any distinctive feature or device associated with the System, and all copies thereof (all of which are the Franchisor's property), and may retain no copy or record of any of the foregoing, save and except only the Franchisee's copies of the Franchise Agreement, or any correspondence between the Franchisee and the Franchisor and any other documents which the Franchisee reasonably needs for compliance with any provision of law. In addition to the foregoing, the Franchisee shall deliver to the Franchisor a complete list of all persons employed by the Franchisee during the three year period immediately proceeding termination, together with all employment files of each employee on such list, all costs of delivering such materials to be borne by the Franchisee;

(c) notify the telephone company and all listing agencies of the termination or expiration of the Franchisee's right to use all telephone numbers and all classified and other directory listings of the Franchised Business and authorize the same to transfer to the Franchisor or its designee all such numbers and directory listings (if such number and directory listings are in the name of the Franchisee). The Franchisee acknowledges that the Franchisor has the sole right to all such numbers and listings and hereby acknowledges that a direction by the Franchisor is conclusive evidence of the rights of the Franchisor in such telephone numbers and directory listings and its authority to direct their transfers;

(d) immediately cease to operate the Franchised Business under the System and thereafter not, directly or indirectly, represent to the public that such Franchised Business is operated in association with the System, or hold the Franchisee out as a present or former franchisee of the Franchisor;

(e) immediately cease to use, directly or indirectly, in advertising or in any other manner whatever, the Trade Marks, any other identifying characteristics or indicia of operation of the System, and any confidential methods, procedures and specifications associated with the System.

(f) forthwith remove from the Premises, and discontinue using for any purpose, and (subject to Section 16.02 hereof) turn over to the Franchisor, any and all equipment, signs, fixtures, furnishings, advertising materials, Course materials, inventory, computer equipment, invoices, supplies, forms or materials which display the Trade Marks or any distinctive feature or device associated with the System;

(g) if the Franchisee retains possession of the Premises, the Franchisee shall make such reasonable alternations in the exterior and interior decor thereof as the Franchisor deems necessary to minimize its identification as a Franchised Business; and

(h) do or refrain from doing all such acts and things as are otherwise stipulated under this Agreement in connection with any such termination of the Agreement or the Franchisee's rights hereunder.

16.02  Repurchase and Assignment - Upon the termination or expiration of the
       -------------------------
Franchisee's rights under this Agreement, for any reason whatsoever, the Franchisor shall have the option (but not the obligation), exercisable for sixty days, to purchase from the Franchisee all or any portion of the forms of material which display the Trade Marks or any distinctive feature or device associated with the System, equipment, signs, fixtures, furnishings, advertising materials, course materials, inventory, computer equipment, invoices, supplies, accounts receivable, prepaid expenses, the Lease and any other assets of the Franchised Business. The purchase price payable to the Franchisee for the Franchised Business or all or any portion of the aforementioned assets shall be the net depreciated book value of such assets provided, however, that in the case of accounts receivable, the purchase price shall be the net book value of the accounts receivable less any unearned revenue relating to such accounts receivable. In calculating "net depreciated book value", all fixtures, items of equipment, furniture and other assets shall be deemed to have been depreciated at the maximum amount of depreciation allowed in accordance with the provisions of the Income Tax Act (Canada). In no event shall any amount be payable under this section for "goodwill" or "going concern value". In addition, the Franchisee shall, at the Franchisor's request, use its best efforts to assign any leases for equipment to the Franchisor. Any purchase and sale completed pursuant to this Section 16.02 shall be completed in accordance with applicable bulk sales legislation. The Franchisee declares that if the necessary consents, if any, to the transfer, assignment and sale of assets in the manner described above has not or cannot be obtained, the Franchisee shall hold such assets in trust for the benefit of the Franchisor and shall take any and all action with respect thereto as the Franchisor may reasonably direct for the Franchisor's account and benefit including, without limitation, the further transfer and assignment by the Franchisee of such assets. The Franchisor shall deliver to the Franchisee a statement prepared by the Franchisor's auditors setting forth the basis upon which the purchase price under this section has been calculated. Such statement shall be conclusive and binding upon all parties. The purchase price shall be paid in cash at the closing of the purchase transaction, which shall take place no later than thirty (30) days after receipt by the Franchisee of the Franchisor's notice pursuant to this section, at which time the Franchisee shall: deliver all documents and instruments necessary to transfer good and merchantable title to the assets purchased to the Franchisor, or its nominee, free and clear of all liens and encumbrances; and, transfer or assign to the Franchisor all licences or permits utilized by the Franchisee in the conduct of the Franchised Business which may be assigned or transferred. The Franchisor shall have the right to set off against and reduce the purchase price by any and all amounts owed by the Franchisee to the Franchisor or any of its Affiliates.

16.03  Power of Attorney - Notwithstanding anything contained in this Agreement,
       -----------------
wherever in this Agreement, including this Article Sixteen, the Franchisee has agreed to execute any instrument or document and the Franchisee does not comply with the provisions hereof (having received notice, as appropriate, under this Agreement), then the Franchisee does hereby irrevocably nominate, constitute and appoint the Franchisor as its true and lawful attorney for the Franchisee and in the Franchisee's name and on its behalf to execute and do all such acts, deeds, assurances, conveyances, transfers, instruments, documents and things that may be required for all or any of the purposes aforesaid, and the Franchisee hereby agrees for himself or herself and his or her successors and assigns to allow, ratify and confirm whatsoever the Franchisor shall do or cause to be done by virtue of this power of attorney, and the Franchisee agrees to indemnify and save the Franchisor harmless from all losses, expenses, claims or damages in so doing. Provided always that before using this power of attorney, the Franchisor shall give the Powers of Attorney Act (Ontario) the Franchisee hereby declares that the powers of attorney hereby granted may be exercised during any subsequent legal incapacity on his or her part.

                               ARTICLE SEVENTEEN
                               -----------------
                       RELATIONSHIP AND INDEMNIFICATION
                       --------------------------------

17.01  Independent Parties - The Franchisee is and will at all times remain an
       -------------------
independent contractor and is not and shall not represent itself to be an agent, joint venturer, partner or employee of the Franchisor, or to be related to the Franchisor other than as its independent franchisee. No representations shall be made or acts taken by the Franchisee which could establish any apparent relationship of agency, joint venture, partnership or employment, and the Franchisor shall not be bound in any manner whatsoever by any agreements, warranties or representations made by the Franchisee to any other person nor with respect to any other action of the Franchisee. The Franchisee shall not establish any bank account, make any purchase, apply for any loan or credit, or incur or permit any obligation to be incurred in the name or on the credit of the Franchisor. No acts of assistance given by the Franchisor to the Franchisee shall be construed to alter this relationship.

17.02  Liability of Franchisee- If two or more persons execute this Agreement as
       -----------------------
Franchisee, the liability of each such person hereunder shall be joint and several.

17.03  Non-Liability - The Franchisor shall not be obligated or liable for any
       -------------
injury or death of any person or damage to any property caused by the Franchisee's action, failure to act, negligence or willful conduct, nor for any liability of the Franchisee which may not be subject to or covered by insurance arranged pursuant to Section 6.05 hereof.

17.04  Franchisee Indemnity - The Franchisee shall indemnify and save the
       --------------------
Franchisor and its shareholders, directors, officers, employees and agents harmless from all fines, suits, proceedings, claims, demands or actions of any nature or kind whatsoever, directly or indirectly arising out of, or in any manner whatsoever associated or connected with the Franchisee's operation of the Franchised Business provided any such claim or demand does not arise from any willful misconduct of the Franchisor, and against any and all damages, costs, expenses and fees (including without limitation reasonable legal expenses) incurred by or on behalf of any of the foregoing in the investigation or defence of any and all such suits, proceedings, claims, demands or actions.

17.05  Taxes - The Franchisee shall indemnify and hold the Franchisor, and its
       -----
its directors, shareholders,   officers and employees harmless from and against
any and all taxes that the Franchisee may be required by applicable law to pay.

                              ARTICLE EIGHTEEN
                              ----------------
                                 GUARANTEE
                                 ---------

18.01 In consideration of the sum of One Dollar ($1.00) and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Guarantor in his or her respective capacity as an officer, director and shareholder of the Franchisee, hereby unconditionally and irrevocably guarantees to the Franchisor the satisfaction, performance, truth correctness and/or payment, as the case may be, by the Franchisee of all obligations, representations, warranties, duties, covenants and otherwise of the Franchisee arising under the terms and conditions of the above Agreement. If more than one person constitutes the Guarantor, the obligations of such persons hereunder shall be joint and several and the term "Guarantor" shall include each as well as all of them. The liability of the Guarantor under the foregoing Guarantee shall be joint and several with that of the Franchisee and the Guarantee shall be absolute and unconditional and shall enure to the benefit of the Franchisor and be binding upon the Guarantor as well as their respective heirs, executors, legal personal representatives, successors and assigns. All debts and liabilities present and future of the Franchisee to the Guarantor are hereby assigned to the Franchisor and postponed to the present and future indebtedness of Franchisee to the Franchisor and, upon default under the Agreement by the Franchisee, all monies received from the Franchisee by the Guarantor or his representatives or assigns shall be by him or them received in trust for the Franchisor and forthwith upon receipt paid over to the Franchisor until the Franchisee's indebtedness and liability to the Franchisor has been fully and satisfied, all without prejudice to the Franchisor and without in any way limiting or lessening the liability of the Guarantor or the Franchisee to the Franchisor hereunder. The liability of the Guarantor shall not be contingent or conditional upon pursuit by the Franchisor of any remedies against the Franchisee or any other person and such liability shall not be diminished, relieved or otherwise affected by any extension of time, credit or other indulgence which the Franchisor may, from time to time grant to the Franchisee or to any other person, including, without limitation, the acceptance of any partial payment or performance, or the compromise or release of any claims, none of which shall in any way modify or amend this Guarantee, which shall be continuing and irrevocable until released by the Franchisor in writing. The Guarantor hereby waives presentment and demand for payment, protest and notice of protest for non-payment and notice of dishonour with respect to this Guarantee. The Guarantor shall execute and deliver such further and other documents and instruments and do such acts and things as may, before or after the date hereof, be reasonably required by the Franchisor or its counsel to carry out the intent of this Guarantee.

                              ARTICLE NINETEEN
                              ----------------
                                   GENERAL
                                    ------

19.01  Counterparts- This Agreement may be executed in counterparts, and each
       ------------
counterpart when so executed and delivered shall be deemed an original.

19.02  Successors and Assigns - This Agreement shall entire to the benefit of
       ----------------------
and be binding upon the Franchisor, the Franchisee, the Guarantor and their respective heirs, legal representatives, successors and permitted assigns.

19.03  Assignments - The Franchisor shall have the right to assign its rights
      ------------
and obligations under this Agreement to any person as it may in its sole discretion deem appropriate. The Franchisee may only assign his rights and obligations under this Agreement in accordance with the provisions of Article Fourteen hereof.

19.04  Survival - Notwithstanding anything to the contrary contained in this
       --------
Agreement, such obligations which remain executory after termination or expiration of the Franchisee's rights under this Agreement shall remain in full force and effect subsequent to any such termination or expiration until satisfied or discharged by performance or until their natural expiration.

19.05  Notice - All written notices, consents and approvals (hereinafter in
       ------
this Section 19.05 called a "notice") permitted or required to be given hereunder shall be deemed to be sufficiently and duly given in the case of either party if delivered personally to an officer of such corporation, or, in the case of either party if sent in a prepaid registered letter deposited in a post office in Canada or transmitted by telex or facsimile or other form of recorded communication tested prior to transmission. The addresses for the Franchisor, the Franchisee and the Guarantor are set out in Schedule "B" to this Agreement. Any notice so given or made shall be deemed to have been given or made and received on the date of delivery or on the fourth business day following the day of mailing of the same or on the day of transmission by telex or facsimile or other form of recorded communication service of the same, as the case may be. Any party from time to time by notice in writing given pursuant to the terms hereof may change its address for the purpose of this Agreement. In the event of actual or threatened disruption of postal service, notice shall be delivered or sent by telex or facsimile or other form of recorded communication.

19.06  Right of Set-Off - Notwithstanding any other provision of the Agreement,
       ----------------
upon the failure of the Franchisee to pay the Franchisor as and when due any sums of money, the Franchisor may, at its election, deduct any and all such sums remaining unpaid from any monies or credit held by the Franchisor for the account of the Franchisee.

19.07  Not Withhold Payment - The Franchisee agrees that the Franchisee will
       --------------------
not, on the grounds of the alleged nonperformance by the Franchisor of any of its obligations hereunder, withhold payment of any amounts due to the Franchisor whether on account of equipment purchased by the Franchisee or the Initial Franchise Fee, any Additional Premises Fee, Royalty Fee, Advertising Fee, user fee, rental payments, administrative or management fees or any other payments due to the Franchisor.

19.08  Rights of the Franchisor are Cumulative - The rights of the Franchisor
       ---------------------------------------
hereunder are cumulative and no exercise or enforcement by the Franchisor of any right or remedy hereunder shall preclude the exercise or enforcement by the Franchisor of any other right or remedy hereunder or which the Franchisor is otherwise entitled by law to enforce.

19.09  Acknowledgements
       ----------------

(a) The Franchisee acknowledges that it has conducted an independent investigation of the Franchised Business and recognizes that the business venture contemplated by this Agreement involves business risks and that its success will be largely dependent upon the business ability of the Franchisee. The Franchisor expressly disclaims the making of and the Franchisee acknowledges that it has not received any warranty or guarantee, express or implied, as to the potential sales volume, profits or success of the Franchised Business.

(b) The Franchisee acknowledges that it has received, has had an ample time to read, and has read this Agreement. The Franchisee further acknowledges that he has had an adequate opportunity to be advised by advisors of its own choosing regarding all pertinent aspects of the Franchised Business.

(c) The Franchisee acknowledges that in connection with the operation of any School, registration and/or approval by an appropriate Government authority is required. While the Franchisor and Franchisee believe that the Franchised Business will meet the requisite Government guidelines, there can be no assurance that it will continue to obtain the requisite registrations and/or approvals or that such registrations and/or approvals will not subsequently be withdrawn by Government authorities. While the revocation of, or failure or inability to renew, any of the aforementioned registrations may have a material adverse effect on the Franchised Business, the Franchisee acknowledges that such eventuality is outside of the control of the Franchisor and hereby remises, releases and forever discharges the Franchisor and its directors, officers and employees of and from all actions, causes of action, suits, debts, duties, accounts, bonds, covenants, contracts, claims and demands whatsoever which the Franchisee now has or hereafter can, shall or may have for by reason of or in any way arising out of a revocation of, or failure or inability to renew, any of the aforementioned registrations or approvals.

19.10  Franchisor Warranties - The Franchisor warrants and represents to the
       ---------------------
Franchisee and covenants with the Franchisee that:

(a) it will at all times offer Courses and produce Course materials which are marketable in Canada and of a high standard having regard to the educational purpose of the Franchisor;

(b) It will produce updates of Courses and Course materials on a regular basis to maintain the standards referred in sub-section (a); and

(c) it will permit the Franchisee to sub-franchise provided that the Franchisee and Franchisor enter into a mutually acceptable Master

      Franchise Agreement which stipulates the terms and conditions for the Franchisee entering into such sub-franchise arrangements with the third parties.

19.11  Further Assurances- The parties agree to do or cause to be done all acts
       ------------------
or things necessary to implement and carry into effect this Agreement to its full extent.

19.12  Language - The parties hereto confirm that it is their wish that this
       --------
Agreement as well as all other documents relating hereto, including notices, have been and shall be drawn up in the English language only.

19.13  Arbitration - If any dispute or controversy shall occur between the
       -----------
parties hereto relating to the interpretation of implementation of any of the provisions of this Agreement, such dispute shall be resolved by arbitration. Such arbitration shall be conducted by a single arbitrator. The arbitrator shall be appointed by agreement between the parties or, in default of agreement, such arbitrator shall be appointed by a Judge of the Supreme Court of British Columbia, upon application of any of the said parties and a Judge of the Supreme court of British Columbia shall be entitled to act as arbitrator, if he so desires. The procedure to be followed shall be agreed by the parties or, in default of agreement, determined by the arbitrator. The arbitration shall proceed in accordance with the provisions of the Commercial Arbitration Act (British Columbia). The arbitrator shall have the power to proceed with the arbitration and to deliver his award or decision notwithstanding the default of any party in respect of any procedural order made by the arbitrator. It is further agreed that such arbitration shall be a conditions precedent to the commencement of any action at law. The decision arrived at by the arbitrator shall be final and binding and no appeal shall lie therefrom. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The arbotrator shall have the right to award costs in his/her sole discretion.

IN WITNESS WHEREOF the parties have duly executed and delivered this

Agreement as of the date first written above.

                                                COMPUCOLLEGE INC.
                                                Per:


                                                /s/ Allan N. Ebedes        c/s
                                                -------------------------
                                                Allan N. Ebedes

                                                INTERNATIONAL BUSINESS SCHOOLS
                                                INC.
                                                Per:


                                                /s/ Allan N. Ebedes        c/s
                                                -------------------------
                                                Allan N. Ebedes

                                                CIBT CANADIAN INSTITUTE OF
                                                BUSINESS & TECHNOLOGY CORP.
                                                Per:

                                                 /s/ Signature             c/s
                                                -------------------------


                                                ANNOVA INTERNATIONAL HOLDINGS
                                                CORP.


                                                 /s/ Signature            (c.s.)
                                                -------------------------

                                     SCHEDULE "A"
                                     ------------

                                      TERRITORY
                                      ---------

                                      China, Hong Kong and Macau

                                     SCHEDULE "B"
                                     ------------
                                FEES AND OTHER MATTERS
                                ----------------------

10
            1.   Date on which Term ends [s.2.01]:             February 28, 2000

            2.   Renewal Term [s.3.03]:                        5 years

            3.   Location of the Premises[s.4.01]
                 (if the Premises are not known at
                 or change subsequent to the time
                 of execution of the Franchise Agreement, the information as to the location of the Premises may be completed or amended upon the Premises being ascertained:

            4.   (a)   Initial Franchise Fee [s.7.01]:      Cdn   $ 120,000,
                                                            payable as follows:
                                                            Pmt. Date     Amount

                                                            Feb 28/95   $ 10,000
                                                            Mar 28/95   $ 10,000
                                                            Apr 28/95   $ 10,000
                                                            May 28/95
                                                            (or date on which
                                                            training commences,
                                                            whichever date is
                                                            earlier)    $ 45,000
                                                            Jun 28/95   $ 15,000
                                                            Jul 28/95   $ 15,000
                                                            Aug 28/95   $ 15,000

           5.   Additional Premises Fee [s.7.02]:              Cdn $ 50,000

           6.   Royalty Fee [s.7.03]:                          See Schedule B-1
                                                               attached

           7.   Local Advertising Contribution [s.8.06]:       10% of Gross
                                                               Revenue

           8.   Renewal Fee [s.3.03(i)]:                       Cdn $20,000

           9.   Transfer Fee [s.14.01]:                        Cdn $10,000

          10.   Notices Addresses:

                (a) Franchisor:                       North American Life Centre
                                                      5650 Yonge Street
                                                      Suite 1400
                                                      North York ON M2M 4G3

                (b) Franchisee:                       380 West 2nd Ave
                                                      Vancouver BC V5Y IC8

                (c) Guarantor:                        380 West 2nd Ave
                                                      Vancouver BC V5Y IC8

                                 SCHEDULE "B-1"
                                 --------------
                                  ROYALTY FEES
                                  ------------

          In each year of the Term (and any renewal), the Franchisee shall pay to the Franchisor a Royalty Fee (as contemplated in Section 7.03) equal to the following:

1.   On Gross Revenue between $ 0 and $ 1,000,000 CDN, 8%;

2. On Gross Revenue between $1,000,001 and $2,000,000 CDN, 7% on the entire amount of Gross Revenue;

3. On Gross Revenue between $2,000,001 and $3,000,000 CDN, 6% on the entire amount of Gross Revenue;

4. On Gross Revenue between $3,000,001 and over, 5% on the entire amount of Gross Revenue;

                                     SCHEDULE "C"
                                     -----------

                                  LEASE PROVISIONS
                                  ----------------

          WHEREAS the tenant/leasee as Franchisee (in the alternative called the "Tenant" or the "Franchisee") has entered into a franchise agreement (the "Franchise Agreement") with CompuCollege Inc., as Franchisor ("Franchisor")
dated as of the                day of                          199  .
               ----------------      --------------------------   --

          NOW THEREFORE IN CONSIDERATION of the mutual covenants and agreements hereinafter contained and further good and valuable consideration (the receipt and sufficiency of which is acknowledged by the parties hereto), the Tenant, the Franchisor and the Landlord hereby acknowledge, covenant and agree as follows:

(1) In the event of the expiry or termination for any reason whatsoever of the Franchisee's rights under the Franchise Agreement, the Franchisee's rights under this Lease shall, at the option of the Franchisor, be transferred and assigned to the Franchisor, such option to be exercisable by the Franchisor upon giving the Landlord notice in writing within 30 days following the expiration or termination of the Franchisee's rights under the Franchise Agreement, and such notice shall specify the date of such expiration or termination;

(2) The Tenant acknowledges that the Landlord may rely upon such notice and shall not be required to enquire into the due execution of such notice or the accuracy of the statements set forth in such notice;

(3) The Franchisee and Landlord further acknowledge and agree that such notice shall, without further act or formality, operate as an effective assignment of the Franchisee's rights under this Lease to the Franchisor and assumption by the Franchisor of the covenants required to be observed or performed by the Franchisee under this Lease;

(4) The Franchisor shall thereafter have the right to assign or sublet the demised premises to such person as it may designate provided that, in the event of any such assignment or subletting, the Franchisor shall remain liable as primary obligor for all obligations of the Tenant under this Lease;

(5) The Franchisee agrees that the Landlord may, upon the written request of the Franchisor, disclose to the Franchisor aU reports, information or data in the Landlord's possession respecting sales made in, upon or from the demised premises;

(6) The Landlord shall give written notice to the Franchisor concurrently with the giving of such notice to the Franchisee with respect to any default by the Franchisee under the Lease and. the Franchisor shall have, after the expiration of the period during which the Franchisee may -cure such default, a period of 30 days to cure any such default, provided that if such default arises by reason of the bankruptcy or insolvency of the Franchisee or the appointment of a receiver or similar custodian over the Franchisee's assets, the Franchisor shall have the right to assume this Lease upon payment of any arrears of rent or other amounts payable to the Landlord pursuant to this Lease to the date of such appointment and, in the event of any such assumption by the Franchisor, the Franchisee shall cease to have any further rights under this Lease;

(7) The Landlord acknowledges that the Franchise Agreement contains a right on the part of the Franchisor, in the event of expiration or termination of the Franchisee's rights under the Franchise Agreement for any reason whatsoever, to enter the demised premises and to make any alterations thereto required by the Franchise Agreement. The Landlord hereby agrees to permit entry by the Franchisor for such purposes and the Landlord acknowledges that such re-entry by the Franchisor shall not constitute an assignment of this Lease nor a subletting of the demised premises nor shall the Landlord (or the Tenant) take any action against the Franchisor in respect of or as a result of such re-entry;

(8) The Landlord acknowledges that the Franchisor is executing this Lease solely for the purposes of acknowledging the foregoing provisions and agrees that such execution by the Franchisor shall in no way be construed as to obligate the Franchisor for the performance of any of the terms, conditions and covenants contained in this Lease except as expressly provided;

(9)   (a)   The Tenant shall not assign this Lease in whole or in part, nor sublet or part with, or share the possession of all or part of the demised premises, or mortgage or encumber this Lease or the Tenant's interest herein, without the prior written consent of the Franchisor and the Landlord or their respective mortgagees, if applicable, and such consent may be arbitrarily or unreasonably withheld;

      (b) If the Tenant is a corporation, any transfer or issue by sale, assignment, bequest, inheritance, operation of law or other disposition, or by subscription from time to time of all or any part of the registered or beneficial ownership of the shares of the Tenant which results in any change in the effective voting control of the Tenant shall be deemed to be an assignment hereunder;

      (c) Notwithstanding the foregoing, the Franchisor shall not unreasonably withhold its consent to an assignment of this Lease permitted under, and in compliance with, the Franchise Agreement. In every case, it shall be a condition of the Franchisor's consent hereunder that:

           (i) the consent of the Landlord to such assignment, subletting, parting with possession, mortgaging or charging is first obtained (if required under the Lease);

           (ii) the proposed assignee, subtenant, occupant, mortgagee or chargee shall agree with the Franchisor:

                 (i) that its rights under this Lease with respect to the demised premises shall be limited to the use described in the Franchise Agreement;

                 (ii) that it will perform and observe all of the covenants and conditions contained on the part of the Tenant under this Lease;

                 (iii) if the proposed assignee, subtenant, occupant, mortgagee or chargee is a corporation, each of its shareholders shall guarantee the performance and observance of the covenants and conditions assumed by the proposed assignee, subtenant, occupant, mortgagee or chargee under this section of the Lease; and

                 (iv) the proposed assignee, subtenant, occupant, mortgagee or chargee shall have entered into the Franchisor's then current form of franchise agreement with the Franchisor. Notwithstanding any such assignment, subletting or parting with possession, the Tenant shall remain liable for the performance of all the obligations on the part of the Tenant under this Lease.

          If the Tenant attempts to assign, sublet, share possession, mortgage or encumber all or part of the demised premises without first having obtained the consent of the Landlord and the Franchisor as aforesaid, then the Tenant's rights under the Lease shall, at the option of the Franchisor, be transferred and assigned to the Franchisor and the provisions of sections (1) through (4) inclusive hereof shall apply with necessary modifications; and

(10) Each party will from time to time and upon the reasonable request of the other party, execute, make, or cause to be made all such further acts, deeds, assurances, certificates or things as may be required to more effectively implement the true intent of the provisions set forth above.

                                      SCHEDULE "D"
                                      -----------

                                        SYSTEM
                                        ------

1.      Academic/Standards Issues:
        --------------------------

     -  Courses

     -  Course Objectives, Standards and Outlines

     -  Passing Requirements for Issuing Certificates and Diplomas

     -  Testing/Grading

     -  Subject Matter, Curriculum Content and length of Courses

     -  Teaching Methodology, Textbooks and Materials to be Used in Courses

     -  Teacher Qualifications

     -  Teacher Training

     -  Professional Development

     -  Conferences/Conventions

     -  Student Rules and Regulations

     -  Student Reports and Evaluations

     -  Diplomas and Certificates

     -  Development of Modules

     -  Scheduling of Courses

2.      Administrative/Financial Matters:
        --------------------------------

     -  Accounting and Financial and Non-Financial Reporting and Record-keeping

     -  Administration of Franchised Business

     -  Student Loan Processing and Administration

     -  Student Financial Assistance

     -  Use of Data Processing in Computer Technology and Software

     -  Leasing and Development of Premises

     -  Leasehold Improvements, Furniture, Fixtures and Equipment

     -  Human Resources

     -  Staff Training

     -  Government Returns/Remittance

     -  Monitoring Relevant Legislation and Government Liaison

     - Hiring, Dismissal, Training, Promotion, Retention, Evaluation and Remuneration of Employees and Independent Contractors

     -  Conferences and Franchisee Meetings

     -  Student Transfers

3.      Admission/Marketing Issues:
        --------------------------

     -  Pre-testing and Screening

     -  Admission Requirements and Procedures

     -  Registration Procedures

     -  Enrolment Procedures

     -  Written and Verbal Presentation and Representations to Perspective
        Students

     -  Marketing, Advertising, Promotion and Selling of Courses

     -  Counselling and Recruiting of Students

     -  Liaison with High Schools

     -  Monitoring of Government Worker's Compensation Policy and Requirements.

     -  Pre-counselling of Students

     -  government - sponsored training

4.      Student and Graduate Services:

     -  Placement Services and Assistance

     -  Counselling/Outplacement Services and Assistance

     -  Graduation

     -  Resumes

     -  Seminars

     -  Student Counsel

     -  Alumni

     -  Social Activities

     -  Employer Liaison

     -  Co-Op Programs

                                      SCHEDULE E
                                      ----------

                             GENERAL SECURITY AGREEMENT
                             --------------------------

                                   SECURITY AGREEMENT
                                   ------------------

BETWEEN:
                                  CIBT CANADIAN INSTITUTE OF BUSINESS &
                                  TECHNOLOGY CORP.
                                  380 West 2nd Avenue
                                  Vancouver BC V5Y IC8

                                  (hereinafter collectively called the "Debtor")

                                                              OF THE FIRST PART,

                                       - AND -

                                  COMPUCOLLEGE INC. and
                                  THE TORONTO SCHOOL OF BUSINESS INC.,
                                  14th Floor
                                  5650 Yonge Street
                                  North York ON M2M 4G3

                                  (hereinafter individually called a "Creditor" and collectively called the "Creditors")

                                                             OF THE SECOND PART.

          WHEREAS as security for the payment of all monies due or the performance of all duties and obligations of the Debtor, or either one of them, to the Creditors, or either one of them, including, without limiting the generality of anything herein contained, all payments, duties and obligations arising under or pursuant to the franchise agreement (the "Franchise Agreement") between Compucollege Inc. and the Debtor dated [insert date], as amended or supplemented or replaced from time to time (the "Obligations"), the Debtor has agreed to grant to the Creditors a security interest in all of the assets of the Debtor upon and subject to the terms hereinafter set forth.

          NOW THEREFORE IN CONSIDERATION of the premises and other good and valuable consideration (the receipt and sufficiency whereof is hereby acknowledged by the Debtor), the Debtor hereby grants to the Creditors the following security interest upon and subject to the terms and conditions hereunder contained:

Grant of Security Interest
--------------------------

1 .   As general and continuing security for the Obligations, the Debtor hereby grants, bargains, assigns, transfers, sets over, mortgages and charges to the Creditors a security interest in all of its personal property, now or hereafter owned or acquired by or on behalf of the Debtor, relating to the Franchised Business (hereinafter referred to as the "Collateral"), including, without limiting the generality of the following:

      (a) Equipment - all its present and future equipment, including, without
          ---------
      limiting the generality of the foregoing, all fixtures, plant, machinery, tools and furniture now or hereinafter owned or acquired and any equipment specifically listed or otherwise described in Schedule "A" attached hereto and all accessions thereto;

      (b) Inventory - all its present and future inventory, including, without
          ---------
      limiting the generality of the foregoing, all raw materials, goods in process, finished goods and packaging material and goods acquired or held for sale or furnished or to be furnished under contracts of rental or service;

      (c) Intangibles - all its present and future intangibles, including,
          -----------
      without limiting the generality of the foregoing, all its accounts, contract rights and other choses in action of every kind and nature now due or hereafter to become due;

      (d) Other Property-all chattel paper, documents of title, instruments,
          ---------------
      money or securities, its undertaking and all its property and assets, real and personal, moveable or immoveable, of whatsoever nature and kind, both present and future (other than property and assets hereby validly assigned or in which a security interest is granted and the exceptions hereinafter contained);

      (e) Proceeds - all of the Debtor's property in any form derived directly
          --------
      or indirectly from any use or dealing with the Collateral (as herein defined) or that indemnifies or compensates for Collateral destroyed or damaged, including without limitation insurance rights arising from or out of equipment, inventory or real property; and

      (f) Real Property - all real and immoveable property, both freehold and
          -------------
      leasehold, now or hereafter owned or acquired by the Debtor, together with all buildings, erections, improvements and fixtures situate thereupon or used in connection therewith, including any lease, verbal or written or any agreement therefor, subject to the exception set forth in Section 3 hereof.

          For the purposes of this Security Agreement, the terms "accessions", "account", "chattel paper", "document of title", equipment", "instruments", "intangibles", "inventory", personal property", "proceeds" and any other term defined in the Personal Property Security Act (Ontario) shall have the meaning attributed to them under such Act, unless specifically otherwise provided. The Debtor warrants and acknowledges that the Debtor and the Creditors have not agreed to postpone the time for attachment, intend each of the security interests in this Security Agreement to attach upon the execution of this Security Agreement, that value has been given and that the Debtor has rights in the Collateral.

          Notwithstanding anything herein to the contrary, the Collateral includes only that property of the Debtor which is used for and in relation to the Franchised Business (as defined in the Franchisee Agreement) and not to other property or assets of the Debtor and all rights of the Credits hereunder are restricted to the Collateral.

Location of the Collateral
--------------------------

2. The Debtor hereby represents and wan-ants to the Creditors that the Collateral is at the locations more particularly set forth in Schedule "A" attached hereto. If Schedule "A" is left uncompleted, the Debtor represents and warrants to the Creditors that the Collateral is located at the address set forth on page one hereof. The Collateral is on the date hereof primarily situate or located at the location(s) set out in Schedule "A" hereto, but may from time to time be located at other premises of the Debtor. The Collateral may also be located at other premises while in transit to and from such locations and premises; and the Collateral may from time to time be situated or located at any other place when on lease or consignment to any lessee or consignee from the Debtor.

Exception for Leasehold Interests
---------------------------------

3. It is hereby declared that the last day of any term of years reserved by any lease, verbal or written, or any agreement therefor, now held or hereafter acquired by the Debtor, is hereby or shall be excepted out of the mortgages, charges and security interests hereby created, but the Debtor shall stand possessed of the reversion of one day remaining in the Debtor in respect of any such term of years, for the time being demised, as aforesaid, upon trust to assign and dispose of the same as any purchaser of such term of years shall direct.

Covenants and Representations of the Debtor
-------------------------------------------

4.1   The Debtor shall not:

      (a) without the prior written consent of the Creditors, subject to Section 5, sell or dispose of any of the Collateral in the ordinary course of business or otherwise;
      (b) without the prior written consent of the Creditors, create any liens upon or assign or transfer as security or pledge or hypothecate as security or create a security interest in the Collateral, except to the Creditors; provided that nothing in this Section shall prevent the Debtor from giving a purchase money security interest for any Collateral acquired after the date of this Security Agreement, so long as such security interest is limited to the Collateral acquired in connection therewith and the amount secured does not exceed the sum due to the secured creditor for the unpaid balance of the purchase price of such Collateral and further provided that nothing in this section shall prevent that Debtor from giving a security interest for any Collateral, in priority to the security interest being granted to the Creditors hereunder, to the Debtor's bank or financial institution in connection with the legitimate financial operational needs of the Franchised unconditionally their security interest and all their rights hereunder to that of the Debtor's bank or financial institution and to execute and delivery forthwith on request to the Debtor such postponement agreement and other assurances as the Debtor or the Debtor's bank or financial institution reasonably require to evidence such postponement;

      (c) without providing at least 30 days prior written notice to the Creditors, change its name.

4.2   The Debtor shall at all times during the currency of this Security
      Agreement:

      (a) if the Debtor fails to perform any covenant in this Security Agreement, permit the Creditors, or either one of them, to perform such covenant if it is capable of being performed by the Creditors, or either one of them (but the Creditors shall not be obliged to perform any covenant) and the amount or amounts of costs, charges and expenses reasonably incurred by the Creditors, or either one of them, in connection with such performance:

          (i) shall be a charge on the Collateral in favour of the Creditors prior to all claims subsequent to this Security Agreement;

          (ii) shall be payable by the Debtor to the Creditors forthwith without demand;

          (iii) shall, with any interest payable pursuant to the Franchise Agreement, be added to the Obligations hereby secured as if such amount or amounts had originally formed part thereof;

      (b) if the amounts of any of the intangibles shall be paid to the Debtor, receive the same as agent of the Creditors and forthwith pay over the same to the Creditors;

      (c) forthwith and from time to time give notice to the Creditors of service of any notice affecting any of the Collateral not in connection with the ordinary conduct of its business or of the commencement of any proceedings which adversely affects same;

      (d) notify 'from time to time the Creditors of the occurrence of any event of default or any occurrence which with notice or lapse of time would become an event of default, immediately upon becoming aware of it, giving full details of it and of any action taken (or to be taken) in respect of it;

      (e) duly pay its liabilities and obligations as they fall due other than those liabilities and obligations being contested in good faith and comply with all obligations binding on it by law, contract or otherwise.

4.3   The Debtor represents and warrants that:

      (a) if the Debtor is a corporation, there are no provisions in the articles or bylaws of the Debtor (in the alternative called the "Corporation") or any unanimous shareholder agreement relating to the Corporation which:

          (i) restrict or limit the powers of the directors of the Corporation to borrow money upon the credit of the Corporation; to issue, reissue, sell or pledge debt obligations of the Corporation; and to mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired to secure any obligation of the Corporation;
          (ii) require the directors or director to obtain the authorization of the shareholders of the Corporation to exercise the powers set out in subparagraph (i); or
          (iii) restrict or limit the authority of the directors or director of the Corporation by resolution to delegate the powers set out in subparagraph (i) to a director, committee of directors, or an officer of the Corporation;

      (b) the execution, delivery and performance of this Security Agreement and all matters contemplated hereby do not violate any provision of the constating documents or bylaws of the Corporation, or any contract, agreement, law, regulation, order, injunction, judgement, decree or writ to which the Debtor, or either one of them, is subject, or result in the creation or imposition of any lien upon the assets, undertaking or business of the Debtor, or either one of them, or any part thereof in favour of a third party.

Use of Collateral
-----------------

5. Until the occurrence of an event of default, as hereinafter provided, the Debtor may use the Collateral specifically charged in any manner not inconsistent with this Security Agreement, and deal with the inventory, real estate or other property or any part thereof in the ordinary course of the

Debtor's business and for the purpose of carrying on such business. The Debtor may from time to time sell or otherwise dispose of any items of the Collateral not necessary or useful in connection with the business or undertaking of the Debtor or which have become worn out, damaged or otherwise unsuitable for their purpose, provided that it shall substitute therefor such replacements as are required for the conduct of the business or undertaking of the Debtor, which replacement shall be subject to the charges herein contained, and free from all prior liens, charges and encumbrances (other than purchase money security interest as herein permitted), and shall be of at least equal value to the items disposed of; provided that the Creditors may at any time in their discretion release from the charges contained herein any part or parts of the Collateral either with or without sufficient consideration therefor, without responsibility therefor, and without thereby releasing any other part of the Collateral or the Debtor from this Security Agreement or from any of the covenants herein contained.

Further Assurances
------------------

6. The Debtor shall at all times do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all and singular every such further acts, deeds, transfers, assignments, security agreements and assurances as the Creditors, or either one of them, may reasonably require for the better granting, transferring, assigning, charging, setting over, assuring and confirming unto the Creditors, or either one of them, the property and assets hereby mortgaged and charged or subjected to security interests or intended so to be or which the Debtor may hereafter become bound to mortgage, charge, transfer, assign or subject to a security interest in favour of the Creditors and for the better accomplishing and effectuating of this Security Agreement.

Insurance
---------

7. The Debtor shall at all times have and maintain insurance over the in accordance with the requirements set forth in the Franchise Agreement.


Inspection and Information
--------------------------

8. The Debtor shall at all times upon request by the Creditors, or either one of them, allow the Creditors, or either one of them, to inspect the

Collateral wherever it may be, and shall furnish the Creditors, or either one of them, with such information concerning the Collateral and the Debtor's affairs and business as the Creditors, or either one of them, may reasonably request, including lists of inventory and equipment and lists of accounts receivable showing the amounts owing upon each account and securities therefor and copies of all financial statements, books and accounts, invoices, letters, papers and other documents in any way evidencing or relating to the Obligations. These rights shall relate solely to the Franchised Business and the Collateral.

Events of Default
-----------------

9. The Debtor shall be in default under this Security Agreement upon the occurrence of an event of default. Where used in this Agreement, the term "event of default" shall mean an event giving rise to a right of termination under Sections 15.01 or 15.02 of the Franchise Agreement.

Additional Powers On Default
----------------------------

10. Upon the occurrence of any event of default, the Creditors may declare any or all of the Obligations to be immediately due and payable. In addition to any rights and powers given to the Creditors by any provision of this Security Agreement and under the Personal Property Security Act (Ontario), the Creditors may proceed to realize the security hereby constituted and to enforce their rights by entry; or by any other action, suit, remedy or proceeding authorized or permitted hereby or by law or by equity; and may file such proofs of claim and other documents as may be necessary or advisable in order to have their claim lodged in any bankruptcy, winding-up or other judicial proceedings relative to the Debtor. In addition, the Creditors may enter upon and lease or sell the whole or any part or parts of the Collateral and any such sale may be made hereunder by public auction, by public tender or by private contract, with or without notice and with or without advertising and without any other formality, all of which are hereby waived by the Debtor, and such sale shall be on such terms and conditions as to credit or otherwise and as to upset or reserve bid or price as to the Creditors in their sole discretion may seem advantageous and such sale may take place whether or not the Creditors have taken possession of such property and assets. Except to the extent that the Creditors, or either one of them, believe on reasonable grounds that any part of the Collateral is perishable or will decline speedily in value, the Debtor shall be entitled to not less than 15 days' notice of the date, time and place of any intended disposition of the Collateral.

Collection of Accounts
----------------------

11. After default under this Security Agreement, the Creditors may notify all or any account debtors of accounts which form part of the Collateral and may also direct such account debtors to make all payments on the Collateral to the Creditors. The Debtor acknowledges that any payments on or other proceeds of Collateral received by the Debtor from account debtors, whether before or after notification of this Security Interest to account debtors and after default under this Security Agreement, shall be received and held by the Debtor in trust for the Creditors and shall be turned over to the Creditors upon request.

Appointment of Receiver
-----------------------

12. Upon the occurrence of any event of default, the Creditors may by instrument in writing appoint a receiver or receivers of the Collateral or any part thereof and such receiver or receivers may be any person or persons, whether an officer or officers or employee or employees of the Creditors or not, and the Creditors may remove any receiver or receivers so appointed and appoint another or others in his or their stead; or by proceedings in any court of competent jurisdiction for the appointment of a receiver or receivers or for sale of the Collateral or any part thereof. Any such receiver or receivers so appointed shall have power to take possession of the Collateral or any part thereof and to carry on the Franchised Business (as defined in the Franchise Agreement) of the Debtor, and to borrow money required for the maintenance, preservation or protection of the Collateral or any part thereof or the carrying on of the Franchised Business of the Debtor, and to further charge the Collateral in priority to the security constituted by this Security Agreement as security for money so borrowed, and to sell, lease or otherwise dispose of the whole or any part of the Collateral on such terms and conditions and in such manner as he or they shall determine. In exercising any powers any such receiver or receivers shall act as agent or agents for the Debtor and the Creditors shall not be responsible for his or their actions. The term "receiver" as used in this Security Agreement includes a receiver and manager.

Deficiency On Realization
-------------------------

13. The Debtor shall remain liable for immediate payment of any balance due of the Obligations after any repossession and sale of the Collateral or any part thereof by or on behalf of the Creditors. The Debtor shall pay such balance to the Creditors forthwith upon notification by the Creditors of the amount thereof.

Remedies Independent
--------------------

14. No remedy for the realization of the security hereof or for the enforcement of the rights of the Creditors shall be exclusive of or dependent on any other such remedy, but any one or more of such remedies may from time to time be exercised independently or in combination.

Appropriation
-------------

15. Any and all payments made in respect of the Obligations from time to time and moneys realized from any securities held therefor (including moneys realized on any enforcement of this Security Agreement) may be applied to such part or parts of the Obligations as the Creditors may see fit, and the Creditors shall at all times and from time to time have the right to change any appropriation as the Creditors may see fit.

Expenses of Realization
-----------------------

16. The Debtor agrees to pay all reasonable expenses, including solicitor's fees on a solicitor and own client basis and disbursements and the remuneration of any receiver appointed hereunder, incur-red by the Creditors in the preparation, perfection and enforcement of this Security Agreement and the payment of such expenses shall be secured hereby.

Indulgences
-----------

17.   The Creditors may only waive any default herein referred to by written instrument; provided always that no such waiver or any other act or omission by the Creditors shall extend to or be taken in any manner whatsoever
to affect any subsequent default or the   rights resulting therefrom. The
Creditors may grant extensions of time and other indulgences, take and give up any security interest granted herein, or modify or abstain from perfecting or taking advantage of any of the security interests granted herein, accept compositions, grant releases and discharges thereof and otherwise deal with the Debtor, debtors of the Debtor, sureties and others and with any of the security interests granted herein as the Creditors may see fit without prejudice to the liability of the Debtor to the Creditors or the Creditors' right to hold and realize any of the security interests granted herein. The Creditors shall not be accountable to the Debtor for the value of any security interest released, except to the extent of any monies actually received by the Creditors.

Non-Substitution
----------------

18. The security hereof is in addition to and not in substitution for any other security now or hereafter held by the Creditors.

No Requirement to Make Advances
-------------------------------

19. Nothing herein shall obligate the Creditors to make any advance or loan or further advance or loan or to renew any note or extend any time for payment of any indebtedness of the Debtor to the Creditors.

Successors and Assigns
----------------------

20. This Security Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of the parties hereto. This Security Agreement many only be assigned by the Creditors to an assignee of the Creditors' rights in the Franchise Agreement and is subject to all the equities thereunder.

Notices
-------

21. All notices, payments or other documents required or which may be given or made under this Security Agreement, including without limitation any notice required pursuant to Section 10 hereof, shall be in writing, duly signed by the party giving such notice, payment or document and delivered or transmitted by registered or certified mail, telegram, telex or telecopier (with confirmation of transmission) to the address set out on the first page of this Security Agreement, and shall also be given in the case of any notice required to be given pursuant to Section 10 hereof, to the last known post office address of the Debtor. Any notice, payment or document so given shall be deemed to have been received on the second business day following the date of mailing, if sent by mail, but shall be deemed to have been received on the next business day if transmitted by telex, telecopier or telegram. In the event of interruption of the postal system by labour strife, such notice, payment or document shall be sent by telex, telecopier or telegram or delivered. Any party may from time to time by notice given as provided above change its address for the service of notices.

Interpretation
--------------

22. In construing this Security Agreement, the word "Debtor", the personal pronoun "it" or "its" and any verb relating thereto and used therewith shall be read and construed as required by and in accordance with the context in which such words are used, depending upon whether the Debtor is one or more individuals, corporations or partnerships and, if more than one, shall apply and be binding upon each of them jointly and severally. The term " successors" shall include, without limiting its meaning, any corporation resulting from the amalgamation of a corporation with another corporation and, where the Debtor is a partnership, any new partnership resulting from the admission of new partners or any other change in the Debtor, including, without limiting the generality of the foregoing, the death of any or all of the partners. The headings herein are for ease of reference only and are not to be used in the interpretation of any provision of this Security Agreement or to limit or otherwise deal with the rights of the Creditors herein. This Security Agreement shall be construed in accordance with the laws of the Province of Ontario.

Acknowledgement
---------------

23. The Debtor acknowledges receipt of an executed or true copy of this Security Agreement.

Franchise Agreement
-------------------

24.   This Security Agreement is subject to the provisions of the Franchise

Agreement, including any amendments, replacements or supplements thereto or thereof.

          IN WITNESS WHEREOF this Security Agreement has been executed by the
Debtor on the     day of February, 1995.

                                             CIBT CANADIAN INSTITUTE OF BUSINESS
                                             & TECHNOLOGY CORP.

                                             Per: /s/ signed
                                                  ------------------------------
                                                   Name:
                                                   Title:

                                             COMPUCOLLEGE INC.

                                             Per: /s/  Allan N. Ebedes
                                                  ------------------------------
                                                   Name:   Allan N. Ebedes
                                                   Title:  President

                                  SCHEDULE "A"
                                  ------------

Location of Collateral            ----------------------------------------------

                                  ----------------------------------------------

                                  ----------------------------------------------

                                  ----------------------------------------------

                CANADIAN INSTITUTE OF BUSINESS & TECHNOLOGY CORP.
                    A SUBSIDIARY OF ANNOVA BUSINESS GROUP INC.

          Canadian Head Office: 380 West 2nd Ave., Vancouver, BC V5Y 1C8
                 tel: (604) 871-9500 fax: (604) 874-8808 email: info

Mr. Ron Taube                                                October 29, 1998
International Business Schools Inc.
Toronto, Ontario

Deliver via fax: 416-733-4150

Dear Mr. Taube:

As part of our audit requirement, we ask you to confirm the following matters relating to our Master Franchise Fee payment for China in the amount of $120,000. Please confirm the following:

I .     Pursuant to a Master Franchise Agreement dated February 18th, 1995 between CIBT Canadian Institute of Business and Technology Corp. ("CIBT") and International Business Schools Inc. ("IBSI"), CIBT acquired the master franchise right for China from IBSI.

2.     The Master Franchise Fee was agreed as $120,000. CAD.

3. As of May 17th, 1996, an aggregate total of $95,000 had been paid by CIBT to IBSI leaving a outstanding balance of $25,000.

4. On May 17th, 1996, an agreement was reached between IBSI and CIBT (Vancouver) Inc. for CIBT (Vancouver) Inc. to becoming a student recruitment agent for IBSI in Vancouver.

5. Pursuant to a Memorandum dated July 18th, 1995, the parties agreed that CIBT (Vancouver)Inc. will pay $25,000 to acquire this agency right. As a condition of this agreement, parties also agreed that IBSI will reduce
CIBT's Master Franchise Fee for China by $25,000,

We therefore wish to confirm with you CIBT's Master Franchise Fee for China had been paid in full.

Thank you.

Signed:                                 Confirmed by:

/s/Toby Chu                             /s/Ron Taube

Toby Chu                                Ron Taube
President & CEO                         Vice President & Chief Financial Officer
Canadian Institute of Business
& Technology Corp.                      International Business Schools Inc.

Exhibit 3-5

         Agreement to form Joint Venture Between Beijing Computer Inc &
               CIBT Canadian Institute of Business & Technology

This Agreement made this 8th day of April, 1995 between:

      Beijing Computer Institute with offices at 56 Xi San Huan Road North, Beijing, China 100044

      (hereinafter referred to as "BCV)

and:

      CIBT Canadian Institute of Business & Technology with offices at 380 West 2nd Avenue, Vancouver, BC, Canada V5Y IC8

      (hereinafter referred to as "CIBT")

1.     Formation of BCI-CIBT Chinese-Canadian International Business School.

       In the interest of advancing and strengthening the educational and cultural exchanges between the two parties and both countries, BCI and CIBT have agreed to form the BCI-CIBT Chinese-Canadian International Business School (hereinafter referred to as "BCI-CIBT") to pursue their education joint venture.

2.     Purpose and area of co-operation

       BCI-CIBT shall operate according to North American educational standards and offer non-accredited courses in demand in China in Business Administration, Computer Science, Business English and other career development courses. BCI-CIBT shall recruit students at the post-secondary level with advance English skills. Initially, BCI-CIBT shall offer the following non-professional programs: Business English, Management Accounting, Finance, Executive Secretary, Business Computer Software Applications, Hotel Management, International Banking, and certain programs from City University located in Washington, USA.

       BCI-CIBT shall use a Grade Point Average in determining a student's minimum requirement for graduation. Students meeting the minimum requirements for graduation shall receive a Diploma and transcript issued by BCI-CIBT. BCI-CIBT shall offer programs of various duration in length including 6 months, 1 year and 2 years program. Students may choose to attend full time or part time.

3.     CIBT shall be responsible for:

       (a)  Supply all material needed to form and start up BCI-CIBT.
       (b)  Supply all curricula and teaching materials for BCI-CIBT.
       (c) Supply all leasehold improvements to the premises provided by BCI for the use of BCI-CIBT including classrooms and offices.
       (d) Supply sufficient computers and audio-visual equipment for the number of students recruited.
       (e)  Supply office equipment, furniture and fixtures for BCI-CIBT-
       (f) Design and implement a school administration system in accordance to North American standards.
       (g)  Manage the finances of BCI-CIBT jointly with BCI.
       (h)  Pay all BCI-CIBT operating expenses.
       (i) Recruit and pay the salaries of instructors, Student Counselors, and other staff for BCI-CD3T.
       (j) Supply marketing and advertising including student recruitment, production of information brochures, and other marketing materials.
       (k) Set up a Graduate Employment Centre to assist Graduates of BCI-CIBT obtain employment by establishing relationships with foreign owned companies and expanding BCI-CIBT influence domestically and internationally

BCI shall be responsible for:

       (a) Applying to the appropriate Chinese Regulatory Authorities to establish BCI-CIBT.
       (b) Supply at no cost to BCI-CIBT, the use of classrooms and offices as follows:
            - 6 classrooms capable of holding 35 students each
            - 150 square metres of office space in one room or convert two adjacent classrooms at 75 square metres each into offices.
       (c)  Permit BCI-CIBT students the use of BCI's library, dining room, and recreational facilities.
       (d) Make available to BCI-CIBT's foreign instructors, instructors residences at market rates.
       (e)  Operate BCI-CIBT jointly with CEBT.
       (f) BCI shall appoint a vice principal to oversee the daily operations and expenditures of BCI-CIBT.
       (g)  In conjunction with CIBT, implement BCI-CIBT's marketing activities.

4.     BCI-CIBT Corporate Structure

       BCI-CIBT's Board of Directors shall consist of directors appointed by both parties as follows. The Chairman of the Board shall be appointed by BCL Vice-Chairman by CEBT and two directors, one appointed by each party. BCI-CIBT shall have one each a Principal and Vice-Principal to run the daily operations of BCI-CIBT. The Principal shall be a Chinese citizen residing within China appointed by CIBT. The Vice-Principal shall be appointed by BCI.

5.     Financial Control

       Both parties shall pay for their respective responsibilities as listed above. Except for tuition received for City University programs, Gross Tuition Receipts shall be divided as follows: CEBT shall receive 80% and BCI shall receive 20% of Gross Tuition Receipts. CEBT shall pay for BCI-CIBT's operating expenses. Any remaining Net Income shall be used by CIBT to develop another campus within China.

6.     Implementation Schedule

       Both parties agree to cooperate and implement according to the following schedule.

       - Complete the application process to establish BCI-CEBT before May 10, 1995.
       - Begin marketing campaign in June 1995
       - Recruit and enroll students in July and August 1995
       - Commence training programs in September 1995.

7.     Term

       This Agreement shall have a term of four (4) years. Six months prior to the expiry date, both par-ties may negotiate to renew this agreement for a further term. This Agreement may be terminated by either party by giving the other party six (6) months written notice. After any termination to this Agreement, both parties agree to continue to operate BCI-CIBT jointly until all enrolled students have either graduated or left on their own accord.

This Agreement is drafted in two original copies each in the English and the Chinese language. Either language shall have equal effect before a court of law. By evidence of the signatures below, both parties agree to the terms and conditions above.

Beijing Computer Institute                 CIBT Canadian Institute of Business &
Per:                                       Technology
                                           Per:

------------------------------------       -------------------------------------
Date: April 8, 1995                        Date: April 8, 1995

Prof . Zhou Dasen
Vice President
Beijing Polytechnic University
100 Ping Le Yuan
Beijing 100022
China

July 12, 1999

Dear Professor Zhou:

As you know, CIBT is moving its sites this Year, and the site change will probably has an negative impact on operations, of marketing and student recruitment. Therefore, two recruitment and training centers have been set up as "windows" of CIBT to increase its publicity and enrollment size, one at Zhongdian Information Plaza in the Hi-Tech Area, and the other at Hanwei Plaza In the International Business Area of Beijing.

The two centers are functioning for marketing and recruitment purposes, and are hosting business English and other training programs. CIBT has been offering considerable financial support to the two centers in the beginning period of operation, as the rents are fairly high. So, a five percent share of revenue raised at the two centers is proposed for BPU.

Sincerely yours,

Shuai Yang
Executive Vice Dean
CIBT School of Business

BPU agrees to your plan for 1999. The financial arrangement will be further discussed after the moving of CIBT.

Zhou Dasen

July 14, 1999

Exhibit 3-6

                              Letter of Intent

Party A:     Tourism Training Senior Middle School
             Haiding District
             Beijing
Party B:     CIBT School of Business
             (Canadian Institute of Business & Technology)

WITNESSETH:

     I. Cooperative project and its name:
     In order to better carry out "China's Outlines for Educational Reform and Development" where it is pointed out that China's education shall open wider to the outside would and international exchanges and cooperations increase, so that Chinese schools are run more efficiently to the effect that qualified people are trained to better meet the needs of social and economical development, both Party A and Party B have hereby decided to, based on the principle of sincere cooperation and complementary advantages and as a result of friendly consultation, jointly run as of September of 1996 a school of commerce and business administration. There will be 2 classes respectively, with 40 students each, totalling 80. The 3-year school programs are all on full time basis.

     II. Party A's responsibilities and obligations
     1. Be responsible for school program publicizing, counselling, interviewing and recruitment.
     2. Be responsible for (A) developing 2-year curriculum on the premise of consultation between Parties A and B, (B) holding orientation sessions about ideological and ethical standards for 1st & 2nd year students at school, and (C) routine school administration and program teaching ( 1,280 hours/year, 400 hours of which Party B shall be responsible for).
     3. Be responsible for (A) assisting during 2nd school year Party B in conducting student orientation sessions of ideology and ethics, (B) day-to-day school management and scheduled program teaching on the part of Party A.
     4. Be responsible for providing during initial 2 years school premises and facilities enabling students to study and dine.
     5. Be responsible for (A) collecting from students tuition fees in accordance with the rate which Parties A and B have bilaterally agreed upon, (B) school financial management, and (C) bearing teaching expenses incurred during initial 2 school years.
     6. Be responsible for issuing state-recognized graduation diplomas of vocational senior middle school to those students who have completed their school programs with qualified standings.

                                                 C.A.T.I.B.C.
                                   Chinese Association of Translators
                                   & Interpreters of British Columbia
                                 202 - 918 E. 8th Ave., Vancouver, B.C.
                                               CANADA V5T IT8
                                        Tel & Fax: (604) 874-9138

      III. Party B's responsibilities and obligations

      1. Be responsible for sending foreign teachers who will be assisting Party A in doing interviews in English for the sake of joint programs.
      2. Be responsible for (A) programming 3-year curriculum and teaching schedules, (B) teaching total 800 hours, comprising 400 hours during initial 2 school years and next 400 hours during 3rd school year, and (C) bearing teaching costs correspondingly.
      3. Be responsible for providing during 3rd year school premises and facilities enabling students to study and dine.
      4. Be responsible for referring outstanding graduates to foreign companies for potential employment opportunities, not guarantee.
      5. Be responsible for appointing some foreign instructors who will be teaching major programs and assuring their teaching quality.
      6. Upon completion, a graduate with qualified standing shall be issued a post-secondary graduation diploma of Canada IBS International School of Business, which is registered with Canadian government (and recognized world-wide.

      IV. Profit sharing
      Party A is responsible for collecting tuition fee, which is $3,000/school year per student. As per a deal of $5,000 per student, collected fees shall be transferred to Party B on 3 installments as follows: $1,250/student during 1st year, $1,250/student during 2nd year and $2,500/student during 3rd year. Financial expenses shall be looked after respectively and separately; no intervention.
       Either party who sends over its own teachers, if necessary, shall bear all the costs incurred thereafter.

      V. Throughout the course of school cooperation, either party shall give its active support to the counterpart who encounters, if any, difficulties (such as shortage of teachers, school facility, etc.). Both parties shall continue their discussion and consultation with respect to further development of programs and cooperations. Anything else uncovered in this Letter of Intent shall be bilaterally consulted and settled on the principle of equality and mutual benefit.

      VI. No party shall breach this Letter of Intent but for force majeur, otherwise the delinquent party shall undertake all economical and credit losses arising therefrom.

             Party A:                                    Party B:
 Tourism Training Senior Middle School            CIBT School of Business
        Haiding District                    (Canadian Institute of Business &
           Beijing                                      Technology)

         March 12,1996                                 March 12,1996

                                C.A.T.I.B.C.
                      Chinese Association of Translators
                      & Interpreters of British Columbia
                    202 - 918 E. 8th Ave., Vancouver, B.C.
                               CANADA V5T IT8
                         Tel & Fax: (604) 874-9138

Exhibit 3-7

--------------------------------------------------------------------------------
                                  CHINA

                      Beijing, Guangzhou, Shanghai
                         Shenzhen and Zhuhai




                          [GRAPHIC OMITTED}




                             NON-EXCLUSIVE
                      AGREEMENT OF UNDERSTANDING

                               BETWEEN
                           City University
                                 AND
           Canadian Institute of Business & Technology

                        -----------------------

                              June l, 1998

      This Agreement of Understanding, dated June 1, 1998 replaces the
          Agreements dated October 1, 1996 and December 1, 1997
--------------------------------------------------------------------------------

                                    (PAGE-1)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements

                       ----------------------------------
                          AGREEMENT OF UNDERSTANDING
                       ----------------------------------

This two party Agreement of Understanding is entered into this 1st day of June, 1998, by and between City University, 335-116th Ave S.E., Bellevue, Washington 98004, hereinafter CU, and the Canadian Institute of Business & Technology, 56 Xi San Huan Bei Lu, Beijing 100044, People's Republic of China, hereinafter CIBT.

I.     PARTIES

CU is a private, non-profit educational institution incorporated in the State of Washington and is accredited by the Northwest Association of Schools and Colleges (NASC).

CIBT is a Joint venture between CIBT and the Beijing Computer Institute, a subsidiary of Beijing polytechnic University, Beijing, China. CIBT is authorized by the Ministry of Education, the People's Republic of China, to run technical business and computer courses in several cities in China in addition to representing CU in Beijing, Guangzhou, Shanghai, Shenzhen and Zhuhai. CIBT is a subsidiary of the ANNOVA Business Group headquartered in Vancouver, British Columbia, Canada.

II.    UNIVERSITY REPRESENTATION

CU grants CIBT the right to represent CU's Tutorial Distance Learning and Enhanced Tutorial Distance Learning programs in the five identified cities. CIBT will not represent CU in any other area where CU now operates or interfere in CU's current operations in any way. All recruitment under this agreement must be for students in the five identified cities.

III.   ESTABLISHMENT OF DISTANCE LEARNING CENTERS

The parties agree to establish CU Distance Learning Application and Enrollment Centers to be located in the above referenced cities. These centers are to assist students in the enrollment process into CU's Tutorial Distance Learning
(TDL) and Enhanced Tutorial Distance Learning (ETDL) courses. Services may commence upon the signing of this agreement by all parties and the completion of two days of training at Renton by at least one CIBT representative.

By agreement of the parties, Mr. Charles Chen shall act as overall Director of the CU Distance Learning Application and Enrollment Centers for CIBT. CIBT shall be responsible for obtaining authorization from appropriate city and country officials for CU to offer TDL and ETDL programs in the above referenced cities.

IV.    CURRICULUM

All programs and courses are described in CU's general and specific catalogs. The TDL and ETDL programs discussed in this Agreement are:

                                    (PAGE-2)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements

                         Initial Agreement Programs

     ---------------------------------------------------------------------------
     Abbreviation               Programs
     ---------------------------------------------------------------------------
     BSBA                       Bachelor of Science in Business Administration
     ---------------------------------------------------------------------------
     MBA                        Master of Business Administration
     ---------------------------------------------------------------------------

   NOTE: GRE OR GMAT EXAMS ARE NOT REQUIRED FOR GRADUATE STUDENT ENROLLMENT'

The parties agree to commence with the BSBA and MBA degree programs. These programs will be offered through, TDL or ETDL in the five designated cities. After an assessment of program delivery and enrollment figures, the parties may agree to expand the curriculum to include other formats and degree programs.

                         Potential Future Programs

     ---------------------------------------------------------------------------
     Abbreviation               Programs
     ---------------------------------------------------------------------------
                                Undergraduate and Graduate Certificate Programs
     ---------------------------------------------------------------------------
            AS                  Associate of Science
     ---------------------------------------------------------------------------
            BSCS                Bachelor of Science in Computer Science
     ---------------------------------------------------------------------------
            BA                  Bachelor of Arts
     ---------------------------------------------------------------------------
            M.Ed.               Master of Education
     ---------------------------------------------------------------------------
            ESL                 English as a Second Language
     ---------------------------------------------------------------------------

V.     DELIVERY FORMATS

    A. Tutorial Distance Learning Format

       CIBT will offer CU's TDL format MBA degree program in the five identified cities for the CUUBT programs. These programs will normally be the 10-week course length model. Students in the five identified cities will generally follow the CU Tutorial Distance Learning Guide for a standard 10 week course and receive a minimum of 20 hours tutorial assistance per graduate course, and 30 hours tutorial assistance per undergraduate course, to be given by CIBT at CIBT provided facilities by a qualified CU approved tutor.

       A CU faculty representative will come to the five identified cities at the beginning of each TDL period (normally two courses are offered per period) to establish communication linkages, summarize course objectives, provide guidelines and procedures to tutors and students for successful homework completion, and establish parameters for mid-term and final exam development, delivery, and proctoring.

                                    (PAGE-3)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements

      Homework will be evaluated by the tutor. The mid-term exam, if required, will be co-developed by the tutor and tile CU instructor, proctored and scored by the tutor. The research paper or project will be assigned by and sent to the CU instructor for grading. The final exam will be co-developed by tile CU instructor and 0 BT tutor, proctored by CIBT in the five identified cities, and sent to the CU instructor for evaluation.

      Discussions between CIBT tutors and CU faculty should be conducted prior to the launch of each course. These discussions will further clarify content and direction for each course. Communication between tutors and instructors should be maintained during each course and course discussion updates and questions by the tutors should be sent to the instructors at least once every two course weeks. Students are encouraged to communicate directly with instructors. Tutors should space out their tutorial sessions to provide at least one session per week. The bunching of sessions is not permitted.

      Time may be available, during one of the opening orientation visits by a CU instructor, for that instructor to participate in a public orientation seminar sponsored by CIBT Advance notice must be given to CU whenever any public seminar involving CU's programs or instructors is scheduled. Confirmation and acceptance must be received in writing by CIBT from CU before the public seminar can be announced.

      NOTE: ALL TDL AND ETDL HOMEWORK AND EXAMS IN THE FIVE IDENTIFIED CITIES
            MUST BE IN ENGLISH.
            ------------------

B.    Enhanced Tutorial Distance Learning Format

      CIBT will offer CU's ETDL format MBA degree program in the five identified cities for the CU/CIBT programs. The programs will normally be 6 weeks in length. Students in the five identified cities will generally follow the CU Enhanced Tutorial Distance Learning Guide for each course and receive a 20 hour workshop per course, to be given by CIBT at CIBT provided facilities by a CU approved instructor.

      A CU faculty representative will come to China at the beginning of each ETDL course (only one course is taken at a time) to conduct the seminar/ workshop, establish communication linkages, summarize course objectives and major concepts, provide guidelines and procedures to tutors and students for successful homework completion, and establish parameters for mid-term and/or final exam development, delivery, proctoring, and grading.

      CIBT will assign a tutor, who has been approved by CU, to each course to facilitate post seminar/workshop activities. Tutors will also assist

                                    (PAGE-4)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements
      students in preparation for the final exam. Tutors normally meet with students once each week after tile seminar/workshop. Tutors should provide not less than 10 hours of tutorial assistance per course,

      Time may be available, during one of the opening orientation visits by a CU instructor, for that instructor to participate In it public orientation seminar sponsored by CIBT Advance notice must be given to CU whenever any public seminar involving CU's programs or instructors is scheduled. Confirmation and acceptance must be received in writing by CIBT from CU before the public seminar can be announced.

VI.   FINANCE

A. CIBT will collect tuition, fees and textbook monies for CU's programs offered by CIBT and remit the appropriate amount to CU according to the terms of the Agreement of Understanding.

--------------------------------------------------------------------------------
Application Fee    CIBT will pay CU's application fee to the International
All Programs       Admissions Office no later than 30 days prior to the start of each Cohort Group.  Student applications will only be
                   processed when the fee has been paid.
--------------------------------------------------------------------------------
Travel Fee         CIBT will be responsible for CU instructor travel fee for
All Programs       the expense of sending a CU faculty member to the five
                   identified cities to launch courses. Initially CIBT will
                   charge $50 per student per course for this purpose.
--------------------------------------------------------------------------------
TDL and ETDL       CIBT will wire transfer CU's payment referred to on
(Cohort Groups)    Attachment A in U.S. dollars into the CU bank account (see below) no later than one month after classes have begun.
--------------------------------------------------------------------------------
Textbook fees      CIBT will wire transfer to CU all Textbook Fees, including
All Programs       shipping and customs charges (in U.S. dollars) into the CU bank account (see below) upon receipt of the textbooks for each course.
--------------------------------------------------------------------------------
Graduation fees    CIBT will pay CU the S 100.00 graduation fee into the CU bank
All Programs       account (see below) two months before the end of the overall program for each graduating student.
--------------------------------------------------------------------------------

                     See Appendix A for CU payments

--------------------------------------------------------------------------------
City University                                      CIBT
--------------------------------------------------------------------------------
Seattle First National Bank                     Make Checks Payable to CIBT
Metropolitan Commercial Banking                 Mail to:
100 1 Fourth Avenue, Floor 4                    380 West 2nd Ave.,
P.O. Box 3586                                   Vancouver, BC
Seattle, WA 98124                               Canada V5Y IC8
Phone: (206) 358-1701
Fax: (206) 358-0019
Account # 552 50 401
--------------------------------------------------------------------------------

B. CU's one-time non-refundable application fee is currently $75 for students remaining in their country to study and is submitted as part of

                                    (PAGE-5)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements
      the student's application package. Application packages will only be evaluated after the application fee has been received. Corrections and/or additions to a student's original application package do not require an additional fee. (Students coming to the US or Canada must pay the $ 175 application fee)

C. CIBT agrees to abide by the RDL/ETDL tuition fee schedule for the CU courses it offers in the subject locations effective 07/01/97 through 06/30/98 as follows:

--------------------------------------------------------------------------------
U.S. $410.00 per 50 hour ESL non-credit course
--------------------------------------------------------------------------------
U.S. $500.00 per 5 credit undergraduate course (V 00/credit hour)
--------------------------------------------------------------------------------
U.S. $525.00 per 3 creditgraduate course ($175/credit hour)
--------------------------------------------------------------------------------

      The above tuition schedule shall be jointly reviewed from time to time by CIBT and CU.

      NOTES:

      1. FOR TDL AND ETDL COURSES, A FEE OF $50.00 PER COURSE PER STUDENT IS CHARGED IN ADDITION TO TUITION AND BOOKS TO HELP COVER A PORTION OF THE TRAVEL, LODGING AND MEAL COSTS OF CU SENDING AN INSTRUCTOR TO THE FIVE IDENTIFIED CITIES FOR EACH COURSE. THIS FEE IS RETAINED BY CIBT. CIBT IS NOT RESPONSIBLE FOR TRAVEL AND LODGING COSTS FOR CU PERSONNEL WHO ARE NOT DIRECTLY INVOLVED IN INSTRUCTOR DUTIES.

      2. CU RESERVES THE RIGHT TO APPROVE CHANGES IN TUITION UNDER THIS AGREEMENT AND CIBT AGREES TO ADHERE TO THE CU APPROVED TUITION AND FEE SCHEDULE.

      3.  TUITION ADJUSTMENTS NORMALLY TAKE EFFECT JULY I ST EACH YEAR.

      4. CIBT SHALL ONLY COLLECT TUITION IN ADVANCE FOR COURSES TAKEN BY STUDENTS FOR THE CURRENT TERM, UNLESS PRIOR APPROVAL IS RECEIVED FROM CU.

D.    Payments to CU for TDL and ETDL

      As described in Attachment A

VII. CIBT RESPONSIBILITIES

     CIBT shall be responsible for the following in the five identified cities for all TDL and ETDL programs:

     A.  Providing a regional director and supervision.

                                    (PAGE-6)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements

     B.  Advertising and promoting the CU degree and certificate programs.

     C.  Recruiting students into the CU/CIBT programs.

     D. Providing general off-ice and administrative support. CIBT must maintain a full-time office and staff in the five identified cities.

     E. Providing CIJ with a complete application packet on each student prior to enrollment. This packet must include: the application fee, student's official transcript(s) (and official English translation), completed application form signed by applicant, official TOEFL test score or a mutually agreed acceptable equivalent.

     F. Identifying potential academically qualified, bilingual tutors whom CU can approve to be course tutors. CIBT will be responsible for paying tutors to provide a minimum of 20 hours of tutorial assistance for each TDL graduate course, and 30 hours of tutorial assistance for each TDL undergraduate course. CIBT will be responsible for paying ETDL tutors for a minimum of 10 hours of assistance per ETDL course.

     G. Provide (coach) air travel, 4-star (or best available) hotel accommodations, local transportation (taxi service), and $40 (U.S.) per day for meals for the days and evenings CU faculty come to the five identified cities for each course to support all TDL and ETDL courses delivered by CU.

         The meals would be for Thursday evening, Friday, Saturday, Sunday, Monday and Tuesday morning and the lodging for five nights (Thursday, Friday, Saturday, Sunday, and Monday). In the event that an instructor is providing a promotional seminar, CIBT will also provide for meals all day on Tuesday and Wednesday breakfast and lodging Tuesday night.

         In addition, $100 is to be provided (converted into RMB and given to faculty at initial greeting at the airport) for miscellaneous expenses during the faculty stay.

         If instructors are providing double launches, CIBT will provide $200 for miscellaneous expenses and will cover meals and lodging between the launches.

     H. Identifying library resources that will adequately support the CU/CIBT programs. The minimum requirements will be established by the CU librarian. Student, CU faculty and tutor access must also be assured.

         NOTE:  INTERNET ACCESS FOR STUDENTS MAY INITIALLY HELP SATISFY THIS
                                                           ----
                REQUIREMENT.

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      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements

     I. Making a Computer lab and E-mail communication available to students, CU faculty (While in country) and tutors.

     J. Providing classroom facilities and audio/visual equipment for CU students and tutors.

     K. Recruiting, screening, and interviewing potential students into CU. A minimum of 30 students in a TDL/EDTL cohort group is required. A minimum of two concurrent courses per student is required for TDL and two courses per quarter to ETDL.

     L. Providing advice and suggestions to CU relevant to the programs. Develop in cooperation with CU an effective course and instructor evaluation for students.

     M. Serving as liaison between students, CU and Chinese "Sister Institutions" in the resolution of any problems connected with the programs.

     N. Acting as collection point and forwarding agent for all student application packets, application fees, official transcripts, diplomas, and certificates appropriate for admission to CU. In addition, CIBT will serve as a distribution point for all final exams and research papers between students and CU instructors (through CU International Operations) for programs in the five designated cities.

     0. Collecting all tuition and fees and paying CU in U.S. dollars as outlined in Section VI.A.

         NOTE: PLEASE REFER TO SECTION VI D/E, AND NOTES.

     P. Sending at CIBT expense, at least one CIBT member from the five identified cities to Renton, WA, U.S.A. to receive CU's two day training in advising and enrollment procedures.

     Q. If textbooks are not available locally, then CIBT will pay CU the cost of textbooks (including shipping) which are sent to CIBT by CU. CIBT will pay CU upon delivery of textbooks to CIBT.

     R. CIBT will conduct new student orientation briefings at the beginning of all programs. These orientations will include an introduction to CU and an overview of the student's entire program from enrollment to graduation.

     S. CIBT will actively promote "Sister" university relationships between CU and selected universities in the five identified cities.

                                    (PAGE-8)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements

     T. CIBT will acquire written permission from local government officials for CIBT to conduct CU Course activities in the five identified cities. This permission will include relationships, if any, with "Sister" universities.

     U. CIBT will pay CU it ten percent (10%) royalty on all CIBT courses which are part of a CIBT/CLJ cooperative degree program to enable CU to provide academic oversight and assure transferability of CIBT credits.

VIII. CU RESPONSIBILITIES

     CU shall be responsible for:

     A. Designing, approving and updating the curriculum for all courses and programs. This includes improvements to program delivery methods.

     B. Granting the appropriate degree upon successful completion of academic requirements.

     C. Reviewing for approval, all advertising by CIBT which directly, or indirectly refers to CU or our joint programs.

     D. Receiving and reviewing student applications and making the final decision on their admission.

     E. Providing and paying instructors for TDL and ETDL courses. (CIBT to pay for tutors in the five identified cities). Reviewing all CIBT identified tutors and granting approval when appropriate.

     F. Providing necessary application materials, registration forms, etc. for the CU/CIBT programs.

         When possible, CU will provide the master discs (in Windows format) or film to CIBT to use in reproducing catalogs and other marketing materials locally at CIBT expense in whatever quantities CIBT wishes.

         Samples of all locally reproduced materials must be sent to CU (International Operations) to assure quality is maintained.

     G. Providing tutors one complimentary copy of textbook(s) to be used in his or her course.

     H. Providing CIBT with one complimentary copy of the textbooks to be used in the MBA core courses in order to establish a student library.

                                    (PAGE-9)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements

     I. Collecting from CIBT the tuition, fees, royalty payments and textbook monies connected with study through (1).

     J. Providing travel for administrative/management personnel from Washington State, U.S.A., when necessary, to provide academic oversight of programs.

     K. Provide orientations to CU instructors prior to departure for course activities In the live identified cities.

     L. Provide CIBT with documentation requested by the Chinese government regarding CU.

         NOTE: CU DOES NOT GRANT EXCLUSIVITY, HOWEVER IT IS NOT CU POLICY TO HAVE MULTIPLE REPRESENTATION IN ANY ONE CITY. SUCH COMPETING REPRESENTATION DOES NOT SUPPORT STUDENT OR MARKET NEEDS.

IX.     ACCOUNTING

CIBT shall be responsible for providing CU with current and projected six month enrollment reports each January and July. An annual review of actual versus projected enrollments will be held each July.

CIBT and CU should keep independent records on all student enrollments and student contacts in the five identified cities for revenue tracking and verification. This Agreement does not apply to students who are not identified and/or recruited by CIBT or to institutional transfers or resident aliens

X.     ADVERTISING AND PROMOTION

CIBT shall prepare a written plan for advertising and promotion with the assistance and participation of CU All advertising materials referencing CU directly, or indirectly, must be submitted to the Vice President of International Operations for written approval before being used. All costs of advertising and promotion shall be borne by CIBT.

XI.     TUTORS AND PROCTORS

CIBT shall retain tutors (approved by CU) who shall be fluent in English and should understand the common foreign language of the group, have at least a Master's Degree, and have other related professional qualifications, such as working as a practitioner in the subject area he or she is tutoring.

The tutor serves as a local resource for problem-solving, answering textbook-based questions and coordinating the learning outcomes set for the students by the instructor. The tutor does not teach the course. He or she is there to
                -----------------------------------
assist the students in the learning process, and to help create a positive learning experience.

                                    (PAGE-10)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements

Proctors for examinations must be approved by CO. Proctors must adhere to the guidelines provided by CU instructors for each examination. Students must adhere to CU's scholastic honesty Policies.

XII.      STUDENT CONTACTS FOR DISTANCE LEARNING

In addition to initial advising, registration, and orientations, CIBT Advisors/Consultants shall have the following minimum contact with each TDL and ETDL student:

     A. A meeting at the start of each course to confirm that the student has all the instructional materials required and to answer any procedural questions the student might have. He or she shall confirm that the student knows who their instructor is and how to make contact with the instructor. The student should receive a full orientation as to what is required for TDL/ETDL programs. CU instructors will also provide an orientation for each course at the beginning of each course.

     B. A meeting during the mid-point of each course to see that student is making normal progress regarding the course requirements, and to answer any procedural questions.

     C. A meeting at the end of the course to assess the students' experiences, and to assist the students with preparations for success in the next course.

XIII.     ADMISSIONS

     A. Undergraduate programs are open to applicants over the age of 18 who hold a high school or GED diploma, who can benefit from post-secondary education, and who are mature enough to manage the responsibilities imposed by university studies. CU may approve for acceptance for this program up to 135 transfer credits (90 lower-division credits plus 45 direct equivalent upper-division credits) from accredited and/or CU recognized institutions.

     B. For admission, graduate students shall hold a 4-year Bachelor's degree. CU accepts up to 12 direct equivalent graduate transfer credits from accredited and/or CU recognized institutions. At this time, CU has agreed to also accept three year degrees with five years work experience since the major universities in China currently use this guideline for admissions.

     C. In addition to the requirements above, and before admission, students must demonstrate a satisfactory command of the English language as set forth in the CU catalog. TOEFL test scores are the normal means of assessing English language competency for foreign students from non-English speaking countries. (CU may accept another testing system if it can be verified that the alternative

                                    (PAGE-11)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements
         systems equates to a similar proficiency scale as the TOEFL.)
         Currently, a score of at least 90 on tile Michigan Test is an acceptable substitute for a TOEFL score In China.

     D. The one exception to tile TOEFL score requirements outlined in tile general catalog are as follows:

         A TDL or ETDL cohort group of at least thirty students is formed who register for two or more courses, taken concurrently, and who wish to study in their own country. In this case, a TOEFL score of 500 for undergraduate students, and 540 for graduate students is required. Students must enroll in a concurrent ESL program to improve their
                  -----------
         English. Any student who has at least a 540 TOEFL (undergraduate) or a 550 TOEFL (graduate) is not required to take additional ESL courses.

                         English Language Requirements

           Tutorial and Enhanced Tutorial Distance Learning Cohort Groups
--------------------------------------------------------------------------------
             Undergraduate                                Graduate
--------------------------------------------------------------------------------
             0-499 TOEFL                                 0-539 TOEFL
     All students must take ESL classes       All students must take ESL classes
--------------------------------------------------------------------------------
            500-539 TOEFL                                540-549 TOEFL
      Students may take TDL or ETDL             Students may take TDL or ETDL
      courses concurrently with ESL             courses concurrently with ESL
--------------------------------------------------------------------------------
         540 and above TOEFL                         550 and above TOEFL
            No ESL required                            No ESL required
--------------------------------------------------------------------------------

NOTE: ALL UNDERGRADUATE STUDENTS WITH A TOEFL SCORE OF AT LEAST 540, OR GRADUATE STUDENTS WITH A TOEFL SCORE OF AT LEAST 550 ARE NOT REQUIRED TO TAKE ESL, BUT ARE STRONGLY ENCOURAGED TO DO SO.

     E. Students will not be permitted to begin their studies until CU has admitted them based upon the application materials furnished it through CIBT. Application packets must be complete before they can be
               -------------------------------------------------------
         evaluated. Originals must be express mailed to M with notations made
         ---------
         when sealed transcripts are opened by CIBT for faxing. The statement must say: "This envelope was opened by CIBT only and the contents have been returned in their entirety without modification in any way". (A stamp with the above statement is acceptable when signed by an CIBT representative.)

                                    (PAGE-12)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements

XIV.       REGISTRATION

All students in CU's TDL, and programs shall be registered by CIBT using CU forms and procedures. Forms can be supplied by CU and/or may be authorized for local reproduction by CIBT. Training in registration procedures will be provided by CU.

         NOTE: PLEASE REFERTO SECTION VIII F

XV.     ENROLLMENT GOALS

CIBT agrees to the following new student recruitment goals, by quarter, in the five identified cities:

--------------------------------------------------------------------------------
  Programs                 1998                 1999                2000
                      7/l/97 - 6/30/98     7/l/98 - 6/30/99     7/l/99 - 6/30/00
--------------------------------------------------------------------------------
BEIJING
--------------------------------------------------------------------------------
BSBA (TDL/ETDL)
--------------------------------------------------------------------------------
MBA (TDL/ETDL)        30   40   40   40   50   50   50   50   60   60   60   60
--------------------------------------------------------------------------------
GUANGZHOU
--------------------------------------------------------------------------------
BSBA (TDL/ETDL)
--------------------------------------------------------------------------------
MBA (TDL/ETDL)                 40   40   50   50   50   50   60   60   60   60
--------------------------------------------------------------------------------
SHANGHAI
--------------------------------------------------------------------------------
BSBA (TDL/ETDL)
--------------------------------------------------------------------------------
MBA (TDL/ETDL)
--------------------------------------------------------------------------------
SHENZHEN
--------------------------------------------------------------------------------
BSBA (TDL/ETDL)
--------------------------------------------------------------------------------
MBA (TDL/ETDL)                      40        40   40   40   40   40   40   40
--------------------------------------------------------------------------------
ZHUHAI
--------------------------------------------------------------------------------
BSBA (TDL/ETDL)
--------------------------------------------------------------------------------
MBA (TDL/ETDL)                 35   35        35   35   35   40   40   40   40
--------------------------------------------------------------------------------
Totals
--------------------------------------------------------------------------------

     NOTE: An annual review of enrollment goals will be jointly conducted by CU and CIBT. It is understood that enrollment goals are estimates. However, major negative disparities between actual and projected goals may be considered as cause for termination of this agreement as set forth in XVII below.

XVI.    OPTIONAL SERVICE CHARGES BY CIBT

CIBT is allowed to charge reasonable fees for optional services rendered. CIBT is required to provide CU and each student with a detailed listing of all
   --------
charges for optional services.

All direct charges must be identified, such as application fee, tuition, translation fees, graduation fees, books, etc., to clearly and separately show the direct costs to attend CU courses offered by CIBT.

                                    (PAGE-13)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements

XVII. INSURANCE COVERAGE

CIBT and its subsidiaries hold harmless CU, its officers and staff in the case of public liability claims from students, or any one connected with CU classes offered in any CIBT locations.

XVIII. TERM AND TERMINATION

This Agreement shall continue for a period of thirty-six (36) months and is renewable upon mutual written agreement. One of the major factors that will be considered is if CIBT has met its projected enrollment goals. Notwithstanding the foregoing, this Agreement may be terminated by either party upon six months written notice to the other. If this Agreement is terminated by either party, both parties agree to cooperate in furnishing the educational services required herein until every student who remains continuously enrolled has completed the requirements of his or her program or has withdrawn, whichever shall occur first. During such period, the compensation provision described in Section VI of this Agreement shall apply.

In the event that termination is required to prevent loss of CU's accreditation, then CU may terminate by written notice to CIBT without regard to any time limits established in this Agreement.

Use of the CU seals, name, logos and/or copyrighted materials without expressed written permission from CU is a violation of this Agreement and will result in immediate termination of this Agreement by CU.

In the event it is discovered that hidden charges have been levied on students by CIBT or any unethical practice is discovered concerning student enrollment documentation encouraged by CIBT, CU will terminate this Agreement by written notice to CIBT without regard to time limits established in this Agreement.

In the event of termination of the relationship by either party for any reason, CIBT agrees it will discontinue use of the City University name and programs.

XIX. CONFIDENTIALITY

Each party to this agreement shall only use the documentation, information and data received from the other party in connection herewith for the purpose for which such documentation, information and data was received.

XX. SEVERABILITY

If individual provisions of this Agreement of Understanding should be or become invalid, this shall not affect the legal validity of the remaining provisions.

                                    (PAGE-14)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements

XXI. POLICY ON THE FOREIGN CORRUPTION ACT

As City University is a non-profit corporation organized under the laws of the United States of America, we must comply with the Foreign Corrupt Practices Act
(FCPA) and must also see that any relationship with an outside party is in compliance as well. The signing of this Agreement of Understanding formalizes our compliance with the FCPA and acknowledges the following:

    A. We hereby acknowledge receipt of a copy the FCPA as furnished by City University.

    B.  We formally agree to follow and document our compliance with FCPA.

    C. The contents of this agreement may be disclosed by City University or CIBT to third parties as appropriate to ensure full compliance with the Act.

    D. None of CIBT's principals, staff, officers, key employees, contractors or consultants are government officials, candidates of political parties or other persons who might assert illegal influence on City University's behalf

    E. This agreement, including the obligations herein related to compliance with the Act, can not and will not be assigned, sold or otherwise conveyed to another without City University's prior written permission.

    F. CIBT will maintain a summary, by country, of all expenses by type, which lists all individuals and vendors paid in connection with City University programs. This summary must be sent quarterly to Dennis Page, City University's Vice President for Business and Finance. This will ensure strict compliance with the Act and with the University's internal policies and procedures regarding same.

    G. This agreement will be automatically terminated in the event of an improper payment in violation of the Act or local law.

        A violation of this act will result in immediate termination of CU representation and forfeiture of all rights and privileges contained in this Agreement of Understanding.

XXII.   PLACE OF JURISDICTION

Sole place of jurisdiction for both parties is King County, in the State of Washington, U.S.A.

                                    (PAGE-15)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements

                     IN DIE HODIERNO INCEDIT CRASTINUS

                            GRAPHIC OMITTED

                           CITY COLLEGE 1973


                                    China
                              Beijing, Guangzhou,
                            Shanghai, Shenzhen and
                                   Zhuhai

                             AGREEMENT OF UNDERSTANDING

Canadian Institute of
Business and Technology                    City University
By: /s/ Charles Chen                       By:     /s/ Dennis E. Page
------------------------------------       ------------------------------------
Mr. Charles Chen                           Dennis E. Page
President                                  Vice President - Finance

Canadian Institute of
Business and Technology                    City University
Beijing, China                             Bellevue, Washington, U.S.A.

Date:                                      Date:  6-15-98

ANNOVA Business Group, Inc.                City University
By: /s/ Toby Chu                           By:   /s/ Cliff Moyer
------------------------------------       ------------------------------------
Mr. Toby Chu                               Cliff Moyer
President                                  Vice President - International
380 W. 2nd Avenue                          Operations
Vancouver, Canada                          City University
                                           Renton, Washington, U.S.A.
Date:  July 6, 1998                        Date:  6/15/98



                                    (PAGE-16)
      City University & CIBT Agreement of Understanding Dated June 1, 1999
            This Agreement Supercedes and Voids all other Agreements

--------------------------------------------------------------------------------
                       ADDENDUM 1. TO AGREEMENT OF UNDERSTANDING
                                 Dated June 1, 1998
--------------------------------------------------------------------------------

I.     PARTIES

Parties involved include City University, 335-116th Ave. S.E., Bellevue, Washington 98004, hereinafter as CU, Canadian Institute of Business & Technology, 56 Xi San Huan Bei Lu, Beijing 100044, People's Republic of China, hereinafter as CIBT, and ANNOVA Business Group, 380 West 2nd Avenue, Vancouver, B.C., V5Y 1C8, Canada.

This Addendum does not replace the intent or content of the Agreement of Understanding between C.U. and CIBT dated June 1, 1998 for China, including the cities of Beijing, Guangzhou, Shanghai, Shenzhen, and Zhuhai.

II.     UNIVERSITY REPRESENTATION

This Addendum authorizes CIBT and ANNOVA to recruit international students from China and Thailand, as well as international residents and resident aliens in Canada into CU's daytime, Assisted BSBA and/or daytime, Assisted MBA degree programs in Vancouver, B.C., Canada only. This Addendum also authorizes international recruitment into Levels 5 and/or 6 ESL from China, Thailand, and British Columbia, Canada.

CIBT and ANNOVA agree to designate an overall manager as primary contact for CU representation in Vancouver, B.C., Canada.

III.     REVENUE ALLOCATIONS

CIBT shall receive twenty five percent (25%) of tuition for international resident and resident alien enrollments originating within Canada and twenty five percent (25%) for enrollments originating from China and/or Thailand as compensation for performing its recruitment responsibilities. These responsibilities include:

    1. Market development and recruitment of international students in Canada, China, and Thailand for CU's daytime, Assisted BSBA and daytime, Assisted MBA degree programs, and levels 5 and/or 6 ESL in Vancouver, British Columbia. Note: students recruited and accepted for admission at the Canadian B.C. site must be clearly identified by CIBT or ANNOVA as recruited by CIBT or ANNOVA for revenue allocation credit.

    2. Providing C.U. with a complete application packet on each student prior to enrollment. This packet must include: the application fee, tuition deposit, student's official transcript(s) (and official English translation), completed application form signed by applicant, and official TOEFL test score.

This Addendum to Agreement of Understanding is entered into this 1st day of June, 1998.

Signed:                          Signed:                      Signed:

/s/ Cliff Moyer                  /s/ Toby Chu                 /s/ Dennis E. Page
Cliff Moyer                      Mr. Toby Chu                 Dennis E. Page
Vice President -                 President                    Vice President -
International Operations                                      Finance
City University                  ANNOVA Business Group, Inc.  City University

Date:  6/15/98                   Date:  July 6/98             Date: 6-15-98

--------------------------------------------------------------------------------
                      ADDENDUM 2. TO AGREEMENT OF UNDERSTANDING
--------------------------------------------------------------------------------

This Addendum (does not replace the intent or content of the Agreement of Understanding between CU and CIBT dated June 1, 1998 for China, including file cities of Beijing, Guangzhou, Shanghai, Shenzhen, and Zhuhai nor replaces the intent or content of Addendum I which includes the Vancouver, B.C. region of Canada.

This addendum adds the country of Thailand.

I.     UNIVERSITY REPRESENTATION

CU grants CIBT and ANNOVA and/or parties under the parent management of ANNOVA the right to represent CU's degree programs in Thailand for the Bachelor's and Master's degrees offered at the established CU Enhanced Tutorial Distance Learning Application and Enrollment Centers in Bangkok, Thailand. All recruitment under this addendum must be for students in Thailand.

CIBT and ANNOVA agree to select a designated overall manager as primary contact for representation in Thailand.

II.     ADDENDUM PARAMETERS

All conditions outlined in the Agreement of Understanding between C.U. and CIBT dated June 1, 1998 apply for Thailand.

    1.  Tuition and Revenue Allocations are the same for Thailand as in China.

    2. Program responsibilities and formats are the same for Thailand as in China.

    3.  Development of a "Sister University" relationship is required.

    4. The Ministry of Education approval for all IDL, TDL, or ETDL program deliveries in Thailand is required.

    5. Parties under this Addendum will not interfere with, but may wish to collaborate with, the California Management Institute (CMI), 8250 Belvedere Ave., Suite C, Sacramento, California, 95826 who has limited operations in Thailand for recruitment of students from Thailand to San Jose, California.

This Addendum to Agreement of Understanding is entered into this 1st day of June, 1998.


Signed:                          Signed:                      Signed:

/s/ Cliff Moyer                  /s/ Toby Chu                 /s/ Dennis E. Page
Cliff Moyer                      Mr. Toby Chu                 Dennis E. Page
Vice President -                 President                    Vice President -
International Operations                                      Finance
City University                  ANNOVA Business Group, Inc.  City University

Date:  6/15/98                   Date:  July 6/98             Date: 6-15-98

--------------------------------------------------------------------------------
                    ADDENDUM 3. TO AGREEMENT OF UNDERSTANDING
             Dated June 1, 1998, which replaces the Agreements dated
                      December 1, 1997, and October 1, 1996
--------------------------------------------------------------------------------

Notwithstanding the terms laid out in the above agreements, the parties hereby agree and acknowledge the following:

    1. The financial reporting adopted in the June 1, 1998 agreement shall be applied retroactively to October 1, 1996 only in that CIBT collected 100% of tuition and fees and remitted to City University the amounts agreed upon by each respective agreement. This adjustment in reporting is only for documenting tuition and fees and does not give CIBT cause to retroactively apply current commission ratios.

    2. Total revenue received and City University's portion was as outlined in the Agreements dated December 1, 1997 and October 1, 1996- The June 1. 1998 agreement simply increases the revenue that CTBT retains.

    3. This amendment is provided at the request of CEBT to enable a consistent financial reporting of its revenues and expenses and is not intended to change the substance of the prior business dealings between the parties.

This Addendum to Agreement of Understanding is entered into this 1st day of June, 1998.


Signed:                          Signed:                      Signed:

/s/ Cliff Moyer                  /s/ Toby Chu                 /s/ Dennis E. Page
Cliff Moyer                      Mr. Toby Chu                 Dennis E. Page
Vice President -                 President                    Vice President -
International Operations                                      Finance
City University                  ANNOVA Business Group, Inc.  City University

Date:  6/30/98                   Date:  7-3-98                Date: 6-30-98

Exhibit 3-8
                          Cooperation Agreement

                                 between

              Beijing Polytech University and CIBT of Canada

This Agreement (THIS AGREEMENT) made this 7th day of September, 1998 (this seventh day of September in the year of nineteen ninety-eight) by and between Beijing Polytech University (hereinafter referred to as "BPU") with its address:
100 Pingle Garden, Chaoyang District, Beijing, China and CIBT of Canada (hereinafter referred to as "CIBT") with its address : 380 West 2nd Ave., Vancouver, B.C., Canada.

WITNESSETH THAT
Article 1. About Cooperation
An agreement, made and signed back in April of 1995 with the consent of BPU by and between Beijing Computer College, a subsidiary of BPU, was about a project of cooperation in building Sino-Canadian Business College (hereinafter referred to as "SCBC") which was, subsequent to approvals by Beijing Advanced Education Bureau, Beijing Municipal Commission of Culture & Education and Beijing Adult Education Bureau respectively, formally established on October 26, 1995.

SCBC, as a result of nearly 3-year ongoing practise, has so far made significant achievements, not only to the extent of number of school students ranging from 20 at the outset to 600 to date and school staff up to 50 part-and full-time teachers, but also the number of 700 school graduates who have become professionals making contributions to economic reconstruct in Beijing area, where SCBC enjoys its relatively high social credit.

NOW, THEREFORE, it is hereby agreed and understood by and between BPU and CIBT who are both motivated by the aforesaid satisfaction as follows: Both parties shall continue their cooperation after the protocooperation agreement expires in April of 1999, and new cooperation term shall be 4 years, i.e. up to April 30, 2003.

Article 2. About Changes in Proto-agreement
Having bilaterally agreed that SCBC shall, at the end of 1998, develop its new school facilities in "Business Administration Building" located in BPU parent school - the protocooperation agreement shall prevail except alterations and changes that follow:

   1) The Chinese counterpart which was called "Chinese Party" in the proto-agreement shall be changed into "Beijing Polytech University".
   2) SCBC's new school development shall be constructed up to 1,200 square metres.
   3) Continuing investment portion to be made for SCBC new development by Canadian counterpart shall be $2,250,000 RMB, which is going to be used for interior renovation and teaching equipment in its entirety.

THIS AGREEMENT both in Chinese and English languages is made available in duplicate, equally legally binding. This foregoing Agreement is finally and conclusively confirmed by respective signatures in the following:

   Representative signature                Representative signature
                           --------------                           ------------
   Beijing Polytech University             CIBT
   China                                   Canada
   Dated : September 7, 1998               Dated : September 10, 1998

================================================================================
TRANSLATOR'S CERTIFICATION:
I hereby certify that this is a true and correct translation of the attached document from Chinese into English to the best of my knowledge and belief. The original was dated on Sept. 7 & 10, 1998. This translation is done and signed on this 22nd day of October, 1998.

/s/ Eryi Wang
---------------------------------------
Eryi Wang

CTIC/STIBC Certified Translator (Canadian Translators & Interpreters Council) Member of STIBC - Society of Translators & Interpreters of British Columbia Accredited Interpreter, Canada Immigration and Refugee Board
President, CATIBC - Chinese Association of Translators & Interpreters of British Columbia

                                  C.A.T.I.B.C.
                       Chinese Association of Translators
                       & Interpreters of British Columbia
                     202 - 918 E. 8th Ave., Vancouver, B.C.
                                 CANADA V5T IT8
                            Tel & Fax: (604) 874-9138

Exhibit 3-9

                         ASSET PURCHASE AGREEMENT

This Agreement dated for reference the 9th day of October, 1998.

BETWEEN:

525381 B.C. LTD. a body corporate duly incorporated under the laws of the
----------------
Province of British Columbia, having its principal place of business at 380 West 2nd Avenue, Vancouver, British Columbia, doing business as EXCEL COPIER
                                                           ------------

(the "Vendor)

AND:

ABLE COPIERS LTD. a body corporate duly incorporated under the laws of the
-----------------
Province of British Columbia, having its principal place of business at 12 Orwell Street, North Vancouver, British Columbia

(the "Purchaser)

AND:

Capital Alliance Group Inc. a body corporate duly incorporated under the laws of
---------------------------
the Province of British Columbia, having its principal place of business at 380 West 2nd Avenue, Vancouver, British Columbia;

TOBY CHU of
--------
3780 Kilby Court
Richmond, British Columbia V6X 2N4

(collectively the "Covenantors")

WHEREAS:

The Vendor carries on the business of refurbishing, wholesaling, retailing and servicing photocopiers (the "Business") at 380 West 2nd Avenue, Vancouver, British Columbia (the "Premises").

A. The Vendor has agreed to sell and the Purchaser has agreed to purchase, subject to certain exceptions enumerated, all the assets of the Business and to assume the leases of specified vehicles of the Business, on the terms and subject to the conditions hereinafter contained.

B. The Covenantors are shareholders of the Vendor and have become party to this Agreement for the purposes of jointly and severally covenanting with the Vendor to indemnify the Purchaser in the manner hereinafter provided.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the representations, warranties, covenants and agreements hereinafter set forth and for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties represent, warrant, covenant and agree as follows:

PURCHASE AND SALE
-----------------

1. Subject to the terms and conditions of this Agreement and based on the warranties and representations herein contained, the Vendor agrees to sell and the Purchaser agrees to purchase on October 9, 1998 (the "Effective Date") the following, except as hereinafter provided, belonging to or used in the Business (the "Assets") including but without limiting the foregoing:

(a) The goodwill of the Business, including the right to use the telephone numbers (604) 439-0420 and (604) 871-9515 (the "Telephone Numbers") subject to the Purchaser entering into the necessary agreements with B.C. Tel, or its supplier, in respect of the transfers or reassigning of the Telephone Numbers to the Purchaser. PROVIDED that it, or more of the Telephone Numbers cannot be reassigned, then the Vendor shall institute call forwarding such that all incoming calls for the Telephone Number not able to be reassigned shall be electronically transferred to the Purchaser at its telephone number 876-7333 (the "Purchaser's Number"). In the event this cannot be done, the Vendor shall install a voice mail recording on the Telephone Numbers directing all incoming calls to the Purchaser's Number. The message on the voice mail shall be scripted and approved by the Purchaser.

Goodwill also specifically includes the Vendor's customers' records including the business histories of the Vendor's customers.

(b) All of the right, title and interest of the Vendor in the trade name Excel, Excel Copier, Excel Copier Service(s), and any related variant or the use thereof, shall be assigned to the Purchaser by the Closing and the Vendor and Covenantors will not, after the date hereof, sell, transfer, assign licence or countenance the use of the trade name by themselves/itself or any other party except for the assignment of all of the rights, title and interest of the Vendor in the trade name to the Purchaser at the completion of the transactions contemplated herein.

(c) The inventory owned by the Vendor as at the close of business on July 31, 1998 and located on the Premises or belonging to the Vendor and located elsewhere and without restricting the generality of the foregoing that inventory set out in Schedule "A".

(d) All machinery, equipment, office equipment, furniture, furnishings, spare parts, displays, showcases, peg boards, counters, all installation electric and hand tools, all installation hardware, work benches, wiring harnesses, plates, kits, all service test equipment, tools and benches, stores and supplies of every kind used in connection with the Business and owned by the Vendor including, without limitation, the items listed in Schedule "X' hereto.

(e) All service contracts with customers that have been inspected and approved by the Purchaser and are set out in Schedule "B" hereto.

(f) The Vendor's interest (and obligations) under the following vehicle leases:

(i)     1996 Ford Aspire, serial number KNJLT05H3T6184223
                                        -----------------
(ii)    1996 Ford Aerostar, serial number 1FMDA11U2TZB24112
                                           ------------------

(the "Leased Vehicles").

(g)       The following motor vehicles:

(i)     1987 Blue Astrovan, serial number IGCDM15Z3HB198558
                                          -----------------
(ii)    1989 White Astrovan, serial number.lGCDMI5Z4KB270858
                                             -----------------

(h) All accounts receivable and prepaid expenses, customer deposits or down payments of the Business.

2. The Purchaser agrees to hire those employees in the Business listed in Schedule "C" (the "Future Employees") at the same wage and benefit levels as specified in Schedule "C' and agrees to contribute $2,769.00 to the expenses incurred by the Vendor in paying severance and holiday pay to those employees that the Vendor agrees to dismiss as a term of this Agreement. The Vendor agrees to dismiss all those employees listed in Schedule "C" and settle any severance claims those employees may have and obtain releases from those employees, effective the close of business on October 9, 1998.

3. There shall be specifically excluded from the purchase and sale of the Assets herein provided for, the following assets of -the Vendor as at the close of business on October 9, 1998, namely: all cash on hand or in banks or other depositories, provided this cash is not being held as customer deposits, payments or down payments for goods or services being purchased from the Vendor, and not yet delivered or performed. All deposits and down payments are to be assigned to the Purchaser on the Closing Date.

4. The Purchaser will not, in consequence or of incidental to the transactions herein provided for, assume any liabilities or contractual commitments of the Vendor except as otherwise specifically provided herein.

PURCHASE PRICE
--------------

5. The purchase price of the Assets shall be the sum of Ninety-eight Thousand Two Hundred Fifty-Nine Dollars Eighty-Six Cents ($98,259.86) (the "Purchase Price") which Purchase Price shall be allocated as follows:

       Inventory                                $63,520.73
       Furnishings, Equipment & Vehicles         $5,000.00

       Assets & Receivables                     $29,738.40
       Goodwill                                    $100.00

6.     The Purchase Price shall be reduced in the event:

(a) the value of furnishings, equipment, vehicles and inventory is as stipulated in Paragraph 5.

(b) the difference between the actual Current Accounts Receivable on the Closing Date and$29,638.40. Current Accounts Receivable are all accounts outstanding for less than 90 days as at October 9, 1998, which have been disclosed to the Purchaser and accepted by the Purchaser and are set forth in Schedule "D".

7.     The Purchaser will pay the Purchase Price as follows:

(a) The Sum of Thirty Thousand ($30,000.00) Dollars delivered to Wilson, Danderfer, Banno & Mitchell (the "Vendor's Solicitor",) on Closing in the form of a bank draft or solicitor's trust cheque.

(b) The balance of the Adjusted Purchase Price shall be paid by a Term Promissory Note (the "Term Note"). The Term Note will not be assignable without the written consent of the Purchaser and then only in the event the Assignee agrees to become a Covenantor in this Agreement.

8. The Purchaser will assume all lease obligations of the Vendor with respect to the Leased Vehicles only on Closing provided the Vendor has obtained the written consent of the Lessors to the Purchaser's assumption of these leases. This condition precedent is for the benefit of the Purchaser and may be waived at any time at its discretion. The motor vehicle leases are attached as Schedule "E".

SUBORDINATION
-------------

9. The Vendor agrees to subordinate any security held by it to any security granted by the Purchaser to its bankers to secure the indebtedness of the Purchaser to its bankers.

VALUATION OF INVENTORY
----------------------

10. The reduced value of the Inventory, if any, shall be determined at the close of business on the day preceding the Closing Date by agreement of the parties. Representatives of the Vendor and the Purchaser will conduct a physical count and tally of-the inventories and will record the same in writing in duplicate and such record will be signed by a representative of each party. No value shall be attributed to obsolete or unsaleable inventory.

VENDOR'S AND COVENANTORS' REPRESENTATIONS AND WARRANTEES
--------------------------------------------------------

11. To induce the Purchaser to enter into and complete the transactions contemplated by this Agreement, the Vendor and the Covenantors hereby jointly and severally represent and warrant, as representations and warranties that are true and correct as to the date hereof and that will be true and correct on the Closing Date that:

(a)     the Vendor:

(i)     is a company duly incorporated under the Company Act of British Columbia
                                                 -----------
and is not a reporting company under that Act;

(ii) is duly organized, validly exists and is in good standing under the laws of its jurisdiction of incorporation;

(iii) has the full power, authority, right and capacity to own, lease and dispose of the Assets, to carry on the Business as now being conducted by it, to execute and deliver this Agreement, to complete the transactions contemplated hereby and to duly observe and perform all of its covenants and obligations herein set forth; and

(iv) is not in default of any reporting or filing requirement under any applicable corporate, securities or taxation law or other law to which it is subject;

(b) this Agreement has been duly and validly executed and delivered by each of the Vendor and the Covenantors and constitutes a legal, valid and binding obligation of each of the Vendor and the Covenantors, enforceable against each of the Vendor and the Covenantors in accordance with its terms, except as may be limited by laws of general application affecting the rights of creditors;

(c) neither the execution nor the delivery of this Agreement, or the other agreements and instruments contemplated hereby, nor the completion of the transactions contemplated hereby will:

(i) constitute or result in the breach of or default under any terms, provisions or conditions of, or conflict with, violate or cause any, or give to any person or Governmental Authority any right of, after the giving of a notice or lapse of time or otherwise, acceleration, termination or cancellation in or with respect to any of the following:

(1) any constating documents, charter documents or by-laws of the Vendor or any resolution of directors or shareholders of the Vendor;

(2) any indenture, mortgage, deed of trust, agreement, contract, lease, franchise, certificate, consent, Permit, license, authority, registration or other instrument or commitment to which the Vendor or any of the Covenantors is a party or is subject, or by which it is bound or from which it derives benefit or which is required or desirable for the conduct in the usual and ordinary course of the operation of the Business; and

(3) any law, judgment, decree, order, injunction, rule, statute or regulation of any Court, arbitrator or Governmental Authority by which the Business, the Assets, the Vendor or the Covenantors is bound or to which the Business, the Assets, the Vendor or the Covenantors is subject;

(ii) result in the creation of any financial encumbrance attaching to the Assets, except the Permitted Encumbrances on Schedule "F";

(iii) result in any fees, duties, taxes, assessments or other amounts relating to any of the Assets becoming due or payable, other than British Columbia Social Service Tax and Goods and Services Tax payable by the Purchaser in connection with the transactions contemplated hereby;

(d) no authorization, approval, order, license, permit, consent, certificate or registration of any Governmental Authority, court or arbitrator, and no registration, declaration or filing by the Vendor or the Covenantors with any Governmental Authority, court or arbitrator, is required in order for the Vendor and the Covenantors:

(i) to incur the obligations expressed to be incurred by the Vendor and the Covenantors in or pursuant to this Agreement;

(ii) to execute and deliver all other documents and instruments to be delivered by the Vendor or the Covenantors pursuant to this Agreement;

(iii) to duly perform and observe the terms and provisions of this Agreement; or

(iv)     to render this Agreement legal, valid, binding and enforceable;

(e)     since August 27, 1998:

(i) there has been no change in any of the Assets or the organization, operations, affairs, business, or any change in any indebtedness of the Assets, other than changes in the usual and ordinary course of the operation of the Business, none of which changes have materially and adversely affected any of the Assets;

(ii) there has been no act of God, damage, destruction, loss, fire, explosion, accident, casualty, labour disruption or trouble, or other event (whether or not covered by insurance) materially and adversely affecting any of the Assets;

(iii) the Vendor has maintained in force insurance against loss on such of the Assets against such risks and to such limits, insurance against public liability from such risks and to such limits, as is in accordance with prudent business practices prevailing in the industry in which the Business is involved and having regard to the location, age and character of the Assets and has complied fully with all requirements of such insurance, including the prompt giving of any notice of any claim or possible claim thereunder;

(iv) the Vendor has carried on the Business in the usual and ordinary course of the operation of the Business and will carry on the Business in this manner until October 9, 1998;

(v) the Vendor has not, directly or indirectly, purchased or agreed to purchase or leased or agreed to lease or acquired or agreed to acquire any asset or entered into any prepaid service contracts, other than as required in the usual and ordinary course of operation of the Business; and

(vi) the Vendor has not, directly or indirectly, sold, transferred, disposed of, mortgaged, pledged, charged or leased any asset, other than as required in the usual and ordinary course of operation of the Business; and

(vii) the Vendor has not, directly or indirectly, engaged or entered in any transaction or made any disbursement or assumed or incurred any liability or obligation or made any commitment to make any expenditure which might materially and adversely affect any of the Assets of the Business;

(f) all of the Customer Records which are recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means, including any electronic, mechanical or photographic process, whether computerized or not, are under the exclusive ownership and direct control of the Vendor (including all means of access thereto and therefrom) and the Vendor has original or true copies of all such Customer Records in its possession and will deliver these to the Purchaser on the Closing Date;

(g) no action, suit, judgment, investigation, inquiry, assessment, reassessment, litigation, determination or administrative or other proceeding or arbitration before or of any court, arbitrator or Governmental Authority or dispute with any Governmental Authority is in process, or pending or threatened, against or relating to the Vendor, the Business or any of the Assets and no state of facts exists which could constitute the basis therefor other than a Small Claim's Court proceeding in the amount of approximately $5,000.00 commenced by Greg Rebare, Chartered Accountant;

(h) except for the Excluded Assets, the Assets constitute all of the assets that are usually and ordinarily used or held for use in connection with or otherwise relate to the operation of the Business in the usual and ordinary course of the operation of the Business, except for contemplated additions that are not material in the aggregate, all of the Assets include all rights and assets the use and exercise of which are necessary for the performance of any agreement contemplated by this Agreement to be assumed by the Purchaser and the conduct of the Business as now conducted;

(i) except for the Leased Vehicles, all of the Assets are owned by the Vendor and are in the Vendor's possession at the Premises or will be at the Premises on the Closing Date;

(j) the eased Vehicles are leased by the Vendor on normal business terms from persons with whom the Vendor deals at arm's length and are in the Vendor's possession at the Premises;

(k) the Vendor is the legal and beneficial owner of and has good and marketable title to the Assets free and clear of all Encumbrances, except the Permitted Encumbrances, and none of the Assets is in the possession of or under the control of any other person;

(1) all tangible rights, assets and properties comprising the Assets are free from material defect, are in good condition and repair and (where applicable) are in proper working order, having regard to the use and age thereof,

(m) all outstanding forward commitments by or on behalf of the Vendor for the purchase or sale of the Inventories have been made in accordance with established price fists of the Vendor its suppliers, or if otherwise, then in accordance with the Vendor's normal business custom in varying therefrom;

(n) none of the Inventory is obsolete or unsaleable in the usual and ordinary course of the operation of the Business and is new, or used and in good condition for sale;

(o) there is no written, oral or implied agreement, option, understanding or commitment or any right or privilege capable of becoming any of the same, for the purchase from the Vendor of the Business or any of the Assets, other than purchase orders accepted by the Vendor in the usual and ordinary course of the operation of the Business;

(p) other than the Leased Vehicles, there is no indebtedness to any person which might, by operation of law or otherwise, now or hereafter constitute or be capable of forming a financial charge or encumbrance, except a Permitted Encumbrance, upon any of the Assets and, save as aforesaid, there is no indebtedness of any kind whatsoever relating to the Business in respect of which the Purchaser may become liable on or after the Closing Date;

(q) none of the Assets is in any respect infringing the right of any person under or in respect of any patent, design, trade mark, trade name, copyright or other industrial or intellectual property;

(r) the Vendor is "resident in Canada" for the purposes of Section 116 of the Income Tax Act of Canada;
    --------------

(s) except as disclosed in this Agreement, neither the Vendor nor any of the Covenantors has any information or knowledge of any fact relating to the Business, the Assets or any indebtedness of the Business or the transactions contemplated hereby which might reasonably be expected to affect, materially and adversely, any of the Assets or the organization, operations, affairs, business, properties, prospects or financial condition or position of the Business;

(t) no certificate furnished by or on behalf of the Vendor or Covenantors to the Purchaser at the time of Closing in respect of the representations, warranties or covenants of the Vendor and the Covenantors contained in this Agreement will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading;

(u) this Agreement does not contain any untrue statement by the Vendor or the Covenantors of a material fact nor have the Vendor and the Covenantors omitted to state in this Agreement a material fact necessary in order to make the statements contained herein not misleading; and

(v) all information set out in the Schedules to this Agreement is accurate and correct in every material respect.


REPRESENTATIONS AND WARRANTIES IN CLOSING DOCUMENTS
---------------------------------------------------

12. All statements contained in any certificate or other instrument delivered by or on behalf of the Vendor or the Covenantors pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Vendor and the Covenantors hereunder.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES.
-------------------------------------------

13. The representations and warranties of the Vendor and the Covenantors contained in this Agreement shall survive the Closing and the Payment of the Purchase Price and, notwithstanding the Closing and the Payment of the Purchase Price, the representations and warranties of the Vendor and the Covenantors shall continue in full force and effect for the benefit of the Purchaser.


RELIANCE
--------

14. The Vendor and the Covenantor acknowledge and agree that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser or its officers, directors or professional advisers shall limit or extinguish the right to indemnity under Paragraph 33.


PURCHASER'S REPRESENTATIONS AND WARRANTIES
------------------------------------------

15     To induce the Vendor and the Covenantors to enter into and complete the transactions contemplated by this Agreement, the Purchaser hereby represents and warrants, as representations and warranties that are true and correct as at the date hereof and will be true and correct on the Closing Date that:

(a)     the Purchaser:

(i)     is a company duly incorporated under the Company Act of British Columbia
                                                 -----------
and is not a reporting company under that Act;

(ii) is duly organized, validly exists and is in good standing under the laws of its jurisdiction of incorporation;

(iii) has the full power, authority, right and capacity to execute and deliver this Agreement, to complete the transactions contemplated hereby and to duly observe and perform all of its covenants and obligations herein set forth;

(iv) is not in default of any reporting or filing requirement under any applicable corporate, securities or taxation laws or other laws to which it is subject;

(b) this Agreement has been duly and validly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as may be limited by laws of general application affecting the rights of creditors.


SURVIVAL OF REPRESENTATIONS AND WARRANTIES
------------------------------------------

16. The representations and warranties of the Purchaser contained in this Agreement shall survive the Closing and the conveyance of the Assets and, notwithstanding the Closing and conveyance of the Assets, the representations and warranties of the Purchaser shall continue in full force and effect for the benefit of the Vendor and the Covenantors.


RELIANCE
--------

17. The Purchaser acknowledges and agrees that the Vendor and the Covenantors have entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Vendor and the Covenantors and that no information which is now known or should be known or which may hereafter become known to the Vendor, the Covenantors or their officers, directors or professional advisers shall limit or extinguish the right to indemnity under Paragraph 33.


VENDOR'S AND COVENANTORS' COVENANTS
-----------------------------------

18. Prior to Closing Date, each of the Vendor and the Covenantors covenants and agrees with the Purchaser that from and after the date of execution of this Agreement to the Closing Date:

(a) as soon as any of the Vendor or the Covenantors has determined that a state of facts exist which results in or will result in:

(i) a representation or warranty contained in Paragraph 11I being untrue or incorrect in any material respect;

(ii) the non-fulfilment of any of the conditions precedent set forth in Paragraph 22; the Vendor and the Covenantor will notify the Purchaser of such state of facts;

(b) The Vendor and the Covenantors will obtain all necessary releases, waivers, consents and approvals, including all necessary approvals from the lessors;

(c) each of the Vendor and the Covenantors will take or cause to be taken a1l proper steps, actions and corporate proceedings on its part (including the approval of the sale by the directors and shareholders of the Vendor) to enable it to vest a good and marketable title in the Purchaser to the Assets, free and clear of all financial charges and encumbrances, except the Permitted Encumbrances;

(d) the Vendor will maintain in force policies of insurance heretofore maintained, and obtain and maintain such additional policies of insurance as may be required to insure the Assets until the Completion Date;

(e) the Vendor will take good care of all the Assets and do all necessary repairs and maintenance to such assets as are used by the Vendor in the usual and ordinary course of the operation of the Business, and take reasonable care to protect and safeguard the Assets;

(f) to permit the Purchaser, its officers, directors, agents, professional advisors or other authorized representatives at any time and from time to time to inspect the Assets, the Business, the Books and Records and to inspect, review, audit and copy any or all information relating thereto or to any other transactions between the parties hereto wherever and however such information may be stored, and for these purposes will permit such persons at any time and from time to time upon reasonable notice and during regular business hours to enter into or upon any premises, lands or buildings where the Assets or any such information is or may be, or where the Business is conducted and, in the event that use of a computer system is required to access such information, will allow such persons the use of its computer system for such purposes and will provide assistance in that regard. If for any reason such information cannot be accessed and retrieved at the Vendor's premises, the Vendor will permit such persons to remove the medium in which such information is or may be stored from the Vendor's premises to any other place which has a computer system that will give such persons the opportunity to retrieve, record and copy such information, and will permit such persons to reproduce and retain a copy of any such information in any format whatsoever. The Vendor will immediately deliver to the Purchaser upon request from time to time all computer software, tapes, disks, drums, cards, books of account, records, ledgers, agreements, licenses, permits, consents, correspondence, schedules, documents, statements, lists and other writings relating to the Assets or the Business and such other documents and information as the Purchaser may from time to time reasonably request, for the purpose of inspecting, reviewing, auditing and copying the same;

(g) the Vendor will not sell, consume, or dispose of or transfer possession of any of the Assets except those sold, consumed or disposed of in the usual and ordinary course of the operation of the Business until October 9, 1998;

(h) the Vendor will conduct the Business only in the usual and ordinary course of the operation of the Business, endeavour to preserve the organization of the Business intact and preserve the goodwill of the suppliers and customers and others having business relations with the Vendor relating to the Business;

(i) the Vendor will make all necessary tax, governmental and other filings in a timely fashion;

(j)     the Vendor shall:

(i) pay to all employees listed on Schedule "G" all wages, salaries and bonuses and all amounts due in lieu of holiday pay and other benefits up to and including the Closing Date;

(ii)     the Vendor shall obtain a release from each employee.


RESTRICTIVE COVENANT
--------------------

19. The Vendor and Capital Alliance Group Inc., and Toby Chu agree with the Purchaser that:

(a) they will not, without the written consent of the Purchaser, at any time during the three year period ending September 30, 2001 within a radius of twenty
(20) miles from the Premises where the Business is being carried on, either by themselves or in partnership or in conjunction with any person or persons, firm, association, company, as principal, agent or advisor in any other manner whatsoever, carry on or be engaged in or be concerned with or interested in or advise, guarantee the debts or obligations of, or permit its name or any part thereof to be used or employed by any person or persons, firm, association, syndicate, company or corporation engaged in or concerned with or interested in a business similar to the Business carried on by the Vendor at the Closing Date.

(b) Since it is recognized that irreparable damage would result to the Purchaser from any violation of the provisions of this paragraph, it is expressly agreed that in addition to any and all of the remedies available to it, the Purchaser shall have the immediate remedy of injunction or such other equitable relief as may be decreed or issued by any Court of competent jurisdiction to enforce this paragraph.

(c) In the event that any clause or operation of this paragraph shall be unenforceable or shall be declared invalid for any reason whatsoever, such unenforceability or invalidity shall not affect the enforceability or validity of the remaining portion or portions of this paragraph and such unenforceability or invalidity shall be severable from the remainder of this paragraph.

(d) If this paragraph is held to be unreasonable by reason of the area, duration or time or scope of service covered by this paragraph, then this paragraph shall be given effect in its reduced form.


ENDURING
--------

20. From and after the execution of this Agreement, both before and after the Closing Date, each of the Vendor and the Covenantors covenants and agrees with the Purchaser that:

(a) the Vendor and the Covenantors will, at their expense execute and do all such further deeds, acts, things and assurances as may be requisite in the reasonable opinion of the Purchaser's Solicitors for more perfectly and absolutely assigning, transferring, assuring to and vesting in the Purchaser title to the Assets, free and clear of the encumbrances, except the Permitted Encumbrances;

(b) if required by the Purchaser, the Vendors will cause to be delivered to the Purchaser a certificate issued pursuant to Subsection 116(4) of the Income
                                                                         ------
Tax Act of Canada, or a certificate issued pursuant to Subsection 116(2) of the
-------
Income Tax Act of Canada in respect of the purchase and sale contemplated by
--------------
this Agreement fixing a certificate limit which is not less than the Purchase Price, or failing delivery of either certificate, will permit the Purchaser to withhold such amount as the Purchaser would be liable to pay on behalf of the Vendor pursuant to Subsection 116(5) of the Income Tax Act of Canada and pay the
-                                           --------------
balance, if any, to the Vendor;

(c) the Vendor will obtain, as soon as it is available from the Commissioner of Social Service Tax, a certificate in duplicate pursuant to Subsection 3(4) of the Social Service Tax Act of British Columbia confirming that all social
    ----------------------
services taxes required to be paid up to but not including the Closing Date by the Vendor in connection with the Business have been paid, and deliver a duplicate thereof to the Purchaser;

(d) the Vendor will at the request of the Purchaser deliver such consent as may be required to enable the Purchaser to assume a name of which the same name "EXCEL COPIER" or any similar name forms a part; and

(e) each of the Vendor and the Covenantors, and any and all of their agents, employees, representatives, relatives and other persons who acted on behalf of the Vendor or the Covenantors and were or are involved in any negotiations relating to this Agreement, or had, have, will or may have any knowledge about any part in such negotiations, will not, without the prior written consent of the Purchaser, reveal or disclose any of the terms of this Agreement, any portion of this Agreement or any of the transactions contemplated hereby, and will keep strictly confidential the terms of this Agreement, all information, communications documents and material of any kind and in any form whatsoever, whether written, oral, technical, copied or relating to this Agreement and any of the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each of the Vendor and the Covenantors shall be permitted to disclose the terms of this Agreement to any Governmental Authority which lawfully requires any of the Vendor and the Covenantors to do so, and each of the Vendor and the Covenantor shall be permitted to disclose any information which is within the public domain. Each of the Vendor and the Covenantors acknowledge that breach of the covenants contained in this paragraph will result in damage to the Purchaser, that such damage will be difficult to determine and that the Purchaser could not be adequately compensated for such damage by monetary award. Accordingly, in the event of a breach of any of the covenants contained in this paragraph, in addition to any and all other remedies available to the Purchaser in law or in equity, each of the Vendor and the Covenantors hereby consent to the covenants, and each of them, contained in this paragraph being enforced by temporary or permanent injunction, restraining order or declaration, or all of such relief, and to such enforcement being without the necessity of a bond. Each of the Vendor and the Covenantors acknowledge and agree that the scope of this paragraph is reasonable commensurate with the protection of the legitimate interests of the Purchaser.


PURCHASER'S COVENANTS
---------------------

21. The Purchaser covenants and agrees with the each of the Vendor and the Covenantors that:

(a) from and after the date of this Agreement until the Closing, as soon as the Purchaser has determined that a state of facts exists which results in any representation or warranty contained in Paragraph 15 being untrue or incorrect in any material respect on the Closing Date the Purchaser will notify the Vendor and the Covenantors of such state of facts;

(b) the Purchaser will cooperate with each of the Vendor and the Covenantors with respect to the covenants set forth and the satisfaction of the conditions precedent set forth in Paragraph 24;

(c) the Purchaser will be liable for and pay all social services taxes, sales taxes, goods and services tax, registration charges and transfer fees properly payable upon and in connection with the sale and transfer of the Assets by the Vendor to the Purchaser, provided that in no event shall the Purchaser be liable for or pay, but instead the Vendor shall be liable for and pay, any social service taxes, sales taxes, goods and services tax, registration charges and transfer fees which the Vendor failed to pay or was exempted from paying prior to the Closing Date;

(d) on or before the Closing Date but effective as of and from the Closing Date the Purchaser shall offer employment to all of the employees listed on Schedule "C" save and except for severance pay obligations which arose prior to the Closing Date, which shall remain with the Vendor;


CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS
-----------------------------------------------

22.     Notwithstanding anything herein contained, the obligation of the
Purchaser to complete the     purchase of the Assets is conditional upon the
fulfilment of the following conditions precedent:

(a) the representations and warranties of the Vendor and the Covenantors contained in this Agreement and in any certificate or document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date, except:

(i) to the extent that any of such representations and warranties have been waived by the Purchaser or affected by the transactions between the parties contemplated hereby; or

(ii) insofar as such representations and warranties are given as of a particular date or for a particular period and relate solely to such date or period;

(b) all of the covenants, agreements and deliveries of each of the Vendor and the Covenantors to be performed or complied with on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed or complied with, except to the extent that such performance or compliance has been waived by the Purchaser or is prevented by a default by the Purchaser in the performance of its obligations hereunder;

(c) all consents or approvals required to be obtained by the Vendor for the purpose of selling, assigning or transferring the Assets have been obtained;

(d)     since the date hereof and prior to the Closing Date:

(i) the Vendor shall not have experienced any event or condition or have taken any action of any character; and

(ii) no substantial damage by fire, negligence or otherwise to the Assets shall have occurred,


 which materially and adversely affects any of the Assets or the right of the

Purchaser to the full enjoyment of the Assets or that materially and adversely reduces the value of the Assets to the Purchaser.

23. The foregoing conditions are for the exclusive benefit of the Purchaser and any such condition may be waived in whole or in part by the Purchaser on or prior to the Closing Date by delivery to the Vendor of a written waiver to that effect, signed by the Purchaser.


CONDITIONS PRECEDENT TO THE VENDOR'S OBLIGATIONS
------------------------------------------------

24. Notwithstanding anything herein contained the obligation of the Vendor to complete the sale hereunder is subject to the following conditions:

(a) the Purchaser's representations and warranties contained in this Agreement shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date, except:

(i) to the extent that any of such representations and warranties have been waived by the Vendor or affected by the transactions between the parties contemplated hereby; or

(ii) insofar as such representations and warranties are given as of a particular date or for a particular period and relate solely to such date or period;

25. The foregoing conditions are for the exclusive benefit of the Vendor and any such condition may be waived in whole or in part by the Vendor on or prior to Closing Date by delivery to the Purchaser of a written waiver to that effect, signed by the Vendor.

DELIVERIES AT CLOSING
---------------------

26. At the Closing the Vendor and the Covenantors shall deliver or cause to be delivered to the Purchaser:

(a) all bills of sale, transfer and assignments, duly executed, in form and content satisfactory to the Purchaser's Solicitors, appropriate to effectively vest good and marketable title to the Assets in the Purchaser to the extent contemplated by this Agreement, and immediately registrable in all places where registration of such instruments is necessary or desirable;

(b) all consents or approvals required by this Agreement to be obtained by the Vendor;

(c)     possession of the Assets;

(d) a duly executed statutory declaration of the President of the Vendor dated the Closing Date to the effect that the representations and warranties of the Vendor contained in this Agreement are true and correct and that the covenants and agreements of the Vendor to be performed on or before the Closing Date pursuant to the terms of this Agreement have been duly performed;

(e) duly executed releases of, or evidence to the reasonable satisfaction of the Purchaser as to the discharge of any and all indebtedness which the Purchaser has not agreed to assume and which may be enforceable against any of the Assets being purchased hereunder;

(f) a certified copy of a resolution of the directors of the Vendor duly passed, with a certification that it has not been rescinded and continues to be in effect, authorizing the execution, delivery and implementation of this Agreement and of all transactions contemplated hereby and of all documents to be delivered by the Vendor pursuant hereto;

(g) a certified copy of a special resolution of the Vendor duly passed, with a certification that it has not been rescinded and continues to be in effect, approving the sale of the Assets by the Vendor in accordance with Section 126(l) of the Company Act of British Columbia;
       ------------

(h) all lists of customers, outstanding orders for the purchase and sale of inventory, brochures, samples, price lists, files, records, documents and other information related to the Business

(i) the favourable legal opinion of the Vendor's Solicitor, in form reasonably satisfactory to the Purchaser's Solicitors stating that the Vendor has the capacity to own the Assets, conduct the Business, execute and deliver this Agreement and undertake and complete the transactions contemplated hereby, that all necessary steps and corporate proceedings have been taken by the Vendor to permit the sale of the Assets under this Agreement and that this Agreement and all other agreements and instruments required hereunder have been duly and validly authorized, executed and delivered by each of the Vendor and Covenantors and are legal, valid and binding obligations of each of the Vendor and the Covenantors in accordance with its terms, except as may be limited by laws of general application affecting the rights of creditors generally;

(j)     a certificate duly issued pursuant to Section 116 of the Income Tax
                                                                 ----------
Act of Canada;
---

(k) the duly executed prescribed form pursuant to which an election is made to have Section 22 of the Income Tax Act of Canada apply to the transfer of the
                          --------------
Accounts Receivable;

(1)     the duly executed Bond in the form attached as Schedule H.

27. At the Closing the Purchaser shall deliver or cause to be delivered to the Vendor:

(a) that portion of the Purchase Price stated in Paragraph 7(a), payable to the Vendor's Solicitor, in trust;

(b)     the executed Term Note;

(c) the duly executed prescribed form pursuant to which an election is made to have Section 167 of the Excise Tax Act of Canada apply to the transfer of the
                           --------------
Assets; and

(d) the duly executed prescribed form pursuant to which an election is made to have Section 22 of the Income Tax Act of Canada apply to the transfer of the
                          --------------
Accounts receivable.


LOSS OR DAMAGE PRIOR TO CLOSING
-------------------------------

28. If, prior to the Closing Date, there shall have been any loss or damage to any of the Assets, the Vendor shall forthwith thereafter deliver to the Purchaser a detailed fist showing the insurance coverage with respect thereto, particulars of any claims made by the Vendor under its insurance coverage, and the standing of such claims and if, notwithstanding such loss or damage, the Purchaser elects by notice in writing to the Vendor to complete the transactions contemplated herein, the sale and purchase provided for herein shall be completed, and the Vendor shall on Closing:

(a) pay to the Purchaser all monies received by the Vendor before the Closing Date as proceeds of insurance with respect thereto; and

(b) deliver to the Purchaser a duly executed assignment in form and substance satisfactory to the Purchaser's Solicitors, of all of the Vendor's interest in and to any proceeds of insurance with respect to any such items an the Vendor's written undertakings to cooperate with the Purchaser in the satisfactory settlement of all claims.

CLOSING DATE AND ADJUSTMENTS
----------------------------

29. The Closing Date shall be December 11, 1998 (the "Closing Date" and/or "Closing") and the Closing shall take place at the offices of Watchorn & McLellan, #201 - 10334 - 152A Street, Surrey, British Columbia or the
Closing may take place by way of an exchange of the Closing Documents on such trust conditions as the lawyers for the Purchaser and the Vendor may agree.

CONVEYANCE
----------

30. On completion of the Closing, this Agreement shall, without further act or formality, operate as a transfer to the Purchaser of all Assets to be sold and purchased hereunder as the same shall be at the close of business on the Closing Date. The Vendor shall nevertheless, at the Closing and fi7om time to time after the Closing, execute and deliver to the Purchaser all such conveyances, transfers, assignments and other instruments in writing and further assurances as the Purchaser or the Purchaser's Solicitor shall reasonably require from, the Vendor, and the Purchaser shall execute and deliver to the Vendor all such agreements of assumptions and other instruments in writing and further assurances as the Vendor or the Vendor's Solicitor shall reasonably require in order to give effect to the provisions of this Agreement.

31. Should any of the Assets intended to be transferred hereunder not be transferred to the Purchaser by the completion of the Closing on the Closing Date, the Vendor shall hold as bare trustee in trust for, and at the sole cost of the Purchaser, all such Assets from the commencement of business on the Closing Date until such Assets are effectively transferred.

COLLECTION OF RECEIVABLES
-------------------------

32. If any part of the Current Accounts Receivables sold hereunder are not collected by the Purchaser in full within ninety (90) days after the Closing Date, the Vendor shall pay to the Purchaser an amount equal to the amount not collected during this time period and the Purchaser shall assign back to the Vendor any such unpaid Current Accounts Receivable it requires reimbursement for under this provision.


INDEMNITIES AND SET-OFF
-----------------------

33. Without prejudicing any other remedy available to the Purchaser at law or in equity, the Vendor and the Covenantors hereby jointly and severally agree, forthwith upon demand, to indemnify and save harmless the Purchaser from and against any and all costs, losses, damages or expenses suffered or incurred by the Purchaser in any manner arising out of, in connection with, with respect to or relating to:

(a) any representation or warranty of the Vendor or the Covenantors set forth in this Agreement being untrue or incorrect or the failure of the Vendor or the Covenantors to observe or perform any of their obligations pursuant hereto;

(b) any and all indebtedness existing at the time of Closing that attaches to/or forms an encumbrance or lien against the Assets;

(c) any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to the Purchaser hereunder;

(d) any and all goods and services taxes, actions, suits, proceedings, demands, assessments, judgments, costs and legal expenses on a solicitor own client basis, and other expenses incidental to any of the foregoing.

Notwithstanding the foregoing, the indemnity provided by Toby Chu shall be limited to Thirty-five Thousand ($35,000.00) Dollars and shall remain in force for ninety (90) days from the Closing Date and shall thereafter cease to be of any effect. In addition, Toby Chu shall provide a bond of $10,000.00 to be deposited with Wilson, Danderfer, Banno and Mitchell, in trust, on Closing, in the form attached as Schedule H, (the "Bond") which funds shall be held under the terms of the Bond to be used to indemnify the Purchaser from any claims made by a Statutory Authority.

Should there be any amount owing to any Statutory Authority at any time up to and including ninety (90) days after the Closing Date, the Covenantor agrees that the Purchaser may pay any amount owing to the Statutory Authority on behalf of the Vendor. The Covenantor irrevocably directs the Trustee to reimburse the Purchaser the amount paid to the Statutory Authority upon receipt from the Purchaser of a Statutory Declaration attaching proof of payment to the Statutory Declaration.

Statutory Authority shall mean those Government or near Government authorities created by Provincial and/or Federal statutes that treat unpaid taxes, duties, levies and fees, as liens or charges against assets in favour of the Federal and/or Provincial Governments.

Should at any time, up to sixteen (16) months after the Closing Date (the "Period"), the Telephone Numbers, or any one of them, no longer be available to the Purchaser as provided for in Paragraph I (a), then the Vendor agrees it shall pay the Purchaser an amount that is equal to the number of months remaining in the Period, times $1,000.00 (the "Liquidated Damages"). The Purchaser shall be entitled to set off the Liquidated Damages from the balance owing under the Term Promissory Note:
(eg: # months remaining in Period x $1,000.00 = Liquidated Damages)

34. With respect to the indemnity provided in Paragraph 33, each of the Vendor and the Covenantors hereby:

(a) waives notice of demand for payment, performance or satisfaction of all or any part of his obligations under the indemnity given in Paragraph 3 3, protest, notice of protest and notice of default, any right he may have to require that an action be brought against the Covenantors or the Vendor, as the case may be, or any other person and any and any other notices and legal and equitable defences to which he may be entitled;

(b) agrees to honour his obligations under the indemnity given in Paragraph 33 forthwith upon demand and acknowledges that such liability is not contingent or conditional upon the pursuit of any remedies against the Covenantors or the Vendor, as the case may be, or any other persona and that such liability shall not be diminished, relieved or otherwise affected by the extension of time, credit or any other indulgences which the Purchaser may from time to time grant to the Covenantors or the Vendor, as the case may be, or to any other person, including the acceptance of any partial payment, performance or satisfaction, or the compromise or release of any claims, or by the Covenantors or the Vendor not having legal existence, or the Covenantors or the Vendor, as the case may be, being under no obligation to pay the indebtedness under the indemnity, or any part thereof, or by the indebtedness under the indemnity becoming irrevocable or unenforceable in whole or in part from or against the Covenantors or the Vendor, as the case may be, by operation of law or otherwise, none of which shall in any way modify or amend any of the Vendor's and the Covenantors' obligations under the indemnity given in Paragraph 33, which shall be continuing and irrevocable and binding on each of the Vendor and the Covenantors as principal obligant;

(c) agrees that nothing but payment, satisfaction and performance in full of his obligations to the Purchaser under the indemnity given in Paragraph 33 shall release the Vendor and the Covenantors, or either of them, from their obligations hereunder;

(d) agrees that no document, proof or other action, other than as herein set forth is necessary as a condition of either of the Vendor and the Covenantors honouring his obligations hereunder;

(e) agrees that in the event of the bankruptcy, winding-up or distribution of the assets of the Covenantors or the Vendor, as the case may be, the rights of the Purchaser shall not be affected or impaired by its omission to prove its claim, or to prove its full claim, and it may prove such claim as it sees fit and may refrain from proving any claim;

(f) agrees that no term, condition or provision hereof or any right hereunder, or in respect thereof, shall be, or shall be deemed to have been waived by the Purchaser, except by express written waiver signed by the Purchaser, all such waivers to extend only to the particular circumstances therein specified. Neither forbearance nor indulgences by the Purchaser shall constitute a waiver of any term, condition or provision to be performed or observed by either of the Vendor and the Covenantors, or want of any performance or observance thereof, and

(g) agrees that no action or omission on the part of the Purchaser in exercising or failing to exercise its rights hereunder or in connection with or arising from any of the Vendor's and the Covenantors' obligations under the indemnity given in Paragraph 33, or any part thereof shall make the Purchaser liable to the Vendor or the Covenantors, or both of them, for any loss occasioned to either of the Vendor and the Covenantors.


35.     Set-off  If under this Agreement or any document delivered pursuant
        -------
hereto the Vendor becomes obligated to pay any sum of money to the Purchaser, then such sum may, at the election of the Purchaser, and without limiting or waiving any right or remedy of the Purchaser under this Agreement, be set off against and shall apply to any sum of money or security owed by the Purchaser to the Vendor under the Term Promissory Note until such amount has been completely set off

36.     Litigation. Each party shall at all times have the right at its sole
        -----------
expense to refute, defend and contest, in its own name, or in the name of the other party, any indebtedness, contracts, engagements, actions, causes of action, suits, proceedings, demands, claims, assessments, judgments, awards, costs and legal and other expenses brought by any third party (hereinafter collectively the "Claim") for which that party maybe liable under this Agreement. The parties will fully cooperate with each other and their counsel in any proceedings in respect of any such Claims. Each party shall, as soon as it becomes aware thereof, promptly notify the other party of any existing or possible Claims. No compromise or settlement of any Claim shall be made without the consent of the party which, under this Agreement, would be liable therefor, such consent not to be unreasonably withheld.


37.     Interest. If any party is, from time to time, obligated to pay any sum
        --------
of money to another     party with respect to Indemnities and Set Offs, the
party who is so obliged shall also pay to the other party interest on such sum, calculated from the date on which sum is due to be paid until the date of payment, at a rate per annum equal to the Prime Rate of the Canadian Imperial Bank of Commerce in effect from time to time during such period, plus two (2) percent per annum.


GENERAL PROVISIONS
------------------

38.     Election Regarding GST. The Vendor and the Purchaser shall jointly elect
        -----------------------
to have Section 167 of the Excise Tax Act of Canada apply to the transfer of
                               --------------
the Assets. Such election shall be in the prescribed form and shall be filed in a timely fashion with the return of the Vendor for the reporting period in which the transfer occurs.

39.     Notice. Any notice, consent, waiver, approval, report, authorization or
        -------
other communication which any party is required or may desire to give to or make upon any other party pursuant to this Agreement will be effective and valid only if in writing and actually delivered (including by telecopy) to the second-mentioned party at the following address of the second-mentioned party:

(a)     To the Purchaser:

Able Copiers Ltd.
12 Orwell Street
North Vancouver, BC

with a copy to:
Watchorn & McLellan
Barristers & Solicitors
#301 - 10334 - 152A Street
Surrey, BC V3R 7P8

(b)     To the Covenantors:

Capital Alliance Group Inc.
c/o Maitland & Company
700 - 625 Howe Street
Box 54
Vancouver, BC V6C 2T6

Toby Chu
3780 Kilby Court
Richmond, BC V6X 2N4

(c)     To the Vendor:

525381 B.C. Ltd.
c/o Registered & Records Office
1450 - 1075 West Georgia Street
Vancouver, BC V6E 3C9

with a copy to:
Wilson Danderfer Banno & Mitchell
Barristers & Solicitors
1450 - 1075 W. Georgia Street
Vancouver, BC WE 3C9

or at such other address as such second-mentioned party may from time to time designate to such first-mentioned party by notice delivered in accordance with this Paragraph, Notice will be deemed given when received or if delivery is refused on the date delivery is so refused.

40.     Time. Time shall be of the essence of this Agreement.
        -----

41.     Entire Agreement. This Agreement contains the whole agreement between
        -----------------
the parties in respect of the subject matters hereof and there are no warranties, representations, terms, conditions or collateral agreements, express, implied or statutory, other than as expressly set forth in this Agreement and this Agreement supersedes all of the terms of any written or oral agreement or understanding between the parties.


42.     Enurement.  This Agreement shall enure to the benefit of and be binding
        ---------
upon the Vendor, the Purchaser and the Covenantors and each of them and, as applicable, their heirs, executors, administrators, successors and assigns.


43.     Further Assurances. Each of the parties will, on demand by another
        -------------------
party, execute and deliver or cause to be executed and delivered all such further documents and instruments and do all such further acts and things as the other may either before or after the Closing reasonably require to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement and to assure the completion of the transactions contemplated hereby.


44.     Modifications, Approvals and Consents. No amendment, modification,
        --------------------------------------
supplement, termination or waiver of any provision of this Agreement will be effective unless in writing signed by the appropriate party and then only in the specific instance and for the specific purpose given.

45.     Legal and Other Fees.  Unless otherwise specifically provided herein,
        ---------------------
the parties will pay their respective legal, accounting and other professional fees and expenses, including goods and services taxes on such fees and expenses, incurred by each in connection with the negotiation and settlement of this Agreement, the completion of the transactions contemplated hereby and the other matters pertaining hereto.


46.     Counterparts.  This Agreement may be executed in any number of
        -------------
counterparts or by facsimile, each of which shall together, for all purposes, constitute once and the same instrument, binding on the parties, and each of which shall together be deemed to be an original, notwithstanding that all of the parties are not signatory to the same counterpart or facsimile.


47.     Assignment.  Provided the Purchaser continues to acknowledge its
        -----------
liability to the Vendor on the balance remaining owing on the Term
Promissory Note, the Purchaser may assign the benefit of this Agreement to any affiliate or associate of the Purchaser without the consent of the Vendor and the Covenantors provided that notice of such assignment is delivered to the Vendor at least three (3) business days prior to Closing. The
Purchaser may not otherwise assign the benefit of this Agreement expect with the prior, written consent of the Vendor and the Covenantors, which counsel may be arbitrarily withheld. In the event of any permitted assignment, the Purchaser shall nevertheless remain bound by the terms hereof including the obligation to pay the Purchase Price when due. The Vendor shall not be entitled to assign this Agreement.

          IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date first written above.

525381 B.C. LTD.

Per:
       /s/Toby Chu
----------------------------
Authorized Signatory

ABLE COPIERS LTD.

Per:
       /signed/
-----------------------------
Authorized Signatory


Capital Alliance Group Inc.

Per:
       /s/Toby Chu
-----------------------------
Authorized Signatory

SIGNED, SEALED and DELIVERED by
TOBY CHU in the presence of

   Patrick Lo
-----------------------------
Name

1108-777 W. Broadway                                /s/Toby Chu
-----------------------------                   -----------------------
Address                                         TOBY CHU Covenantor

V.P. Operations
-----------------------------
Occupation

(This is Page 37 to an Agreement made as of the 9th day of October, 1998 between 525381 B.C. Ltd. as Vendor, Capital Alliance Group Inc. and Toby Chu, collectively as Covenantors and Able Copiers Ltd. as Purchaser.)

Exhibit 3-10

TAI FOOK                                TAI F00K CAPITAL LIMITED
                                        (A Member of Tai Fook Securities Group)


----------------------------------------
STRICTLY PRIVATE & CONFIDENTIAL
----------------------------------------

29th February, 2000                                                   BY Hand

SE Global Equities Company Limited
c/o Guangdong (Int'l) Capital Limited
21/F, Henley Building
5 Queen's Road Central,
Hong Kong.

Attn:   Mr. Toby Chu

Dear Sirs,

SE Global Equities Company Limited

We refer to our recent discussion regarding the proposed flotation of SE Global Equities Company Limited or a newly incorporated company (to be formed prior to listing), which will be the holding company of your group of companies (the "Company"), on The Growth Enterprise Market "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). We are pleased to set out the following proposal for Tai Fook Capital Limited ("Tai Fook Capital") to act as the joint sponsor and Tai Fook Securities Company Limited ("Tai Fook Securities") as the joint-lead manager with regard to the proposed flotation of the Company. We understand that the Company proposes to raise capital funds through an offer of new shares or a combination of new and existing shares of the Company to the public (the "Offer"). The terms of reference of our assignment are set out below:-

I.   Services

A.   Pre-flotation

As a joint sponsor, Tai Fook Capital will:

1. assist you with regard to the corporate restructuring of the Company and the matters arising 'in connection with the flotation exercise;

2. advise you with regard to all issues which arise in the process of preparing the prospectus such as the capital structure of the Company, accountants' report, net asset backing and dividend policy;

3. assist to lodge the application for listing and all supporting documents and for dealing with the Stock Exchange on all matters arising in connection with the application;

4. organize, in conjunction with other advisers, such presentations to members of the Stock Exchange, institutional investors and other members of the financial and media communities considered to be appropriate and supervise the preparation of all appropriate materials;

5. assist, in con-junction with other advisers, securities analysts to properly understand the Company and prepare reviews of the Offer, as required-, and

6. advise with regard to (but not limited to) the issue price, the Offer period and the structure of the Offer.

B.   Flotation

In the flotation itself, Tai Fook Capital will:-

1. underwrite, through Tai Fook Securities, the Offer together with other underwriters at a mutually agreed issue price;

2. assist, in conjunction with other advisers, the Company in generating public interest in the Offer, both in terms of publicity and pre-flotation indications of broker interest;

3.   monitor and report to you the level of application received;

4.   advise you with regard to the allocation of shares to applicants, and

5. supervise the disbursement of funds by the receiving bankers to cover expenses of the Offer and to the Company.

A team of syndicate members will be formed and led by Tai Fook Securities and in the process, suggestion made by the Company as regards the composition of the syndicate group will be considered.

II. Fees and Expenses

A.   Fees

For the various services described above, we propose to charge the following fees:-

1. Advisory fee in respect of the proposed flotation of HK$900,000, of which an initial non-refundable retainer of HK$100,000 will be payable on the date of our formal appointment and HK$400,000 will be payable out of the proceeds of the Offer. The balance of HK$400,000 will be satisfied by way of issuing new shares or allotting existing shares of the Company (the "Consideration Shares") to Tai Fook Capital before listing of the Company. The number of Consideration Shares to be issued shall be determined with reference to the Offer price of Consideration Shares.

2. an underwriting fee payable to Tal Fook Securities to be agreed at the time of entering into the underwriting agent.

B.   Expenses

All expenses incurred or to be incurred by us in relation to the above shall be for the account of the Company. For the avoidance of doubt and without limiting the generality of the foregoing, fees and expenses of other professional such as lawyers, auditors, registrars, receiving bankers, translators, printers and valuers are payable by the Company.

We would advise you before incurring any substantial amount of expenses on your behalf and such expenses which are payable by the Company irrespective of whether the proposed flotation is successful. Such expenses are to be paid by the Company either upon our request for advance payment or upon presentation of the relevant invoices. For all fees and expenses, Interest will be charged at prime plus 5 per cent. per annum if payment is not received within seven days from the date of the payment notice.

III.   Indemnity

The Company agrees with Tai Fook Capital to fully indemnify and to hold harmless Tai Fook Capital and their affiliates ("affiliate" to mean any subsidiary or holding company or any subsidiary of any such holding company), and the directors, officers, agents and employees of Tai Fook Capital and their affiliates (any and all of which or whom is referred to as an "Indemnified Person") from and against any and A losses, claims, costs, damages, actions, proceedings, demands, liabilities and expenses whatsoever, joint or several (collectively "claims"), (other than those arising from negligence on Tai Fook Capital's part) which any such Indemnified Person may suffer or incur in any Jurisdiction whatsoever and which relate to or arise from, directly or Indirectly, Tai Fook Capital's engagement hereunder and/or the provision by Tai Fook Capital of their services. The foregoing indemnities shall be in addition to any rights that Tai Fook Capital or any other Indemnified Person may have at common law or otherwise and shall remain in full force and effect regardless of whether Tai Fook Capital's engagement thereunder is terminated.

IV.   Termination

A. Tai Fook Capital reserves the right at any time and without any liability or continuing obligations to the Company to terminate this engagement letter forthwith in the event that the Company commits a material breach of the terms of this engagement letter or Tai Fook Capital comes to notice a material issue which will render the Company not suitable for listing pursuant to the GEM Listing Rules and the Company fails to accept the advice of Tai Fook Capital concerning action(s) to be taken in respect of or in relation to the matters set out in Section I paragraph A hereof.

B. The Company reserves the right to terminate this engagement letter in the event that Tai Fook Capital commits a material breach of the terms of this letter of agreement or if the board of the Company resolves to cease work on the flotation.

C. In the event of the termination of this engagement letter under the foregoing provisions of this section, Tai Fook Capital shall be entitled to retain or receive all fees and expenses paid, accrued or incurred under Section II herein prior to the date of such terminations.

D. This engagement letter will automatically expire on 31' December, 2000 without any liability or continuing obligation to both the Company and to Tai Fook Capital and Tai Fook Securities.

V.   Undertakings

We shall be entitled to carry out such due diligence and investigations into the Company, its subsidiaries and associated companies and their respective directors, employees and associates as we consider necessary or expedient and you will promptly provide us with such documents and information as we may request and provide every assistance to enable us to carry out such due diligence and investigations and to procure that your directors and employees also provide such assistance.

All information to be supplied by you or any of your directors or employees to us or our advisers for the purpose of performing the services and acting as your financial adviser, and without limitation to the generality of the foregoing, will be true and accurate in all respects and all statements, expressions of opinion or 'intention and all forecasts and estimates will be made or prepared after due and proper consideration, will be fair and reasonable and will represent expectations honestly held based on facts known to you or your directors or employees.

V1.   Confidentiality

A. You win not at any time without the prior written consent of Tai Fook Capital disclose any opinion expressed by Tai Fook Capital as contained herein or use the aforesaid information on any other public documents or reports.

B. Given that any information provided by you will be treated and safeguard as private and confidential, Tai Fook Capital agrees not to disclose any of the above information to any persons other than to professional advisers whose knowledge of the information is essential, or unless to compile with relevant statutory requirements.

This letter of agreement shall be governed in accordance with laws of Hong Kong Special Administrative Region of the People's Republic of China.

If the above terms of our engagement meet with your approval, we would be much obliged for your confirmation by signing the enclosed copy of this letter and returning the same to us.


Yours faithfully,
For and on behalf of                      For and on behalf of
Tai Fook Capital Limited                  Tai Fook Securities Company Limited


/s/Derek Chan                             /s/
-----------------------                   -------------------------
Derek Chan                                Authorised Signature
Deputy Managing Director

The undersigned agrees to the exclusive appointment of Tai Fook Capital Limited on the terms and conditions set out herein and acknowledges having received a copy of the letter dated 29th February, 2000.

For and on behalf of SE Global Equities Company Limited



By:   /s/
      ---------------------------------
      Authorized Signature

      Toby Chu
      ---------------------------------
      Printed Name

      President & CEO.
      ---------------------------------
      Title

      Feb 29/2000
      ---------------------------------
      Date

Exhibit 3-11

ICEA
A subsidiary of ICBC                      ICEA Capital Limited
                                          43rd Floor NatWest Tower Times Square
                                          Causeway Bay, Hong Kong
                                          Tel (852)2115 8888
                                          Fax (852)2115 8602

STRICTLY PRIVATE AND CONFIDENTIAL,

9th March, 2000

BY FAX AND BY HAND

Mr. Toby Chu
Chairman / CEO
SE Global Equities Company Ltd.
1108-777 West Broadway
Vancouver B.C.
Canada V5Z 5J7

Dear Mr. Chu,

            Proposed initial public offering of
          shares in Hong Kong by an overseas company
         ("Listco") seeking listing of its securities on
           the Growth Enterprise Market ("GEM") of
        the Stock Exchange of Hong Kong Limited ("SEHK")

Further to our recent conversations, we are writing to confirm the terms of ICEA Capital Limited's ("ICEA") appointment as the global co-ordinator, sponsor and lead manager in connection with the proposed initial public offering (the "Offering") (the "Engagement").

BACKGROUND

Listco, to be incorporated in the Cayman Islands, will be a wholly-subsidiary of Capital Alliance Group Inc., which is a listed company on the Canada Stock Exchange. The principal business of Listco will be to provide a financial information portal linking security firms around the world, allowing investors to access stock exchanges of different cities/countries via Internet at one stop. It is expected that the offering will take place before the end of the third quarter of 2000 if the market conditions so permit.

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I C E A                                                          DRAFT, 09/03/00

SCOPE OF SERVICES

Our responsibilities as the global co-ordinator, sponsor and lead manager will include, inter alia:

-to recommend and advise in connection with the reorganisation of the internal corporate structure of Listco to facilitate the Offering;

-to co-ordinate with other professional parties in producing the prospectus,
announcements   and other related documentation (as required by the Listing
Rules) and clearing the same with the SEHK;

-to hold various discussions with lawyers, accountants and other professional
parties and to   perform due diligence, in conjunction with professionals, on the business operation of Listco in relation to the Offering;

-to hold various discussions with the regulatory bodies to obtain the necessary
clearance for   the listing of the new shares issued pursuant to the Offering;

-to liase with the public relation firm in packaging and marketing Listco and
arranging   presentations and/or press announcements in relation to the
Offering as appropriate;

-to advise on the timing, terms and structure of the Offering, to underwrite the
Offering and   to procure investors for the new shares issued; and

-to continue to act as Listco's sponsor for the first two financial years
following listing and   to act as the communication channel between Listco and
the SEHK.

You understand that, by entering into, or performing our obligations under, this engagement letter (the "Engagement Letter"),we are not representing that the SEHK will grant the listing of Listco's securities.

REMUNERATION

The financial advisory fee payable to ICEA in relation to the proposed initial public offering is HK$1,500,000, payable upon completion of the initial public offering. An underwriting commission of 3.5 per cent. of the gross proceeds from the Offering will be deducted from the Offering proceeds at the completion of the initial public offering. In addition, the costs of all our out-of-pocket expenses properly incurred in connection with the Offering will be met by Listco which include but are not limited to legal counsel expenses. We will seek Listco's prior approval for any expense item over HK$50,000. Listco agrees to pay ICEA HK$500,000 in the event that Listco and ICEA mutually agree that the Offering does not proceed. If there is any disagreement whether the Offering should proceed, both parties will negotiate for a break-up fee payable to ICEA.


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I C E A                                                    DRAFT, 09/03/00

In addition, ICEA will charge a sponsor's fee of HK$1,000,000 per annum for the two financial years following the listing of Listco on the GEM.

In the event that there is a significant variation in tile structure of the proposed initial public offering, resulting in a substantial increase in our resource commitment, we reserve the right to negotiate a revision of the fees payable to us.

Our appointment would be on an exclusive basis, unless with our consent, and subject to our attached standard Terms and Conditions. Please note that references to the Client shall be taken as references to Listco in this instance.

Please confirm your acceptance of the Engagement Letter and the attached standard terms and conditions by signing and returning the enclosed duplicate of the Engagement Letter. We look forward to a successful long-term relationship with you and your company.

Yours faithfully,


                                               Signed and accepted by
For and on behalf of                           For and on behalf of
ICEA Capital Limited                           SE Global Securities Company Ltd.




/s/Meocre Li                                   /s/Toby Chu

Meocre Li                                      Toby Chu
Chief Executive                                Chairman

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I C E A                                                        DRAFT, 09/03/00

                        ICEA Capital Limited ("ICEA")

                            TERMS OF ENGAGEMENT

1. ROLE OF ICEA

ICEA will carry out the global services set out in the Engagement Letter and will not be obliged to provide any other advice or services unless it expressly agrees to do so. It will not be responsible for providing specialist advice (such as on legal, regulatory, accounting or taxation matters) or services which the Client has agreed to provide or would usually provide, nor will it be responsible for due diligence except to the extent agreed in the Engagement Letter.

Any advice rendered by ICEA, unless otherwise agreed by ICEA, is solely for the Client's benefit and must be kept confidential. Such advice may not be relied on by the Client other than for the purposes of the Engagement (as set out in the Engagement Letter) and may not be disclosed to any third party or announced publicly unless there is a legal or regulatory obligation to disclose or announce it or ICEA agrees otherwise. Such advice may not be used or relied on by any third party without ICEA's prior written consent.

ICEA is registered with the Securities and Futures Commission of Hong Kong as a Dealer under the Hong Kong Securities Ordinance (Cap. 333).

2. AUTHORITY AND INFORMATION

ICEA is entitled to assume that its written instructions in relation to the Engagement have been properly authorised by the Client if they are given by a director or senior executive of the Client representing the board of directors of the Client or by any of the persons referred to in the Engagement Letter. The Client undertakes to ensure that it and the parties connected with it retain all the authorisations and comply with all laws and regulatory requirements relevant to the Engagement and/or the Transaction. ICEA is authorised by the Client to carry out such steps as it considers desirable or necessary to complete the Engagement including acting through agents, and using the services of any other member of the Group (as defined below), provided that ICEA shall remain responsible to the Client for the acts and omissions of these agents and Group members.

To enable it to carry out its Engagement, ICEA may require certain information from the Client. The Client also agrees to provide ICEA with any further information of which the Client is aware and which the Client might reasonably expect is of relevance to ICEA in carrying out its Engagement. In connection with the Engagement and/or the Transaction the Client may also be required to supply information to third parties or publish information in the form of announcements or documents. ICEA will rely on the Client to check that any such information supplied is true, fair, complete and accurate and not misleading in any material respect. If the Client discovers that this is not the case it will notify ICEA immediately. In addition, ICEA and the Client undertake to notify the other

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I C E A                                                       DRAFT, 09/03/00

in the event of any material change In the information provided In this Terms of Engagement and/or the attached Engagement Letter.

3. DISCLOSURE OF OTHER INTERESTS

ICEA is indirectly owned by The Industrial & Commercial Bank of China ("ICBC") and The Bank of East Asia, Limited ("BEA"). It is therefore possible that ICBC and/or BEA and/or their subsidiaries or associates (including ICEA) ( "the Group") or one of their respective officers, employees, representatives or agents or another client of any member of the Group may have interests, relationships and/or arrangements that give rise to conflicts In relation to the Engagement or are otherwise material in relation to the Transaction or investments concerned ("Other Interests").

The employees of ICEA assigned to the Engagement may (due, for example, to Chinese walls) be unaware of, and in any event are required to disregard, any Other Interests and the Client agrees that ICEA may act for it despite any Other Interests and that any profit or remuneration from such interests may be retained by the Group.

The Client agrees that ICEA does not have a duty to disclose any matter which comes to its notice (or the notice of any other part of the Group) in the course of their business if doing so would constitute a breach of duty owed to other persons.

4. CONFIDENTIALITY

Subject to the following, each of ICEA and the Client undertakes to keep confidential any confidential information concerning the business, affairs, directors or employees of the other which comes into its possession during the Engagement and not to use any such information for any purpose other than that for which it was provided.

The Client acknowledges and accepts that ICEA may be required to disclose information and deliver documentation relating to the Client and the Engagement to government or regulatory agencies and authorities and expressly authorises any such disclosure and delivery.

5. CLAIMS

It is possible that during the course of the Engagement or afterwards, a third party may bring a claim, action, demand or proceeding against ICEA and/or a member of the Group, or that ICEA and/or another member of the Group may incur a loss, liability, cost, charge or expense or suffer damage, directly or indirectly arising out of or in connection with the Engagement and/or the Transaction ("a Claim").

The Client agrees to indemnify ICEA and each member of the Group and their respective officers and employees in respect of any Claim in full including any costs involved in investigating, preparing for or defending the Claim, except to the extent that the Claim

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I C E A                                                         DRAFT, 09/03/00

arises out of the negligence or wilful default of ICEA, any member of tile Group or any of their respective officers or employees, If any amount becomes payable under this indemnity, tile Client shall pay such additional M1101.111t (if any) as is required to ensure that the net amount received, after all deductions and withholdings required to be made from such payment and all taxation suffered in respect of its receipt, will equal the full amount which would have been received had no such deduction or withholding been made and had no such taxation been suffered.

Neither ICEA nor any member of the Group will be liable to the Client or be the subject of any claim from the Client, save again to the extent that the liability arises out of the negligence or wilful default of ICEA or any member of the Group or any of their respective officers or employees.

The benefit of paragraph 5 is held by ICEA on trust for the other members of the Group. In turn, where time allows, ICEA agrees to keep the Client informed of the progress of any relevant Claim, to consult the Client about the handling any such Claim and to have regard to any reasonable request the Client may make in connection with any such Claim.

6. TERMINATION

Either ICEA or the Client may terminate the Engagement at any time without liability by giving a five-business day's prior written notice to the other party, save in the case of material breach by the other party. However, the fee provisions of the Engagement Letter and paragraphs 3, 4 and 5 of this attachment to the Engagement Letter shall survive any such termination.

7. GOVERNING LAW

The Engagement Letter and these terms are governed by and should be construed in accordance with Hong Kong law and ICEA and the Client irrevocably submit to the jurisdiction of the Hong Kong courts in connection with any matter arising out of them.

8. DEFINITIONS

References in these Terms of Engagement to the "Engagement Letter" mean the covering letter accompanying these terms and to the "Transaction" mean the proposed transaction by the Client and all matters associated therewith and to the Engagement" mean the engagement of ICEA as provided for in the Engagement Letter. Words defined in the Engagement Letter have the same meaning in these terms.

In the event that the "Client" refers to two or more persons, the obligations and indemnities of those persons shall be joint and several.

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